UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

REPORT ON ECONOMIC AND FINANCIAL ANALYSIS

2006

June

Bradesco

Banco Bradesco S.A.

Corporate Taxpayer’s ID CNPJ 60.746.948/0001-12	BOVESPA –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	LATIBEX – XBBDC

Indicators	Main Indicators (%)

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half	12 months accumulated

CDI	4.18	4.56	8.92	4.04	3.58	7.76	17.72
IBOVESPA	1.58	(5.86)	(4.38)	13.44	(3.48)	9.49	46.22
USD – Commercial Rate	0.43	(11.84)	(11.45)	(7.19)	(0.37)	(7.54)	(7.92)
IGP-M	1.55	0.20	1.75	0.70	0.71	1.41	0.87
IPCA – IBGE	1.79	1.34	3.16	1.44	0.10	1.54	4.03
TJLP	2.35	2.35	4.76	2.18	1.98	4.20	9.16
TR	0.55	0.75	1.31	0.51	0.47	0.98	2.51
Savings Deposits	2.06	2.27	4.38	2.03	1.98	4.05	8.83
Number of Business Days	61	63	124	63	61	124	251

Indicators	Closing Amount

	2005		2006

	March	June	March	June

Commercial U.S. Dollar for Sale – (R$)	2.6662	2.3504	2.1724	2.1643
Euro – (R$)	3.4603	2.8459	2.6327	2.7681
Country Risk (Points)	456	411	235	246
SELIC – COPOM Base Rate (% p.a.)	19.25	19.75	16.50	15.25
Pre-BM&F rate – 1 year (% p.a.)	19.17	18.22	14.84	14.78

Deposits	Compulsory Deposit Rates (%)				Items	Rates and Limits (%)

	2005		2006			2005		2006

	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.		1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.

Demand Deposits (1)	45	45	45	45	Income Tax	25	25	25	25
Additional (2)	8	8	8	8	Social Contribution	9	9	9	9
Time Deposits (3)	15	15	15	15	PIS (1)	0.65	0.65	0.65	0.65
Additional (2)	8	8	8	8	COFINS (2)	4	4	4	4
Savings Account (4)	20	20	20	20	Legal Reserve on Net Income	5	5	5	5
Additional (2)	10	10	10	10	Maximum Fixed Assets (3)	50	50	50	50
					Capital Adequacy Ratio Basel (4)	11	11	11	11

(1) Cash deposit – No remuneration.	(1) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2) Cash deposit – SELIC rate.	(2) The rate applicable to non-financial and similar companies is 7.60% (non-cumulative COFINS).
(3) Restricted Securities – From the amount calculated at 15%, R$300 million may be deducted.	(3) Maximum fixed assets are applied over Reference Equity.
(4) Cash deposit – Reference Rate (TR) + interest of 6.17% p.a.	(4) Reference Equity may not be lower than 11% of Weighted Assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business, which are based on management's current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: "believes", "anticipates", "plans", "expects", "intends", "aims", "evaluates", "predicts", "foresees", "projects", "guidelines", "should" and similar expressions are intended to identify forward-looking statements. These statements however, are not guarantees of future performance and involve risks and uncertainties, which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions, which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers and any other delays in loan operations; increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. These forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Risk Factors and Critical Accounting Practices

We transcribe below the annual report filed with the SEC – "Risk Factors" and "Critical Accounting Practices" sections of Form 20-F , to assure Bradesco's adhesion to best international practices for transparency and corporate governance, describing the risk factors and the critical accounting practices which we consider most significant and which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions have direct impact on our business and on the market price of our stocks and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil's economy, which in the past has been characterized by frequent intervention by the Brazilian Government and volatile economic cycles. In addition, our financial condition and the market price of our stocks and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates, interest rate, inflation rates, and other political, diplomatic, social and economic developments within and outside of Brazil that affect the Country.

In the past, the Brazilian Government has often changed monetary, fiscal and taxation policies to influence the course of Brazil's economy. We cannot predict which measures or policies the Brazilian Government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil undergoes a period of high inflation in the future, our revenues and the market price of our stocks and ADSs may be reduced

In the last 15 years, Brazil has undergone extremely high inflation rates, with annual rates (IGP – DI from Getulio Vargas Foundation) reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil's inflation rates were 7.7% in 2003, 12.1% in 2004 and 1.2% in 2005. Inflation and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. In addition, public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian marketable securities markets. If Brazil suffers a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor's confidence lags, the price of our stocks and ADSs may drop. Inflationary pressures may also curtail our ability to access foreign financial markets and may occasionally lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may harm our ability to finance our operations

Since the end of 1997, and in particular during the last five years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods, Brazil has experienced a significant outflow of U.S. dollars and while Brazilian companies have borne higher costs to raise funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous for us.

4) Developments in other emerging markets may affect in a negative manner the market price of our stocks and ADSs

The market price of our stocks and ADSs may be affected in a negative manner by declines in the international financial markets and world economic conditions. Brazilian securities markets are influenced by the local economy and other emerging countries, especially those in Latin America, including Argentina, which is one of Brazil's principal trading partners. Although economic conditions are different in each country, investors' reaction to developments in one country may affect the securities markets and the securities of issuers in other countries, including Brazil.

Occasionally, developments in other countries have adversely affected the market price of our and other Brazilian companies' stocks, as investors' high risk perception due to crisis in other emerging markets may lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the economic situation in Argentina and Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of our stocks and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian Government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may negatively affect our operations and results

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum capital requirements, compulsory deposits, loan limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended. Besides, the enforcement or interpretation of laws and regulations could change, and new laws and regulations could be adopted. Such changes could materially affect in a negative manner our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and public and private insurance companies. Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown the competition both in the banking and insurance sectors. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations, reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process by one of our competitors would generally add to the acquirers' market share, and as a result we may face increased competition from the acquirer.

3) The majority of our common stocks are held by two stockholders, whose interests may conflict with other investors' interests

On June 30, 2006 Cidade de Deus – Companhia Comercial de Participações held 48.44% of our common stocks and Fundação Bradesco directly and indirectly held 46.33% of our common stocks. As a result, these stockholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other stockholders, as well as to approve related-party transactions or corporate reorganizations.

Critical Accounting Practices

Bradesco's results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in the note 3 to the consolidated financial statements included in chapter 8 of this Report.

The following 5 items outline the accounting policies deemed as critical, in terms of materiality, as well as areas requiring a greater judgment and estimate or involving a higher level of complexity, affecting our financial condition and the results of our operations. The accounting estimates made under such context impel us to make assumptions on highly uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses and leasing based on the analysis of our loan operations portfolio, including probable losses estimate in these segments at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors, which may affect our determination of allowance for loan losses, include:

– general economic conditions in Brazil and conditions of relevant sector;
– previous experience with borrower or relevant sector of economy, including losses recent experience;
– credit quality trends;
– guarantees amounts of a loan operation;
– volume, composition and growth of our loan operations portfolio;
– Brazilian Government's monetary policy; and
– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a positive fluctuation of 1.0% in delinquency rate expected for our loan operations portfolio in full performance on June 30, 2006, the allowance for loan losses would increase approximately R$ 34 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our allowance for loan losses. The analysis should not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses, see content of loan operations included in Chapter 3 of this Report and notes 3e and 10 included in the Chapter 8 hereof.

2) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using market-quoted prices when available. We observe that the fair value may be affected by the volume of shares traded and also may not reflect the "control premiums" resulting from shareholders' agreements, those holding significant investments. However, the Management believes that market-quoted prices are the fair value best indicators.

When market-quoted prices are not available, we use models to estimate the fair value. The factors used in these models include distributors' quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates, options volatility, when these are relevant and available.

In the determination of fair value, when market-quoted prices are not available, we have the Management's judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes correlations or incorrect assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a security held to maturity or security available for sale is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of marketable securities and derivative financial instruments, see notes 3c, 3d and 8 included in the Chapter 8 of this Report.

3) Classification of Securities

The classification of securities occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management's intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on our decision to classify them upon their acquisition. Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities can be found in the note 8 included in the Chapter 8 of this Report.

4) Income Tax and Social Contribution

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, and income tax and social contribution payable. Generally, our assessment requires us to estimate the future values of deferred tax assets and income tax and social contribution payable. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. The support to our assessments and assumptions may change over time, as a result of occurrences or unpredictable circumstances, influencing our determination of value of our tax liabilities.

Constantly we monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets.

For further information about Bradesco's income tax and social contribution, see notes 3f and 34 to our financial statements included in the Chapter 8 of this Report.

5) Use of Estimates

Our Management estimates and makes assumptions, which include the amount of provisions for deferred taxes, the assumptions for the calculation of allowance for loan losses, the assumptions for calculations of technical provisions for insurance, private pension plans and savings bonds, the choice of useful lives of certain assets and the determination if an asset or group of specific assets was deteriorated. The estimates are based on the judgment and available information. Therefore, actual results may differ from such estimates.

Corporate Strategy

We understand that the expansion of the Brazilian economy will stimulate a solid growth in a portion of the population needing financial services, and accordingly, an increase of demand for such services. Under such context, our main objective is to maintain the focus on the domestic market and take advantage of our position, as the largest private bank in Brazil, to expand profitability, maximizing value to our stockholders and generating higher returns compared to other Brazilian financial institutions.

We intend to achieve such goals with a strategy not only to continuously expand our customer base, but also to consolidate our role as "the priority bank" of each of our clients, so that to be the first option of all our clients towards all their financial services needs. Our goal is to be a "Banco Completo" (all-inclusive Bank) in the Brazilian market. In this regard, we strive to maintain a remarkable presence in every line of financial services.

In the banking segment, we aim at rendering the most varied range of services as retail bank, supported by a staff with more than 75 thousand employees, a wide service network, including our branches, corporate site branches, Banco Postal and correspondent banks, besides the ATMs, always concerned with the expansion of business volume. We are also focused on expanding our businesses as a wholesale bank in all its aspects (investment bank and corporate business) and expand our private banking business.

In the insurance segment, we intend to consolidate Bradesco Seguros e Previdência leadership, and in relation to the supplementary private pension segment, we intend to take advantage of our ongoing expansion of demand for our private pension products.

In every line of our operation, we intend to stand out and be recognized by our clients as leaders in terms of performance and efficiency.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a team highly qualified and devoted to the rendering of services, permanently trained and with rigid discipline standards at work. Our growth plans are not only translated into seeking the addition of new clients but also are focused on the frequent improvement of products and distribution channels. It is also fundamental to promote the business, the treatment given to our team in terms of qualification, promotion and creation of a solidarity culture at work, with a view to fomenting an environment where our employees may develop a career enduring during their entire professional life.

Finally, the main component of our philosophy is to conduct the business according to the highest ethical standards. Therefore, our strategy is always guided by seeking the best Corporate Governance practices and by the understanding that Bradesco, besides being a source of profits to its stockholders, should also be a building element in the Company.

The key elements of our business strategy are:

– expansion by means of organic growth;
– performance based on the business model of a large banking institution, having as subsidiary an important insurance company, which we name as "Modelo Banco-Seguros" (Insurance Bank Model), with a view to maintaining our profitability and consolidate our leadership in the insurance industry;
– increase of revenues, profitability and value to stockholders, by consolidating our loan operations, our main activity, and the expansion of new products and services;
– maintenance of our commitment to the technological innovation;
– obtain profitability and return to the stockholders by means of improved efficiency ratio;
– maintain acceptable risk levels in our operations; and
– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

1) To expand main business areas by means of organic growth

The Brazilian economy has been showing solidity over the past years and has been creating strategic opportunities for financial and insurance segments growth, mainly by means of increased business volume. We intend to take advantage of such opportunities to increase our revenues, obtain profitability and maximize value to the stockholders, as outlined as follows:

– benefiting from the opportunity in the Brazilian markets to obtain new clients with loan and financial needs only partially met, incrementing the competition for a small level of clients with higher income levels;
– expanding our financial services distribution, by using creativity in developing new products, solidly employing non-traditional means, for instance, to expand our credit cards offer and extension of loan granting to stores, by utilizing alliances with such stores and rendering services via the Banco Postal;

– using the distribution channels in benefit of the Bank, including our traditional Branch Network and technology to access the Internet in order to identify demand for new products;
– offering our customer base, broadly, our products and services;
– using the systems of our branches, with a view to assessing and monitoring the use of our products by clients, so that to drive them to the appropriate commercialization platforms; and
– developing varied products, in compliance with the needs of our current and potential clients.

2) To operate based on the Insurance Bank Model,in order to maintain the profitability and consolidate Bradesco's leadership in the insurance industry

Our goal is to be "the priority bank" of our clients, thus increasing attendance to meet their banking, according to insurance and private pension needs. We believe to be in a privileged position to capitalize the synergy among banking, insurance, private pension services and other financial activities in order to sell our traditional banking products and insurance and private pension products, by means of our branches network, our brokers and dealerships network, distribution services via the Internet and our creativity in developing new distribution channels.

Concurrently, we aim at increasing profitability levels of insurance and supplementary private pension plans segments, by using the profitability measure rather than the volume of underwritten premium or amounts deposited, as observed as follows:

– maintaining our current policy of carefully assessing the car insurance risks and rejecting them in events where risks are too high;
– intensively trading our products; and
– maintaining acceptable risk levels in our operations by means of a strategy of :

  setting priorities to insurance underwriting opportunities, according to the risk spread between the revenue expected pursuant to the terms of insurance agreement and the amount of projected claims (statistically) to be due under the terms of such agreement;
  carrying out hedge transactions, so that to set out the mismatch between the real inflation index and provisions for adjustments of interest rates and inflation in long-term agreements; and
  entering into reinsurance agreements with renowned reinsurance companies, executed by means of IRB-Brasil Resseguros (IRB), viewing to reducing the exposure to great risks.

3) Increased revenues from banking activities, profitability and value to stockholders, by reinforcing loan operations and expanding new products and services

We are concerned with the increase of revenues and profitability in our banking operations, with the following measures:

– carry out our traditional activities of deposits and loan operations, continuously seeking to improve the quality of our loan portfolio, by means of risk mitigation plans and improvement in the assessment of loan granting ratings;
– build our customer base, legal entities and individuals, by offering services meeting the needs of specific clients, including foreign exchange services and import/export financing;
– intensively seek the development of paid services based on fees, such as collection and payment processing for current and potential clients;
– expand our financial services and products distributed out of our conventional means of branches, such as credit card activities, taking advantage of change in the consumers' behavior concerning the financial services consumption;
– increase our revenues from assets management and private pension plans; and
– continuously build our high income customer base, by providing a varied range of tailor-made financial products and services, and offering maximum efficiency in the assets management.

4) To maintain Bradesco's commitment to technological innovation

The development of efficient means to reach clients and to process operations is a key element of our goal to increase our profitability and thus obtain coordinated growth opportunities. Recently, Bradesco resolved to reinforce such strategy with the challenge of changing our technological model, with a view to definitively maintaining Bradesco's market leadership in the industry in terms of technology. Thus, Bradesco set a task force devoted to the advance of our profile and public perception towards technology.

We believe that technology offers unequalled opportunities to reach our clients efficiently in terms of costs. We maintain the commitment of being ahead in the banking automation process, by creating opportunities to the Brazilians to contact us via the Internet. We expect to continue increasing the number of clients and operations carried out through the Internet, by means of techniques, such as:

– by continuously installing stations of access to the Internet (Web Points) in public sites, allowing clients to use our banking system via the Internet, whether or not they have access to a personal computer;
– by enlarging our mobile banking service (Bradesco Mobile Banking), allowing clients to carry out their banking operations via the Internet, with compatible mobile phones; and
– by providing Pocket Internet Banking for palmtops and Personal Digital Assistants (PDAs) allowing our clients to see their checking accounts and savings accounts, credit card transactions, provide for payments, transfer funds and also obtain institutional information.

5) To obtain profitability and return to stockholders by improving the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining the austerity as guideline for our cost control policy;
– by consolidating the synergies enabled by our recent acquisitions;
– by still reducing our operational costs, by means of technology investments, decreasing the costs per transaction, always maintaining our automated distribution channels updated, including our distribution systems by phone, Internet and teller machines; and
– by still incorporating institutions to be acquired in our existing system, in order to remove potential overlaps, redundancies and inefficiency.

6) To maintain acceptable risk levels in our operations

Bradesco is constantly identifying and assessing the risks inherent to the activities we developed and we maintain proper controls, ensuring the conformity with processes and capital efficient allocation, with a view to maintaining levels similar to international standards, as well as to obtain competitive advantages.

7) To enter into strategic alliances and selective acquisitions

We understand that the expansion phase of Brazilian financial institutions will occur due to organic growth over the next years. In addition, we believe that acquisition opportunities will be smaller size institutions, mainly available by means of privatizations. Notwithstanding, we deem that certain institutions, susceptible to be acquired, could present niche opportunities, such as consumer financing, credit cards and investment bank. Therefore, we continuously evaluate potential strategic alliances as well as consolidation opportunities, including privatization and acquisitions proposals, and other forms, which offer potential opportunities to Bradesco increase its market share or improve its efficiency. Besides focusing on the value and the quality of assets, Bradesco takes into account potential operating synergies, crossed sales opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. Our analysis of potential opportunities is guided by the impact these would have over our results.

Contents

List of Main Abbreviations			10

1 – Bradesco – Line by Line			11

Summarized Statement of Income Analysis	12	Analysis of the Statement of Income	22
Highlights	14	Comparative Balance Sheet	39
Bradesco's stocks	17	Equity Analysis	40
Comparative Statement of Income	21

2 – Main Information on Statement of Income			51

Consolidated Statement of Income	52	Analysis of the Adjusted Net Interest Income and
Profitability	54	Average Rates	58
Results by Business Segment	56	Allowance for Doubtful Accounts	64
Change in the Main Items of Statement of Income	56	Fee Income	65
Change in Net Interest Income Items plus		Administrative and Personnel Expenses	66
Exchange Adjustment	57	Operating Efficiency	67
		Other Indicators	69

3 – Main Information on Balance Sheet			71

Consolidated Balance Sheet	72	Funding	84
Total Assets by Currency and Maturities	74	Checking Accounts	85
Marketable Securities	75	Savings Accounts	85
Loan Operations	76	Assets under Management	87

4 – Operating Companies			89

Grupo Bradesco de Seguros e Previdência	90	Leasing Companies	109
– Insurance Companies	90	Bradesco Consórcios (Consortium Purchase Plans)	111
– Vida e Previdência (Private Pension Plan)	97	Bradesco S.A. – Corretora de Títulos e
– Savings Bonds	102	Valores Mobiliários	116
Banco Finasa	107	Bradesco Securities, Inc.	118

5 – Operational Structure			119

Corporate Organization Chart	120	Risk Management and Compliance	139
Administrative Body	122	– Credit Risks, Operating Risks, Market Risks,
Risk Ratings	123	Internal Controls and Compliance	139
Ranking	124	– Liquidity Risk Management	145
Market Segmentation	125	– Capital Risk Management	145
Bradesco Corporate	125	Cards	147
Bradesco Empresas (Middle Market)	126	International Area	151
Bradesco Private	127	Capital Market	154
Bradesco Prime	127	Cash Management Solutions	155
Bradesco Varejo (Retail)	128	Bookkeeping of Assets and Qualified
Banco Postal	128	Custody Services	158
Customer Service Network	130	Business Processes	159
Bradesco Day & Night Customer Service Channels	133	Acknowledgments	162
Investments in Infrastructure, Information
Technology and Telecommunications	139

6 – Social-environmental Responsibility			165

Bradesco Organization and the		Fundação Bradesco	186
Social-environmental Responsibility	166	Social Report	191
Human Resources	172

7 – Independent Auditors' Report			193

Report of Independent Auditors on Limited Review of Supplementary Accounting Information included in
the Report on Economic Analysis and in the Social Balance Sheet.			194

8 – Financial Statements, Independent Auditors' Report, Summary of the Audit Committee Report and
Report of the Fiscal Council			195

Management Report	196	Index of Notes to the Financial Statements	212
Consolidated Balance Sheet	203	Notes to the Financial Statements	213
Consolidated Statement of Income	207	Management Bodies	271
Statement of Changes in Stockholders' Equity	208	Independent Auditors' Report	272
Consolidated Statement of Changes in		Summary of the Audit Committee's Report	273
Financial Position	209	Fiscal Council's Report	275
Consolidated Cash Flow	210
Consolidated Added Value Statement	211

Glossary of Technical Terms			276

Cross Reference Index			279

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations

ABC	– Activity-Based Costing	IBNR	– Incurred But Not Reported
ABECS	– Brazilian Association of Credit Card Companies and Services	IBOVESPA	– São Paulo Stock Exchange Index
ABEL	– Brazilian Association of Leasing Companies	IBRACON	– Brazilian Institute of Independent Auditors
ABM	– Activity-Based Management	IBRE	– Brazilian Economy Institute
ACC	– Advances on Foreign Exchange Contracts	IEO	– Operating Efficiency Ratio
ACM	– Automated Consulting and Contract Machine	IFC	– International Finance Corporation
ADR	– American Depositary Receipt		(Sociedade Financeira Internacional)
ADS	– American Depositary Share	IFT	– Quarterly Financial Information
ADVB	– Association of Sales and Marketing Managers of Brazil	IGP-DI	– General Price Index – Internal Availability
ANAPP	– National Association of Private Pension Plan Companies	IGP-M	– General Price Index – Market
ANBID	– National Association of Investment Banks	INFRAERO	– Brazilian Airport Infrastructure Authority
ANS	– National Agency for Supplementary Healthcare	INSS	– Social Security National Institute
ANSP	– National Academy of Insurance and Private Pension Plans	IPCA	– Extended Consumer Price Index
AP	– Personal Accident	IPO	– Initial Public Offering
APIMEC	– Association of the Capital Markets Investment	IPTU	– Municipal Real Estate Tax
	Analysts and Professionals	IR	– Income Tax
ATM	– Automated Teller Machine
		IRRF	– Withholding Income Tax
BACEN	– Brazilian Central Bank
		ISO	– International Standard Organization
BDR	– Brazilian Depositary Receipt
		ISE	– Corporate Sustainability Index
BM&F	– Mercantile and Futures Exchange
		ISS	– Tax on Services
BNDES	– National Bank for Economic and Social Development
		JCP	– Interest on Own Capital
BOVESPA	– São Paulo Stock Exchange
		LATIBEX	– Latin American Stock Exchange Market in Euros (Spain)
CBLC	– Brazilian Settlement and Custody Company
		MBA	– Master of Business Administration
CDB	– Bank Deposit Certificate
		MP	– Provisional Measure
CDC	– Consumer Sales Financing
		NBR	– Registered Brazilian Rule
CDI	– Interbank Deposit Certificate
		NPL	– Non Performing Loans
CEF	– Federal Savings Bank
		NYSE	– New York Stock Exchange
CETIP	– Clearing House for the Custody and
	Financial Settlement of Securities	OIT	– International Labor Organization
CMN	– National Monetary Council	ON	– Common Stocks
CNSP	– National Private Insurance Council	ONG	– Non-Governmental Organization
COBIT	– Control Objectives for Information and Related Technology	ONU	– UN (United Nations)
COFINS	– Contribution for Social Security Financing	PDD	– Allowance for Doubtful Accounts
COPOM	– Monetary Policy Committee	PGBL	– Unrestricted Benefits Generating Plan
COSIF	– Chart of Accounts for National Financial System Institutions	PIS	– Social Integration Program
COSO	– Committee of Sponsoring Organizations	PL	– Stockholders' Equity
CPMF	– Provisory Contribution on Financial Transactions	PLR	– Employee Profit Sharing
CRI	– Certificate of Real Estate Receivables	PN	– Preferred Stocks
CS	– Social Contribution	PPNG	– Unearned Premiums Provisions
CVM	– Brazilian Securities Commission	PTRB	– Online Tax Payment
DPVAT	– Compulsory Vehicle Insurance	RCF	– Optional Third-Party Liability
DR	– Depositary Receipt	RE	– Basic lines (of Insurance Products)
DRE	– Statement of Income	ROA	– Return on Assets
DTVM	– Securities Dealer	ROE	– Return on Stockholders' Equity
DVA	– Value-Added Statement	SAP	– Systems Applications and Products
D&O	– (Directors and Officers) – Insurance Specific for	SBPE	– Brazilian Savings and Loan System
	the Board of Director's Members, Directors and/or Officers	SEBRAE	– Brazilian Micro and Small Business Support Service
EPE	– Specific Purpose Entities
		SEC	– U.S. Securities and Exchange Commission
ERP	– Enterprise Resource Planning
		SELIC	– Special Clearance and Custody System
EXIM	– Export and Import – BNDES Financing Line
		SESI	– National Industry Social Service
FGV	– Getulio Vargas Foundation
		SFH	– National Housing System
FIA	– Management Institute Foundation
		SIPAT	– Internal Week of Labor Accident Prevention
FIDC	– Credit Right Funds
		SPB	– Brazilian Payment System
FIE	– Exclusive Investment Fund
		SPE	– Specific Purpose Entity
FINABENS	– Financing Line of other Assets and Services
		SUSEP	– Superintendence of Private Insurance
FINAME	– Fund for Financing the Acquisition of
	Industrial Machinery and Equipment	TED	– Instant Online Transfer
FIPE	– Economic Research Institute Foundation	TJLP	– Long-term Interest Rate
FIPECAFI	– Accounting, Actuarial and Financial Research	TR	– Reference Rate
	Institute Foundation	TVM	– Marketable Securities
FlRN	– Floating Rate Note	UNESCO	– United Nations Educational, Scientific and Cultural Organization
FxRN	– Fixed Rate Note	VaR	– Value at Risk
IBMEC	– Brazilian Capital Market Institute	VGBL	– Long-term Life Insurance

1 - Bradesco – Line by Line

Summarized Statement of Income Analysis

1st Half/05 x 1st Half/06 – R$ million

	Statement of Income		Adjustments (1)		Adjusted Statement of Income		Variation

	1st Half		1st Half		1st Half		Amount	%

	2005	2006	2005	2006	2005	2006

Net Interest Income (2)	8,354	10,221	(745)	(295)	7,609	9,926	2,317	30.5
Allowance for Doubtful Accounts – PDD (3)	(1,197)	(2,054)	–	–	(1,197)	(2,054)	(857)	71.6
Intermediation Gross Income	7,157	8,167	(745)	(295)	6,412	7,872	1,460	22.8
Insurance Operating Income (4)	(116)	355	327	–	211	355	144	68.2
Fee Income (5)	3,421	4,131	–	–	3,421	4,131	710	20.8
Personnel Expenses (6)	(2,467)	(2,888)	–	–	(2,467)	(2,888)	(421)	17.1
Other Administrative Expenses (6)	(2,432)	(2,692)	–	–	(2,432)	(2,692)	(260)	10.7
Tax Expenses (6)	(902)	(1,078)	52	37	(850)	(1,041)	(191)	22.5
Other Operating Income/Expenses	(931)	(1,408)	–	–	(931)	(1,408)	(477)	51.2
Operating Income	3,730	4,587	(366)	(258)	3,364	4,329	965	28.7
Non-Operating Income (7)	(27)	(20)	–	–	(27)	(20)	7	(25.9)
Income Tax, Social Contribution and
Minority Interest	(1,082)	(1,435)	366	258	(716)	(1,177)	(461)	64.4
Net Income	2,621	3,132	–	–	2,621	3,132	511	19.5

In the half ended on June 30, 2006, Bradesco's net income reached R$ 3,132 million, accounting for a 19.5% growth in relation to net income of the same period of the previous year. Bradesco's stockholders' equity amounted to R$ 21,461 million as of June 30, 2006, equivalent to a 23.0% increase compared to the balance as of June 30, 2005. Consequently, the annualized return on stockholders' equity (ROE) reached 31.3% . Total consolidated assets reached R$ 232,935 million as of June 30, 2006, a 19.7% growth in relation to the balance of same date of the previous year. The annualized return on total assets (ROA), in the 1st half of 2006, was 2.7% . Earnings per stock reached R$ 3.20.

(1) Adjustments

The effects outlined below were annulled between items:

(i) partial income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of such hedge strategy was R$ 418 million and R$ 295 million in the 1st half of 2005 and 2006, respectively; and

(ii) extraordinary provision in the amount of R$ 324 million was recorded in the Individual Health portfolio, to bring to the same level the premiums for insurance holders over 60 years of age whose health insurance plans are prior to the Law 9,656/98 and for benefits related to fully settled plans which was offset by a positive result verified in the partial sale of our stake in Belgo-Mineira, R$ 327 million in the 1st half of 2005.

Excluding these adjustments, the main items which influenced the net income in the 1st half of 2006 compared to the 1st half of 2005 are outlined below:

(2) Net Interest Income – R$ 2,317 million

Such growth is basically due to "interest" component, with a share of R$ 1,709 million, mainly caused by an increment in the business volume, pointing out a 39.9% increase in the volume of loan operations for individuals in the 12-month period ended on June 30, 2006, mainly concerned with consumer sales and personal loan financing, the spread of which is higher when compared to the corporate portfolio. In the "non-interest" component, with a share of R$ 608 million, the highlight was for the largest gains of TVM and treasury in the 1st half of 2006.

(3) Allowance for Doubtful Accounts – R$ 857 million

The variation is mostly due to a 27.0% increase in the volume of loan operations in the 12-month period ended on June 30, 2006, pointing out the individual client operations, under the type "personal loan", climbing 50.8%, which in view of its specific characteristic requires a higher volume of provision, as well as the increase of the de delinquency ratio noted in all the Brazilian Financial System.

(4) Income from Insurance, Private Pension Plan and Savings Bonds Operations – R$ 144 million

The evolution is mostly due to: (i) the recovery in sales of the products "VGBL" and "PGBL"; (ii) the increase in the production of products of the corporate plan of the Health segment; (iii) the increase in the production of popular products of the Life segment; and mitigated: (iv) by the complementation of the provision in the "Individual Health" portfolio.

(5) Fee Income – R$ 710 million

The increase in the period is mainly due to a higher average volume of operations, combined with the improvement in the segmentation process.

(6) Personnel, Administrative and Tax Expenses – R$ 872 million

Out of such amount, R$ 421 million of personnel expenses is basically due to: (i) the increase in salary levels resulting from the collective bargaining agreement of 2005; (ii) the higher "PLR" expenses; (iii) the higher expenses with provision for labor proceedings in the 1st half of 2006; and (iv) the acquisition of Banco BEC. The R$ 260 million of other administrative expenses basically refer to: (i) the effects on increased volume of business; (ii) the acquisition of BEC in the 1st half of 2006; and (iii) the contractual adjustments in the period. The R$ 191 million of tax expenses derive basically from the increase of PIS/COFINS expenses, due to the increase in taxable income in the 1st half of 2006 compared to the same period of 2005.

(7) Non-Operating Income – R$ 7 million

In the 1st half of 2006, the following extraordinary events happened: income of R$ 99 million recorded in the operation with Fidelity; income of R$ 84 million from the partial sale of the share held at ABN – American BankNote; and expenses of R$ 192 million of extraordinary goodwill amortization.

1st Quarter/06 x 2nd Quarter/06 – R$ million

	Statement of Income		Adjustments (1)		Adjusted Statement of Income		Variation

	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.	1st Qtr.	2ndQtr.	Amount	%

Net Interest Income (2)	5,260	4,961	(285)	(10)	4,975	4,951	(24)	(0.5)
Allowance for Doubtful
Accounts – PDD (3)	(938)	(1,116)	–	–	(938)	(1,116)	(178)	19.0
Intermediation Gross Income	4,322	3,845	(285)	(10)	4,037	3,835	(202)	(5.0)
Insurance Operating Income (4)	115	240	–	–	115	240	125	108.7
Fee Income (5)	2,040	2,091	–	–	2,040	2,091	51	2.5
Personnel Expenses (6)	(1,419)	(1,469)	–	–	(1,419)	(1,469)	(50)	3.5
Other Administrative Expenses (6)	(1,317)	(1,375)	–	–	(1,317)	(1,375)	(58)	4.4
Tax Expenses (6)	(544)	(534)	36	1	(508)	(533)	(25)	4.9
Other Operating Income/Expenses	(700)	(708)	–	–	(700)	(708)	(8)	1.1
Operating Income	2,497	2,090	(249)	(9)	2,248	2,081	(167)	(7.4)
Non-Operating Income (7)	(32)	12	–	–	(32)	12	44	–
Income Tax, Social Contribution and
Minority Interest	(935)	(500)	249	9	(686)	(491)	195	(28.4)
Net Income	1,530	1,602	–	–	1,530	1,602	72	4.7

In the 2nd quarter of 2006, Bradesco's net income reached R$ 1,602 million, which corresponds to a 4.7% increase when compared to the 1st quarter of 2006. Bradesco's stockholders' equity amounted to R$ 21,461 million on June 30, 2006, corresponding to a 5.3% increase in relation to the balance as of March 31, 2006. Total consolidated assets reached R$ 232,935 million at the end of the 2nd quarter of 2006, growing 7.6% in the quarter.

(1) Adjustments
The partial income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of such hedge strategy was R$ 285 million and R$ 10 million in the 1st quarter of 2006 and in the 2nd quarter of 2006, respectively. Excluding these adjustments, the main items which influenced the net income in the 2nd quarter of 2006 are outlined below:

(2) Net Interest Income – R$ (24) million
Such variation is basically due to "non-interest" component, with a reduction of R$ 89 million, motivated by lower treasury and TVM gains in the quarter. The "interest" component, with a reduction of R$ 65 million, of which R$ 188 million resulting from a business volume expansion, pointing out a 5.2% increase in the volume of loan operations for individuals, mainly concerned with consumer financing and personal loan and the reduction of R$ 123 million due to the decreased interest rates in the quarter.

(3) Allowance for Doubtful Accounts – R$ 178 million
The variation is mainly due to the growth of 5.0% in the volume of loan operations in the 2nd quarter of 2006, mainly operations for individuals, in the "personal loan" category, with an increase of 8.7%, which, due to its specific characteristics, requires a higher volume of provision, as well as the increase of the delinquency ratio noted in all the Brazilian Financial System.

(4) Income from Insurance, Private Pension Plans and Savings Bonds Operations – R$ 125 million
The variation is basically due to the higher additional constitution of technical provisions, substantially the provision constituted in the "Individual Health" portfolio which took place in the 1st quarter of 2006.

(5) Fee Income – R$ 51 million
The increase is mostly due to an expansion in the average volume of operations in the period, pointing out the items "Loan Operations", "Checking Account" and "Collection".

(6) Personnel, Administrative and Tax Expenses – R$ 133 million
Such variation is mostly due to: (i) higher personnel expenses, due to the labor proceedings expenses in the 2nd quarter of 2006 and for the vacation concentration in the 1st quarter of 2006; (ii) to the higher administrative expenses due basically to the reflection of the increased business volume, as well as the expenses in the improvement and optimization of the technological platform (TI) and advertising; and (iii) to the increased tax expenses – CPMF, as result of payments made in the 2nd quarter of 2006 in the acquisition of AMEX and the supplementary interest on own capital of 2005.

(7) Non-Operating Income – R$ 44 million
In the 2nd quarter of 2006, the following extraordinary events happened: income of R$ 99 million recorded in the operation with Fidelity; income of R$ 84 million from the partial sale of the share held at ABN – American BankNote; and expenses of R$ 192 million of extraordinary goodwill amortization.

Highlights

Income

	R$ million

	1st Half		Variation	2006		Variation

	2005	2006	%	1st Qtr.	2nd Qtr.	%

Net Interest Income	8,354	10,221	22.3	5,260	4,961	(5.7)
Adjusted Net Interest Income	7,609	9,926	30.5	4,975	4,951	(0.5)
Allowance for Doubtful Accounts Expenses	1,197	2,054	71.6	938	1,116	19.0
Fee Income	3,421	4,131	20.8	2,040	2,091	2.5
Insurance, Private Pension Plans and Savings Bonds
Retained Premiums	5,797	6,746	16.4	3,458	3,288	(4.9)
Personnel Expenses	2,467	2,888	17.1	1,419	1,469	3.5
Other Administrative Expenses	2,432	2,692	10.7	1,317	1,375	4.4
Operating Income	3,730	4,587	23.0	2,497	2,090	(16.3)
Net Income	2,621	3,132	19.5	1,530	1,602	4.7

Balance Sheet

	R$ million

	June		Variation	2006		Variation

	2005	2006	%	March	June	%

Total Assets	194,542	232,935	19.7	216,391	232,935	7.6
Marketable Securities	64,441	70,382	9.2	68,669	70,382	2.5
Loan and Leasing Operations	69,787	88,643	27.0	84,426	88,643	5.0
Permanent Assets	4,561	5,779	26.7	4,808	5,779	20.2
Deposits	71,654	78,356	9.4	74,482	78,356	5.2
Borrowings and Onlendings	14,999	15,485	3.2	15,611	15,485	(0.8)
Technical Provisions	36,533	43,947	20.3	42,555	43,947	3.3
Stockholders’ Equity	17,448	21,461	23.0	20,375	21,461	5.3

Change in Number of Outstanding Stocks

	Common stock	Preferred stock	Total

Number of Outstanding Stocks on June 30, 2005	246,100,490	244,970,706	491,071,196
Stocks Acquired and Cancelled	(1,143,338)	(1,287)	(1,144,625)
Stocks Acquired and not Cancelled	(464,300)	–	(464,300)
100% Bonus	244,957,152	244,969,419	489,926,571
Number of Outstanding Stocks on December 31, 2005	489,450,004	489,938,838	979,388,842
Stocks Acquired and Cancelled	–	(30,000)	(30,000)
Stocks Acquired and not Cancelled	(133,200)	(400)	(133,600)
Number of Outstanding Stocks on June 30, 2006	489,316,804	489,908,438	979,225,242

Stock Performance

	R$ million

	1st Half		Variation	2006		Variation

	2005	2006	%	1st Qtr.	2nd Qtr.	%

Net Income per Stock (*)	2.67	3.20	19.9	1.56	1.64	5.1
Dividends/JCP per Stock– ON (after IR) (*)	0.765	0.949	24.1	0.446	0.503	12.8
Dividends/JCP Per Stock – PN (after IR) (*)	0.842	1.044	24.0	0.490	0.554	13.1
Book Value per Stock (ON and PN) (*)	17.77	21.92	23.4	20.81	21.92	5.3
Last Business Day Average Price – ON	38.90	63.09	62.2	70.44	63.09	(10.4)
Last Business Day Average Price – PN	41.69	68.08	63.3	77.91	68.08	(12.6)
Market Value (R$ million) (**)	39,570	64,224	62.3	72,640	64,224	(11.6)
(*)	For the purposes of comparison, the amounts were adjusted by 100% due to stocks bonus occurred as of 11.22.2005
(**)	Number of stocks (disregarding the treasury stocks) x average quotation of the last day of the period.

Cash Generation

	R$ million

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net Income	1,205	1,416	2,621	1,530	1,602	3,132
Equity in the Earnings of Affiliated	5	(10)	(5)	(5)	(30)	(35)
Allowance for Doubtful Accounts	635	562	1,197	938	1,116	2,054
Allowance/Reversal for Mark-to-Market	7	(38)	(31)	16	35	51
Depreciation and Amortization	116	111	227	109	114	223
Goodwill Amortization	96	88	184	119	314	433
Others	31	42	73	28	(25)	3
Total	2,095	2,171	4,266	2,735	3,126	5,861

Added Value

	R$ million

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Added Value (A+B+C)	3,204	3,867	7,071	4,423	4,104	8,527
A – Gross Income from Financial Intermediation	3,364	3,793	7,157	4,322	3,845	8,167
B – Fee Income	1,661	1,760	3,421	2,040	2,091	4,131
C – Other Operating Income/Expenses	(1,821)	(1,686)	(3,507)	(1,939)	(1,832)	(3,771)

Distribution of Added Value (D+E+F+G)	3,204	3,867	7,071	4,423	4,104	8,527
D – Employees	1,065	1,082	2,147	1,246	1,286	2,532
E – Government	934	1,369	2,303	1,647	1,216	2,863
F – JCP/Dividends to Stockholders (paid and provisioned)	366	559	925	539	609	1,148
G – Reinvestment of Profits	839	857	1,696	991	993	1,984

Distribution of Added Value – percentage	100.0	100.0	100.0	100.0	100.0	100.0
Employees	33.3	28.0	30.4	28.2	31.3	29.7
Government	29.1	35.4	32.6	37.2	29.6	33.6
JCP/Dividends to Stockholders (paid and provisioned)	11.4	14.5	13.1	12.2	14.8	13.5
Profit Reinvestments	26.2	22.1	23.9	22.4	24.3	23.2

Fixed Assets to Stockholders’ Equity Ratio Calculation

	R$ million

	2005		2006

	March	June	March	June

Stockholders’ Equity + Minority Stockholders	16,590	17,502	20,447	21,516
Subordinated Debts	5,743	6,185	8,549	9,650
Tax Credits	(82)	(82)	(149)	(149)
Exchange Membership Certificates	(61)	(64)	(73)	(78)
Reference Equity (A) (*)	22,190	23,541	28,774	30,939
Fixed	7,191	7,259	8,608	10,170
Fixed Assets and Leasing	(2,350)	(2,614)	(3,713)	(4,301)
Unrealized Leasing Losses	(90)	(96)	(97)	(106)
Other Adjustments	(61)	(64)	(788)	(689)
Total Fixed Assets (B) (*)	4,690	4,485	4,010	5,074
Fixed Assets to Stockholders’ Equity Ratio (B/A) – %	21.1	19.1	13.9	16.4
Excess	6,405	7,286	10,377	10,396

(*)	For the calculation of Fixed Assets to Stockholders’ Equity Ratio, the Exchange Membership Certificates are excluded from the Reference Equity and Fixed Assets, as per BACEN’s resolution 2,283.

Performance Ratios (annualized) – in percentage

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Return on Stockholders’ Equity (total)	32.5	36.6	32.3	33.6	33.4	31.3
Return on Stockholders’ Equity (average)	34.7	38.1	34.9	34.6	35.0	33.4
Return on Total Assets (total)	2.5	2.9	2.7	2.9	2.8	2.7
Stockholders’ Equity to Total Assets	8.6	9.0	9.0	9.4	9.2	9.2
Capital Adequacy Ratio (Basel) – Financial Consolidated	17.1	18.2	18.2	19.0	18.7	18.7
Capital Adequacy Ratio (Basel) – Total Consolidated	15.0	15.8	15.8	16.7	16.5	16.5
Fixed Assets to Stockholders' Equity Ratio – Financial Consolidated	43.8	41.4	41.4	42.6	48.0	48.0
Fixed Assets to Stockholders' Equity Ratio – Total Consolidated	21.1	19.1	19.1	13.9	16.4	16.4
Expanded Combined Ratio	92.1	88.8	90.4	86.0	85.4	85.0
Efficiency Ratio (12 months accumulated)	52.7	48.1	48.1	42.9	42.8	42.8

Market Share – Consolidated – in percentage

	2005		2006

	March	June	March	June

Banks – Source: BACEN
Time Deposit	11.1	10.8	9.1	10.5 (*)
Savings Deposit	15.3	15.4	15.3	15.1 (*)
Demand Deposit	17.3	17.4	17.4	18.2 (*)
Loan Operations	11.9	12.3	12.8	12.7
Number of Branches	17.0	16.7	16.9	16.8

Banks – ANBID
Investment Funds + Portfolios	14.9	15.2	14.9	15.2

Banks – Source: Federal Revenue Secretariat
CPMF	19.6	20.1	19.8	20.0

Insurance, Private Pension Plans and Savings Bonds – Source: SUSEP and ANS
Insurance, Private Pension Plans and Savings Bonds Premiums	24.1	24.2	24.6	24.6(*)
Insurance Premiums (1)	24.8	24.6	24.7	24.7(*)
Revenues from Pension Plans Contributions (2)	24.9	26.2	28.3	28.3(*)
Revenues from Savings Bonds	17.9	19.3	19.5	19.8(*)
Technical Provisions for Insurance, Private Pension Plans and Savings Bonds	38.4	38.2	37.5	37.4(*)

Insurance and Private Pension Plans – Source: ANAPP
Revenues from VGBL Premiums	43.8	41.1	43.6	43.2(*)
Revenues with PGBL Contributions	23.4	23.8	28.9	31.5(*)
Private Pension Plans Investment Portfolios (1)	45.5	45.0	43.2	43.0(*)

Credit Card – Source: ABECS
Credit Card Revenue	11.0	10.8	11.9	12.9

Leasing – Source: ABEL
Active Operations	11.5	11.3	11.5	11.8(*)

Banco Finasa – Source: BACEN
Finabens (Portfolio)	5.8	13.6	20.6	20.1(*)
Auto (Portfolio)	19.0	20.0	21.3	21.0(*)

Consortia – Source: BACEN
Real Properties	17.2	19.1	23.1	24.9(*)
Auto	13.0	14.5	16.4	17.8(*)

International Area – Source: BACEN
Export Market	22.2	21.0	23.1	22.7
Import Market	15.1	14.8	14.7	14.6
(1)	Includes VGBL
(2)	Excludes VGBL
(*)	Reference date: May 2006

Other Information

	2006		Variation	June		Variation

	March	June	%	2005	2006	%

Assets under Management – in R$ million	324,920	343,628	5.8	283,269	343,628	21.3
Number of Employees	74,940	75,295	0.5	72,862	75,295	3.3
Number of Branches	2,999	2,993	(0.2)	2,913	2,993	2.7
Checking Account Holders – million	16.6	16.6	–	16.4	16.6	1.2
Savings Account Holders – million	32.6	32.4	(0.6)	32.4	32.4	–
Debit and Credit Card Base – million	50.2	52.5	4.6	48.5	52.5	8.2

Bradesco’s Stocks

Number of Stocks (in thousands) – Common and Preferred Stocks (*)

	December					2006

	2001	2002	2003	2004	2005	March	June

Common	438,360	431,606	479,018	476,703	489,450	489,373	489,317
Preferred	425,968	425,122	472,164	472,163	489,939	489,909	489,908
Subtotal – Outstanding Stocks	864,328	856,728	951,182	948,866	979,389	979,282	979,225
Treasury Stocks	2,934	5,878	344	–	464	541	598
Total	867,262	862,606	951,526	948,866	979,853	979,823	979,823
(*)	For comparison purposes, 100% stock bonus occurred in 2005, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

On June 30, 2006, Bradesco’s capital stock was R$ 13.0 billion, composed of 979,823,142 stocks, of which 489,914,304 are common and 489,908,838 are preferred, non-par and book-entry stocks. The largest stockholder is the holding company, Cidade de Deus Participações, which directly holds 48.44% of our voting capital and 24.31% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus is basically owned by Fundação Bradesco and Elo Participações. Elo Participações has as stockholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 120).

Quantity of Stockholders – Resident in the Country and Abroad

	December					2006

	2001	2002	2003	2004	2005	March	June

Individual	2,170,158	2,153,800	2,158,808	1,254,044	1,244,572	1,247,330	1,254,077
Corporate	181,007	179,609	180,559	116,894	116,225	116,314	116,534
Subtotal Residents in the Country	2,351,165	2,333,409	2,339,367	1,370,938	1,360,797	1,363,644	1,370,611
Residents Abroad	565	373	465	3,780	3,701	3,720	3,711
Total	2,351,730	2,333,782	2,339,832	1,374,718	1,364,498	1,367,364	1,374,322

Concerning Bradesco’s stockholders, domiciled in the Country and Overseas, on June 30, 2006, 1,370,611 stockholders were domiciled in Brazil, accounting for 99.7% of total stockholders’ base and holding 71.64% of the Bradesco’s outstanding stocks. Whereas the number of stockholders living abroad was 3,711, representing 0.3% of total stockholders’ base and holding 28.36% of Bradesco’s outstanding stocks.

Market Value – R$ million

N. B.:	The market value disregards the treasury stocks (average quotation for the last day of the year).

Market Value/Stockholders’ Equity

Market Value/Stockholders’ Equity: indicates the number of times Bradesco’s market value is higher than its book value.
Formula used: quantity of common and preferred stocks multiplied by its respective average price of the last business day of the period. The amount is divided by book value of the period.

Dividend Yield – in percentage (accumulated over the past 12 months)

Dividend Yield: is the ratio of the stock price and the net dividend distributed to stockholders over the past 12 months, indicating the investors’ return related to profit sharing. Formula used: amount received by stockholder as dividend and/or interest on own capital (net of withholding tax) over the past 12 months, which is divided by preferred stock closing price of the last business day of the period.

(*)	If we consider the payment of supplementary interest on own capital relating to 2005 occurred on 4.28.2006.
(**)	If we consider the payment of interest on own capital occurred on 7.20.2006.

Payout Index – in percentage

Payout Index: indicates the percentage of net income paid as dividends/interest on own capital (net of withholding tax).
Formula used: amount received by stockholders as dividends and/or interest on own capital (net of withholding tax), which is divided by net income adjusted by legal reserve (5% of net income).

Financial Volume – Bradesco PN x Ibovespa – R$ billion (except percentage)

Source: Economática

Earnings per Share – R$ (accumulated over the past 12 months) (*)

(*)
For comparison purposes, 100% stock bonus occurred in 2005, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

Bradesco PN (BBDC4) x Ibovespa – Appreciation Index (in percentage)

Source: Economática

Bradesco Stock Performance

The 1st half of 2006 was highlighted by volatility with the reversal of flows to the Brazilian market. There was a period of a deep realization of income reaching mainly companies and sectors with higher accumulated gain.

This movement partially explains the performance of Bradesco’s preferred stocks during the 1st half. After reaching a 34.9% appreciation, stocks closed the 1st half with a 0.7% appreciation while Ibovespa appreciated 9.5% in the same period.

Moreover, momentary concerns in relation to the fundamentals of the sector, mainly concerning delinquency and the level of competition also had their share in the performance, which was also negatively affect by a large secondary offer of stocks in the sector of banks, in a little favorable market moment, which created a sale pressure on the stocks of the sector on the account of investors who decided to hold a position in the securities offered.

Comparative Statement of Income

	R$ million

	1st Half		Variation	2006		Variation

	2005	2006	%	1st Qtr.	2nd Qtr.	%

Revenues from Financial Intermediation	15,228	18,771	23.3	9,081	9,690	6.7
Loan Operations	7,188	9,684	34.7	4,517	5,167	14.4
Leasing Operations	182	286	57.1	134	152	13.4
Marketable Securities Transactions	1,958	2,580	31.8	1,048	1,532	46.2
Financial Income on Insurance, Private Pension Plans
and Savings Bonds	3,234	3,456	6.9	1,833	1,623	(11.5)
Derivative Financial Instruments	1,696	1,624	(4.2)	1,085	539	(50.3)
Foreign Exchange Transactions	231	464	100.9	114	350	207.0
Compulsory Deposits	739	677	(8.4)	350	327	(6.6)
Expenses From Financial Intermediation
(not including PDD)	6,874	8,550	24.4	3,821	4,729	23.8
Funds Obtained in the Open Market	4,674	5,553	18.8	2,536	3,017	19.0
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Savings Bonds	1,841	1,958	6.4	1,043	915	(12.3)
Borrowings and Onlendings	353	1,035	193.2	240	795	231.3
Leasing Operations	6	4	(33.3)	2	2	–
Net Interest Income	8,354	10,221	22.3	5,260	4,961	(5.7)
Allowance for Doubtful Accounts	(1,197)	(2,054)	71.6	(938)	(1,116)	19.0
Gross Income from Financial Intermediation	7,157	8,167	14.1	4,322	3,845	(11.0)
Other Operating Income (Expense)	(3,427)	(3,580)	4.5	(1,825)	(1,755)	(3.8)
Fee Income	3,421	4,131	20.8	2,040	2,091	2.5
Operating Income from Insurance, Private
Pension Plans and Savings Bonds	(116)	355	–	115	240	108.7
(+) Net Premiums Written	7,427	8,646	16.4	4,396	4,250	(3.3)
(-) Reinsurance Premiums and Redeemed Premiums	(1,630)	(1,900)	16.6	(938)	(962)	2.6
(=) Retained Premiums from Insurance, Private
Pension Plans and Savings Bonds	5,797	6,746	16.4	3,458	3,288	(4.9)
Retained Premiums from Insurance	3,610	3,899	8.0	1,996	1,903	(4.7)
Private Pension Plans Contributions	1,546	2,181	41.1	1,137	1,044	(8.2)
Income on Savings Bonds	641	666	3.9	325	341	4.9
Variation in Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	(698)	(1,045)	49.7	(579)	(466)	(19.5)
Variation in Technical Provisions for Insurance	(516)	(386)	(25.2)	(244)	(142)	(41.8)
Variation in Technical Provisions for
Private Pension Plans	(189)	(653)	245.5	(333)	(320)	(3.9)
Variation in Technical Provisions for Savings Bonds	7	(6)	–	(2)	(4)	100.0
Retained Claims	(2,829)	(2,985)	5.5	(1,509)	(1,476)	(2.2)
Savings Bonds Draws and Redemptions	(560)	(573)	2.3	(285)	(288)	1.1
Insurance and Private Pension Plans, Savings
Bonds Selling Expenses	(453)	(494)	9.1	(243)	(251)	3.3
Insurance Products Selling Expenses	(370)	(401)	8.4	(200)	(201)	0.5
Private Pension Plans Selling Expenses	(76)	(86)	13.2	(40)	(46)	15.0
Savings Bonds Selling Expenses	(7)	(7)	–	(3)	(4)	33.3
Expenses with Private Pension Plans Benefits and
Redemptions	(1,373)	(1,294)	(5.8)	(727)	(567)	(22.0)
Personnel Expenses	(2,467)	(2,888)	17.1	(1,419)	(1,469)	3.5
Other Administrative Expenses	(2,432)	(2,692)	10.7	(1,317)	(1,375)	4.4
Tax Expenses	(902)	(1,078)	19.5	(544)	(534)	(1.8)
Equity in the Earnings of Affiliated Companies	5	35	600.0	5	30	500.0
Other Operating Income	559	571	2.1	255	316	23.9
Other Operating Expenses	(1,495)	(2,014)	34.7	(960)	(1,054)	9.8
Operating Income	3,730	4,587	23.0	2,497	2,090	(16.3)
Non-Operating Income	(27)	(20)	(25.9)	(32)	12	–
Income before Taxes and Profit Sharing	3,703	4,567	23.3	2,465	2,102	(14.7)
Income Tax and Social Contribution	(1,081)	(1,430)	32.3	(930)	(500)	(46.2)
Minority Interest in Subsidiaries	(1)	(5)	400.0	(5)	–	(100.0)
Net Income	2,621	3,132	19.5	1,530	1,602	4.7
Annualized Return on Stockholders’ Equity (%)	32.3	31.3		33.6	33.4

Analysis of the Statement of Income – R$ million

Income from Loan Operations and Leasing Result

1st Half/2005	1st Half./2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
7,364	9,966	35.3	4,649	5,317	14.4

Income was up basically as a result of: (i) the increase in the volume of the loan portfolio, which totaled R$ 88,643 in June/06 against R$ 69,787 in June/05, i.e., a 27.0% increase, particularly in the individual client portfolio, up by 39.9%, which shows higher profitability than corporate portfolio, pointing out “Auto” and “Personal Loan” products, while the corporate portfolio climbed 19.0%, pointing out “BNDES Onlending” and “Export Financing”; (ii) lower exchange loss variation of 7.5% in 1H06, against an exchange loss variation of 11.5% in 1H05, affecting foreign currency indexed and/or denominated operations, which comprise 8.1% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Contracts); which was partially offset: (iii) by the decrease in average interest rates, observing the 7.8% CDI variation in 1H06, against 8.9% in 1H05 ..

The variation in income in the quarter was mainly due to: (i) an increase of 5.0% in the loan portfolio volume, which reached the amount of R$ 88,643 in June/06, against R$ 84,426 in March/06, pointing out the individual client portfolio, with a growth of 5.2%, which shows higher profitability than the corporate portfolio, pointing out “Auto” and “Personal Loan” products, while in the corporate portfolio, there was an increase of 4.9%, pointing out “Export Financing” and “BNDES Onlending” products and (ii) lower exchange loss variation of 0.4% in 2Q06, against exchange loss variation of 7.2% in 1Q06, affecting our foreign currency indexed and/or denominated operations, comprising 8.1% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Contracts); which was partially mitigated: (iii) by a drop in the average interest rates, observing th e 3.6% CDI variation in 2Q06, against 4.0% in 1Q06.

Income from Operations with Marketable Securities (TVM) and Derivative Financial Instruments

1st Half/2005	1st Half./2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
3,654	4,204	15.1	2,133	2,071	(2.9)

The increase in income is basically due to: (i) higher “non-interest” income gains of R$ 395 which includes a R$ 123 reduction represented by a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy in the period; (ii) lower exchange loss variation of 7.5% in 1H06, against an exchange loss variation of 11.5% in 1H05, impacting on the foreign currency indexed and/or denominated operations, comprising 10.7% of the portfolio; which was offset: (iii) by the reduction in the average interest rates, observing the 7.8% CDI variation in 1H06, against 8.9% in 1H05.

The variation in income is mainly due to: (i) a reduction in the average interest rates, observing the 3.6% CDI variation in 2Q06, against 4.0% in 1Q06; (ii) lower non-interest income gains of R$ 392, which includes R$ 275, represented by a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy in the period; offset: (iii) by the lower exchange loss variation of 0.4% in 2Q06, against exchange loss variation of 7.2% in 1Q06, impacting on the foreign currency indexed and/or denominated operations, comprising 10.7% of the portfolio.

Financial Income on Insurance, Private Pension Plans and Savings Bonds

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
3,234	3,456	6.9	1,833	1,623	(11.5)

The growth in the period was basically due to: (i) an increase in the volume of the marketable securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially PGBL and VGBL products; and partially mitigated: (ii) by the reduction in the average interest rates, observing the 7.8% CDI variation in 1H06, against 8.9% in 1H05; (ii,) lower non-interest income of R$ 287 in 1H06, against R$ 475 in 1H05, arising from lower gains of marketable securities, pointing out the positive result reached in the disposal of part of our interest in Belgo-Mineira of R$ 327 in 1H05; and (iv) the lower variation in the IGP-M index.1.4% in 1H06, against 1.8% in 1H05.

The decrease in the quarter was substantially due to: (i) a decrease in the average interest rates, observing the 3.6% CDI variation in 2Q06, against 4.0% in 1Q06; partially mitigated: (ii) by the increase in the volume of marketable securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially PGBL and VGBL products; and (iii) “non-interest” income R$ 15, resulting from higher gains with marketable securities.

Foreign Exchange Transactions

1st Half/2005	1st Half./2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
231	464	100.9	114	350	207.0

This item should be analyzed deducted from expenses with foreign funding, used for import/export operations financing, in accordance with Note 11a. After the deductions, the result would be R$ 111 in 1H05 and R$ 159 in the 1H06, mostly influenced by an increase in the average volume of foreign exchange portfolio in the period.

This item should be analyzed deducted from expenses with foreign funding, used for import/export operations financing, in accordance with Note 11a. After such deductions, the result would be R$ 73 in 1Q06 and R$ 86 in 2Q06, mostly influenced by an increase in the average volume of foreign exchange portfolio in the quarter.

Compulsory Deposits

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
739	677	(8.4)	350	327	(6.6)

The variation is basically due to: (i) a reduction in the SELIC rate of 7.8% in 1H06, against 8.9% in 1H05, used to remunerate the additional compulsory deposit; (ii) a reduction in Reference Rate – TR from 1.3% in 1H05 to 1.0% in 1H06, which composes the remuneration of compulsory deposit over savings deposits; which was offset: (iii) by the increase in the average volume of deposits in the period.

The variation is basically due to: (i) a reduction in SELIC rate from 4.0% in 1Q06 to 3.6% in 2Q06, used to remunerate the additional compulsory deposit; and (ii) a reduction in the average volume of savings deposits in the quarter.

Funds Obtained in the Open Market

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
4,674	5,553	18.8	2,536	3,017	19.0

The variation is mostly due to: (i) the increase in the average funding balance in the period; (ii) lower exchange loss variation of 7.5% in 1H06, against exchange loss variation of 11.5% in 1H05, impacting the foreign currency indexed and/or denominated funding; which was offset by: (iii) reduction in the average interest rates, observing the 7.8% CDI variation in the 1H06, against 8.9% in 1H05, mainly affecting the time deposits expenses and purchase and sale commitments; and (iv) a reduction in Reference Rate – TR from 1.3% in 1H05 to 1.0% in 1H06, impacting on the remuneration of savings deposits.

The growth in expenses mainly derives from: (i) the increase in the average funding balance in the quarter; (ii) lower exchange loss variation of 0.4% in 2Q06, against exchange loss variation of 7.2% in 1Q06, impacting on the foreign currency indexed and/or denominated funding; which was offset by: (iii) reduction in the average interest rates, observing the 3.6% CDI variation in the 2Q06, against 4.0% in 1Q06, mainly affecting the time deposits expenses and purchase and sale commitments.

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans andSavings Bonds

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
1,841	1,958	6.4	1,043	915	(12.3)

The increase is basically due to: (i) higher average balance of technical provisions, especially PGBL and VGBL products; and partially mitigated by: (ii) the reduction in the average interest rates, observing the 7.8% CDI variation in 1H06, against 8.9% in 1H05; (iii) lower IGP-M variation of 1.4% in 1H06, against 1.8% in 1H05, one of the indexes which also remunerates the technical provisions.

The decrease is basically due to: (i) the drop in the average interest rates, observing the 3.6% CDI variation in 2Q06, against 4.0% in 1Q06; and partially mitigated by: (ii) higher average balance of technical provisions, especially PGBL and VGBL products.

Borrowings and Onlendings Expenses

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
353	1,035	193.2	240	795	231.3

The variation in expense is mainly due to the lower exchange loss variation of 7.5% in 1H06, against exchange loss variation of 11.5% in 1H05, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 37.5% of the Borrowings and Onlendings portfolio.

The increase in expense is basically due to the lower exchange loss variation of 0.4% in 2Q06, against exchange loss variation of 7.2% in 1Q06, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 37.5% of the Borrowings and Onlendings portfolio.

Net Interest Income

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
8,354	10,221	22.3	5,260	4,961	(5.7)

The variation in the period includes the income earned in the sale of our stake in Belgo-Mineira’s capital stock in 1H05 of R$ 327, as well as a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy of R$ 418 in 1H05 and R$ 295 in 1H06. Excluding these amounts, the adjusted net interest income would be R$ 7,609 in 1H05 and R$ 9,926 in 1H06, i.e., variation of R$ 2,317 composed of: (i) increase in interest income operations of R$ 1,709, mainly due to a growth in the business volume; and (ii) higher non-interest income of R$ 608, basically due to higher marketable securities and treasury gains.

The net interest income includes R$ 285 and R$ 10 in 1Q06 and 2Q06, respectively, referring to a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy. Excluding these amounts, the adjusted net interest income would be of R$ 4,975 in 1Q06 and R$ 4,951 in 2Q06, i.e., a R$ (24) variation composed of: (i) increase in interest income operations of R$ 65 , mainly due to the growth in business volume, offset by the reduction in “non-interest” income of R$ 89, mostly due to lower treasury gains in the quarter.

Allowance for Doubtful Accounts Expenses

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
1,197	2,054	71.6	938	1,116	19.0

The increased expense of R$ 857 is compatible with the performance of our loan portfolio, which evolved 27.0%, that is, R$ 18,856, over the past 12 months, pointing out to the strong growth of the individual client portfolio with 39.9% or R$ 10,718 in the period, jointly with the slight deterioration of the payment capacity of our clients-individuals, noticed in the entire Brazilian Financial System.

We recorded surplus provision of R$ 18 in 1Q06 and R$ 27 in 2Q06. Excluding such effects, the expense would be R$ 920 in 1Q06 and R$ 1,089 in 2Q06, a R$ 169 growth or 18.4%, mainly due to the increase of the overall delinquency ratio, both as a result of the change in the portfolio profile, with higher participation in individual clients operation and as a result of the slight deterioration of the payment capacity of our clients-individuals, noticed in the entire Brazilian Financial System.

Fee Income

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
3,421	4,131	20.8	2,040	2,091	2,5

The increase in the period is mainly due to a hike in the average volume of operations, combined with a growth in the client base and improvement in the segmentation process, pointing out: (i) checking account R$ 191; (ii) loan operations R$ 132; (iii) assets under management R$ 111; (iv) income on cards R$ 109; (v) collection R$ 34; and (vi) consortium management R$ 29.

The variation in the quarter is mostly due to expansion of businesses, substantially reflecting on: (i) loan operations R$ 19; (ii) checking account R$ 15; (iii) collection R$ 8; and (iv) income on cards R$ 5.

Retained Premiums from Insurance, Private Pension Plans and Savings Bonds

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
5,797	6,746	16.4	3,458	3,288	(4.9)

The growth is detailed in the charts below:	The variation is detailed in the charts below:

a) Retained Premiums from Insurance

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
3,610	3,899	8.0	1,996	1,903	(4.7)

The growth in the period basically resulted from: (i) the increase in Health insurance production, substantially due to the corporate plan R$ 177; (ii) the increase in Life insurance production, due to the launching of products for the lower income classes R$ 83; (iii) the increase in DPVAT business volume R$ 51; (iv) the recording, in 1H06 of premiums of Effective and non-Issued Risks, which was changed by means of the Circular SUSEP 314 in the Auto segment R$ 52 and in the basic lines R$ 31; and partially mitigated: (v) by the reduction of Auto insurance production, due to the fee adjustment in search for a better profile and profitability of the portfolio as well as due to the difficulty faced by the agribusiness, in view of the considerable share of the “cargo” category in our portfolio R$ 89.

The variation in the quarter is mainly due to: (i) the recording, in 1Q06, of premiums of Effective and non-Issued premiums , which was changed by means of the Circular SUSEP 314 in the Auto segment R$ 104; (ii) the reduction of basic lines sales R$ 22; and partially offset by: (iii) the increase in Health insurance sales R$ 16, Life insurance sales R$ 10 and Auto insurance sales R$ 6.

b) Private Pension Plans Contributions

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
1,546	2,181	41.1	1,137	1,044	(8.2)

The increase in the period is due to: (i) the recovery in the sales of VGBL and PGBL products, R$ 870 and R$ 308, respectively; partially mitigated by: (ii) the reduction in the sale of traditional plans R$ 273; and (iii) the increase in the volume of redemption of VGBL R$ 270. 1H05 was influenced by uncertainties generated by changes in the tax legislation, temporarily affecting business in that period.
N.B.: according to SUSEP, the recording of VGBL redemptions reduces the retained contributions.

The reduction in the quarter is mainly due to: (i) the higher volume of VGBL redemptions R$ 49; (ii) the lower commercialization of the “VGBL” product R$ 10; and (iii) the increase in traditional plans sales of R$ 54; partially offset: (iv) by the growth in sales of PGBL products R$ 20.
N.B.: according to SUSEP, the recording of VGBL redemptions reduces the retained contributions.

c) Income on Savings Bonds

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
641	666	3.9	325	341	4.9

The growth in the period is mainly due to the larger volume of sale of “Pé Quente GP Ayrton Senna” products (in partnership with Instituto Ayrton Senna),“Pé Quente Bradesco SOS Mata Atlântica” (in partnership with Fundação SOS Mata Atlântica) and “Pé Quente Bradesco 1000”.

The growth in 2Q06 is mainly due to the larger volume of sale of “Pé Quente GP Ayrton Senna” products (in partnership with Instituto Ayrton Senna), “Pé Quente Bradesco SOS Mata Atlântica” (in partnership with Fundação SOS Mata Atlântica) and “Pé Quente Bradesco 1000”.

Variation in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(698)	(1,045)	49.7	(579)	(466)	(19.5)

The variation is detailed in the charts below:	The variation is detailed in the charts below:

a) Variation in Technical Provisions for Insurance

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(516)	(386)	(25.2)	(244)	(142)	(41.8)

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. In 1H05 we made an additional provision in the Individual Health portfolio, at the amount of R$ 324, to set out the leveling of premiums for insured above 60 years of age of plans prior to the Law 9,656/98 and benefits related to fully settled plans. The variations occurred Health 1H06 were: (i) higher constitution of technical provision in the portfolio R$ 290 (R$ 244 of additional provision in the portfolio of “Individual Health”), Life R$ 84 and basic lines R$ 17; (ii) constitution of provision of effective and non- issued risks (PPNG), previously recorded in memorandum accounts in compliance with the Circular SUSEP 314 in the Auto segment R$ 50 and basic lines R$ 29; and mitigated: (iii) by the reversal of provision of the Auto segment R$ 84.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. In 1Q06 there was constitution of additional provision in the “Individual Health” portfolio, in the amount of R$ 149. In 2Q06 the largest variations occurred in the Health portfolio R$ 124 (R$ 95 of additional provision in the portfolio of “Individual Health”), and Life R$ 70; and offset: by the reversal of provision in the Auto segment R$ 57. Out of this amount, R$ 23 refers to the reversal of provision of effective and non-issued risks (PPNG), previously recorded in memorandum accounts in compliance with the Circular SUSEP 314.

b) Variation in Technical Provisions for Private Pension Plans

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(189)	(653)	245.5	(333)	(320)	(3.9)

Variations in technical provisions are directly related to sales, combined with benefits and redemptions. The variations in the period are due to: (i) the increase in sales of VGBL R$ 597 and PGBL R$ 421, and mitigated: (ii) by the reduction of traditional products production R$ 554.

Variations in technical provisions are directly related to sales, combined with benefits and redemptions. The variations in the quarter are mainly due to: (i) the decrease in sales of traditional products R$ 156; (ii) the increase in redemption of “VGBL” products R$ 33; and mitigated by: (iii) the increase in sales of “PGBL” products R$ 176.

c) Variation in Technical Provisions for Savings Bonds

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
7	(6)	–	(2)	(4)	100.0

In this period, constitution of provision is mainly due to the constitution of technical provision of draws to carry out R$ 3 and for contingency R$ 3. In 1H05, there was reversal of constitution of technical provision for contingency.
			The variation between the quarters is mainly due to the constitution of technical provision for contingency R$ 2.

Retained Claims

1st Half/2005	1st Half/2006	Variation %	Qtr./2006	2nd Qtr./2006	Variation %
(2,829)	(2,985)	5.5	(1,509)	(1,476)	(2.2)

The growth in the period is mainly due to: (i) an increase in reported claims in the Auto R$ 63, Life R$ 54 and DPVAT R$ 75 segments, this last one influenced by the IBNR provision complement, to comply with the CNSP Resolution 138, which mentions that the difference between the amount accumulated by the assets ensuring the IBNR provision and the balance of this provision must be fully recorded in IBNR expenses; and mitigated: (ii) by the reduction of reported claims of basic lines R$ 27 and Health R$ 9 segments.Despite the nominal increase, the loss ratio decreased from 82.2% to 78.5%.

The variation in the quarter is mainly due to: (i) the drop in Life R$ 10, basic lines R$ 17 and DPVAT R$ 30, this last one influenced by the IBNR provision complement in the 1st quarter of 2006, to comply with the CNSP Resolution 138, which mentions that the difference between the amount accumulated by the assets ensuring the IBNR provision and the balance of this provision must be fully recorded in IBNR expenses; and mitigated: (ii) by the increase in reported claims of the Health R$ 12 and Auto R$ 12 segments. Between the quarters, the loss ratio increased from 78.7% to 79.9%.

Savings Bonds Draws and Redemptions

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(560)	(573)	2.3	(285)	(288)	1.1

The redemptions are directly related to revenue. The variation is due to the increase in revenues from savings bonds in the period.			The redemptions are directly related to revenue. The variation is due to increase in revenues from savings bonds.

Insurance, Private Pension Plans and Savings Bonds Selling Expenses

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(453)	(494)	9.1	(243)	(251)	3.3

The variation is detailed in the charts below:			The variation is detailed in the charts below:

a) Insurance Products Selling Expenses

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(370)	(401)	8.4	(200)	(201)	0.5

The increase basically results from the growth in insurance sales specially in the Auto R$ 18 and Life R$ 14 segments. In the sale/received premium ratio, there was a drop in the indexes (11.4% in 1H05 and 11.2% in 1Q06).

In nominal terms, selling expenses remained practically steady in 2Q06 when compared to 1Q06, however in the sale/received premiums ratio, there was a marginal growth in the indexes (11.0% in 1Q06 and 11.4% in 2Q06).

b) Private Pension Plans Selling Expenses

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(76)	(86)	13.2	(40)	(46)	15.0

The variation is mainly a result of the increase in expenses of the traditional plans R$ 11.			The variation is mainly a result of the increase in expenses of the traditional plans R$ 5.

c) Savings Bonds Selling Expenses

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(7)	(7)	–	(3)	(4)	33.3

Selling expenses remained steady in 1H06 in relation to 1H05.			The variation in the period derives from higher expenses due to the use of “Fundação SOS Mata Atlântica” brand R$ 1.

Private Pension Plans Benefits and Redemptions Expenses

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(1,373)	(1,294)	(5.8)	(727)	(567)	(22.0)

The variation in the period was derived from: (i) lower volume of redemptions in PGBL R$ 62 and in traditional plans R$ 35; and mitigated: (ii) by the higher volume of benefits granted R$ 18.			The variation in the half is mainly due to the lower volume of redemptions in PGBL R$ 156.

Personnel Expenses

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(2,467)	(2,888)	17.1	(1,419)	(1,469)	3.5

The growth in the period is due to: (i) the higher “PLR” expenses R$ 47; (ii) the higher expenses with provisions for labor proceedings R$ 144; (iii) the acquisition of Banco BEC R$ 30; and (iv) the increase in salary levels, resulting from the 2005 collective bargaining agreement (6%), benefits and other of R$ 200.

The variation in the quarter is basically due to: (i) the lower expense in 1Q06, due to the vacation concentration R$ 41; (ii) the higher expenses with training R$ 7; (iii) the higher expenses with provisions for labor proceedings R$ 7; mitigated: (iv) by lower “PLR” expenses R$ 10.

Other Administrative Expenses

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(2,432)	(2,692)	10.7	(1,317)	(1,375)	4.4

The increase in the period is basically due to: (i) the increase in the client base and in businesses; (ii) the acquisition of BEC in 1H06 R$ 30; (iii) the contractual adjustments; and (iv) the investments in the improvement an optimization of the technological platform (IT).
			The variation in the quarter basically derives from: higher expenses with: (i) third-party services R$ 15; (ii) advertising R$ 14; (iii) data processing R$ 8; and (iv) transportation R$ 6.

Tax Expenses

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(902)	(1,078)	19.5	(544)	(534)	(1.8)

This variation basically derives from: (i) PIS/COFINS increased expenses by R$ 151 in view of the increase of taxable income; and (ii) ISS increased expenses R$ 25.
The decrease in the quarter mainly results from: (i) PIS/COFINS decreased expenses by R$ 34 on the income from derivatives used for hedge effect of investment abroad; and mitigated: (ii) by CPMF increased expenses R$ 20, basically resulting from payments in 2Q06 of the acquisition of AMEX and from supplementary Interest on Own Capital of 2005; and (iii) by the increase in IPTU expenses R$ 7.

Equity in the Earnings of Affiliated Companies

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
5	35	600.0	5	30	500.0

The variation is substantially due to better results obtained in the affiliated companies in 1H06, when compared to 1H05, pointing out the following investments: Bradesco Templeton R$ 24; American BankNote R$ 3; Marlim Participações R$ 4; and NovaMarlim Participações R$ 3.
			The growth substantially derives from higher results obtained in the affiliated companies in 2Q06, when compared to 1Q06, basically at Bradesco Templeton R$ 24.

Other Operating Income

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
559	571	2.1	255	316	23.9

The increase is basically due to: (i) higher financial income R$ 85; (ii) higher recovery of charges and expenses R$ 38; (iii) higher income on sale of goods R$ 14; and partially offset by: (iv) the lower reversal of operating provisions R$ 171.
			The variation mainly derives from: (i) higher financial income R$ 54; and (ii) higher recovery of charges and expenses R$ 5.

Other Operating Expenses

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(1,495)	(2,014)	34.7	(960)	(1,054)	9.8

The increase is mostly due to: (i) higher expenses with operating provisions R$ 125; (ii) higher financial expenses R$ 178; (iii) goodwill amortization R$ 58; (iv) increase in sundry losses (basically discounts granted in loan operations) R$ 38; and (v) increase in the cost of services rendered R$ 27.

The variation in the quarter basically derives from: (i) higher financial expenses R$ 30; (ii) increase in sundry losses (basically discounts granted in loan operations) R$ 15; and (iii) higher expenses with operating provisions R$ 30.

Operating Income

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
3,730	4,587	23.0	2,497	2,090	(16.3)

The increase derives from: (i) higher net interest income R$ 1,867; (ii) increased fee income R$ 710; (iii) increase in contribution of insurance, private pension plan and savings bonds operations R$ 471; (iv) increased in the equity in the earnings of affiliated companies R$ 30; partially offset by: (v) higher allowance for doubtful accounts expenses R$ 857; (vi) higher tax expenses R$ 176; (vii) increased personnel and administrative expenses R$ 681; and (viii) increased operating expenses (net of income) R$ 507. For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

The reduction derives from: (i) lower net interest income R$ 299; (ii) higher allowance for doubtful accounts expenses R$ 178; (iii) increased personnel and administrative expenses R$ 108; (iv) increased operating expenses (net of income) R$ 33; partially offset by: (v) increased fee income R$ 51; (vi) increase in contribution of insurance, private pension plan and savings bonds operations R$ 125; (vii) lower tax expenses R$ 10; and (viii) increased in the equity in the earnings of affiliated companies R$ 25. For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

Non-Operating Income

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(27)	(20)	(25.9)	(32)	12	–

The variation in the period is mainly due to: (i) the profits in the disposal of assets and investments R$ 65, which includes R$ 84 of gain in the disposal of the investment in American BankNote; (ii) the gains in the association operation with the company Fidelity R$ 99; (iii) the higher reversals of non-operating provisions R$ 5; partially offset: (iv) by the extraordinary goodwill amortization R$ 192.

The variation in the quarter is substantially due to: (i) the profits in the disposal of assets and investments R$ 77, which includes R$ 84 of gain in the disposal of the investment in American BankNote; (ii) the gains in the association operation with the company Fidelity R$ 99; (iii) the higher reversals of non-operating provisions R$ 30; partially offset: (iv) by the extraordinary goodwill amortization R$ 192.

Income Tax and Social Contribution

1st Half/2005	1st Half/2006	Variation %	1st Qtr./2006	2nd Qtr./2006	Variation %
(1,081)	(1,430)	32.3	(930)	(500)	(46.2)

The income tax and social contribution expenses include expenses of R$ 366 and R$ 258 in 1H05 and 1H06, respectively, referring to the partial income from derivatives used for hedge effects of investments abroad, as well as tax charge over earnings before taxes, adjusted by additions and exclusions, as per Note 34.

The income tax and social contribution expenses include expenses of R$ 249 and R$ 9 in 1Q06 and 2Q06, respectively, referring to the partial income on derivatives used for hedge effect on investments abroad, as well as tax charge over earnings before taxes, adjusted by additions and exclusions, as per Note 34.

Comparative Balance Sheet

	R$ million

Assets	June		Variation %	2006		Variation %

	2005	2006		March	June

Current and Long-Term Assets	189,981	227,156	19.6	211,583	227,156	7.4
Funds Available	3,082	3,161	2.6	3,013	3,161	4.9
Interbank Investments	23,374	27,569	17.9	23,759	27,569	16.0
Marketable Securities and Derivative
Financial Instruments	64,441	70,382	9.2	68,669	70,382	2.5
Interbank and Interdepartmental
Accounts	16,259	18,212	12.0	17,261	18,212	5.5
Restricted Deposits:
Brazilian Central Bank	15,298	16,948	10.8	16,174	16,948	4.8
Other	961	1,264	31.5	1,087	1,264	16.3
Loan and Leasing Operations	59,928	76,678	28.0	73,302	76,678	4.6
Loan and Leasing Operations	64,237	82,371	28.2	78,473	82,371	5.0
Allowance for Doubtful Accounts	(4,309)	(5,693)	32.1	(5,171)	(5,693)	10.1
Other Receivables and Assets	22,897	31,154	36.1	25,579	31,154	21.8
Foreign Exchange Portfolio	7,672	10,123	31.9	9,000	10,123	12.5
Other Receivables and Assets	15,367	21,171	37.8	16,723	21,171	26.6
Allowance for Other Doubtful Accounts	(142)	(140)	(1.4)	(144)	(140)	(2.8)
Permanent Assets	4,561	5,779	26.7	4,808	5,779	20.2
Investments	1,020	1,045	2.5	922	1,045	13.3
Property, Plant and Equipment in Use
and Leased Assets	2,088	2,092	0.2	2,004	2,092	4.4
Deferred Charges	1,453	2,642	81.8	1,882	2,642	40.4
Deferred Charges	489	587	20.0	555	587	5.8
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	964	2,055	113.2	1,327	2,055	54.9
Total	194,542	232,935	19.7	216,391	232,935	7.6

Liabilities
Current and Long-Term Liabilities	176,982	211,261	19.4	195,864	211,261	7.9
Deposits	71,654	78,356	9.4	74,482	78,356	5.2
Demand Deposits	14,892	16,646	11.8	16,240	16,646	2.5
Savings Deposits	24,517	24,835	1.3	25,560	24,835	(2.8)
Interbank Deposits	46	163	254.3	128	163	27.3
Time Deposits	32,043	36,435	13.7	32,296	36,435	12.8
Other Deposits	156	277	77.6	258	277	7.4
Funds Obtained in the Open Market	20,957	29,258	39.6	24,037	29,258	21.7
Funds from Issuance of Securities	6,677	6,201	(7.1)	6,307	6,201	(1.7)
Securities Issued Abroad	3,231	2,741	(15.2)	2,731	2,741	0.4
Other Funds	3,446	3,460	0.4	3,576	3,460	(3.2)
Interbank and Interdepartmental
Accounts	1,466	1,963	33.9	1,425	1,963	37.8
Borrowings and Onlendings	14,999	15,485	3.2	15,611	15,485	(0.8)
Borrowings	6,477	5,502	(15.1)	6,044	5,502	(9.0)
Onlendings	8,522	9,983	17.1	9,567	9,983	4.3
Derivative Financial Instruments	1,619	396	(75.5)	1,128	396	(64.9)
Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	36,533	43,947	20.3	42,555	43,947	3.3
Other Liabilities	23,077	35,655	54.5	30,319	35,655	17.6
Foreign Exchange Portfolio	3,181	4,679	47.1	3,878	4,679	20.7
Taxes and Social Security Contributions,
Social and Statutory Payables	5,870	8,342	42.1	7,840	8,342	6.4
Subordinated Debt	6,496	10,903	67.8	9,614	10,903	13.4
Sundry	7,530	11,731	55.8	8,987	11,731	30.5
Deferred Income	58	158	172.4	80	158	97.5
Minority Interest in Subsidiaries	54	55	1.9	72	55	(23.6)
Stockholders' Equity	17,448	21,461	23.0	20,375	21,461	5.3
Total	194,542	232,935	19.7	216,391	232,935	7.6

Equity Analysis – R$ million

Available Funds

June			2006

2005	2006	Variation %	March	June	Variation %
3,082	3,161	2.6	3,013	3,161	4.9

The variation in the period derived from: (i) growth in the volume of available funds in domestic currency R$ 85; and offset by (ii) reduced volume in foreign currency R$ 6.			The variation in the quarter is due to: (i) the increased volume in foreign currency R$ 257; and offset: (ii) by the reduction in the volume of available funds in domestic currency R$ 109.

Interbank Investments

June			2006

2005	2006	Variation %	March	June	Variation %
23,374	27,569	17.9	23,759	27,569	16.0

The growth in the period derives from: (i) an increase in open market investments, own portfolio position in the amount of R$ 3,029; (ii) increase in third-party portfolio position R$ 798; and (iii) increase in interbank deposits of R$ 368.

The increase in the quarter is due to: (i) the growth in third-party portfolio position R$ 4,092; (ii) increased investments in the open market, own portfolio position in the amount of R$ 2,558; and partially offset: (iii) by the reduction in interbank deposits of R$ 2,840.

Marketable Securities (TVM) and Derivative Financial Instruments

June			2006

2005	2006	Variation %	March	June	Variation %
64,441	70,382	9.2	68,669	70,382	2.5

The increase in the period is mainly due to: (i) additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and savings bonds, as well as the issuance of subordinated debt of R$ 3,981; (ii) variation in average interest rates, observing the 17.7% CDI variation in the period, partially mitigated by: (iii) exchange loss variation of 7.9% in the period, impacting on foreign currency indexed and/or denominated securities, which comprise 10.7% of the portfolio; and (iv) the redemption/maturity of securities. The portfolio profile (excluded from purchase and sale commitments) based on Management's intent, is distributed as follows: "Trading Securities" 57.5%; "Securities Available for Sale" 35.9%; and "Securities Held to Maturity" 6.6%. In June/06, 47.1% of the total portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 20.3% by Private Securities and 32.6% by "PGBL" and "VGBL" fund quotas.

The variation in the quarter partially reflects: (i) additional funds arising from increased funding, especially, the technical provisions for insurance, private pension plans and savings bonds, as well as the issuance of subordinated debt of R$ 1,100; (ii) variation in average interest rates, observing the 3.6% CDI variation in the quarter, partially mitigated by: (iii) exchange loss variation of 0.4% in 2Q06, impacting on foreign currency indexed and/or denominated securities, which comprise 10.7% of the portfolio; and (iv) redemptions/maturities of securities.

Interbank and Interdepartmental Accounts

June			2006

2005	2006	Variation %	March	June	Variation %
16,259	18,212	12.0	17,261	18,212	5.5

The variation for the period basically reflects: (i) the increase in volume of compulsory demand deposits of R$ 949, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$ 14,749 in June/2005 to R$ 16,836 in June/2006; (ii) the increase in the volume of the compulsory of savings accounts deposits of R$ 109 referring to the increase in the balance of these deposits by 1.3% in the period; and (iii) the increase in the additional compulsory on total deposits of R$ 592.

The growth in the quarter basically results from: (i) increase in the item "Checks and other instruments clearing services" R$ 324, in view of accounts balance, represented by checks and other documents, at the end of the quarter; (ii) increase in the volume of compulsory demand deposits R$ 356, in view of higher average balance of these deposits, basis for payment in respective periods, from R$ 16,053 in March/06 to R$ 16,836 in June/06; (iii) the increase in the additional compulsory on total deposits of R$ 583; which was mitigated by: (iv) the reduction in the volume of savings accounts deposits of R$ 164 referring to the decrease in the balance of these deposits by 2.8% in the period.

Loan and Leasing Operations

June			2006

2005	2006	Variation %	March	June	Variation %
69,787	88,643	27.0	84,426	88,643	5.0

Growth for the period was mainly due to: (i) the individual client portfolio, a 39.9% growth, in particular in the "Auto" products, up by 33.6% and "Personal Loan", up by 50.8%, reflecting the operating agreements recently executed with retailers, reflected by a stable economic scenario. In the corporate portfolio, the growth rate was of 19.0%, as a result of the 29.0% increase in the small and medium-sized companies (SME) portfolio, coupled with a 10.1% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out the products "BNDES Onlending" up by 16.6% and "Financing to Exports" with an increase of 19.0%, as a result of the maintenance of the economic activity level; and partially offset by: (ii) exchange loss variation of 7.9% in the period, impacting on foreign currency indexed and/or denominated contracts, comprising 8.1% of the total portfolio. In June/06, the portfolio was distributed at 57.6% for corporate (of which 25.0% was directed to industry, public and private sectors, 14.5% to commercial, 16.4% to services, 1.3% to agribusiness and 0.4% to the financial intermediation) and 42.4% for individuals. In terms of concentration, the 100 largest borrowers accounted for 24.3% of the portfolio in June/05 and for 22.7% in June/06.Out of the Total Loan Portfolio under Normal Course in June/06, in the amount of R$ 80,955, out of this total 35.5% is falling due within up to 90 days.
N.B.: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 10.

The growth of the quarter is mainly due to: (i) individual client portfolio, with a 5.2% growth, especially in the "Auto" products, with a 4.3% increase, and "Personal Loan", with an 8.7% increase, reflected by a stable economic scenario. The 4.9% growth recorded in the corporate portfolio results from the 10.9% increase in the portfolio of small and medium-sized companies (SME) reduced by the drop of 0.7% in the portfolio of large companies (Corporate). In the corporate portfolio, we point out the 6.7% increase in "Financing to Exports" and 7.4% in "BNDES Onlending", as a result of the maintenance of the economic activity level; and partially offset by: (ii) exchange loss variation of 0.4% in 2Q06, impacting foreign currency indexed and/or denominated contracts, which account for 8.1% of total portfolio. In terms of concentration, the 100 largest borrowers accounted for 22.6% of the portfolio in March/06 and 22.7% in June/06.
N.B.: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for doubtful accounts, as described in Note 10.

Allowance for Doubtful Accounts (PDD)

June			2006

2005	2006	Variation %	March	June	Variation %
(4,450)	(5,833)	31.1	(5,315)	(5,833)	9.7

The variation in the PDD balance for the period was mostly due to: (i) a 27.0% increase in the volume of loan operations, pointing out individual clients operations, with a 39.9% increase, which due to its specific feature, requires a higher volume of provisioning. PDD ratio in relation to the loan portfolio increased from 6.4% in June/05 to 6.6% in June/06, and provision coverage ratio in relation to the loan operation under abnormal course, respectively, rated between E and H, decreased from 197.2% in June/05 to 157.3% in June/06, and between D and H, reduced from 158.1% in June/05 to 129.1% in June/06. However, the preventive maintenance of high provision levels made all performance indicators remain in adequate levels. In the period, PDD in the amount of R$ 3,365 was recorded, was incorporated R$ 101 arising from acquired institutions and R$ 2,083 was written off. The exceeding PDD volume in relation to the minimum required incre ased from R$ 946 in June/05 to R$ 1,080 in June/06.

The increase in the PDD balance in the quarter basically reflects a 5.0% growth of the loan portfolio in the quarter, particularly, the individual client portfolio with an 5.2% growth, which due to its specific features, demands a higher provisioning volume. Comparatively, the PDD ratio in relation to the loan portfolio increased from 6.3% in March/06 to 6.6 % in June/06, and the provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated from E to H, decreased from 164.3% in March/06 to 157.3% in June/06, and those rated from D to H decreased from 132.7% in March/06 to 129.1% in June/06. However, the preventive maintenance of high provision levels made all performance indicators remain in adequate levels. In the quarter, PDD in the amount of R$ 1,116 was recorded, was incorporated R$ 90 arising from acquired institutions and R$ 688 was written off. The exceeding PDD volume in reinforcement to the minimum required increased from R$ 1,032 in March/06 to R$ 1,080 in June/06.

Other Receivables and Assets

June			2006

2005	2006	Variation %	March	June	Variation %
22,578	30,789	36.4	25,213	30,789	22.1

The variation in the period is basically due to: (i) a R$ 2,622 increase in credit cards operations, not included in loan operations, basically for the consolidation of AMEX R$ 1,277 acquired in 1H06; (ii) the increase in the foreign exchange operations R$ 2,451; (iii) the increase in the operations of negotiation and intermediation of amounts R$ 1,392; (iv) the increase in judicial deposits R$ 1,082; and (v) the increase in the "Commission of Vehicle Financing" account R$ 280.
N.B.: balances are deducted (net of corresponding PDD) of R$ 319 in June/05 and of R$ 365 in June/06, allocated to the "Loan Operations and Leasing" and "Allowance for Doubtful Accounts" items.

The growth in the quarter is basically due to: (i) an increase in credit cards operations R$ 1,752, basically for the consolidation of AMEX acquired in 1H06; (ii) the increase in the operations of negotiation and intermediation of amounts R$ 1,288; (iii) a R$ 1,123 increase in the foreign exchange portfolio; (iv) the increase in judicial deposits R$ 665.
N.B.: balances are deducted (net of corresponding PDD) of R$ 366 in March/06 and of R$ 365 in June/06, allocated to the "Loan and Leasing Operations" and "Allowance for Doubtful Accounts" items.

Permanent Assets

June			2006

2005	2006	Variation %	March	June	Variation %
4,561	5,779	26.7	4,808	5,779	20.2

The variation in the period is mostly due to: (i) the goodwill on the acquisition of Bradesplan, Cia. Leader, AMEX and BEC R$ 1,599; (ii) the positive result from the equity in the earnings of affiliated companies verified in the period; (iii) the increase in the realized capital in the investment Banco Espírito Santo – BES R$ 128; and partially offset by: (iv) goodwill amortization, normal and extraordinary, in subsidiaries R$ 703; and (v) sale of stake in the company American BankNote R$ 27.

The growth in the quarter was substantially due to: (i) the goodwill on the acquisition of the minority interest of BEC, Bradesplan and AMEX R$ 1,043; (ii) the increase in the realized capital in the investment Banco Espírito Santo – BES R$ 128; and partially offset: (iii) by goodwill amortization, normal and extraordinary, in subsidiaries R$ 315; and (iv) the disposal of the investment in the company American BankNote R$ 27.

Deposits

June			2006

2005	2006	Variation %	March	June	Variation %
71,654	78,356	9.4	74,482	78,356	5.2

The increase of the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

June			2006

2005	2006	Variation %	March	June	Variation %
14,892	16,646	11.8	16,240	16,646	2.5

The increase in the period is due to the growth in client base. The evolution of R$ 1,754 is composed of: individuals R$ 644 and corporations R$ 1,100.			The variation in the quarter is due to funds stemming from individuals R$ 475, mitigated by redemptions of funds from corporate clients R$ 69.

b) Savings Deposits

June			2006

2005	2006	Variation %	March	June	Variation %
24,517	24,835	1.3	25,560	24,835	(2.8)

The increase in the period is basically due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 8.8%, in the period; which was mitigated: (ii) by withdrawals occurred in the period.			The reduction in the quarter is basically due to: (i) the withdrawals occurred in the quarter; which was mitigated: (ii) by the remuneration of deposits (TR + 0.5% p.m.) reaching 2.0% in the quarter.

c) Time Deposits

June			2006

2005	2006	Variation %	March	June	Variation %
32,043	36,435	13.7	32,296	36,435	12.8

The increase in the period is basically due to the deposit remuneration of the period, mitigated by migration of funds to other funding forms by institutional investors, mainly by means of issuance of debentures and subordinated debt.

The variation in the quarter is mostly due to the deposit remuneration of the quarter, mitigated by migration of funds to other funding forms by institutional investors, mainly by means of issuance of debentures and subordinated debt.

d) Interbank Deposits and Other Deposits

	June			2006

2005	2006	Variation %	March	June	Variation %
202	440	117.8	386	440	14.0

The variation in the period results from: (i) a hike in the volume of the "Interbank Deposits" account R$ 117; and (ii) increase in the item "Other Deposits – Investment Account" R$ 121.			The variation in the quarter results from: (i) a reduction in the volume of "Interbank Deposits" account R$ 35; and (ii) a increase in the item "Other Deposits – Investment Account" R$ 19.

Funds Obtained in the Open Market

June			2006

2005	2006	Variation %	March	June	Variation %
20,957	29,258	39.6	24,037	29,258	21.7

The variation of balance in the period mainly derives from: (i) an increase in funding volume, using the funds backed by debentures issued of R$ 7,486; (ii) the increase in the unrestricted portfolio R$ 577; and (iii) increase in third-party portfolio R$ 219.
N.B.: includes investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, at the amount of R$ 7,382 in June/05 and R$ 5,175 in June/06.

The increase of balance in the quarter derives from: (i) an increase in the third-party portfolio R$ 3,511; (ii) the increase in the own portfolio by R$ 1,233; and (iii) the increase in the unrestricted portfolio R$ 477.
N.B.: includes investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$ 3,645 in March/06 and R$ 5,175 in June/06.

Funds from Issuance of Securities

June			2006

2005	2006	Variation %	March	June	Variation %
6,677	6,201	(7.1)	6,307	6,201	(1.7)

The drop in the period basically derives from: (i) decreased balance of marketable securities issued abroad at R$ 490, mainly in view of the redemptions of Euronotes, overdue and not renewed, as well as from the partial settlement of our securitization operation of future flow of payment orders received abroad (MT-100); and (ii) exchange loss variation of 7.9% in the period, which impacted on the funds from issuance of securities abroad, the balances of which were R$ 3,231 in June/05 and R$ 2,741 in June/06, as per Note 16c.

In the quarter, the decrease mostly occurred due to: (i) decrease in the balance of issuance of marketable securities issued in Brazil by R$ 116; mainly in view of the payment of interest of debentures.

Interbank and Interdepartmental Accounts

June			2006

2005	2006	Variation %	March	June	Variation %
1,466	1,963	33.9	1,425	1,963	37.8

The variation in the period is mainly due to higher volume of foreign currency payment orders.			The variation in the quarter is basically due to lower volume of foreign currency payment orders.

Borrowings and Onlendings

June			2006

2005	2006	Variation %	March	June	Variation %
14,999	15,485	3.2	15,611	15,485	(0.8)

The variation in the period is due to: (i) increase in the volume of funds from domestic loans and onlendings R$ 1,474, mainly, BNDES/FINAME; offset: (ii) by exchange loss variation of 7.9% in the period, which impacted on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$ 6.468 in June/05 and R$ 5,480 in June/06.

The variation in the quarter mainly results from: (i) increase in the volume of funds from domestic loans and onlendings R$ 437, mainly, BNDES/FINAME; offset: (ii) by exchange loss variation of 0.4% in the quarter, which impacted on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$ 6,043 in March/06 and R$ 5,480 in June/06.

Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

June			2006

2005	2006	Variation %	March	June	Variation %
36,533	43,947	20.3	42,555	43,947	3.3

The increase in the period is mainly due to: (i) growth in sales of supplementary private pension plans and insurance policies, and (ii) restatement and interest of technical provisions. Largest variations recorded were: (a) in the private pension segment, "VGBL" plans at R$ 4,982 and "PGBL" plans at R$ 1,668, and (b) in the insurance segment, in the provisions for the Health segment at R$ 519, as well as in the provisions of the Life segment R$ 448.

The increase in the quarter is basically due to: (i) restatement and interest of technical provisions; and (ii) increment in the sales of supplementary private pension plans and insurance policies. The largest variations recorded were: (a) in the private pension segment, in "VGBL" plans at R$ 892 and "PGBL" plans at R$ 423; and (b) in the insurance segment, in Health provisions at R$ 155, as well as in the provisions for the Life segment R$ 137.

Other Liabilities, Derivative Financial Instruments and Deferred Income

June			2006

2005	2006	Variation %	March	June	Variation %
29,843	41,976	40.7	36,970	41,976	13.5

The variation in the period basically derives from: (i) the issuance of Subordinated Debt R$ 3,981; (ii) the increase in "Exchange Portfolio" R$ 2,176; (iii) the increase in the balance of items "Tax and Social Security" R$ 2,238; (iv) the increase in the "Negotiation and Intermediation of Amounts" items R$ 1,462, and (v) the increase in Credit Card operations R$ 1,333, which includes R$ 990 from AMEX.
N.B.: excludes advances on foreign exchange contracts of R$ 5,090 and R$ 5,767, allocated to the specific account in loan operations in June/05 and June/06, respectively.

The variation in the quarter is mainly due to the increase in the items (i) "Negotiation and Intermediation of Amounts" R$ 1,246; (ii) "Exchange Portfolio" R$ 1,125; (iii) "Subordinated Debt" in view of new issuances R$ 1,100 and (iv) "Tax and Private Pension Plans" R$ 1,110.
N.B.: excludes advances on foreign exchange contracts of R$ 5,443 and R$ 5,767, allocated to the specific account in loan operations in March/06 and June/06, respectively.

Minority Interest in Subsidiaries

June			2006

2005	2006	Variation %	March	June	Variation %
54	55	1.9	72	55	(23.6)

In the period, the "Minority Interest of Subsidiaries" account remained practically steady.			The variation in the quarter is mainly due to the reduction of minority stockholders of Banco BEC R$ 9 and Bradesco Templeton R$ 9.

Stockholders’ Equity

June			2006

2005	2006	Variation %	March	June	Variation %
17,448	21,461	23.0	20,375	21,461	5.3

This variation in the period is due to: (i) appropriation of net income for the period R$ 6,025; (ii) increase in the reserve for marketable securities and derivatives mark-to-market adjustment R$ 241; which was partially offset by: (iii) interest on own capital/dividends paid and provisioned R$ 2,104; and (iv) stock buyback R$ 149.

This increase is due to: (i) appropriation of net income in the quarter R$ 1,602; (ii) the increase in reserve for marketable securities and derivatives mark-to-market adjustment R$ 96, which was offset by: (iii) interest on own capital paid and provisioned in R$ 609; and (iv) stock buyback R$ 3.

2 - Main Statement of Income Information

Consolidated Statement of Income – R$ thousand

	1st Half			Years

	2006	2005	2004	2003	2002	2001

Revenues from Financial Intermediation	18,770,521	33,701,225	26,203,227	28,033,866	31,913,379	21,411,673
Loan Operations	9,684,280	16,704,318	12,731,435	12,294,528	15,726,929	11,611,236
Leasing Operations	285,372	444,389	300,850	307,775	408,563	420,365
Operations with Marketable Securities	2,580,223	5,552,008	4,921,179	7,832,965	9,527,663	7,367,600
Financial Income on Insurance, Private Pension Plans and Savings Bonds	3,455,379	6,498,435	5,142,434	5,359,939	3,271,913	–
Derivative Financial Instruments	1,624,110	2,389,002	1,238,890	55,192	(2,073,247)	(270,572)
Foreign Exchange Transactions	464,039	617,678	691,302	797,702	4,456,594	2,045,092
Compulsory Deposits	677,118	1,495,395	1,177,137	1,385,765	594,964	237,952
Expenses from Financial Intermediation	8,549,589	16,419,196	12,972,347	14,752,199	20,441,257	11,302,709
Funding Operations	5,552,770	11,285,324	8,486,003	10,535,497	10,993,327	6,986,027
Price-level Restatement and Interest on Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	1,958,429	3,764,530	3,215,677	3,120,342	2,241,283	–
Borrowings and Onlendings	1,034,537	1,360,647	1,253,175	1,083,379	7,194,161	4,316,682
Leasing Operations	3,853	8,695	17,492	12,981	12,486	–
Net Interest Income	10,220,932	17,282,029	13,230,880	13,281,667	11,472,122	10,108,964
Allowance for Doubtful Accounts	2,054,428	2,507,206	2,041,649	2,449,689	2,818,526	2,010,017
Gross Income from Financial Intermediation	8,166,504	14,774,823	11,189,231	10,831,978	8,653,596	8,098,947
Other Operating Income (Expenses)	(3,578,969)	(6,921,319)	(7,071,120)	(7,278,870)	(6,343,850)	(5,324,166)
Fee Income	4,131,283	7,348,879	5,824,368	4,556,861	3,711,736	3,472,560
Operating Income on Insurance, Private Pension Plans and Savings Bonds	354,942	293,769	(60,645)	(148,829)	658,165	(587,842)
Insurance, Private Pension Plans and Savings Bonds Retained Premiums	6,745,640	13,647,089	13,283,677	11,726,088	10,134,873	8,959,259
– Net Premiums Written	8,645,715	16,824,862	15,389,170	13,111,896	10,687,384	9,413,039
– Reinsurance Premiums and Redeemed Premiums	(1,900,075)	(3,177,773)	(2,105,493)	(1,385,808)	(552,511)	(453,780)
Variation in Technical Provisions for Insurance, Private Pension Plans
and Savings Bonds	(1,044,904)	(2,755,811)	(3,964,106)	(3,670,163)	(2,784,647)	(3,492,217)
Retained Claims	(2,985,398)	(5,825,292)	(5,159,188)	(3,980,419)	(3,614,963)	(3,251,706)
Savings Bonds Draws and Redemptions	(572,697)	(1,228,849)	(1,223,287)	(1,099,554)	(720,932)	(744,402)
Insurance, Private Pension Plans and Savings Bonds Selling Expenses	(494,145)	(961,017)	(867,094)	(762,010)	(667,527)	(689,352)
Pension Plans Benefits and Redemptions Expenses	(1,293,554)	(2,582,351)	(2,130,647)	(2,362,771)	(1,688,639)	(1,369,424)
Personnel Expenses	(2,887,674)	(5,311,560)	(4,969,007)	(4,779,491)	(4,075,613)	(3,548,805)
Other Administrative Expenses	(2,691,799)	(5,142,329)	(4,937,143)	(4,814,204)	(4,028,377)	(3,435,759)
Tax Expenses	(1,077,572)	(1,878,248)	(1,464,446)	(1,054,397)	(847,739)	(790,179)
Equity in the Earnings of Affiliated Companies	34,480	76,150	163,357	5,227	64,619	70,764
Other Operating Income	570,866	1,096,968	1,198,532	1,697,242	1,320,986	1,326,459
Other Operating Expenses	(2,013,495)	(3,404,948)	(2,826,136)	(2,741,279)	(3,147,627)	(1,831,364)
Operating Income	4,587,535	7,853,504	4,118,111	3,553,108	2,309,746	2,774,781
Non-Operating Income	(20,496)	(106,144)	(491,146)	(841,076)	186,342	(83,720)
Income before Taxes on Profit and Interest	4,567,039	7,747,360	3,626,965	2,712,032	2,496,088	2,691,061
Income Tax and Social Contribution	(1,429,620)	(2,224,455)	(554,345)	(396,648)	(460,263)	(502,257)
Minority Interest in Subsidiaries	(5,034)	(8,831)	(12,469)	(9,045)	(13,237)	(18,674)
Net Income	3,132,385	5,514,074	3,060,151	2,306,339	2,022,588	2,170,130

Profitability on Stockholders' Equity (Annualized)	31.32%	28.41%	20.11%	17.02%	18.65%	22.22%
Net Interest Income/Total Assets (Annualized)	8.98%	8.28%	7.15%	7.54%	8.03%	9.18%

	2006			2005			2004

	2nd Qtr.	1st Qtr.	4th Qtr.	3rdQtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rdQtr.

Revenues from Financial Intermediation	9,689,267	9,081,254	9,940,353	8,532,515	7,119,093	8,109,264	6,201,944	5,525,100
Loan Operations	5,166,814	4,517,466	5,220,326	4,296,030	3,478,848	3,709,114	3,102,037	2,870,585
Leasing Operations	151,474	133,898	128,647	133,604	95,551	86,587	85,556	73,467
Operations with Marketable Securities	1,532,264	1,047,959	2,236,854	1,357,055	302,896	1,655,203	758,491	361,241
Financial Income on Insurance, Private Pension
Plans and Savings Bonds	1,622,810	1,832,569	1,748,960	1,515,755	1,464,488	1,769,232	1,379,157	1,337,097
Derivative Financial Instruments	538,613	1,085,497	(55,559)	747,956	1,331,444	365,161	529,925	582,105
Foreign Exchange Operations	349,797	114,242	296,868	89,974	58,759	172,077	28,645	(746)
Compulsory Deposits	327,495	349,623	364,257	392,141	387,107	351,890	318,133	301,351
Expenses from Financial Intermediation	4,729,262	3,820,327	5,510,528	4,034,524	2,763,910	4,110,234	2,686,069	2,220,925
Funding Operations	3,016,360	2,536,410	3,713,534	2,897,471	1,864,385	2,809,934	1,709,830	1,291,812
Price-level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans
and Savings Bonds	915,781	1,042,648	1,050,944	872,695	901,840	939,051	922,018	942,651
Borrowings and Onlendings	794,801	239,736	744,611	262,910	(4,863)	357,989	49,921	(18,123)
Leasing Operations	2,320	1,533	1,439	1,448	2,548	3,260	4,300	4,585
Net Interest Income	4,960,005	5,260,927	4,429,825	4,497,991	4,355,183	3,999,030	3,515,875	3,304,175
Allowance for Doubtful Accounts	1,115,986	938,442	770,560	539,900	562,149	634,597	488,732	478,369
Gross Income from Financial Intermediation	3,844,019	4,322,485	3,659,265	3,958,091	3,793,034	3,364,433	3,027,143	2,825,806
Other Operating Income (Expenses)	(1,753,956)	(1,825,013)	(1,785,723)	(1,708,397)	(1,646,577)	(1,780,622)	(1,491,990)	(1,663,296)
Fee Income	2,090,735	2,040,548	2,009,563	1,918,367	1,759,600	1,661,349	1,675,594	1,454,636
Operating Income of Savings Bonds,
Private Pension Plans and Insurance	239,400	115,542	263,092	146,207	99,316	(214,846)	165,276	36,050
Insurance, Private Pension Plans and Savings Bonds
Retained Premiums	3,287,286	3,458,354	4,303,785	3,546,484	3,001,125	2,795,695	3,836,157	3,464,550
– Net Premiums Written	4,249,174	4,396,541	5,083,889	4,314,294	3,810,957	3,615,722	4,471,433	3,999,901
– Reinsurance Premiums and Redeemed Premiums	(961,888)	(938,187)	(780,104)	(767,810)	(809,832)	(820,027)	(635,276)	(535,351)
Variation of Technical Provisions of Insurance,
Private Pension Plans and Savings Bonds	(465,746)	(579,158)	(1,318,642)	(739,487)	(279,264)	(418,418)	(1,316,961)	(1,076,201)
Retained Claims	(1,476,763)	(1,508,635)	(1,533,502)	(1,462,742)	(1,456,990)	(1,372,058)	(1,317,196)	(1,328,082)
Savings Bonds Draws and Redemptions	(288,144)	(284,553)	(331,479)	(337,735)	(313,144)	(246,491)	(291,770)	(312,043)
Insurance, Private Pension Plans and Savings Bonds
Selling Expenses	(251,020)	(243,125)	(263,324)	(244,611)	(224,258)	(228,824)	(233,846)	(215,775)
Private Pension Plans Benefits and Redemption
Expenses	(566,213)	(727,341)	(593,746)	(615,702)	(628,153)	(744,750)	(511,108)	(496,399)
Personnel Expenses	(1,468,665)	(1,419,009)	(1,361,355)	(1,483,256)	(1,246,226)	(1,220,723)	(1,284,423)	(1,273,981)
Other Administrative Expenses	(1,374,340)	(1,317,459)	(1,439,655)	(1,270,824)	(1,239,471)	(1,192,379)	(1,288,511)	(1,225,032)
Tax Expenses	(533,774)	(543,798)	(501,240)	(474,447)	(497,966)	(404,595)	(411,494)	(373,965)
Equity in the Earnings of Affiliated Companies	29,786	4,694	7,281	64,227	10,283	(5,641)	44,797	(3,708)
Other Operating Income	316,150	254,716	299,948	237,711	259,469	299,840	310,663	350,660
Other Operating Expenses	(1,053,248)	(960,247)	(1,063,357)	(846,382)	(791,582)	(703,627)	(703,892)	(627,956)
Operating Income	2,090,063	2,497,472	1,873,542	2,249,694	2,146,457	1,583,811	1,535,153	1,162,510
Non-Operating Income	11,330	(31,826)	(69,388)	(10,149)	(20,757)	(5,850)	(148,183)	(129,249)
Income before Taxes on Profit and Interest	2,101,393	2,465,646	1,804,154	2,239,545	2,125,700	1,577,961	1,386,970	1,033,261
Income Tax and Social Contribution	(499,512)	(930,108)	(336,772)	(807,022)	(707,848)	(372,813)	(322,116)	(278,499)
Minority Interest in Subsidiaries	245	(5,279)	(4,829)	(2,294)	(1,985)	277	(7,101)	(2,413)
Net Income	1,602,126	1,530,259	1,462,553	1,430,229	1,415,867	1,205,425	1,057,753	752,349

Profitability on Stockholders' Equity
(Annualized)	33.38%	33.60%	33.72%	35.20%	36.63%	32.50%	30.85%	22.13%
Net Interest Income/Total Assets
(Annualized)	8.80%	10.09%	8.77%	9.21%	9.26%	8.63%	7.82%	7.56%

Profitability

Bradesco’s net income reached R$ 3,132 million in 1H06, against R$ 2,621 million reached in the same period of 2005, which corresponds to a 19.5% growth. Stockholders’ Equity amounted to R$ 21,461 million on June 30, 2006, with a growth of 23.0% compared to the balance of June 30, 2005. Accordingly, the annualized Return on Stockholders’ Equity (ROE) reached 31.3% . The total assets added up to R$ 232,935 million at the end of 1H06, growing 19.7% when compared to the balance of June 30, 2005. The annualized Return on Total Assets (ROA) was 2.7% . The earnings per stock reached R$ 3.20.

In the 2ndquarter of 2006, the result was R$ 1,602 million, representing an increase of R$ 72 million or 4.7% compared to the net income of the 1st quarter of 2006. The annualized return on the Stockholders’ Equity (ROE) reached 33.4% in the quarter and the return on total assets (ROA) was 2.8% . The earnings per stock reached R$ 1.64.

In this quarter, the following extraordinary events happened: income of R$ 99 million recorded in the operation with Fidelity; income of R$ 84 million from the partial sale of the share held at ABN – American BankNote; and expenses of R$ 192 million of extraordinary goodwill amortization.

The 2Q06 was affected by a decrease of income composing the Net Interest Income, composed mainly by lower “non-interest” results, reaching the amount of R$ 621 million, a R$ 364 million decrease, compared to 1Q06, basically due to: (i) lower income from derivatives used for hedge effects of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of such hedge strategy of R$ 275 million; and (ii) lower TVM and Treasury gains of R$ 89 million. On the other hand, the result with interest reached the amount of R$ 4,340 million, a R$ 65 million growth in relation to the previous quarter. This increase is basically due to an increment in the business volume. We point out a 5.2% increase in the volume of loan operations for individuals, mainly concerned with consumer sales and personal loan financing, which shows a higher profitability than the corporate portfolio.

The Operating Income from Insurance, Private Pension Plans and Savings Bonds contributed in 2Q06 with an increase of R$ 125 million, as a result, basically, of constitution of higher additional technical provisions of insurance and private pension plans in 1Q06.

In the 2nd quarter of 2006, there was a growth of the overall delinquency ratio, due to the change in the portfolio profile, with a higher share in individual operations, and a slight deterioration of the payment capacity of clients, observed in all the Brazilian Financial System. As a result, there was recording of Allowance for Doubtful Accounts, in the amount of R$ 1,116 million in 2Q06, which results in a R$ 178 million increase when compared to the recording of R$ 938 million in 1Q06. We also established surplus provisions at the amount of R$ 18 million in 1Q06 and R$ 27 million in 2Q06. Excluded such effects, the provision would be R$ 1,089 million in 2Q06 against R$ 920 million in 1Q06, i.e., an 18.4% growth, reaching a level of Allowance for Doubtful Accounts of R$ 5,833 million on June 30, 2006.

Operating Efficiency Ratio in the 12-month period ended on June 30, 2006 was of 42.8% practically stable when compared to the 12-month period ended on March 31, 2006 and a reduction of 5.3 percentage points when compared to the period ended on June 30, 2005, principally as a result of the combination of strict expense control with permanent efforts for increase in revenue.

The Expanded Coverage Ratio in the last 12 months [(fee income)/(personnel expenses + administrative expenses)] improved 0.7 percentage point, increasing from 71.7% in March 2006 to 72.4% in June 2006.

Results by Business Segment

Income Breakdown – in percentage

N.B:	The Balance Sheet and the Statement of Income by Business Segment can be found in the Note 5.

Variation in the Main Statement of Income Items

1st Half of 2006 compared to the 1st Half of 2005 – R$ million

(1)	Composition: Premiums and Contributions Net of variations in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.
(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other operating Expenses, Non-operating Income and Minority Interest in Subsidiaries.

2nd Quarter of 2006 compared to the 1st Quarter of 2006 – R$ million

(1)	Composition: Premiums and Contributions Net of variations in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.
(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other operating Income, Other operating Expenses, Non-operating Income and Interest in Subsidiaries.

Variation in Items Composing the Net Interest Income and Exchange Adjusted

1st Half of 2006 compared to 1st Half of 2005 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)	Includes Funding Expenses in the market, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).
(3)	Includes Result of Operations with Marketable Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).
(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Savings Bonds.

2nd Quarter of 2006 compared to the 1st Quarter of 2006 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)	Includes Funding Expenses in the market, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).
(3)	Includes Result of Operations with Marketable Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).
(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Savings Bonds.

Analysis of the Adjusted Net Interest Income and Average Rates

Loan Operations x Income

	1st Half		2006

R$ million
	2005	2006	1st Qtr.	2nd Qtr.

Loan Operations	58,770	75,923	74,380	77,370
Leasing Operations	1,802	2,812	2,629	2,959
Advances on Foreign Exchange Contracts	5,061	5,409	5,230	5,605
1 – Total – Average Balance (Quarterly)	65,633	84,144	82,239	85,934
2 – Income (Loan Operations, Leasing and Exchange) (*)	7,453	10,007	4,698	5,309
3 – Average Rate Annualized Exponentially (2/1)	24.0%	25.2%	24.9%	27.1%

(*)	Includes Income from Loan Operations, Net Results from Leasing Operations and adjusted Results on Foreign Exchange Transactions (Note 11a).

Marketable Securities (TVM) x Income on Marketable Securities Transactions

	1st Half		2006

R$ million
	2005	2006	1st Qtr.	2nd Qtr.

Marketable Securities	63,902	67,787	66,560	69,455
Interbank Investments	22,444	25,429	24,383	25,641
Subject to Repurchase Agreements	(21,900)	(25,978)	(24,338)	(26,647)
Derivative Financial Instruments	(1,093)	(587)	(683)	(762)
4 – Total – Average Balance (Quarterly)	63,353	66,651	65,922	67,687
5 – Income on Marketable Securities Transactions (Net of Sales and Purchase
Commitments Expenses) (*)	5,069	5,537	2,875	2,662
6 – Average Rate Annualized Exponentially (5/4)	16.6%	17.3%	18.6%	16.7%

(*)	Includes Financial Income on Insurance, Private Pension Plans and Savings Bonds, Derivative Financial Instruments and Foreign Exchange adjustment (Note 11a).

Total Assets x Income from Financial Intermediation

	1st Half		2006

R$ million
	2005	2006	1st Qtr.	2nd Qtr.

7 – Total Assets – Average Balance (Quarterly)	190,256	218,723	212,537	223,743
8 – Income from Financial Intermediation	15,228	18,771	9,081	9,689
9 – Average Rate Annualized Exponentially (8/7)	16.6%	17.9%	18.2%	18.5%

Funding x Expenses

	1st Half		2006

R$ million
	2005	2006	1st Qtr.	2nd Qtr.

Deposits	70,557	76,028	74,944	76,339
Funds from Acceptance and Issuance of Securities	5,590	6,237	6,256	6,254
Interbank and Interdepartmental Accounts	1,568	1,809	1,733	1,694
Subordinated Debt	6,195	9,079	8,167	10,258
10 – Total Funding – Average Balance (Quarterly)	83,910	93,153	91,100	94,545
11 – Expenses (*)	2,137	2,868	1,132	1,736
12 – Average Rate Annualized Exponentially (11/10)	5.2%	6.3%	5.1%	7.5%

(*)	Funding Expenses without Repurchase Agreements, less Income on Compulsory Deposits and Foreign Exchange Adjustment (Note 11a).

Technical Provisions for Insurance, Private Pension Plans and Savings Bonds x Expenses

	1st Half		2006

R$ million
	2005	2006	1st Qtr.	2nd Qtr.

13 – Technical Provisions for Insurance, Private Pension Plans and Savings
Bonds – Average Balance (Quarterly)	35,177	42,455	41,709	43,251
14 – Expenses (*)	1,841	1,958	1,043	916
15 – Average Rate Annualized Exponentially (14/13)	10.7%	9.4%	10.4%	8.7%

(*)	Price-Level Restatement and Interest of Technical Provisions for Insurance, Private Pension Plans and Savings Bonds.

Borrowings and Onlendings (Local and Foreign) x Expenses

	1st Half		2006

R$ million
	2005	2006	1st Qtr.	2nd Qtr.

Borrowings	7,153	6,217	6,589	5,758
Onlendings	8,378	9,660	9,498	9,775
16 – Total Borrowings and Onlendings –Average Balance (Quarterly)	15,531	15,876	16,087	15,533
17 – Expenses for Borrowings and Onlendings (*)	190	497	137	360
18 – Average Rate Annualized Exponentially (17/16)	2.5%	6.4%	3.4%	9.6%

(*)	Includes Foreign Exchange adjustment (Note 11a).

Total Assets x Net Interest Income

	1st Half		2006

R$ million
	2005	2006	1st Qtr.	2nd Qtr.

19 – Total Assets – Average Balance (Quarterly)	190,256	218,723	212,537	223,743
20 – Net Interest Income (*)	8,354	10,221	5,260	4,961
21 – Average Rate Annualized Exponentially (20/19)	9.0%	9.6%	10.3%	9.2%

(*)	Gross Income from Financial Intermediation excluding PDD.

Financial Market Indicators

Analysis of Net Interest Income

a) Net Interest Income Adjustment

The tax effect of hedge of investments abroad is presented separately in the compared periods which, in terms of Net Income, simply annuls the tax effect (Income Tax/Social Contribution and PIS/COFINS) of such hedge strategy.

This tax effect is triggered by the fact that exchange variation of investments abroad is not deductible when losses are verified and is not taxable when gains are recognized. On the other hand, the income from derivative instruments is taxable when gain occurs and deductible when losses occur.

Therefore, gross income from hedge is reflected in Net Interest Income, under the line “Income from Derivative Financial Instruments”, and its respective taxes are reflected under the lines “Tax Expenses” and “Income Tax and Social Contribution”, as follows:

Tax Effect of Hedge of Investments Abroad

				R$ million

		Effect in 1H05				Effect in 1H06

Effect on the Items	Net Interest Income	Tax Expenses	Income Tax/Social Contribution	Net Income	Net Interest Income	Tax Expenses	Income Tax/Social Contribution	Net Income

Partial Income on Hedge of
Investments Abroad	1.127	(52)	(366)	709	796	(37)	(258)	501
Exchange Variation of
Investments Abroad	(709)	–	–	(709)	(501)	–	–	(501)
Total	418	(52)	(366)	–	295	(37)	(258)	–

				R$ million

		Effect in 1Q06				Effect in 2Q06

Effect on the Items	Net Interest Income	Tax Expenses	Income Tax/Social Contribution	Net Income	Net Interest Income	Tax Expenses	Income Tax/Social Contribution	Net Income

Partial Income on Hedge of
Investments Abroad	768	(36)	(249)	483	28	(1)	(9)	18
Exchange Variation of	(483)	–	–	(483)	(18)	–	–	(18)
Investments Abroad
Total	285	(36)	(249)	–	10	(1)	(9)	–

For a better evaluation of Net Interest Income growth among the periods, hedge effects and exchange variation of investments abroad occurred in the Net Interest Income were excluded, as shown in the previous chart, as well as the R$ 327 million income earned with the sale of our stake in Belgo-Mineira, which took place in 1H05, as follows:

Adjusted Net Interest Income

			R$ million

Margin Adjustments	1st Half			2006

			Variation			Variation
	2005	2006		1st Qtr.	2nd Qtr.

Reported Net Interest Income	8,354	10,221	1,867	5,260	4,961	(299)
(–) Sale of Belgo Mineira	(327)	–	327	–	–	–
(–) Hedge/Exchange Variation	(418)	(295)	123	(285)	(10)	275
Adjusted Net Interest Income	7,609	9,926	2,317	4,975	4,951	(24)
% Adjusted on Average Assets – in consecutive days	8.2%	9.3%	–	9.7%	9.1%	–
% Adjusted on Average Assets – in business days	8.3%	9.4%	–	9.7%	9.5%	–

b) Comments on the Adjusted Net Interest Income Variation

In 2Q06, the result of the adjusted Net Interest Income reached R$ 4,951 million, basically in line with 1Q06, which reached R$ 4,975 million. In 1H06, the adjusted net interest income was R$ 9,926 million, representing an improvement of R$ 2,317 million or 30.5% compared to the same period of the previous year (R$ 7,609 million).

The analytical opening of the net interest income result among “interest” and “non-interest” results is shown below:

Adjusted Net Interest Income

			R$ million

Margin Adjustments	1st Half			2006

			Variation			Variation
	2005	2006		1st Qtr.	2nd Qtr.

Net Interest Income – Interest	6,906	8,615	1,709	4,275	4,340	65
Net Interest Income – Non-Interest	703	1,311	608	700	611	(89)
Adjusted Net Interest Income	7,609	9,926	2,317	4,975	4,951	(24)

The improvement in the net interest income of “interest” results of Bradesco Consolidated took place, essentially, due to the higher volume of loan operations, in view of Bradesco’s strategy targeted at the retail market, which, in the last periods, was mainly focused on the increase of loan operations with individual clients, specially, vehicle financing and personal loan.

Accordingly, the loans targeted at corporate clients had representative evolution in both analyzed periods, mainly in lines targeted at the guaranteed account and export financing, however, it must be taken into consideration that the balance of loans and onlendings indexed and/or denominated in foreign currency posted a negative impact due to the currency depreciation, in spite of the growth of the balance in dollar.

Another evolution highlight of the operations was the increase in demand deposits between 1Q06 and 2Q06, which reached a balance of R$ 16,240 million and R$ 16,646 million, respectively, showing a growth of 2.5% . Comparing the evolution in the last 12 months, there was a higher growth of 11.8%, this growth is directly related to the increase of 235 thousand new individual clients checking accounts in the last 12 months, generating an average growth of almost 20 thousand accounts/month.

Thus, the growth of the volume of global operations of Bradesco Consolidated had an increase in the “interest” net interest income results of R$ 188 million between 1Q06 and 2Q06 and an evolution of R$ 1,913 million in the analyses of 1H06 against the same period of 2005.

On the other hand, the SELIC interest rate drop directly influenced the remuneration of own working capital, the technical provisions of insurance, private pension plans and savings bonds, funding and floating addition to the increase in remuneration of liabilities indexed to TR due to the change in the calculation methodology (reducer), among other factors which negatively impacted the result of the

“interest” net interest income. Thus, the global drop due to the lower spread was R$ 123 million between 1Q06 and 2Q06 and R$ 204 million when compared to 1H06 against the same half of 2005.

Bradesco, facing this scenario of decreasing SELIC interest rate and increase in the loan operations, mainly individuals, started adopting the strategy of positioning in niches of markets with better rates and spread, so that, in the last period Bradesco focused on partnerships with retail commercial companies to increase its share in the consumer financing market.

The result of the net interest income coming from “non-interest” results in 2Q06 had a reduction of R$ 89 million compared to 1Q06, however, when analyzing the evolution of 1H06 compared to the same half of the previous year, we can see an increase of R$ 608 million, resulting basically from higher gains of marketable securities and treasury. It must be highlighted that Bradesco constantly searches for the improvement of its activities related to risk management, and the VaR (Value at Risk) limits conservatively defined by the Senior Management, aiming to mitigate possible market risks.

The annualized adjusted net interest income rate, obtained by dividing the income from adjusted net interest income over the average balance of total assets, taking into consideration the business days of the periods, increased from 9.7% in 1Q06 to 9.5% in 2Q06, accounting for a slight reduction of 0.2 percentage point. When comparing the 1H06 to the same half of 2005, we can notice an evolution of 1.1 percentage point, i.e., it increased from 8.3% in 1H05 to 9.4% this half.

Allowance for Doubtful Accounts (PDD)

PDD Evolution

	R$ million

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Opening Balance	4,145	4,301	4,145	4,959	5,315	4,959
Amount Recorded	635	562	1,197	938	1,116	2,054
Amount Written-off	(479)	(413)	(892)	(593)	(688)	(1,281)
Balance Derived from Acquired Institutions	–	–	–	11	90	101
Closing Balance	4,301	4,450	4,450	5,315	5,833	5,833
Specific Allowance	1,867	1,891	1,891	2,703	3,053	3,053
Generic Allowance	1,496	1,613	1,613	1,580	1,700	1,700
Other Allowance	938	946	946	1,032	1,080	1,080
Credit Recoveries	127	188	315	129	146	275

PDD on Loan and Leasing Operations

	R$ million

	2005		2006

	March	June	March	June

PDD (A)	4,301	4,450	5,315	5,833
Loan Operations (B)	65,979	69,787	84,426	88,643
PDD over Loan Operations (A/B)	6.5%	6.4%	6.3%	6.6%

Coverage Ratio – PDD/Abnormal Course Loans (E to H)

	R$ million

	2005		2006

	March	June	March	June

(1) Total Allowance	4,301	4,450	5,315	5,833
(2) Abnormal Course Loans (E to H)	2,182	2,257	3,235	3,708
Coverage Ratio (1/2)	197.1%	197.2%	164.3%	157.3%

Coverage Ratio – Non Performing Loans (NPL) (*)

	R$ million

	2005		2006

	March	June	March	June

(1) Total Allowance	4,301	4,450	5,315	5,833
(2) Non Performing Loans	2,230	2,245	3,281	3,724
NPL Ratio (1/2)	192.9%	198.2%	162.0%	156.6%

(*)	Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on Allowance for Doubtful Accounts (PDD), see pages 80 to 84 of this Report.

Fee Income

	R$ million

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Checking Accounts	403	411	814	495	510	1,005
Loan Operations	285	322	607	360	379	739
Cards	290	304	594	349	354	703
Assets under Management	246	252	498	303	306	609
Collection	158	171	329	180	183	363
Interbank Fees	65	66	131	73	70	143
Collection of Taxes	44	52	96	56	64	120
Consortium Purchase Plan Management	30	33	63	44	48	92
Custody and Brokerage Services	27	30	57	38	39	77
Others	113	119	232	142	138	280
Total	1,661	1,760	3,421	2,040	2,091	4,131

Fee Income increased 20.8 % in 1H06, or a R$ 710 million growth when compared to the same period of previous year, amounting to R$ 4,131 million.

Major components for growth of Fee Income were in the halves:

– the strategy of clients segmentation (Private, Prime, Corporate, Middle Market and Retail), jointly with the tariff realignment and client base growth boosted the item “Checking Accounts”, up by R$ 191 million;

– the increase in the volume of Loan Operations, especially individuals, with highlights to the products “Personal Loan” and “Vehicles”, was the major factor for the increase in item “Revenues from Loan Operations”, a R$ 132 million improvement;

– the volume growth of 26.9% in managed funds, from R$ 108.5 billion on June 30, 2005 to R$ 137.6 billion on June 30, 2006, was the main reason for the growth in the item “Assets under Management”, which increased by R$ 111 million; and

– the growth of 18.4%, represented by the increase of R$ 109 million, in the item “Cards”, is directly related to the increase of 8.2% in the cards base, from 48.5 million to 52.5 million.

When compared to 1Q06, Fee Income showed an expansion of 2.5% with a R$ 51 million growth, as a result of the increased volumes of businesses in 2Q06, pointing out increases of 5.3%, 3.0% and 14.3% under the items “Loan Operations”, “Checking Accounts” and “Collections” up by R$ 19 million, R$ 15 million and R$ 8 million, respectively.

Administrative and Personnel Expenses

	R$ million

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Third-Party Services	227	253	480	270	285	555
Communications	178	179	357	187	189	376
Transport	105	100	205	123	129	252
Financial System Services	100	101	201	113	111	224
Depreciation and Amortization	116	111	227	109	113	222
Advertising	70	87	157	91	105	196
Rentals	77	79	156	81	83	164
Maintenance and Repairs	73	77	150	77	80	157
Data Processing	58	57	115	70	78	148
Leasing of assets	67	63	130	54	56	110
Materials	40	41	81	40	43	83
Water, Electricity and Gas	35	37	72	42	40	82
Travel	12	14	26	15	20	35
Others	34	41	75	45	43	88
Administrative Expenses	1,192	1,240	2,432	1,317	1,375	2,692

Remuneration	616	638	1,254	678	716	1,394
Social Charges	235	240	475	247	258	505
Benefits	271	269	540	302	299	601
Training	8	16	24	8	15	23
Employee Profit Sharing	65	78	143	100	90	190
Provision for Labor Proceedings	26	5	31	84	91	175
Personnel Expenses	1,221	1,246	2,467	1,419	1,469	2,888

Total Administrative and Personnel
Expenses	2,413	2,486	4,899	2,736	2,844	5,580

In 1H06, the Administrative and Personnel Expenses showed a R$ 681 million increase when compared to the same period last year, reaching the amount of R$ 5,580 million against R$ 4,899 million in the same period of 2005. The nominal variation of Administrative Expenses between periods of six months ended on June 30, 2005 and 2006 shows a R$ 260 million increase, reaching the amount of R$ 2,692 million mainly justified: (i) by the increase in the client base; (ii) by the acquisition of BEC in the first quarter of 2006; and (iii) by contractual adjustment in the period.

Personnel Expenses increased R$ 421 million when compared to the same period of 2005, reaching R$ 2,888 million, pointing out: (i) higher expenses of employee profit sharing (PLR) in the amount of R$ 47 million; (ii) higher labor claims provisions R$ 144 million; (iii) the acquisition of Banco BEC R$ 30 million; and (iv) the increase in the salary levels, resulting from the Collective Bargaining Agreement of 2005 (6%), benefits and other of R$ 200 million.

When compared to 1Q06, Administrative and Personnel Expenses increased R$ 108 million, with an increase of 3.9%, from R$ 2,736 million in 1Q06 to R$ 2,844 million in 2Q06.

Administrative Expenses increased by R$ 58 million compared to the previous quarter, basically due to higher expenses with: (i) third-party services R$ 15 million; (ii) advertising R$ 14 million; and (iii) data processing R$ 8 million.

Personal Expenses in 2Q06 increased by R$ 50 million mainly due to: (i) higher concentration of vacation which caused a lower expense of R$ 41 million in 1Q06; (ii) higher expenses with training R$ 7 million; (iii) higher expenses with provisions for labor proceedings of R$ 7 million; which were mitigated: (iv) by the lower PLR expense of R$ 10 million.

Operating Efficiency

	R$ million

	Years					2006 (*)

	2001	2002	2003	2004	2005	March	June

Personnel Expenses	3,549	4,076	4,779	4,969	5,312	5,509	5,732
Employee Profit Sharing	(160)	(140)	(170)	(182)	(287)	(321)	(334)
Other Administrative Expenses	3,436	4,028	4,814	4,937	5,142	5,267	5,402
Total (1)	6,825	7,964	9,423	9,724	10,167	10,455	10,800
Net Interest Income	10,109	11,472	13,282	13,231	17,281	18,542	19,148
Fee Income	3,473	3,712	4,557	5,824	7,349	7,728	8,059
Subtotal Insurance, Private Pension Plans and
Savings Bonds	(588)	658	(149)	(60)	294	623	765
– Insurance Retained Premiums, Private Pension
Plans and Savings Bonds	8,959	10,135	11,726	13,284	13,647	14,309	14,596
– Variation in Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	(3,492)	(2,785)	(3,670)	(3,964)	(2,756)	(2,917)	(3,103)
– Retained Claims	(3,252)	(3,615)	(3,980)	(5,159)	(5,825)	(5,962)	(5,981)
– Savings Bonds Draws and Redemptions	(744)	(721)	(1,100)	(1,223)	(1,229)	(1,268)	(1,242)
- Insurance, Private Pension Plans and Savings
Bonds Selling Expenses	(689)	(667)	(762)	(867)	(961)	(975)	(1,002)
– Expenses with Private Pension Plan Benefits and
Redemptions	(1,370)	(1,689)	(2,363)	(2,131)	(2,582)	(2,564)	(2,503)
Equity in the Earnings of Affiliated Companies	71	65	5	163	76	86	106
Other Operating Expenses	(1,831)	(3,148)	(2,741)	(2,826)	(3,405)	(3,661)	(3,924)
Other Operating Income	1,326	1,321	1,697	1,198	1,097	1,052	1,109
Total (2)	12,560	14,080	16,651	17,530	22,692	24,370	25,263
Operating Efficiency Ratio (%) = (1/2)	54.3	56.6	56.6	55.5	44.8	42.9	42.8

(*)	Accumulated amounts for the past 12 months.

Operating Efficiency Ratio – in percentage

Operating Efficiency

The Operating Efficiency Ratio (accumulated in the 12 months) up to June 2006 was of 42.8% showing a slight improvement when compared to the 12-month period ended in March 2006, mainly as a result of the expenses control, pointing out administrative and personnel expenses coupled with the permanent efforts for increase in revenues. It is also worth mentioning the higher net interest income in the amount R$ 606 million, basically stemming from “interest” component, generated by an increment in business volume, pointing out a 39.9% increase in the volume of loan operations for individuals, mainly concerned with consumer sales and personal loan financing, the profitability of which is higher if compared to the corporate loans, and increased fee income, in the amount of R$ 331 million, as a result of increase in the average volume of transactions of fee realignment and the segmentation process.

The Operating Efficiency Ratio (accumulated in the 12 months) up to June 2006 posted a significant improvement of 5.3 percentage points, from 48.1% in June 2005 to 42.8% in June 2006, due to, basically, the effective control of expense accounts, especially, personnel and administrative expenses, which in the last 12-month period evolved 11.7% . Another factor that deserved attention in the improvement of efficiency ratio was the 26.2% evolution of net interest income in the period compared, pointing out higher revenues from loan operations at 46.4%, boosted by an increase in the loan portfolio volume, particularly, the individual client portfolio.

It is worth pointing out that part of the increase in the net interest income of R$ 606 million includes R$ 283 million, which is part of derivatives used for hedge effect on investments abroad, which in terms of net income, simply annuls the tax effect of this hedge strategy in the period. This negative tax effect is directly reflected on the items “Tax Expenses” and “Income Tax and Social Contribution”, which are not considered in the calculation of the Operating Efficiency Ratio. If we disregard this part of the result of derivatives in the calculation basis of Operating Efficiency Ratio, both in June 2006 and March 2006, we would reach an index of 43.2% in June 2006 and 44.1% in March 2006, a 0.9 percentage point improvement when compared to March 2006.

If we also exclude from the Operating Efficiency Ratio calculation basis the goodwill amortization expenses over the past 12 months, in the amount of R$ 511 million, we would have an improvement of 0.9 percentage point, from 43.3 to 42.4% .

The Expanded Coverage Ratio accumulated in the last 12 months [(fee income)/(personnel expenses + administrative expenses)] improved 0.7 percentage point, increasing from 71.7% in March 2006 to 72.4% in June 2006.

Administrative Expenses + Personnel and Fee Income (Accumulated in the last 12 months)

Other Indicators

3 - Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

Assets	June	December

	2006	2005	2004	2003	2002	2001

Current and Long-term Assets	227,156,677	204,325,065	180,038,498	171,141,348	137,301,711	105,767,892
Funds Available	3,161,288	3,363,041	2,639,260	2,448,426	2,785,707	3,085,787
Interbank Investments	27,569,396	25,006,158	22,346,721	31,724,003	21,472,756	3,867,319
Open Market Investments	22,199,733	19,615,744	15,667,078	26,753,660	19,111,652	2,110,573
Interbank Deposits	5,369,736	5,390,726	6,682,608	4,970,343	2,370,345	1,760,850
Allowance for Losses	(73)	(312)	(2,965)	–	(9,241)	(4,104)
Marketable Securities and Derivative Financial
Instruments	70,382,148	64,450,808	62,421,658	53,804,780	37,003,454	40,512,688
Own Portfolio	64,503,668	59,324,858	51,255,745	42,939,043	29,817,033	27,493,936
Subject to Repurchase Agreements	1,617,772	1,051,665	4,807,769	5,682,852	1,497,383	9,922,036
Derivative Financial Instruments	495,446	474,488	397,956	232,311	238,839	581,169
Restricted to the Negotiation and Intermediation
of Amounts	–	–	–	–	–	526,219
Restricted Deposits – Brazilian Central Bank	1,339,090	2,506,172	4,512,563	3,109,634	3,536,659	1,988,799
Privatization Currencies	69,985	98,142	82,487	88,058	77,371	25,104
Subject to Collateral Provided	2,356,187	995,483	1,365,138	1,752,882	1,836,169	715,858
Provisions for Mark-to-Market Adjustments	–	–	–	–	–	(740,433)
Interbank Accounts	18,051,504	16,922,165	16,087,102	14,012,837	12,943,432	5,141,940
Unsettled Receipts and Payments	649,614	39,093	22,075	20,237	16,902	10,118
Restricted Credits:
– Restricted Deposits – Brazilian Central Bank	16,948,478	16,444,866	15,696,154	13,580,425	12,519,635	4,906,502
– National Treasury – Rural Funding	578	578	578	578	578	712
– SFH	400,302	396,089	335,320	391,871	374,177	217,518
Correspondent Banks	52,532	41,539	32,975	19,726	32,140	7,090
Interdepartamental Accounts	160,420	172,831	147,537	514,779	191,739	176,073
Internal Transfer of Funds	160,420	172,831	147,537	514,779	191,739	176,073
Loan Operations	73,630,836	68,328,802	51,890,887	42,162,718	39,705,279	35,131,359
Loan Operations:
– Public Sector	904,007	821,730	536,975	186,264	254,622	199,182
– Private Sector	78,289,610	72,205,630	55,242,348	45,768,970	42,842,693	37,689,671
Allowance for Doubtful Accounts	(5,562,781)	(4,698,558)	(3,888,436)	(3,792,516)	(3,392,036)	(2,757,494)
Leasing Operations	3,047,296	2,411,299	1,556,321	1,306,433	1,431,166	1,567,927
Leasing Receivables:
– Public Sector	158,667	66,237	–	–	45	138
– Private Sector	6,046,707	4,896,717	3,237,226	2,859,533	3,141,724	3,248,050
Unearned Income from Leasing	(3,027,630)	(2,444,596)	(1,576,690)	(1,438,534)	(1,560,278)	(1,557,642)
Allowance for Leasing Losses	(130,448)	(107,059)	(104,215)	(114,566)	(150,325)	(122,619)
Other receivables	29,408,547	22,106,013	21,664,592	24,098,765	20,690,054	15,685,433
Receivables on Guarantees Honored	15	–	811	624	1,577	1,131
Foreign Exchange Portfolio	10,123,315	6,937,144	7,336,806	11,102,537	10,026,298	5,545,527
Receivables	176,262	183,015	197,120	331,064	249,849	187,910
Negotiation and Intermediation of Amounts	1,694,359	1,124,197	357,324	602,543	175,185	761,754
Specific Receivables	–	–	–	–	–	146,919
Insurance Premiums Receivable	1,123,600	1,073,002	988,029	889,358	718,909	995,662
Sundry	16,430,965	12,941,687	12,937,408	11,324,857	9,640,966	8,107,714
Allowance for Other Doubtful Accounts	(139,969)	(153,032)	(152,906)	(152,218)	(122,730)	(61,184)
Other Assets	1,745,242	1,563,948	1,284,420	1,068,607	1,078,124	599,366
Other Assets	394,764	367,688	477,274	586,994	679,515	415,484
Provision for Mark-to-Market Adjustments	(191,874)	(180,941)	(230,334)	(257,185)	(243,953)	(164,290)
Prepaid Expenses	1,542,352	1,377,201	1,037,480	738,798	642,562	348,172
Permanent Assets	5,778,429	4,357,865	4,887,970	4,956,342	5,483,319	4,348,014
Investments	1,044,832	984,970	1,101,174	862,323	512,720	884,773
Interest in Affiliated Companies:
– Local	430,923	438,819	496,054	369,935	395,006	742,586
Other Investments	1,014,284	895,836	971,311	857,985	439,342	452,871
Allowance for Losses	(400,375)	(349,685)	(366,191)	(365,597)	(321,628)	(310,684)
Property, Plant and Equipment in Use	2,075,400	1,985,571	2,270,497	2,291,994	2,523,949	2,152,680
Buildings in Use	1,104,263	1,115,987	1,357,063	1,398,735	1,748,409	1,475,581
Other Fixed Assets	3,939,088	3,644,874	3,604,741	3,480,636	3,459,950	2,988,008
Accumulated Depreciation	(2,967,951)	(2,775,290)	(2,691,307)	(2,587,377)	(2,684,410)	(2,310,909)
Leased Assets	15,911	9,323	18,951	34,362	34,323	46,047
Leased Assets	31,872	23,161	58,463	63,812	51,198	51,214
Accumulated Depreciation	(15,961)	(13,838)	(39,512)	(29,450)	(16,875)	(5,167)
Deferred Charges	2,642,286	1,378,001	1,497,348	1,767,663	2,412,327	1,264,514
Organization and Expansion Costs	1,471,572	1,315,881	1,170,866	1,124,058	1,037,559	874,970
Accumulated Amortization	(883,907)	(785,364)	(699,710)	(572,620)	(568,525)	(481,127)
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	2,054,621	847,484	1,026,192	1,216,225	1,943,293	870,671
Total	232,935,106	208,682,930	184,926,468	176,097,690	142,785,030	110,115,906

Liabilities	June	December

	2006	2005	2004	2003	2002	2001

Current and Long-term Liabilities	211,261,087	189,163,465	169,596,632	162,406,307	131,652,394	100,199,709
Deposits	78,355,821	75,405,642	68,643,327	58,023,885	56,363,163	41,083,979
Demand Deposits	16,645,884	15,955,512	15,297,825	12,909,168	13,369,917	8,057,627
Savings Deposits	24,834,740	26,201,463	24,782,646	22,140,171	20,730,683	18,310,948
Interbank Deposits	162,763	145,690	19,499	31,400	23,848	40,446
Time Deposits	36,435,005	32,836,656	28,459,122	22,943,146	22,238,715	14,674,958
Other Deposits	277,429	266,321	84,235	–	–	–
Funds Obtained in the Open Market	29,257,654	24,638,884	22,886,403	32,792,725	16,012,965	14,057,327
Own Portfolio	14,138,646	12,690,952	8,248,122	6,661,473	915,946	12,178,855
Third-party Portfolio	14,541,625	11,947,932	14,430,876	17,558,740	12,188,054	1,878,472
Unrestricted Portfolio	577,383	–	207,405	8,572,512	2,908,965	–
Acceptances and issuance of securities	6,201,040	6,203,886	5,057,492	6,846,896	3,136,842	4,801,410
Exchange Acceptances	–	–	–	–	1,214	–
Mortgage Notes	845,233	847,508	681,122	1,030,856	384,727	780,425
Debentures Funds	2,615,059	2,624,899	–	7,291	100,369	48,921
Securities Issued Abroad	2,740,748	2,731,479	4,376,370	5,808,749	2,650,532	3,972,064
Interbank Accounts	192,729	139,193	174,066	529,332	606,696	192,027
Interbank Onlendings	–	–	–	159,098	35,686	4,519
Correspondent Banks	192,729	139,193	174,066	370,234	571,010	187,508
Interdepartamental Accounts	1,769,833	1,900,913	1,745,721	1,782,068	1,337,729	762,505
Third-party Funds in Transit	1,769,833	1,900,913	1,745,721	1,782,068	1,337,729	762,505
Borrowings	5,502,027	7,135,327	7,561,395	7,223,356	9,390,630	7,887,154
Local Borrowings – Official Institutions	934	1,088	1,376	2,070	3,368	2,979
Local Borrowings – Other Institutions	21,700	18	11,756	4,010	216,812	230,468
Foreign Currency Borrowings	5,479,393	7,134,221	7,548,263	7,217,276	9,170,450	7,653,707
Local Onlending – Official Institutions	9,983,243	9,427,571	8,355,398	7,554,266	7,000,046	5,830,633
National Treasury	17,535	52,318	72,165	51,398	62,187	–
BNDES	4,675,206	4,237,973	3,672,007	3,403,462	3,437,319	3,067,220
CEF	64,750	59,588	395,820	459,553	453,803	433,381
FINAME	5,223,353	5,075,232	4,211,762	3,638,966	3,045,176	2,321,508
Other institutions	2,399	2,460	3,644	887	1,561	8,524
Foreign Onlendings	182	183	42,579	17,161	47,677	316,283
Foreign Onlendings	182	183	42,579	17,161	47,677	316,283
Derivative Financial Instruments	396,544	238,473	173,647	52,369	576,697	111,600
Technical Provisions for Insurance, Private Pension
Plans and Savings Bonds	43,946,538	40,862,555	33,668,654	26,408,952	19,155,479	13,853,426
Other Liabilities	35,655,476	23,210,838	21,287,950	21,175,297	18,024,470	11,303,365
Collection of Taxes and Other Contributions	1,413,591	156,039	204,403	130,893	108,388	181,453
Foreign Exchange Portfolio	4,678,807	2,206,952	3,011,421	5,118,801	5,002,132	1,343,769
Social and Statutory Payables	1,105,747	1,254,651	900,266	851,885	666,409	572,265
Fiscal and Pension Plans Activities	7,235,670	5,041,312	4,495,387	4,781,458	4,376,031	3,371,127
Negotiation and Intermediation of Amounts	1,650,679	893,957	312,267	595,958	109,474	1,307,385
Financial and Development Funds	1,618	–	–	–	–	–
Subordinated Debt	10,903,212	6,719,305	5,972,745	4,994,810	3,321,597	969,842
Sundry	8,666,152	6,938,622	6,391,461	4,701,492	4,440,439	3,557,524
Deferred Income	158,274	52,132	44,600	31,774	15,843	9,020
Deferred Income	158,274	52,132	44,600	31,774	15,843	9,020
Minority Interest in Subsidiary Companies	55,055	58,059	70,590	112,729	271,064	139,231
Stockholders' Equity	21,460,690	19,409,274	15,214,646	13,546,880	10,845,729	9,767,946
Capital:
– Local Residents	11,991,527	11,914,375	6,959,015	6,343,955	4,960,425	4,940,004
– Foreign Residents	1,008,473	1,085,625	740,985	656,045	239,575	259,996
Realizable capital	–	–	(700,000)	–	–	–
Capital Reserves	36,456	36,032	10,853	8,665	7,435	7,435
Profit Reserves	7,877,422	5,895,214	7,745,713	6,066,640	5,715,317	4,614,110
Mark-to-Market Adjustment – Marketable Securities
and Derivatives	585,572	507,959	458,080	478,917	9,152	–
Treasury Stock	(38,760)	(29,931)	–	(7,342)	(86,175)	(53,599)
Stockholders' equity managed by
parent company	21,515,745	19,467,333	15,285,236	13,659,609	11,116,793	9,907,177
Total	232,935,106	208,682,930	184,926,468	176,097,690	142,785,030	110,115,906

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Total Assets by Maturity – R$ million

Marketable Securities

Summary of the Classification of Securities

	R$ million

	Financial	Insurance/ Savings Bonds	Private Pension Plans	Other Activities	Total	%

Trading Securities	6,940	5,984	24,167	378	37,469	57.5
Securities Available for Sale	9,482	3,345	10,584	23	23,434	35.9
Securities Held to Maturity	1,087	–	3,217	–	4,304	6.6
Subtotal	17,509	9,329	37,968	401	65,207	100.0
Purchase and Sale Commitments	1,966	1,554	1,655	–	5,175
Total on June 30, 2006	19,475	10,883	39,623	401	70,382	100.0
Total on March 31, 2006	19,666	10,467	38,143	393	68,669
Total on June 30, 2005	24,114	7,839	32,147	341	64,441

Composition of Marketable Securities by Issuance

Securities	R$ million

	2005		2006

	March	June	March	June

Government	35,210	34,407	29,712	30,734
Private	8,965	9,798	14,422	13,262
PGBL/VGBL	11,856	12,854	20,890	21,211
Subtotal	56,031	57,059	65,024	65,207
Purchase and Sale Commitments:	8,811	7,382	3,645	5,175
Funds	5,445	4,182	3,167	3,703
PGBL/VGBL	3,366	3,200	478	1,472
Total	64,842	64,441	68,669	70,382

Classification of Marketable Securities by Segment – in percentage

N.B.:	The Composition of Marketable Securities Portfolio consolidated by: issuer, maturity, business segment and by category can be found in Note 8.

Loan Operations

The consolidated balance of loan operations reached at the end of 1H06 a total of R$ 88.6 billion (including R$ 271.5 million loan operations resulting from the acquisition of America Express activities), representing a 9.3% increase in the half and a 27.0% growth in the last 12 months.

Bradesco Conglomerate’s growth in the loan portfolio continues more pronounced in the operations for individuals, especially the portfolios of vehicle financing and personal loan, in view that, in businesses involving legal entities, the lines targeted at the guaranteed account and export financing stood out, in spite of the dollar depreciation of 7.5% in the 1st half.

Loan Operations – Total Portfolio

Loan Operations – by Currency

The share of the amount of loans and onlendings indexed and/or denominated in foreign currency (excluded ACC) in the total loan portfolio had a reduction in the 1st half of 2006, due to the real appreciation, despite the growth of 8.4% in the amount in dollars in the period.

Loan Operations – by Purpose

The loan for individuals continued to grow in the first half with a 13.1% increase, accumulating 39.9% when compared to the balance of June 2005. This expansion started showing a reduction in intensity, mainly in view of the consolidation of some categories, such as personal loan and operating agreements.

We highlight in the loan portfolio for individuals, the consumer financing (vehicles, personal loan, leasing, credit card and assets financing) which reached a balance of R$ 32.3 billion in June 2006 against R$ 27.9 billion in December 2005 with an increase of 16.0% in the first half. Vehicle financing, which remained with the highest volume of loans, aligned to payroll charges, for its guarantees and characteristics provided the portfolio with a low loan risk level.

Loan Operations – Consumer Financing

The loan granted to companies increased 19.0% in the last 12 months, an increase of 6.6% in the half with a more intense rhythm in 2Q06, due to the operations carried out in branches and subsidiaries abroad and onlending operations of BNDES.

Loan Operations – per Type of Client

Loan Operations – Client Features

We point out in the 2nd quarter the evolution of the balance of operations carried out for micro, small and medium companies, which started representing 29.3% of total loans. On the other hand, the balance of loans for Large Companies was negatively affected by the real appreciation in the 1st half, once a great portion of this portfolio is indexed to the dollar.

Loan Operations – By Activity Sector

Items	R$ million

	2005				2006

	March	%	June	%	March	%	June	%

Public Sector	571	0.9	624	0.9	1,089	1.2	1,065	1.2
Private Sector	65,408	99.1	69,163	99.1	83,337	98.8	87,578	98.8
Industry	18,337	27.8	18,390	26.4	19,313	23.0	21,070	23.8
Commerce	10,198	15.4	10,559	15.1	12,649	15.0	12,945	14.5
Financial Intermediary	523	0.8	216	0.3	266	0.3	321	0.4
Services	11,459	17.4	11,922	17.0	14,304	16.9	14,509	16.4
Agribusiness, Fishing, Silviculture
and Forest Exploitation	1,169	1.8	1,235	1.8	1,087	1.3	1,174	1.3
Individuals	23,722	35.9	26,841	38.5	35,718	42.3	37,559	42.4
Total	65,979	100.0	69,787	100.0	84,426	100.0	88,643	100.0

The distribution by activity sector in the 2Q06 had as highlight the industry (mainly the pulp and paper, steel, metallurgy and mechanical industries), which had a growth in the balance and in the share of the portfolio, remaining with the highest loan volume (with 23.8% of the total portfolio), followed by Services (16.4%) and Commerce (14.5%) .

Loan Operations – By Type

Items	R$ million

	2005		2006

	March	June	March	June

Borrowings and Discount of Trade Receivables	29,435	31,751	38,048	39,398
Financings	22,914	25,094	31,034	32,930
Rural and Agribusiness Loans	5,919	5,419	6,651	6,865
Leasing Operations	1,774	1,973	2,740	3,178
Advances on Foreign Exchange Contracts	5,298	5,089	5,443	5,767
Subtotal of Loan Operations	65,340	69,326	83,916	88,138
Other Loans	639	461	510	505
Total Loan Operations	65,979	69,787	84,426	88,643
Sureties and Guarantees Recorded in Memorandum Accounts	9,085	8,559	10,737	13,369
Total Including Sureties and Guarantees	75,064	78,346	95,163	102,012

The evolution of balance of operations, including Sureties and Aval Guarantees rendered was recorded again, with a growth of 24.5% in the 2nd quarter, pointing out the operations carried out with clients of the Corporate segment.

In the table below, we can observe the evolution in the representativeness of the Bank’s business segments:

Loan Operations – per Business Segment – in percentage

In the 1H06, the loan portfolio of Banco Finasa, mainly targeted at vehicle financing for individual clients, continued to show an evolution higher than the total portfolio, reflecting on the increase of its share in the total loans of Bradesco Conglomerate.

Loan Portfolio Quality

As discussed in the last quarter, the tendency of change in the share of credits under the “AA” and “C” ratings was maintained, compared to the total portfolio, a result of the higher share of the consumer loans for individuals and the slight growth in delinquency of these portfolios.

Loan Operations by Rating – in percentage

The total volume of allowance for doubtful accounts reached R$ 5,833 million, representing 6.6% of the total loan portfolio (6.3%, in March 2006), ensuring the maintenance of adequate levels of PDD coverage for the current profile of the loan portfolio.

In this regard, we point out the strength of the provision criteria adopted, which may be evidenced through the analysis of historical data of allowances for doubtful accounts and losses effectively occurred in the subsequent period of twelve months.

Loan Operations – PDD x Default x Losses – Percentage over Loan Operation Balance

It can be verified in the graph above that our PDD coverage ratios on loan losses had comfortable margins over all the period analyzed.

In the 1st half of 2006, it can be verified a growth in the delinquency ratio of the consolidated portfolio, both due to the change of its profile and due to the slight deterioration of the payment capacity of clients, mainly individuals, noticed in all the National Financial System. As already discussed in the previous quarter, increase in the delinquency indicators was expected and it is already duly priced in our products and services.

Loan Operations – Delinquency up to 90 days x PDD – in percentage

Loan Operations – Distribution of the Loan Portfolio Falling Due by Terms – in percentage

The terms of loan operations, reflected by the profile of credits to mature, has been extending, mainly in view of consumer financing operations, which by their nature have a longer term. The operations with maturity exceeding 180 days represented 49.8% of total portfolio in June 2006, against 47.4% one year ago.

Loan Operations – Portfolio Movement between June 2005 and 2006 – R$ million

At the same time Bradesco has tried to conquer new clients in the market, mainly among individuals, the concern of having the loyalty of those previously existing remains, by means of the offer of new financing lines and revaluation of current loan limits, maintaining the high quality of clients, as shown in the table below:

Loan Operations – Portfolio Movement between June 2005 and 2006

Rating	Borrowers Remaining from June 2005		New Borrowers Between June 2005 and 2006		Total Loans in June 2006

	R$ million	%	R$ million	%	R$ million	%

AA – C	65,958	91.9	15,988	94.9	81,946	92.4
D	1,526	2.1	243	1.5	1,769	2.0
E – H	4,318	6.0	610	3.6	4,928	5.6
Total	71,802	100.0	16,841	100.0	88,643	100.0

Loan Operations – Concentration of Loan Portfolio

The concentration of largest borrowers kept falling in the end of 1H06, in relation to the status showed in June and December 2005, in spite of the slight growth in the half of the 100 largest borrowers, as indicated in the chart below:

Loan Operations – Portfolio Concentration without Guarantee – in percentage

Loan Operations – Portfolio Indicators

In order to facilitate the follow-up of the quantitative and qualitative performance of Bradesco’s loan portfolio, we present below a comparative summary of the main figures and indicators:

Items	R$ million (except for percentages)

	2005		2006

	March	June	March	June

Total Loan Operations	65,979	69,787	84,426	88,643
– Individual	23,722	26,841	35,718	37,559
– Corporate	42,257	42,946	48,708	51,084
Existing Provision	4,301	4,450	5,315	5,833
– Specific	1,867	1,891	2,703	3,053
– Generic	1,496	1,613	1,580	1,700
– Additional	938	946	1,032	1,080

Specific Provision/Existing Provision (%)	43.4	42.5	50.8	52.3
Existing Provision/Loan Operations (%)	6.5	6.4	6.3	6.6
AA – C Rated Loan Operations/Loan Operations (%)	92.5	92.6	92.8	92.4
Operations Under Risk Management (D Rated)/Loan Operations (%)	2.3	2.2	2.1	2.0
E – H Rated Loan Operations/Loan Operations (%)	5.2	5.2	5.1	5.6

Loan Operations (D Rated)	1,524	1,537	1,827	1,769
Existing Provision for Loan Operations (D Rated)	347	363	482	467
Provision/Loan Operations (D Rated) (%)	22.7	23.6	26.4	26.4
D – H Rated Loan Operations overdue	2,652	2,815	4,006	4,518
Total Provision/D – H Rated Loan Operations overdue (%)	162.2	158.1	132.7	129.1

E – H Rated Loan Operations	3,397	3,609	4,274	4,928
Existing Provision for E – H Rated Loan Operations	2,952	3,080	3,720	4,271
Provision/E – H Rated Loan Operations (%)	86.9	85.3	87.0	86.7
E – H Rated Loan Operations overdue	2,182	2,257	3,235	3,708
Total Provision/E – H Rated Loan Operations overdue (%)	197.1	197.2	164.3	157.3

Total Provision / Non Performing Loans (*) (%)	192.9	198.2	162.0	156.6

(*)	Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

In the 1st half, we noticed the continuity of the expansion of the loan portfolio of Bradesco Conglomerate, followed by the slight growth of the delinquency ratios. This increase was already estimated, due to changes in the portfolio breakdown, mainly individuals. The maintenance of adequate provision levels could absorb such fluctuations with a significant margin, maintaining all performance indicators with comfortable coverage indices.

For the 2nd half of 2006, Bradesco remains prepared to take full advantage of all business opportunities, focused on increasing the loan portfolio, while respecting the established loan granting parameters, based on the traditional concepts of security, consistency, selectivity and diversification.

Funding

Composition of Deposits by Maturity

Deposits	R$ million

	2006

	March	June

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	16,240	16,646	_	_	_	16,646
Savings	25,560	24,835	_	_	_	24,835
Interbank	128	86	77	_	_	163
Time	32,296	5,597	3,233	4,215	23,390	36,435
Other Deposits	258	277	_	_	_	277
Total	74,482	47,441	3,310	4,215	23,390	78,356

Demand Deposits – R$ billion

Checking Accounts

The balance of Checking Accounts of Bradesco Organization at the end of the 1st half of 2006 was R$ 16.6 billion.

In conformity with the policy of the continuous improvement of products and services, we implemented the International Account, a type of account opened exclusively through the Internet and aimed at Brazilians temporarily living abroad who wish to send their funds and invest them in a safe way in Brazil.

Quantity of Checking Accounts – Individuals and Corporate – in thousands

Savings Accounts

The balance of Bradesco Organization Savings Accounts, at the end of the 1st half of 2006, was R$ 24.8 billion in deposits, corresponding to an 18.6% market share in the Brazilian Savings and Loan System (SBPE) and secured the leadership of Bradesco among all private banks in the Brazilian Financial System.

Savings Account Deposits – R$ billion

New investment opportunities were offered by Bradesco for its clients to transfer resources from their savings account to other products inside the Bradesco Organization itself, such as Investment Funds and CDB.

Share of SBPE – in percentage

Number of Savings Accounts – million

Asset Management

Bradesco is elected the Best Manager by GazetaInvest magazine

Bradesco was the manager with the largest number of 5 diamonds Funds in the ranking of GazetaInvest magazine. There were 29 Funds in the total, criterion which rated it as the Best Manager in 2005. In a survey conducted by Austin Rating, Bradesco was highlighted with Funds awarded in all categories analyzed – DI, Fixed Income, Multimarkets, Foreign Exchange, Variable Income and Private Pension Plan.

The achievement of the leadership was due to Bradesco’s capacity to operate in all market segments, with products designed according to the needs and characteristics of each type of investor it serves. This acknowledgment reflects the Bank’s efficiency in the management of funds, result of the focus on management quality and the effort of all teams in the placement of investment products.

Bradesco Investment Funds are highlighted in the rankings of Agência Estado and Investidor Individual magazine

The Investment Fund management of Bradesco was in the Agência Estado Fundos ranking, disclosed in March 2006. Made in partnership with Ibmec São Paulo, the ranking appoints the best investment funds of 2005. Bradesco ranked third in the general rating and second in Fixed Income Fund management.

In the ranking disclosed in March 2006 by Investidor Individual magazine, Bradesco had a very good rating with 28 5 star Funds, which ranked third among 61 managers evaluated.

Stockholders’ Equity

	R$ million

	2005		2006

	March	June	March	June

Investment Funds	91,730	96,024	116,875	121,640
Managed Portfolios	7,458	7,583	8,468	10,400
Third-party Fund Quotas	5,569	4,883	5,937	5,608
Total	104,757	108,490	131,280	137,648

Asset Distribution

	R$ million

	2005		2006

	March	June	March	June

Investment Funds – Fixed Income	88,812	93,368	113,023	117,776
Investment Funds – Floating Rate	2,918	2,656	3,852	3,864
Investment Funds – Third-Party	5,391	4,712	5,565	5,245
Total	97,121	100,736	122,440	126,885
Managed Portfolio – Fixed Income	5,583	5,840	6,478	8,392
Managed Portfolio – Floating Rate	1,875	1,743	1,990	2,008
Managed Portfolios – Third-Party Funds	178	171	372	364
Total	7,636	7,754	8,840	10,764
Total Fixed Income	94,395	99,208	119,501	126,168
Total Floating Rate	4,793	4,399	5,842	5,872
Total Third-Party Funds	5,569	4,883	5,937	5,608
Overall Total	104,757	108,490	131,280	137,648

Total Assets Under Management according to ANBID’s Global Ranking – R$ million (*)

(*)	Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	June 2005		March 2006		June 2006

	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders

Investment Funds	509	3,422,576	516	3,378,207	530	3,388,288
Managed Portfolios	109	287	104	494	103	481
Total	618	3,422,863	620	3,378,701	633	3,388,769

4 - Operating Companies

Grupo Bradesco de Seguros e Previdência

Insurance Companies

Consolidated Balance Sheet (*)

	R$ million

	2005		2006

	March	June	March	June

Assets
Current and Long-Term Assets	41,264	43,109	51,600	53,790
Marketable Securities	38,621	40,137	48,742	50,429
Insurance Premiums Receivable	941	1,014	1,102	1,093
Other Receivables	1,702	1,958	1,756	2,268
Permanent Assets	705	666	825	1,111
Total	41,969	43,775	52,425	54,901

Liabilities
Current and Long-Term Liabilities	37,745	39,286	46,041	48,484
Tax, Civil and Labor Contingencies	1,149	1,105	1,237	1,522
Payables on Operations of Insurance, Private Pension Plans and Savings Bonds	399	450	420	436
Other Liabilities	869	1,198	1,829	2,579
Technical Provisions for Insurance	3,213	3,402	4,027	4,146
Technical Provisions for Life and Private Pension Plans	30,080	31,079	36,353	37,574
Technical Provisions for Savings Bonds	2,035	2,052	2,175	2,227
Minority Interest	77	66	108	112
Stockholders’ Equity	4,147	4,423	6,276	6,305
Total	41,969	43,775	52,425	54,901

Consolidated Statement of Income (*)

	R$ million

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net Premiums Written	3,616	3,811	7,427	4,397	4,249	8,646
Reinsurance Premiums and Redeemed
Premiums	(820)	(810)	(1,630)	(938)	(962)	(1,900)
Insurance, Private Pension Plans and
Savings Bonds Retained Premiums	2,796	3,001	5,797	3,459	3,287	6,746
Variation in Technical Provisions	(418)	(280)	(698)	(579)	(466)	(1,045)
Fee Income	95	100	195	127	126	253
Retained Claims	(1,372)	(1,474)	(2,846)	(1,509)	(1,476)	(2,985)
Savings Bonds Draws and Redemptions	(247)	(313)	(560)	(285)	(288)	(573)
Private Pension Plans Benefits and
Redemptions	(745)	(611)	(1,356)	(727)	(567)	(1,294)
Selling Expenses	(230)	(230)	(460)	(247)	(255)	(502)
Other Operating Income (Expenses)	(3)	17	14	(75)	(77)	(152)
Personnel and Administrative Expenses	(220)	(183)	(403)	(244)	(249)	(493)
Tax Expenses	(39)	(38)	(77)	(48)	(51)	(99)
Financial Result	500	537	1,037	768	722	1,490
Operating Income	117	526	643	640	706	1,346
Equity Result	358	61	419	43	1	44
Non-Operating Income	3	(54)	(51)	(5)	115	110
Minority Interest	1	(2)	(1)	(2)	(1)	(3)
Income before Taxes and Contributions	479	531	1,010	676	821	1,497
Taxes and Contributions on Income	(48)	(162)	(210)	(215)	(241)	(456)
Net Income	431	369	800	461	580	1,041

(*)	Information prepared in accordance with the accounting policies established by CNSP, SUSEP and ANS.

Performance Ratios – in percentage

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Claims Ratio (1)	79.9	84.5	82.2	78.7	79.9	78.5
Selling Ratio (2)	11.5	11.4	11.4	11.0	11.4	11.2
Administrative Expense Ratio (3)	11.0	8.5	9.8	10.9	11.8	11.4
Combined Ratio (4)	101.1	101.6	101.4	99.3	101.9	99.7
Expanded Combined Ratio (5)	92.1	88.8	90.4	86.0	85.4	85.0

N.B.:
For the purposes of comparison, in the 2nd quarter of 2005 and 1st half of 2005 we excluded the additional provisions for Health Insurance, at the amount of R$ 324 million. In 2006, we excluded R$ 149 million in the 1st quarter and R$ 95 million in the 2nd quarter totaling R$ 244 million in the 1st half. We also excluded in the 1st half of 2006 the exceeding provision (IBNR – DPVAT), at the amount of R$ 32 million.

(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Earned Premiums.
(3) Administrative Expenses/Earned Premiums.
(4) (Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Expenses)/ Earned Premiums.
(5) (Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Expenses)/ (Earned Premiums + Financial Result).

Insurance Premiums – Market Share (%)

Source: SUSEP and ANS

In the insurance segment, according to information published by SUSEP and ANS data, up to May 2006, Bradesco secured R$ 5.8 billion in premiums and maintained its leadership in the ranking with a 24.7% market share. The insurance sector obtained a total of R$ 23.5 billion in premiums up to May 2006.

Growth in Insurance Technical Provisions – R$ million

The exhibits presenting the technical provisions of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line – R$ million

Insurance Line	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	836	495	1,331	925	929	1,854
Auto/RCF	460	493	953	528	510	1,038
Life/AP/VGBL	295	312	607	348	276	624
Basic Lines	92	88	180	79	90	169
DPVAT	53	31	84	66	70	136
Total	1,736	1,419	3,155	1,946	1,875	3,821

In 1H06, there was an increase of 21.1% in premiums earned in the insurance segment, if compared to the same period of the previous year.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Line (%)

N. B.:
For the purposes of comparison, in the 2nd quarter of 2005 and 1st half of 2005 we excluded the additional provisions for Health Insurance, at the amount of R$ 324 million. In 2006, we excluded R$ 149 million in the 1st quarter and R$ 95 million in the 2nd quarter totaling R$ 244 million in the 1st half.

Retained Claims by Insurance Line – R$ million

Insurance Line	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	789	796	1,585	782	794	1,576
Auto/RCF	337	370	707	379	391	770
Life/AP/VGBL	158	222	380	230	219	449
Basic Lines	64	64	128	57	41	98
DPVAT	38	22	60	84	54	138
Total	1,386	1,474	2,860	1,532	1,499	3,031

Claim Ratio by Insurance Line (%)

N. B.:
For the purposes of comparison, in 2nd quarter of 2005 and 1st half of 2005 we excluded the additional provisions for Health Insurance, at the amount of R$ 324 million. In 2006, we excluded R$ 149 million in the 1st quarter and R$ 95 million in the 2nd quarter, totaling R$ 244 million in the 1st half. We also excluded in the 1st half of 2006 the exceeding provision (IBNR – DPVAT), at the amount of R$ 32 million.

Selling Expenses by Insurance Line – R$ million

Insurance Line	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	27	24	51	27	26	53
Auto/RCF	81	89	170	95	93	188
Life/AP/VGBL	73	68	141	76	79	155
Basic Lines	19	16	35	17	15	32
DPVAT	–	1	1	–	1	1
Total	200	198	398	215	214	429

Selling Ratios by Insurance Line (%)

N. B.:
For the purposes of comparison, in the 2nd quarter of 2005 and 1st half of 2005 we excluded the additional provisions for Health Insurance, at the amount of R$ 324 million. In 2006, we excluded R$ 149 million in the 1st quarter and R$ 95 million in the 2nd quarter, totaling R$ 244 million in the 1st half.

Number of Insured – in thousands

Until June 2006, there was an increase of 6.9% in the customer base compared to June, 2005.

When comparing 2Q06 to the same period of the prior year, Bradesco Saúde maintained its noteworthy market position (source: ANS). Brazilian companies are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.5 million customers, of which 2.2 million pertain to the corporate segment.

The increasing number of insured from large corporations that have contracted Bradesco Saúde confirms the insurance company’s high level of expertise and personalization in the Corporate Insurance services, a distinct advantage in the Supplementary Health Insurance market.

Almost 12 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil’s 100 largest companies in terms of revenues, 29 are Bradesco’s insurance clients and out of the country’s 50 largest companies, 30% are Bradesco Saúde’s clients. (source: Exame magazine’s Maiores e Melhores de julho de 2006 – Biggest and Best List, July 2006).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for the insured, prospects and brokers.

Until May 2006, Bradesco maintained an outstanding position among the main insurance companies in the Brazilian Basic Line (RE) Insurance market, with an 8.3% share of total market sales in this area.

In the Asset Risks segment, Bradesco Auto/RE insures the assets of a significant number of large companies of the country related to the home-building, steel, petrochemical, pulp and paper, aircraft, automotive and food sectors by means of issuances of insurance policies for Operational Risks, Named, Oil, Port Operator, Civil Liability, Engineering Risks, Domestic and International Transport, Hull and Aircraft.

In the area of Domestic and International Transport insurance, from the implementation of several visits to clients of the segments Corporate and Companies, mainly in the south, mid-west and southeast, we got more trading frequency with some important corporate groups.

Similarly, we adopted the strategy to intensify visits to brokers with potential in the transportation insurance portfolio for achievements of new accounts.

We are also being successful in the maintenance of our profitable policies and, as possible, excluding from the portfolio the accounts which are not adding a satisfactory result.

We achieved several insurance of business aircraft, in view of the larger disclosure and increase of products “Bradesco Seguro Aeronáutico” (Bradesco Aircraft Insurance). In the Maritime Hull area, we renewed the account of DOCENAVE’s fleet.

We also point out that the relation of Bradesco Auto/RE with Bradesco Corporate and Bradesco Empresas (Middle Market), including with own structure, has allowed greater closeness with Bradesco’s clients and enabled the achievement and renew of policies of large companies installed in the country.

In the mass market insurance segment, whose products are focused on individuals, small and medium-sized (SME’s) companies, we maintained a meaningful number of customers, in particular those of the Residential Insurance line.

Another high profitability segment was the Diverse Risks directed to equipment, mainly the insurance arising from operations of leasing, FINAME and CDC of Banco Bradesco.

The continuous upgrading of products provides the improvement of the services rendered to our clients and contributed significantly for the increase in income of the current period.

In the Auto/RCF line, the market was characterized by intense competition in big metropolitan areas, aggravated by a small growth in insured vehicle market.

During the period, we maintained our technically correct pricing policy, focused on balanced portfolio results. We consolidated our pricing policy based on the insured specific characteristics, after one year it was launched. We also maintained differentiated services, which add value to our products, such as discounts given through the nationwide customer service networks and auto glass repair, as well as the increase in the number of electronic relationships with brokers and those insured, which are carried out via the Internet.

Bradesco’s market share of the Auto/RCF portfolio, up to May, 2006 was 15.1% .

Operating Risk

Grupo Bradesco de Seguros, integrating Bradesco Organization, within its permanent commitment to obtain conformity with the laws and regulations, has adapted its processes and activities, by means of the utilization of methodologies and resources aligned with the best market practices, mainly those related to risk management.

Within this aspect, for adequacy to the guidance brought by the New Capital Basel Agreement (Basel II), provisions of the monetary authority and alignment to future definitions related to Solvability II we are carrying out the survey and analysis of the events related to operating risk, enabling the improvement in the management and knowledge of losses and their causes. At the end of this process, the plan of accounts of the companies of the Insurance Group will be reviewed and specific accounting accounts will be opened for the registration of events of operating risk loss, resulting from business interruption, failure of systems, errors, omissions, frauds or external events, thus enabling the determination of the regulatory capital calculation for Operating Risk according to the methodology adopted by Bradesco Organization.

Awards/Recognition

1. Bradesco Seguros was elected the most remembered brand and the preferred one in the “Insurance” category in the eighth edition of “Pesquisa Marcas de Quem Decide” (Brand Research of Who Decides), conducted by Jornal do Comércio/RS in partnership with QualiData Institute. The research was carried out with 330 businessmen and professionals of Rio Grande do Sul and recognized as the most complete study about brands in the south region of the country.

2. Bradesco Auto/RE received the “Segurador Brasil 2006” Award, with highlights to the “Auto” segment. The award is promoted by Segurador Brasil magazine and has as purpose to acknowledge the leadership, performance and achievements of companies of the sector in 2005, besides showing the scenario involving the importance of companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

3. The President of Bradesco Seguros e Previdência Group, Luiz Carlos Trabuco Cappi, was elected “2005 National Business Leader” in the “Finance Sector – Insurance and Private Pension Plans” of the 29th edition of the Gazeta Mercantil Forum of Business Leaders. Promoted by Gazeta Mercantil newspaper, the members of the Forum are elected by subscribers, businessmen and executives, in a free voting and without pre-candidature. The main purpose is, by means of the main business leaderships, to discuss and analyze structural themes of high relevance for the Brazilian development.

4. Bradesco Seguros received “The Best Insurance Companies of Brazil” award, from Conjuntura Econômica magazine, of Fundação Getulio Vargas, as the “Largest Insurance Company by Net Income and Stockholders’ Equity”. The award is promoted by the Brazilian Institute of Economy (Ibre) of Fundação Getulio Vargas, which considers the companies’ economic-financial performance in 2005, according to a study prepared by the Data Management Division of the own Institute.

5. Bradesco Seguros e Previdência received, by the fifth consecutive year, the iBEST 2006 award, the maximum award granted to a website in Brazil. The insurance company was the winner in the “Insurance” category according to the public vote (popular jury).

6. Bradesco Seguros e Previdência received the 2006 Top of Marketing award. The Association of Sales and Marketing Managers of Brazil (ADVB) granted the award by the case “Christmas Tree of Bradesco Seguros e Previdência – 10 Years of Light and Emotion”. The award is one of the most important ones of the market and has as purpose to consider the organizations that care for the best sustenance of their product, service or brand, by means of innovative and consistent marketing strategies.

7. Bradesco Seguros received the trophy “Gaivota de Ouro 2006”, granted by Seguro Total magazine. The company was highlighted in the “Excellence in Total Insurance” category in the “VI 2006 Insurance Market Award”.

Sponsorships

1. Bradesco Seguros was the official insurance company of the 19th edition of the “International Book Biennial” carried out in the Exposition Lodge of Anhembi, in São Paulo, in the period from March 9 to 19.

2. Bradesco Seguros e Previdência was one of the sponsors of the “Pennacchi 100 anos” exposition, carried out in the Pinacoteca of the State of São Paulo, from May 13 to June 25. The work of Pennacchi, one of the masters of the Brazilian plastic arts, is divided into the themes sacred, scenes, people, sculptures and advertising sketches produced in Italy and Brazil. The event was an homage to the centenary of the birth of the great artist.

3. Bradesco Seguros e Previdência was the sponsor of the 7th Regional Meeting of Insurance Brokers of Rio Grande do Sul (ENCOR), carried out in the Center of Events ExpoGramado, in the city of Gramado, in May 25 and 26. The 7th ENCOR is promoted by the Union of Brokers of Rio Grande do Sul (Sincor-RS).

Vida e Previdência (Private Pension Plans)

Balance Sheet

	R$ million

	2005		2006

	March	June	March	June

Assets
Current and Long-Term Assets	31,613	32,876	39,240	40,132
Funds Available	34	59	32	35
Marketable Securities	30,943	32,077	38,148	39,417
Insurance Operations and Other Receivables	636	740	1,060	680
Permanent Assets	819	803	145	161
Total	32,432	33,679	39,385	40,293

Liabilities
Current and Long-Term Liabilities	31,040	32,099	37,817	38,499
Tax, Civil and Labor Contingencies	565	629	1,128	632
Operating Liabilities for Insurance and Private Pension Plans	76	97	70	67
Other Liabilities	319	294	266	226
Technical Provisions	30,080	31,079	36,353	37,574
Stockholders' Equity	1,392	1,580	1,568	1,794
Total	32,432	33,679	39,385	40,293

Statement of Income

	R$ million

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Retained Premiums	304	285	589	327	345	672
Variations in Premium Reserves	(11)	(5)	(16)	(17)	(67)	(84)
Earned Premiums	293	280	573	310	278	588
Fee Income	95	100	195	127	126	253
Retained Claims	(167)	(206)	(373)	(222)	(209)	(431)
Expenses with Benefits – VGBL	(14)	(17)	(31)	(23)	(22)	(45)
Selling Expenses – Insurance	(57)	(56)	(113)	(61)	(65)	(126)
Other Operating Income (Expenses)	(10)	6	(4)	(65)	(43)	(108)
Income from Withholding Contributions
and VGBL Premiums	1,340	1,450	2,790	1,869	1,825	3,694
Technical Provisions Variation –
Private Pension Plans and VGBL	(11)	(178)	(189)	(330)	(323)	(653)
Benefits/Redemptions Expenses	(731)	(611)	(1,342)	(704)	(544)	(1,248)
Redemptions Expenses – VGBL	(606)	(637)	(1,243)	(732)	(780)	(1,512)
Selling Expenses – Private Pension Plans
and VGBL	(42)	(40)	(82)	(44)	(50)	(94)
Personnel and administrative Expenses	(57)	(60)	(117)	(65)	(73)	(138)
Tax Expenses	(12)	(17)	(29)	(28)	(26)	(54)
Financial Income	1,184	1,140	2,324	1,378	1,203	2,581
Financial Expenses	(925)	(874)	(1,799)	(1,026)	(922)	(1,948)
Equity Income	407	93	500	2	9	11
Non-Operating Income	(5)	(8)	(13)	(3)	(2)	(5)
Income before Taxes and Contributions	682	365	1,047	383	382	765
Taxes and Contributions on Income	(96)	(90)	(186)	(129)	(125)	(254)
Net Income	586	275	861	254	257	511

Income from Private Pension Plans and VGBL – Market Share (%)

Source: SUSEP

In 1H06, total income from private pension plans totaled R$ 3.694 billion.

Life Insurance Premiums and Personal Accidents – Market Share (%)

Source: SUSEP

In 1H06, income from net premiums written amounted to R$ 710 million.

Increase in Technical Provisions – R$ million

Total technical provisions of Bradesco Vida e Previdência in June 2006 was of R$ 37,574 million comprised R$ 20,763 million for supplementary private pension plans, R$ 15,391 million for VGBL, R$ 1,324 million for life and personal accident, R$ 92 million for DPVAT and R$ 4 million for retro assignment.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

Source: ANAPP

In June 2006, the Investment Portfolio reached R$ 38,077 million.

Increase in Number of Participants – in thousands

Increase in Life Insurance Policyholders and Personal Accidents – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 37.9% share of income from private pension plans and VGBL and a 15.6% share of life insurance premiums and personal accident.

Bradesco is also sole leader in VGBL plans with a 43.2% share and a 31.5% share in PGBL (source: ANAPP (Brazilian Association of Private Pension Plan) – May/2006 data).

The number of Bradesco Vida e Previdência customers reached 11.4%, in June 2006, compared to June 2005, surpassing the record of 1.7 million private pension plan and VGBL participants and 8.6 million life insurance and personal accident holders. This significant increase was prompted by the strength of the Bradesco Brand name, by the use of an appropriate management and sales policies.

Technical provisions totaled R$ 37.6 billion in June 2006, an increase of 20.9% as compared to June 2005. The Portfolio of Investments in Private Pensions Plans and VGBL totaled R$ 38.1 billion, comprising 43.0% of all market resources.

Awards/Recognition

The quality of services rendered by Bradesco Vida e Previdência was recognized in 1H06, with the achievement of the following awards:

Prêmio Segurador Brasil (“Brazil Insurer” Award)

  Ranking 2005 – "Best Performance in Private Pension Plan";
  Performance/Category Highlight – "Highest Leverage and Results – Group Life"; and
  Marketing 10 – Prev Jovem.

"Best and Biggest Companies 2006" Yearbook, "Exame" magazine

  The Biggest Brazilian Insurer in Net Awards;
  The Biggest Insurer in Net Income;
  The Highest Net Equity Profitability; and
  The Biggest Wealth Created.

Top of Mind – Mato Grosso do Sul

  "Gaivota de Ouro" Award ;
  Best Life and Pension Company; and
  Best Product Marketing Campaign with "Prev Jovem".

Operating Risk

Bradesco Vida e Previdência, integrating Grupo Bradesco de Seguros e Previdência and Bradesco Organization, within its permanent commitment to obtain conformity with the laws and regulations, has adapted its processes and activities, by means of the utilization of methodologies and resources aligned with the best market practices, mainly those related to risk management.

Within this aspect, for adequacy to the guidance brought by the New Capital Basel Agreement (Basel II), provisions of the monetary authority and alignment to future definitions related to Solvability II we are carrying out the survey and analysis of the events related to operating risk, enabling the improvement in the management and knowledge of losses and their causes. At the end of this process, the plan of accounts will be reviewed and specific accounting accounts will be opened for the registration of events of operating risk loss, resulting from business interruption, failure of systems, errors, omissions, frauds or external events, thus enabling the determination of the regulatory capital calculation for Operating Risk according to the methodology adopted by Bradesco Organization.

Savings Bonds Companies(1)

Balance Sheet – R$ million

	2005		2006

	March	June	March	June

Assets
Current and Long-Term Assets	2,613	2,749	2,813	2,952
Marketable Securities	2,536	2,658	2,719	2,826
Accounts Receivable and Other Receivables	77	91	94	126
Permanent Assets	91	34	21	21
Total	2,704	2,783	2,834	2,973

Liabilities
Current and Long-Term Liabilities	2,287	2,352	2,441	2,522
Tax, Civil and Labor Contingencies	190	192	210	228
Other Liabilities	62	108	56	67
Technical Provisions	2,035	2,052	2,175	2,227
Stockholders' Equity	417	431	393	451
Total	2,704	2,783	2,834	2,973

Statement of Income – R$ million

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Savings Bonds	284	357	641	326	340	666
Technical Provisions Variation	(14)	21	7	(2)	(4)	(6)
Draws and Redemption of Bonds	(247)	(313)	(560)	(285)	(288)	(573)
Redemptions	(238)	(304)	(542)	(277)	(279)	(556)
Draws	(9)	(9)	(18)	(8)	(9)	(17)
Selling Expenses	(4)	(3)	(7)	(3)	(4)	(7)
Financial Result	71	71	142	75	83	158
Administrative/Tax Expenses	(12)	(12)	(24)	(13)	(15)	(28)
Equity Result	49	–	49	5	–	5
Non-Operating Income	–	–	–	–	7	7
Income before Taxes and Contributions	127	121	248	103	119	222
Taxes and Contributions on Income	(26)	(39)	(65)	(35)	(40)	(75)
Net Income	101	82	183	68	79	147

(1) Bradesco Capitalização and Atlântica Capitalização are included

Bradesco Capitalização’s outstanding position in the savings bonds market is the result of its transparent operating policy, which is focused on adjusting its products in line with potential consumer demand.

Regionally, the company holds a leadership position in two Brazilian states, according to the latest figures for May 2006 published by SUSEP. The company’s market share was of 31.22% in Amazonas and 27.09% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (single or monthly), contribution terms, regularity of draws and related prize amounts. This phase was important due to the closeness to the public, by means of the consolidation of “Pé Quente Bradesco” family products.

We can highlight the performance of products with a social-environmental character such as Pé Quente Bradesco SOS Mata Atlântica which, in addition to enabling the formation of a financial reserve, contributes for reforestation projects of Fundação SOS Mata Atlântica and Pé Quente Bradesco GP Ayrton Senna, launched in July 2005, whose great differential is the destination of a percentage of the amount collected with securities to social projects of Instituto Ayrton Senna. Thus, in addition to competing for prizes, the product allows the client to help to develop the potential of new generations and participate in the construction of a better Brazil.

As the most recent Company’s launching, we can highlight the Pé Quente Bradesco o Câncer de Mama no Alvo da Moda (the Breast Cancer in the Fashion Target), launched in March 2006. Upon acquiring this product, the client contributes to the development of projects of prevention, precocious diagnosis and treatment of cancer in Brazil, for a part of the amount collected will be given to IBCC – Brazilian Institute of Cancer Control.

Rating

Standard & Poor’s increased the rating from brAA to brAA+ of Bradesco Capitalização, which is the only company of the savings bond segment with this rating. The solid financial and equity protection standard that Bradesco Capitalização ensures to its clients contributed to the result.

Quality Management System

Bradesco Capitalização S.A. was the first private savings bonds company in Brazil to receive ISO 9002 Certification. On December 2005, it received again the certification of its quality management system, in the ISO 9001: 2000 version within the scope of “Bradesco Savings Bonds Management”. Granted by Fundação Vanzolini, it shows the quality of its internal processes and confirms the principle which is the origin of Bradesco Savings Bonds: good products, good services and permanent evolution.

Income from Savings Bonds Certificates – Market Share (%)

Source: SUSEP

Technical Provisions – Market Share (%)

Source: SUSEP

Growth in Technical Provisions – R$ million

Due to the growing strengthening of Technical Provisions volume, Bradesco Capitalização reached the amount of R$ 2.2 billion in June 2006 and according to May 2006 data, released by SUSEP, it holds 20.6% of the total volume of Technical Provisions in the market.

All these results deliver safety and reaffirm the financial solidity and the ability to honor the commitments assumed with clients.

Number of Clients – in thousands

As a result of a customer loyalty building policy, focused on the quality customer service and the offer of innovative products, Bradesco Capitalização ended 2Q06 amounting to 2.4 million of clients.

Outstanding Savings Bonds Traditional – in thousands

Outstanding Savings Bonds With Transfer of Draw Participation Rights – in thousands

Outstanding Savings Bonds – in thousands

The outstanding savings bonds portfolio decreased from 11.9 million in June 2005 to 13.4 million in June 2006. Out of this total, 66.0% comprise bonds with “Transfer of Draw Participation Rights” modality, including: Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa etc. Since the purpose of this type of savings bonds certificate is to add value to partners’ products or even to provide incentives for customer due payments, these are low-priced bonds which are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Recognition

1. Bradesco Capitalização received the “Segurador Brasil 2006” Award, as a highlight in the “Savings Bonds” segment. The award is promoted by Segurador Brasil magazine and has as purpose to acknowledge the leadership, performance and achievements of the companies of the sector in 2005, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

2. Bradesco Capitalização received two “Top Social 2006” awards, promoted by the Association of Sales and Marketing Managers of Brazil (ADVB-SP). The cases awarded were “Pé Quente Bradesco SOS Mata Atlântica” and “Pé Quente Bradesco GP Ayrton Senna”. The award is one of the most important ones in the sector and has as purpose to evaluate and highlight the socially responsible actions.

3. Bradesco Capitalização received three “Gaivota de Ouro 2006” trophies, granted by Seguro Total magazine. The company was highlighted in the “Best Savings Bond Company”, “Savings Bond Product highlighted in 2005” and “Companies which have contributed to Entities in Social Works” categories in the “VI 2006 Insurance Market Award”.

Banco Finasa

Consolidated Balance Sheet

	R$ million

	2005		2006

	March	June	March	June

Assets
Current and Long-Term Assets	9,949	11,883	16,619	17,438
Funds Available	5	10	6	13
Interbank Investments	164	245	192	186
Marketable Securities and Derivative Financial Instruments	167	59	54	55
Interbank Accounts	17	33	26	41
Loan and Leasing Operations	9,155	11,048	15,833	16,665
Allowance for Doubtful Accounts	(277)	(329)	(613)	(764)
Other Receivables and Other Assets	718	817	1,121	1,242
Permanent Assets	1,655	1,739	1,840	1,918
Total	11,604	13,622	18,459	19,356

Liabilities
Current and Long-Term Liabilities	11,032	12,927	17,435	18,228
Demand, Time and Interbank Deposits	10,572	12,487	17,087	17,875
Borrowings and Onlendings	47	10	6	4
Derivative Financial Instruments	113	83	17	9
Other Liabilities	300	347	325	340
Deferred Income	35	51	38	33
Stockholders’ Equity	537	644	986	1,095
Total	11,604	13,622	18,459	19,356

Consolidated Statement of Income

	R$ million

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	736	849	1,585	1,209	1,317	2,526
Financial Intermediation Expenses	(422)	(513)	(935)	(723)	(759)	(1,482)
Financial Margin	314	336	650	486	558	1,044
Allowance for Doubtful Accounts	(78)	(102)	(180)	(207)	(262)	(469)
Gross Income from Financial
Intermediation	236	234	470	279	296	575
Other Operating Income (Expenses)	(150)	(168)	(318)	(214)	(227)	(441)
Operating Income	86	66	152	65	69	134
Non-Operating Income	1	–	1	(1)	–	(1)
Income before Taxes and Contributions	87	66	153	64	69	133
Taxes and Contributions on Income	(15)	(6)	(21)	(4)	(10)	(14)
Net Income	72	60	132	60	59	119

Profile

Banco Finasa commercializes financings of direct loan to consumer for acquisition of light vehicles, transportation and other goods and services, in addition to leasing and personal loan operations, operating as the financing company of Bradesco.

Thus, Banco Finasa relies on the services of Finasa Promotora de Vendas Ltda., its wholly-owned subsidiary, responsible for the business prospect, through its 270 branches established nationwide, in addition to counting on a structure of business partners, represented in June, 2006 by 17,431 auto dealers and 22,350 stores selling furniture and home décor, tourism, auto parts, IT programs and equipment, home improvement material, clothing and footwear, amongst others. At the end of the half, Finasa Promotora de Vendas recorded 4,173 employees, 77% of which were directly performing in new businesses prospect.

As a strategy to add more potential to Bradesco’s solid operation in the granting of financing, Banco Finasa continued with the policy to enter into operational agreements with large car makers, auto and truck resale, associations and important store chains. Enlarged the portfolio of agreements executed in the previous years with Ford, Abracred – Brazilian Association of Fiat Vehicles Resale, Anamaco –Brazilian Association of Home Improvement Material Stores, Microsoft, Casas Bahia, Salfer, Dudony, Ponte Irmão, Eletrozema and GREletro-Vesle, by entering into new agreements, in this half, with Lojas Gabryella, located in the northeast region of the country, in the city of São Luis, State of Maranhão and with Rede de Lojas Armazém Paraíba, a company owned by SOCIC group – Sociedade Irmãs Claudino S/A.

The highlight in the period was the transfer of the headquarters of Finasa Promotora to new and modern facilities at Alameda Santos, 1420 in the city of São Paulo, totally planned to receive the Board of Executive Officers and Commercial and Operational Managers of the company, which represented one more important step towards the sustained growth of its businesses in the retail of consumer loan.

Operating Performance

The differentiated form of trading of products, with a specialized and focused team, enabled Finasa a loan portfolio growth of 50.8% in the last twelve months. The production of new businesses increased, on average, from R$ 985 million/month in the 1st half of 2005 to R$ 1,267 million/month in 2006, with a growth of 28.6% .

The balances of Bradesco’s loan operations in June 2006, in all lines of business, when compared to 2005, showed growth higher than the Market (source: Central Bank of Brazil), according to the table as follows:

Finasa Portfolio – R$ million

Line of Business	June		Evolution (%)	Share (*)

	2005	2006

Individual	10,029	14,772	47.3
CDC Vehicles	8,564	11,963	39.7	21.0%
CDC Other Assets	1,093	2,037	86.4	20.1%
Personal Loan	252	590	134.1
Leasing	120	182	51.7
Corporate	1,019	1,893	85.8
CDC	840	1,165	38.7
Vehicles	750	1,118	49.1
Other Assets	90	47	(47.8)
Leasing	179	728	306.7
Overall Total	11,048	16,665	50.8
(*) Source: BACEN

The share of balance of Allowance for Doubtful Accounts on Loan and Leasing Operations, in June 2006, was 4.6%, above the 3.0% reached in the same period of 2005, due to the larger share of products of Personal Loan and Other Assets and Services in the portfolio composition, to the market behavior in the first six months of 2006 and to the provision criterion of the Organization, more conservative and above the minimum required by BACEN which grants a higher coverage level to the investment of Stockholders.

In the 1st half of 2006, the Bank reached a Net Result of R$ 119.2 million against the R$ 131.8 million recorded in the same period of 2005, which considers:

– the impact of strong investments made in acquisitions and physical expansion in the last 12 months, which naturally provided a return in the medium and long term;

– the increase in delinquency in a generalized way in the market in the 1st half of 2006, jointly with the criterion already mentioned of the Organization concerning additional provisions.

Finasa ended 1H06 with a Stockholders’ Equity of R$ 1.1 billion, which included the capitalization of R$ 162 million with the subscription of capital by controlling stockholder, carried out in December 2005.

Leasing Companies

On June 30, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, Zogbi Leasing S.A. Arrendamento Mercantil and Bankpar Arrendamento Mercantil S.A., besides the leasing portfolio of Banco Finasa S.A., which is directly shown in its financial statements.

On June 28, 2006, under #CVM/SRE/PRO/2006/003, The Second Program of Public Distribution of Debentures of Bradesco Leasing S.A. Arrendamento Mercantil was filed at the CVM, limited to the amount of R$ 10.0 billion with duration term of up to 2 years.

Aggregated Balance Sheet

	R$ million

	2005		2006

	March	June	March	June

Assets
Current and Long-Term Assets	5,439	13,000	19,246	19,648
Funds Available	–	–	–	8
Interbank Investments	2,607	10,135	15,865	15,991
Marketable Securities and Derivative Financial Instruments	751	668	792	858
Leasing Operations	1,578	1,673	2,054	2,268
Allowance for Doubtful Accounts	(82)	(82)	(94)	(98)
Other Receivables and Other Assets	585	606	629	621
Permanent Assets	87	86	91	87
Total	5,526	13,086	19,337	19,735

Liabilities
Current and Long-Term Liabilities	3,264	10,803	16,882	17,234
Funds obtained in the Open Market and Funds Received from
Issuance of Securities	1,987	9,465	15,398	15,696
Borrowings and Onlendings	188	177	188	188
Derivative Financial Instruments	6	4	1	–
Subordinated Debt	626	629	626	623
Other Liabilities	457	528	669	727
Stockholders' Equity	2,262	2,283	2,455	2,501
Total	5,526	13,086	19,337	19,735

Aggregated Statement of Income

	R$ million

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	403	595	998	994	959	1,953
Financial Intermediation Expenses	(277)	(479)	(756)	(869)	(833)	(1,702)
Net Interest Income	126	116	242	125	126	251
Allowance for Doubtful Accounts	(15)	–	(15)	–	(5)	(5)
Gross Income from Financial
Intermediation	111	116	227	125	121	246
Other Operating Income (Expenses)	(15)	(50)	(65)	(39)	(20)	(59)
Operating Income	96	66	162	86	101	187
Non-Operating Income	–	1	1	1	(6)	(5)
Income before Taxes and Contributions	96	67	163	87	95	182
Taxes and Contributions on Income	(33)	(20)	(53)	(31)	(33)	(64)
Net Income	63	47	110	56	62	118

Leasing Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On June 30, leasing operations brought to present value totaled R$ 3.2 billion, with a balance of R$ 10.0 million receivable in operating leases.

The Bradesco Organization’s leasing companies are positioned amongst sector leaders, according to ABEL (Brazilian Association of Leasing Companies), with an 11.78% share of this market (reference date: May 2006). This good performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the carriers vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

Bradesco Consórcios (Consortium Purchase System)

Management Company

Balance Sheet

	R$ thousand

	2005		2006

	March	June	March	June

Assets
Current and Long-Term Assets	94,638	116,074	169,570	199,956
Funds Available	36	9	24	–
Marketable Securities	93,860	114,002	167,935	195,161
Other Receivables	742	2,063	1,611	4,795
Permanent Assets	734	706	2,011	2,821
Total	95,372	116,780	171,581	202,777

Liabilities
Current and Long-Term Liabilities	25,215	37,918	37,404	55,635
Dividends Payable	10,810	18,581	17,396	29,039
Amounts Refundable to Former Groups Now Closed	5,980	6,081	6,478	6,630
Other Liabilities	8,425	13,256	13,530	19,966
Stockholders’ Equity	70,157	78,862	134,177	147,142
Total	95,372	116,780	171,581	202,777

Statement of Income

	R$ thousand

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1[o] Qtr.	2nd Qtr.	1st Half

Fee Income	29,794	33,427	63,221	44,019	48,048	92,067
Taxes Payable	(2,912)	(3,337)	(6,249)	(4,583)	(5,088)	(9,671)
Financial Income	3,320	4,501	7,821	6,658	6,250	12,908
Administrative Expenses (Including
Personnel Expenses)	(3,313)	(4,112)	(7,425)	(5,626)	(5,346)	(10,972)
Selling Expenses	(2,336)	(5,907)	(8,243)	(4,332)	(9,144)	(13,476)
Other Operating Income (Expenses)	430	746	1,176	960	1,192	2,152
Income before Taxes and Contributions	24,983	25,318	50,301	37,096	35,912	73,008
Taxes and Contributions on Income	(8,737)	(8,841)	(17,578)	(12,680)	(11,304)	(23,984)
Net Income	16,246	16,477	32,723	24,416	24,608	49,024

Consortium Groups

Balance Sheet

	R$ thousand

	2005		2006

	March	June	March	June

Assets
Current and Long-Term Assets	330,949	377,010	1,647,945	1,859,700
Amount Offset	8,268,522	9,495,099	10,202,389	11,878,924
Total	8,599,471	9,872,109	11,850,334	13,738,624

Liabilities
Current and Long-Term Liabilities	52,264	69,131	1,647,945	1,859,700
Stockholders’ Equity	278,685	307,879	–	–
Amount Offset	8,268,522	9,495,099	10,202,389	11,878,924
Total	8,599,471	9,872,109	11,850,334	13,738,624
In 2006, amounts are shown as per Circular Letter 3,147/2004 of the Brazilian Central Bank.

Operating Overview

Bradesco Consórcios on December 9, 2002 started to sell consortium purchase plan quotas to its employees, and on January 21, 2003, started to sell to its account holders and non-account holders, both for individuals and corporations.

Bradesco Consórcios sells automobile, trucks, tractors, agricultural implements and real properties plans, according to the rules of Central Bank of Brazil.

Referring to the sale of plans offered, the Company relies on the Banco Bradesco branches network, liable for higher Bradesco Consórcios share in the consortium purchase plan market. The extensive nature and security associated with the Bradesco Brand name are added advantages for expanding consortium purchase plan sales.

Segmentation

The Banco Bradesco’s entry into this market is part of its strategy to offer the most complete range of product and services options to its clients, with a view to providing all social classes with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices, especially taking into account in relation to real estate product, the country’s current high housing deficit.

Operating Performance

The different way of negotiation of products (Real State, Automobiles and Trucks), with a specialized and focused team, provided Bradesco Consórcios with a growth of 49.8% in the result compared to the 1st half of 2005, highlighting the “Towards the Complete Leadership” sales campaign, carried out in April and May, when we reached a total of 40.7 thousand quotas sold, amount 39.6% higher than the target established.

Operating Risk

Bradesco Consórcios and DGRC (Department of Risk Management and Compliance) started in February 2005 the works related to the identification and collection of operating losses. Accounting accounts specific for accounting of losses resulting from operating risk events were opened. We understand that these actions meet the concepts introduced by the New Basel Capital Agreement, and this work aims to establish a statistic basis for modeling of the operating risk, with the purpose of lower allocation of capital required, as well as increase the mitigation capacity of risks identified.

Representation

Market Share – Real Estate Consortium – in percentage

Source: Central Bank of Brazil
N.B.: the market share of Panamericano, Embracon and Itaú as of June 2005 was not disclosed.

Market Share – Automobile Consortium - in percentage

Source: Central Bank of Brazil.
N.B.: the market share of Banco do Brasil as of June 2005 was not disclosed.

Bradesco has been playing an important role in the consortium purchase plan industry, enabling to the population access to loan for the acquisition of personal and real property. The freedom to select an asset is one of the main characteristics of the plans sold by Bradesco Consórcios, since the consortium member is free to select a preferred automobile or real property when he/she wins the draw.

In 2Q06, 151 groups were inaugurated and 42.2 thousand consortium quotas were sold. On June 30, we recorded total accumulated sales exceeding 252.2 thousand consortium quotas, summing up sales exceeding R$ 7.5 billion and recording 70.6 thousand draws, 56.1 thousand properties delivered and 1,326 active groups and 1 groups closed.

Active Quotes

Total Active Quotes

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the automobile and real estate segments and has been searching for a highlighting position in the segment of Trucks and Tractors.

In the real estate segment, Bradesco ended June 2006 with 90,694 active quotas. In the Automobile segment, Bradesco ended with 145,179 active quotas, surpassing consortium management companies associated with car makers, consolidated in the market, such as Volkswagen, Fiat and General Motors.

Leadership (Real Estate and Auto) is conquered and consolidated as a result of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco Branch Network.

Quotas Sold

Total Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies

Source: Central Bank of Brazil
N.B.: Itaú was not in the June 2005 ranking of the ten largest management companies.

Number of active participants comprising the 10 largest auto segment consortium management companies

Source: Central Bank of Brazil
N.B.: Banco do Brasil was not in the June 2005 ranking of the ten largest management companies.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	R$ thousand

	2005		2006

	March	June	March	June

Assets
Current Assets	1,091,689	87,810	232,486	1,425,207
Funds Available	43	49	59	33
Interbank Investments	12,550	14,325	65,420	33,800
Marketable Securities	38,294	47,611	53,334	56,388
Other Loans	1,040,739	25,729	113,623	1,334,927
Other Assets	63	96	50	59
Long-Term Assets	16,505	13,471	20,302	20,801
Marketable Securities	6,964	4,016	4,775	4,946
Other Loans	9,541	9,455	15,527	15,855
Permanent Assets	24,619	28,926	32,472	34,232
Investments	22,392	26,770	30,516	32,325
Property, Plant and Equipment	1,506	1,408	1,136	1,099
Deferred Assets	721	748	820	808
Total	1,132,813	130,207	285,260	1,480,240

Liabilities
Current Liabilities	1,036,083	28,151	155,343	1,339,498
Other Liabilities	1,036,083	28,151	155,343	1,339,498
Long-Term Liabilities	30,458	31,039	36,481	37,920
Other liabilities	30,458	31,039	36,481	37,920
Stockholders' Equity	66,272	71,017	93,436	102,822
Total	1,132,813	130,207	285,260	1,480,240

Statement of Income

	R$ thousand

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1[o] Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	1,285	3,565	4,850	8,475	6,236	14,711
Other Operating Income (Expenses)	5,148	2,180	7,328	4,199	5,350	9,549
Operating Income	6,433	5,745	12,178	12,674	11,586	24,260
Non-Operating Income	–	(7)	(7)	–	(3)	(3)
Income before Taxes and Contributions	6,433	5,738	12,171	12,674	11,583	24,257
Taxes and Contributions on Income	(2,978)	(1,912)	(4,890)	(4,482)	(4,108)	(8,590)
Net Income	3,455	3,826	7,281	8,192	7,475	15,667

Bradesco Corretora ended 1H06 in the 14th position of São Paulo Stock Exchange – BOVESPA of the 93 participant brokers. 35,454 investors were served in such period, executing 381,666 stock call and put orders, summing up a volume corresponding to R$ 11,286 million. Bradesco Corretora has been participating with BOVESPA in the event “Bovespa vai até você” (Bovespa reaches you), with a view to popularizing the stock market.

In 1H06, Bradesco Corretora traded 1,199 thousand contracts at the Brazilian Mercantil & Futures Exchange – BM&F, with a financial volume of R$ 104,614 million, reaching the 29th position in the ranking of top 72 participant brokers. It has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets. Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of the country, through visits, lectures, and participation in agribusiness fairs and exhibitions. Jointly with BM&F, it has been sponsoring the clients’ visit from various regions of the country to São Paulo, for visits to BM&F and Bradesco Corretora. It has also been receiving producers, teachers, opinion makers and dealers of goods physical market. It also takes part in the trading of future mini-contracts of Bovespa Index, U.S. dollar and “boi gordo” (live cattle) through the Web Trading system, with a view to offering an alternative to carry out derivative operations directly at the trading floor.

Electronic trading carried out via Internet in the 1H06 summed up 265,599 orders executed, with a financial volume of R$ 1,969 million, accounting for 3% over total volume operated via Home Broker at BOVESPA, with Bradesco Corretora at the 5th position in the ranking. The customer base grew 37%, with the acceptance of 14,063 new registrations in 1H06, period in which we received 44,978 e-mails.

On January 9, 2006, Bradesco Corretora launched the new version of Home Broker, totally restructured, with more benefits, resources and safety for its clients.

With a financial volume of R$ 1.3 billion in the semester, Bradesco Corretora maintained its highlighting position in the market, operating in Public Offerings for Share Purchase, Primary and Secondary Public Distribution and Special Operations and Privatization Auctions.

Bradesco Corretora offers to its customers a complete investment analysis service with coverage of the main sectors and companies of the Brazilian market. Our team of analysts is comprised of sector specialists who disclose their opinions to clients in an equitable way by means of follow-up reports and guides of stocks. Moreover, clients also count on analyses of the team of economists of Banco Bradesco, one of the most important ones of the Brazilian market.

In addition, it offers non-resident investors’ representation service in operations conducted in the financial and capital markets, under the terms of the CMN (Brazilian Monetary Council) Resolution No 2,689, as of January 26, 2000.

It also offers the “Tesouro Direto” (Direct Treasury) Program, which allows the individual client to invest in federal government bonds via the Internet; he/she just have to register himself/herself at Bradesco Corretora via the Website www.bradesco.com.br.

In compliance with the concepts introduced by the New Basel Capital Agreement, Bradesco S.A. Corretora de Títulos e Valores Mobiliários in partnership with the Department of Risk Management and Compliance (DGRC), started in August 2005 a work of identification and registration of events of operating losses taking place in the intermediation of operations carried out in the capital markets as well as other events classified as Operating Risk. The development of this work will provide the treatment of historic data and the performance of statistic studies with the purpose of risk mitigation and constant improvement of internal controls.

The Net Income recorded in the 1H06 amounted to R$ 15,667 thousand.

The Stockholders’ Equity, at the end of 1H06, amounted to R$ 102,822 thousand and assets summed up R$ 1,480 million.

Information – Trading on BM&F and BOVESPA

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1[o] Qtr.	2nd Qtr.	1st Half

BM&F
Ranking	19th	21st	20th	31st	25th	29th
Contracts Traded (thousand)	877	915	1,792	511	688	1,199
Financial Volume (R$ million)	106,371	90,279	196,650	47,461	57,153	104,614

Stock Exchange
Ranking	11th	24th	13th	14th	15th	14th
Number of Investors	19,768	15,609	30,345	21,988	23,376	35,454
Number of Orders Executed	141,579	120,367	261,946	169,055	212,611	381,666
Financial Volume (R$ million)	5,094	2,696	7,790	5,690	5,596	11,286

Home Broker
Ranking	7th	8th	7th	5th	6th	5th
Registered Clients	30,633	32,584	32,584	44,968	52,036	52,036
Orders Executed	72,999	62,853	135,852	111,330	154,269	265,599
Financial Volume (R$ million)	461	359	820	873	1,096	1,969

Bradesco Securities, Inc.

Balance Sheet

	R$ thousand

	2005		2006

	March	June	March	June

Assets
Current and Long-Term Assets	59,308	53,752	49,155	48,245
Funds Available	216	7,275	7,415	7,120
Interbank Investments	8,189	–	242	244
Marketable Securities and Derivative Financial Instruments	50,852	46,442	41,402	40,786
Other Receivables and Other Assets	51	35	96	95
Permanent Assets	22	16	24	278
Total	59,330	53,768	49,179	48,523

Liabilities
Current and Long-Term Liabilities	985	581	461	536
Other Liabilities	985	581	461	536
Stockholders' Equity	58,345	53,187	48,718	47,987
Total	59,330	53,768	49,179	48,523

Statement of Income

	R$ thousand

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1[o] Qtr.	2nd Qtr.	1st Half

Gross Income from Financial
Intermediation	(751)	2,392	1,641	534	209	743
Other Operating Income (Expenses)	(518)	(488)	(1,006)	(770)	(757)	(1,527)
Operating Income	(1,269)	1,904	635	(236)	(548)	(784)
Net Income/Loss	(1,269)	1,904	635	(236)	(548)	(784)

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of stock purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADR programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, which is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Banco Bradesco obtained the Financial Holding Company status from the Board of Governors of the Federal Reserve System, on January 30, 2004, which will allow the expansion of Bradesco Securities’ activities.

This status, given based on a rigorous analysis of various aspects determined in US banking legislation, including Banco Bradesco’s high level of capitalization and the quality of its Management, will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

  Securities trading (underwriting, private placement and market-making);

  Acquisitions, mergers, portfolio management and financial services (merchant banking);

  Mutual funds portfolio management; and

  Sale of insurance.

Accordingly, Banco Bradesco has strengthened its role in the Investment Banking segment, increasing opportunities for exploiting various financial activities in the US market and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Major Stockholders

(1) Bradesco’s management (Board of Executive Officers and Board of Directors) comprises the Presiding Board of Fundação Bradesco, maximum Deliberative Body of this Entity. Reference: June 30, 2006

Main Subsidiaries and Affiliated Companies

Administrative Body

Data-base: 10.4.2006

Risk Ratings – Bank

Fitch Ratings								Moody's Investors Service									Standard & Poor´s						Austin Rating
International Scale						Domestic Scale		International Scale						Domestic Scale		Financial Soundness (1)	International Scale - Counterparty Rating				Domestic Scale		Domestic Scale - LP	Corporate Governance (3)
Individual	Support	Foreign Currency (1)		Local Currency (1)		Domestic (1)		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Foreign Currency		Local Currency		Counterparty Rating		Financial Soundness (1)
		IDR - Delinquency Probability of Issuer Long-term	Short-term	IDR - Delinquency Probability of Issuer Long-term	Shor-tterm	Long-term	Short-term	Long-term (2)	Short-term	Long-term (2)	Short-term	Long-term (2)	Short-term	Long-term (2)	Short-term		Long-term (1)	Short-term	Long-term (1)	Short-term	Long-term (1)	Short- term
A	1	AAA	F1	AAA	F1	AAA (bra)	F1+ (bra)	Aaa	P-4	Aaa	P-1	Aaa	P-1	Aaa.br	Br-1	A	AAA	A-1	AAA	A-1	brAAA	brA-1	AAA	AAA
A/B	2	AA	F2	AA	F2	AA+ (bra)	F2 (bra)	Aa	P-2	Aa	P-2	Aa	P-2	Aa.br	BR-2	A–	AA	A-2	AA	A-2	brAA+	brA-2	AA	AA
B	3	A	F3	A	F3	A (bra)	F3 (bra)	A	P-3	A	P-3	A3	P-3	A.br	BR-3	B+	A	A-3	A	A-3	brA	brA-3	A	A
B/C	4	BBB	B	BBB–	B	BBB (bra)	B (bra)	Baa	NP	Baa	NP	Baa	NP	Baa.br	BR-4	B	BBB	B	BBB	B	brBBB	brB	BBB	BBB
C	5	BB	C	BB	C	BB (bra)	C (bra)	Ba		Ba1		Ba		Ba.br		B–	BB+	B-1	BB+	B-1	brBB	brC	BB	BB
C/D		B	D	B	D	B (bra)	D (bra)	B1		B		B		B.br		C+	B	B-2	B	B-2	brB	brSD	B	B
D		CCC		CCC		CCC (bra)		Caa		Caa		Caa		Caa.br		C	CCC	B-3	CCC	B-3	brCCC	brD	CCC	CCC
D/E		CC		CC		CC (bra)		CA		Ca		Ca		Ca.br		C–	CC	C	CC	C	brCC		CC	CC
E		C		C		C (bra)		C		C		C		C.br		D+					brSD		C	C
		RD		RD		DDD (bra)										D					brD
		D		D		DD (bra)										D–
						D (bra)										E+
E

N.B.: Bradesco s risk ratings are among the highest attributed to Brazilian banks;
      (1) Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.
      (2) Numeric modifiers 1, 2 and 3 are added to each generic rating from Aa to Caa, meaning lower or higher risk in the same category.
      (3) This is the first corporate governance rating granted in Latin America. The evaluation recognizes that Banco Bradesco adopts great corporate governance practices, with a relationships policy highlighted by a high quality, transparency and ethics level.

Main Ratings – Insurance and Savings Bond Companies

Insurance					Savings Bonds

Fitch ratings		Standard & Poor’s	Sr Rating		Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale (1)	International Scale	Domestic Scale	Domestic Scale (1)

Domestic Rating of Financial Strength of Insurance Company (1)	International Rating of Financial Strength of Insurance Company (1)	Counterparty Rating			Counterparty Rating

AAA (bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+ (bra)	AA	brAA+	AA+SR	brAA+	brAA+
A (bra)	A	brA	AASR	brAA	brA
BBB (bra)	BBB–	brBBB	AA–SR	brAA–	brBBB
BB (bra)	BB	brBB	A+SR	brA+	brBB
B (bra)	B	brB	ASR	brA	brB
CCC (bra)	CCC	BbrCCC	A–SR	brA–	brCCC
CC (bra)	CC	brCC	BBB+SR	brBBB+	brCC
C (bra)	C	brSD	BBBSR	brBBB	brC
DDD (bra)	DDD	brD	BBB–SR	brBBB–	brSD
DD (bra)	DD		BB+SR	brBB+	brD
D (bra)	D		BBSR	brBB
			BB–SR	brBB–
			B+SR	brB+
			BSR	brB
			B–SR	brB–
			CCCSR	brCCC
			CCSR	brCC
			CSR	brC
			DSR	brD

(1) plus (+) and minus (-) signs are used to identity a better or worse position within the same rating scale.

Major Rankings

Source	Criterion	Position	Reference Date

“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	2nd (Brazil)	March 2006
“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	40th (Worldwide)	March 2006
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	3rd (Brazil)	March 2006
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	187th (Worldwide)	March 2006

(*) Forbes 2000: companies comprising “World’s Leading Companies” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Bradesco operates on a segmented service basis, i.e., seeks to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco's structure allows to grouping together customers with similar profiles, facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet client’s needs, developing long-term ethical and innovative relationship in harmony with stockholders' interest.

The area’s principal values and which permeate its day-to-day activities comprise the following:

– teamwork;
– ongoing pursuit of innovation and excellence in customer service;
– transparency in all actions;
– commitment to self-development;
– adherence to strategic guidelines;
– creativity, flexibility and initiative; and
– agile customer delivery.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market based on a customer, rather than product standpoint, under a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Markets solutions, through specific Managers who have a clear vision of risk, market, industries and relationship.

Among the various significant achievements obtained, we point out the ISO 9001:2000 quality certification received by all areas of the Corporate Banking structure, including its Corporate Banking exclusive customer service platforms, as well as the important partnerships entered into with major international banks: UFJ – Japan, BBVA – Spain and BES – Portugal.

Brazilian Desk

Bradesco was the first Brazilian bank to carry out an operating agreement with a Japanese bank allowing the inclusion of approximately 300 thousand Brazilians living and working in Japan.

This partnership between the different professionals from the two Banks, which was carried out during two years, offers checking accounts, products and services destined to meet the needs of this community.

Customers have access to an exclusive UFJ-Bradesco Branch 7-days-a-week with bilingual (Japanese and Portuguese) employees who answer via Automated Consulting and Contract Machines – ACMs, which are fully integrated with the UFJ Branch Network, for local bank services and remittances to Brazil.

These facilities are also available via 6,000 ATMs with screens in Portuguese, offering ease and convenience to customers.

Such operational agreement sets forth a strategic alliance between Bradesco and the UFJ Bank, which after its merger with Banco Tokyo Mitsubishi as from January 1, 2006, became the world's largest bank: Bank of Tokyo Mitsubishi-UFJ (MUFG).

BES

The partnership with Banco Espírito Santo (BES) to provide for funds remittance services from Portugal to Brazil directly benefits more than 100 thousand Brazilians living and working in that Country.

Besides processing the remittance service, the agreement also provides for the opening of checking accounts of Brazilians, allowing their banking inclusion. The opening of checking accounts will give access to various financial products, such as debit card, savings accounts and life insurance.

The funds remittance from Brazilians working in Portugal represents nearly 300 million Euros per year. Brazilians using the remittance service offered by the partnership Bradesco/BES will have competitive cost and more processing alternatives, such as the Internet and 10 thousand ATMs, besides the telephone and the Internet Banking. Inflow of funds will occur and these will be distributed to the beneficiaries in Brazil by Bradesco.

Another example of a solution with significant added value for the Institution are the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship and familiarity with this industry's production chain and the synergy which exists among the Bank's various segments.

Total resources comprising assets (credit, bonds and guarantees) and liabilities (deposits, funds and portfolios) amount to R$ 76.2 billion.

Target Market

The 1,251 Economic Groups comprising Bradesco Corporate’s target market, which is mostly comprised of large corporations which record sales results in excess of R$ 180 million per annum, are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Specialized Structures

In addition to the teams specialized in the different economic sectors, this service also maintains structures entirely dedicated to the management of specific clients:

Euro Desk – this structure is focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, prospecting business synergies in Europe and Latin America.

Asian Desk – this desk serves Asian descendent clients, by developing financial solutions as an economic financial advisor in businesses with Japan and the entire Asia.

Bradesco Empresas (Middle Market)

Bradesco's Middle Market segment (Bradesco Empresas) was implemented with a view to offering services to companies with annual sales results from R$ 15 million to R$ 180 million, through 66 exclusive Branches in the main Brazilian capitals.

Bradesco Empresas aims at offering the best business management, such as: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Finance, targeting customers’ satisfaction and results to Bradesco.

The 66 Branches are strategically distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (3) and North (2).

Bradesco Empresas is formed by a team of 365 Relationship Managers, who are included in the ANBID Certification Program, serving on average 30 economic groups per Manager, on a tailor-made concept, encompassing 21,472 companies from all sectors of the economy.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals, offers the Bank's high-income individual customers with minimum funds available for investment of R$ 1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, the most appropriate financial solution is sought, considering each client’s profile, under the Tailor-Made concept, providing advisory services for asset allocation and fiscal, tax and successor advisory services. Aiming the proximity to its customer base, Bradesco Private Banking has two offices in the cities of São Paulo and Rio de Janeiro, as well as 9 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife, Fortaleza and Uberlândia. Bradesco Private Banking is also certified by ISO 9001:2000 with scope on the “Relationship Management of High Net Wealth Individuals”, as well as with the certification GoodPriv@cy (Data Protection Label– 2002 Edition) granted by IQNet (The International Qualit Network), in the “Management of Privacy of Data Used in the Relationship with High Net Wealth Clients”.

Bradesco Prime

Aligned with the commitment to providing all its clients with a Complete Bank, “Bradesco Prime” operates in the segment of High Income clients, having as target-public individuals with income of R$ 4 thousand or higher or with investments of R$ 50 thousand or higher.

Bradesco Prime’s Mission is to be first Client’s Bank, focusing on relationship quality and in offering appropriate solutions to their needs, with prepared staff, adding value to stockholders and employees, within high ethical and professional standards.

Attesting its commitment to quality, Bradesco Prime Department was granted the NBR ISO 9001:2000 certification by Fundação Carlos Alberto Vanzolini, under the scope “Bradesco Prime Segment Management”, enhancing even more Bradesco’s commitment to continuously improving processes and pursuing clients’ satisfaction.

Bradesco Prime’s customers are provided with:

– VIP facilities specifically designed to provide comfort and privacy;

– Customized service by the Relationship Managers who, due to their small client portfolios, are able to dedicate special attention to each client;

– Differentiated products and services, amongst them, the “Bradesco Prime Checking Account”, a loyalty program which is designed to add value and provide incentives to the client’s relationship with Bradesco through the offer of increasing benefits, the “chat on-line”, real time financial consultant, besides investments funds exclusively created for Bradesco Prime clients.

Bradesco Prime clients have access to a Network comprising 202 exclusive Branches throughout Brazil. Furthermore, clients use unique Internet Banking and Call Center facilities, in addition to the extensive Bradesco Customer Service Network, which includes its nationwide Branches and ATM equipment.

Some Prime branches also offer differentiated services, such as:

– Prime Digital Branch: focused on customer service via call center with a team of managers available at extended business hours (from 8:00 am to 8:00 pm, 7 days-a-week, including bank holidays).

– Prime Branch at Cidade de Deus, Latin America's first Wireless Branch, where managers use remoteconnected equipment, enabling client to conduct his/her business from his/her own facilities.

The Relationship Managers are continually enhancing their professional qualifications to meet the financial needs of their clients. Moreover, all Bradesco Prime’s Managers are included in the ANBID Certification Program.

Bradesco Ratail

Bradesco maintains its Retail specialty, serving with high quality service all segments of the Brazilian population regardless of income level. The Bank has more than 16 million individuals and corporate customers account holders, who carry out millions of transactions daily at our Branches, Service Branches, Banco Postal (Post-Office Branches) and Bradesco Expresso, comprising Brazil's largest Customer Service Network, besides thousands of teller machines, providing ease and convenient services over extended hours.

In addition to the extensive service network, clients are offered the comfort of alternative service channels such as Fone Fácil (Easy Phone) service and Internet Banking, which are already used for a significant portion of daily transactions.

Micro, small and medium-sized companies (SME), as well as individuals, are given special attention through oriented management.

The Retail segment has been focusing on the development of financial products, tailor-made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable services to all customers, in particular, bearing in mind the value of customer relations.

The main focus of this segment is directed towards meeting the diverse customer demands, which include the offer of microcredit, onlending, foreign exchange and a complete range of financing products for individuals, which allied with the Bradesco Brand Name and nationwide Branch Network comprise an important source for increasing Bradesco's results.

Significant investments have been made in staff training, aiming at qualifying employees for customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail also makes available a Digital Branch, operating in a virtual environment and offering courier service. The Branch has a team of managers who serve its clients, regardless of location, from 8:00 am to 8:00 pm, seven days a week.

Banco Postal

Banco Postal is a brand through which the Brazilian Post Office Company – ECT renders services as Correspondent Bank of Bradesco. Banco Postal is present in more than 4,800 cities of Brazil, and aims at serving the low income population, especially in 1,700 cities where there are no other financial institution.

Thanks to Banco Postal, millions of Brazilians, who before were excluded from the banking system, now have the possibility of opening a bank account and obtain loan with a regulated institution. In addition, Banco Postal enables a greater economic development of the cities, fomenting new entrepreneurs, hence, improving peoples’ lives. It also enables the replacement of physical money with debit and credit cards, reducing risks and easing funds management.

Number of Branches

Number of Transactions Made at Banco Postal – in thousands

Bradesco Expresso

Bradesco has increased its share in the segment with the expansion of Bradesco Expresso Network, by means of partnerships entered into with supermarkets, drugstores, department stores and other retail chains.

For clients and community in general, Bradesco Expresso offers a convenient banking service, closer to the residence or workplace. For Bradesco, this is the best way to reach low income clients, especially the population deprived of bank services, and promoting the inclusion of millions of Brazilians in the banking system, which would not be possible by means of traditional banking branches, in view of high installation and operational costs. Concerning shopkeepers, Bradesco Expresso foments a higher flow of clients and encourages them to visit the establishment many times, opening possibilities for loyalty and sales increase.

Number of Transactions Made at Bradesco Expresso – in thousands

Customer Service Network

	2005			2006

	June			March			June

	Branches	PABs	PAEs	Branches	PABs	PAEs	Branches	PABs	PAEs

Consolidated	2,913	903	1,429	2,999	1,022	1,477	2,993	1,044	1,469
Bradesco	2,912	903	1,429	2,928	1,008	1,439	2,992	1,044	1,469
Banco Finasa	1	–	–	1	–	–	1	–	–
BEC	–	–	–	70	14	38	–	–	–

Banco Postal	5,403			5,502			5,533

Branches Abroad	4			3			3

Subsidiaries Abroad	5			5			5

ATMs	22,247			23,232			23,551

ATM Network Assisted Terminals – Banco24Horas (24-hour bank)	–			2,589			2,657

ATM Network Outplaced Terminals	2,081			2,294			2,327

ATM Equipment – Banco 24Horas	–			2,769			2,841

Finasa Promotora de Vendas	203			260			270

PAB (Corporate Site Branch) and PAE (Electronic Banking Branch).
N.B.: There was the incorporation of BEC’s Facilities on 5.15.2006:
          61 Branches changed the sign for Bradesco;
          2 new Prime Branches were inaugurated;
          12 PABs were transferred from BEC to Bradesco;
          3 Branches were changed into new PABs; and
          37 PAEs were transferred from BEC to Bradesco.

Customer Service Network – Branches

Client/Branch Ratio – thousand

Bradesco and Market Share

Region/State	June 2005			June 2006

	Bradesco	Total Banks in Market (1)	Market Share (%)	Bradesco	Total Banks in Market (1)	Market Share (%)

North
Acre	5	32	15.6	5	35	14.3
Amazonas	58	134	43.3	59	144	41.0
Amapá	4	24	16.7	4	27	14.8
Pará	49	277	17.7	49	289	17.0
Rondônia	18	88	20.5	18	88	20.5
Roraima	2	17	11.8	2	18	11.1
Tocantins	13	84	15.5	13	86	15.1

Total	149	656	22.7	150	687	21.8

Northeast
Alagoas	11	125	8.8	11	126	8.7
Bahia	209	733	28.5	207	756	27.4
Ceará	29	363	8.0	92	365	25.2
Maranhão	67	226	29.6	67	226	29.6
Paraíba	17	174	9.8	18	173	10.4
Pernambuco	63	475	13.3	62	479	12.9
Piauí	8	115	7.0	8	115	7.0
Rio Grande do Norte	13	143	9.1	14	149	9.4
Sergipe	12	158	7.6	12	161	7.5

Total	429	2,512	17.1	491	2,550	19.3

Mid-West
Distrito Federal	30	304	9.9	31	307	10.1
Goiás	106	550	19.3	106	561	18.9
Mato Grosso	62	241	25.7	62	244	25.4
Mato Grosso do Sul	56	224	25.0	57	227	25.1

Total	254	1,319	19.3	256	1,339	19.1

Southeast
Espírito Santo	40	328	12.2	40	362	11.0
Minas Gerais	276	1,833	15.1	278	1,831	15.2
Rio de Janeiro	257(2)	1,645	15.6	254(2)	1,667	15.2
São Paulo	1,072	5,609	19.1	1,082	5,778	18.7

Total	1,645	9,415	17.5	1,654	9,638	17.2

South
Paraná	171	1,263	13.5	172	1,274	13.5
Rio Grande do Sul	157	1,412	11.1	159	1,453	10.9
Santa Catarina	108	830	13.0	111	848	13.1

Total	436	3,505	12.4	442	3,575	12.4

Overall Total	2,913	17,407	16.7	2,993	17,789	16.8

(1) Source: UNICAD – Information on Entities of Interest to the Brazilian Central Bank.
(2) It includes 1 Banco Finasa’s branch.

Customer Service Network – Branches – Market Share

Bradesco Dia&Noite (Day and Night) Customer Service Channels

In addition to the Branch Network, Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Auto-Atendimento (ATM Network), Fone Fácil (Easy Phone) and Internet Banking.

Reassuring the commitment with social responsibility, the Assistance Channels Bradesco Dia&Noite (Day&Nigth) provide access to people with special needs, as follows:

  Internet Banking for visually impaired people;
  Personalized assistance for hearing impaired people, by means of the digital language in Fone Fácil (Easy Phone);
  Access extension to visually impaired people and wheelchair users in Auto-Atendimento (ATM Network); and
  Electronic security key (Token) for visually impaired people.

Bradesco Dia&Noite (Day and Night) – ATM Network

This ATM network is distributed in strategic points throughout Brazil, with 23,551 machines on 06.30.2006, as well as shared access to the Banco24Horas (24-hour Bank) network for withdrawal, composed of 2,841 machines, for balance and bank statement transactions.

Distribution of Own ATM Network – Productivity in 1H06

ATM Network – Number of Transactions – thousands

ATM Network – Financial Volume Evolution – R$ million

ATM Network Highlights – millions

Items	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Quantity of Cash Withdrawal Transactions	107.5	109.1	216.6	108.7	109.1	217.8
Quantity of Deposit Transactions	47.2	48.5	95.7	46.0	44.9	90.9

Items	2005		2006

	March	June	March	June

Banking Service Outlets (nationwide network)	7,033	7,155	7,487	7,587
Outplaced Terminals (excluding branches, PABs and PAEs)	1,974	2,081	2,294	2,327
Banking Service Outlets Banco24Horas (nationwide network)	–	–	2,589	2,657

1st Half 2006 Highlights

•	Growth of 27.9% in the quantity and of 36.7% in the amounts of personal loans compared to the same period of 2005;

•	Replacement of 1,408 machines for technological update and increase in the number of machines by 515; and

•	In the Banco24Horas Network 11.2 million transactions were made by Bradesco clients.

Bradesco Dia&Noite (Day and Night) – Fone Fácil (Easy Phone Service)

Nationwide 24-hour call-center access, 7 days a week, where the client by means of Electronic and Personalized Assistance can obtain information, make transactions and acquire products and services related to his/her Checking Account, Savings Account, Credit Cards and other products available in this channel.

By means of specific numbers, the client has access to several centers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa, Collection and also Alô Bradesco to make complaints, criticisms and compliments.

Fone Fácil – Calls Evolution – million

Fone Fácil – Number of Transactions – thousands

Fone Fácil – Financial Volume Evolution – R$ million

1Q06 Highlights

•	Availability of Security Devices (Token and TanCode) to transact in the Channel. Its utilization is initially optional; and

•	Consumidor Moderno Magazine Award in the Premium Bank category in the Fone Fácil Bradesco Prime service.

Bradesco Dia&Noite (Day and Night) – Internet

Bradesco Day and Night – Internet Banking manages a Portal, which contains links to 40 related websites, 27 of which are institutional and 13 are transactional. Since it was first launched, Bradesco Internet Banking has innovated and made available the largest number of online services as possible to its clients.

Bradesco Internet Banking currently offers its clients 645 different services, of which 358 for individuals and 287 for corporate clients, which can be accessed around-the-clock, seven days a week from anywhere.

Internet Banking – thousands of registered users

Internet Banking – Number of Transactions – in thousands (*)

(*) Number of transactions made via Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (Web File Transmission) and Cidadetran.

Internet Banking – Evolution of Financial Movement – R$ million (*)

(*) Financial Volume transacted through the Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (File Web Transmission) and Cidadetran.

Services	1st Half of 2006

• Bradesco Internet Banking	7.4 million registered users.
(www.bradesco.com.br)	149.1 thousand transactions carried out.

• ShopInvest Bradesco	1,104 thousand registered users.
(www.shopinvest.com.br)	751.2 thousand transactions carried out.

• ShopCredit	8.1 million transactions/operations carried out.
(www.shopcredit.com.br)

• Bradesco Net Empresa	399,449 registered companies.
(www.bradesco.com.br)	18.5 million transactions/operations carried out.

• Bradesco Cartões	19.5 million transactions carried out.
(www.bradescocartoes.com.br)

• Net Empresa – WebTA	188.7 million transactions/operations carried out.
(Web File transmission)

• Bradesco – Cidadetran	3.0 million transaction/operations carried out.
(www.cidadetran.com.br)

1H06 Highlights

• iBest 2006 Award
Bradesco Website: Bank and iBest Grand Prix Categories;
Bradesco Cartões Website: Financial Services Category; and
Bradesco Seguros e Previdência Website: Insurance Category.

• E-finance award (Executivos Financeiros Magazine) – Best:
– B2C Website: Bradesco Electronic Commerce / ShopFácil;
– Internet Banking (Jointly): Bradesco Internet Banking;
– Internet Banking Individual: Bradesco Website;
– Internet Banking Corporate: Bradesco Net Empresa;
– Website of Stocks: Bradesco ShopInvest - Home Broker;
– Implementation of Electronic Data Transfer: Bradesco Net Empresa – WebTA; and
– Security Solution for access to the Internet: Bradesco Security Key – Cell phone.

• Availability of information on the submission of Remittances of amounts to the Nikkei public in the Mobile Banking Channel;

• Latin America’s First Bank to use mobile phones as instruments of strong authentication for safe access to Internet Banking;

• Availability of new services in the room of stocks and reformulation of rooms of CDB and savings account on the ShopInvest website;

• Reformulation of Bradesco Câmbio and Cidadetran websites;

• Implementation of new services in Bradesco Net Empresa: credit cards and identified deposit; and

• Implementation of the International Account for clients domiciled abroad make remittances of amounts and investments in the several investment products.

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing Bradesco as one of the world's most contemporary companies and creating added value for its clients and users at home and abroad.

Investments Evolution

	R$ million

	Years					1st Half

	2001	2002	2003	2004	2005	2006

Infrastructure	509	613	469	230	245	181
IT/Telecommunications	743	947	1,225	1,302	1,215	684
Total	1,252	1,560	1,694	1,532	1,460	865

Risk Management and Compliance

Credit Risks, Operational Risks, Market Risks, Internal Controls and Compliance

Activity and Structure

The risk management activity plays a significant role, not only as a result of a growing complexity of services and products offered by the Organization, but also in view of the globalization of its activities. Therefore, Bradesco has improved its risk management-related activities, in pursuit of the best internationally used practices, however duly adjusted to Brazil’s reality.

Bradesco deems the risk management a generating factor of competitive advantage employed by the Organization with a view to adding value to Bradesco Brand, to the extent this enables support to the business areas in the planning of their activities, optimizing the utilization of own funds and of third parties, in benefit of stockholders and the company. In this regard, Bradesco foments the technical improvement of its team on a permanent basis and particularly, the professionalization of those connected with the risk management and control.

The organizational structure of the Risk Management and Compliance Department – DGRC reflects the Organization’s commitment to the issue, once the integration of three risks into one independent Department brings great advantages to risk management, meeting the concepts enacted by the New Capital Accord (Basel II) and the best Corporate Governance practices.

Organizational Structure of the Risk Management and Compliance Department:

The structure of the Risk Management and Compliance Department also aims at ensuring the necessary focus to such activities and generate a solid added value. Robust investments are made, especially in the qualification of employees, to enhance the quality of risk management of the Conglomerate, not restricted to the banking activities, but on the contrary, extended with the same relevance to the other activities of the Organization.

Additionally, the Risk Management and Compliance Department coordinates all the actions necessary to comply with the regulations issued by the Brazilian Central Bank, as regards the New Capital Accord (Basel II). These works are directed by an Executive Committee designated by the Board of Directors, under the coordination of the Organization’s President.

The Department also has as attribution the responsibility for the compliance with the Resolution 2554 of the Central Bank of Brazil (Internal Controls) and with the provisions of the Sarbanes-Oxley Act, Section 404.

Risk Management Process

Bradesco adopts a comprehensive and integrated approach for managing all risks inherent to its activities, based on the support from its Internal Controls and Compliance structure. This integrated view allows the improvement of its risk management models, filling possible gaps, which could jeopardize the correct identification and assessment.

Credit Risk Management

Credit Risk is the possibility of a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any loss for the Organization.

As part of its Credit Risk Management improvement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing and improving loss estimation models to examine and prepare the rating inventories used in the follow-up of credit analysis, granting and settlement processes, monitoring credit concentration and identifying new components offering credit risks and preparing risk mitigation strategies.

Efforts, which are focused on the utilization of advanced models, used to assess the risks and improve processes, have demanded exhaustive works by all areas comprising the loan chain, and on the other hand, have reflected on the quality and performance of the portfolio seen over the past quarters, both in terms of results and solidity to various past and future scenarios.

We also point out the following actions and events:

– The Executive Committee of Credit Risk Management monthly holds a monthly meeting, enabling the follow-up and the participation of the Top Management in the major facts and decisions referring to credit risk;

– incentives to improve risk rating models of clients within particular characteristics in the business segments Bradesco operates;

– participation in the evaluation of credit risks upon review of formalization of products;

– implementation of expected and unexpected losses calculation system, besides the allocation of corresponding capital;

– a periodical review of projects related to the compliance with best practices and requirements of New Capital Basel Accord, by monitoring actions in progress and identifying new gaps and needs emerged for the improvement of management process, preparing action plans;

– backtesting of the models used for measuring loan portfolio’s risks;

– optimization of the manageable information systems in order to meet the current approach of department and customers’ segmentation, emphasizing decision-making process and loan portfolio’s management;

– follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based o n the growth of clients’ balances and recovery estimates; and

– continuous review and restructuring of the internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands.

Operational Risk Management

Under the corporate scope, Bradesco Organization defines operational risk as a manifestation of events resulting in the business interruption, systems failure, errors, omissions, frauds, or events in various activities, with impacts over clients and the Institution.

The operational risk management is based on the preparation and implementation of methodologies, using a standardization specific system of collection format and treatment of operating loss historical data and is aligned to best practices of operational risk management. We point out that we are under the conditions to meeting the guidelines enacted by the New Capital Basel Accord and to the schedule set forth by the Central Bank of Brazil, by means of Notice #12,746, issued in December 2004.

The National Monetary Council issued by means of the Central Bank on June 29, 2006 the Resolution 3380 which provides for the implementation of the operational risk management structure. Since 2003, the Bank is fully aligned with this guidance about operational risk management in all Bradesco Organization.

We have been conducting quarterly theoretical calculations of operational risk capital allocation, using the Basic Indicator Approach (BIA), Standardized Approach (STA) and the Alternative Standardized Approach (ASA), as defined by Basel II and Notice 12,746 of the Central Bank of Brazil. Through such studies, we verified a lower utilization of capital with the Alternative Approach (ASA), when compared to the others, according to the table below:

Participation among Approaches in the Calculation of Capital Allocation for Operational Risk

Approach	1Q06 (*)

Basic Indicator (BIA)	100.0%
Standardized (STA)	95.9%
Alternative Standardized (ASA)	56.0%

* Calculated according to the Central Bank of Brazil criteria.

In 2005, Bradesco concluded an exhaustive process of reviewing the corporate accounts plan, which included the review of the Organization’s products and services. As a result of such work, Bradesco opened specific accounting items, improved the records and the analysis of events related to operational risk, by also resulting in the improvement of internal processes, associating them to the lines of business enacted by Basel II, which on their turn, are aligned to the concepts used in the credit risk management.

Aiming at synergy and rationalization of resources, an identical work is also under development in the Insurance Group. These efforts focus on the convergence of implementation of concepts of Basel II and Solvability II, concerning the knowledge and development of the advanced (operating losses) and intermediate (based on gross result) methodology for unification of the criteria within Bradesco Organization, in conformity with Resolution 3380 in terms of financial economic consolidated.

In addition, in the 1st half of 2006 we maintained efforts to identify operational losses occurred with loan instruments, by observing the concepts of Basel II, and obtaining solid results in the businesses involving the Retail Segment.

Bradesco Organization’s goal is to obtain qualification for the Advanced Measurement Approach (AMA). The data to prepare the calculations required are obtained by means of book accounts opened for registration of Operational Risk loss events. This structure enables a better understanding of the events, as well as a detailed evaluation of their occurrences by means of inferences about the operational data base.

When determining the regulatory capital for Operational Risk, by the Advanced Methodology, we measure the expected losses (EL), not only in compliance with Basel II rules, but also an assistance for the establishment of operational losses provisions necessary with statistical assistance.

Those losses not classified as expected (EL), i.e., the unexpected losses (UL) are calculated by using the LDA (Loss Distribution Approach) methodology, which comprises the estimate of distribution of severity (loss amount), frequency (number of losses events) and the calculation of VaR (Value at Risk), which represents a maximum loss with 99.9% of chance of occurring. Therefore, we consider as unexpected loss (UL), the difference obtained between the expected loss and the VaR measure, which will reflect on future capital allocations.

In addition, a new systemic business platform is under validation process, which will integrate into a single data base, the Operational Risk and Internal Controls information (quantitative and qualitative portion of the risk), and will comprise the requirements set forth by the U.S. Sarbanes-Oxley Act.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indexes of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical evolvement over the past years, with a view to avoiding, or at least, minimizing, eventual losses to institutions, due to higher complexity in operations carried out domestically and internationally.

At Bradesco, market risks are managed through methodologies and models, which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance therewith is daily monitored by an independent area to the portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The volatilities and correlations used by the models are calculated on a statistical basis and used in processes based on future prospects in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

Risk Factors	R$ thousand

	2005				2006

	March	June	September	December	March	June

Pre-fixed	8,806	18,621	7,172	13,589	4,527	15,114
IGP-M	2,689	3,808	3,942	2,152	12,038	10,343
IPCA	731	624	975	21,866	40,900	40,855
TR	5,226	3,297	12,481	10,961	7,223	6,164
Exchange Coupon	33,051	11,673	44,659	28,767	3,410	8,609
Foreign Currency	9,699	3,100	7,133	10,129	8,331	851
Variable Income	839	773	183	149	2,053	2,935
Sovereign/Eurobonds and Treasuries	57,844	30,361	26,456	36,695	32,251	41,098
Other	810	436	775	5,267	3,413	1,002
Correlated Effect	(41,466)	(24,862)	(39,901)	(59,897)	(50,799)	(41,206)
VaR	78,229	47,831	63,875	69,678	63,347	85,765
Average VaR in the Quarter	70,082	58,896	63,357	69,371	60,495	71,419
Minimum VaR in the Quarter	59,765	36,923	43,873	58,796	44,856	37,556
Maximum VaR in the Quarter	78,229	78,036	80,911	82,457	74,138	100,305

Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed differently, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

Besides the follow-up and control via VaR, a Sensitivity Analysis is made daily, which measures the effect on domestic interest rate curve portfolio and exchange coupon curve (differential of interest paid above the exchange variation), as well as possible impacts on stress scenarios positions are periodically assessed.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the pre-fixed and foreign exchange positions of the Organization's entire portfolio and of remaining capital requirements.

Management of Internal Controls and Compliance

The Organization is continually developing policies, systems and internal controls to mitigate possible potential losses generated by its exposure to risk, destined to optimize processes and procedures, among which we point out the following:

Internal Control System based on 25 Basel Internal Control Principles and in the methodology of Committee of Sponsoring Organizations – COSO, in the businesses areas, referring to control environment components, risk assessment, control activities, information, communication and monitoring and Control Objectives for Information and related Technology – COBIT, for the information technology areas. This system reinforces the ongoing improvement in the identification process and assessment of controls used in risks mitigation, also in compliance with the Sarbanes-Oxley Act, Section 404.

– SPB Management – Brazilian Payment System, has the purpose of ensuring the execution of the messages among the Banks of the Organization and all the entities participating in this system. The activity is supported by monitoring tools of the Organization’s information systems, aligned with the continuous training and professional qualification, with the purpose of ensuring full operationality and availability of the system. Additionally, the Organization has a PCN –Operational Continuity Plan for SPB, documented in a specific tool and with corporate access, comprising predefined scenarios and actions, which enables the reduction of systemic unavailability risk. The areas involved in the process also count on a physical environment located in Alphaville, for operational continuity of the SPB processes, in the occurrence of a possible claim (fire, landslide, strike etc.), in the facilities of the Headquarters or Nova Central, which hinder the performance of activities. PCN – SPB is continuously tested and the evidences are published in standard reports disclosed in our corporate intranet.

– Measures preventing and combating Money “Laundering” observe the best market practices and are based on the policy “Conheça seu Cliente” (Know your Client). Training and awareness programs are exhaustively provided to all employees and the use of technological tools to monitor financial transactions are constantly upgraded, with a view to protecting the Institution and Management, Stockholders, Clients and Employees and avoid the use of Organization in transactions or situations, which may be directly or indirectly related to crimes preceding money “laundering”, characterized in the Law 9,613/98.

– Information Security Management, consolidated in the Security Policy, is designed to protect client and corporate information. Bradesco Organization has a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment, which is based on the Corporate Information Security Policy and Standards approved by the Executive Information Security Committee. The following policies are adopted in relation to client information:

– Information is collected ethically and legally and under the clients’ awareness, for specific purposes and are duly informed;

– The information received by Bradesco are treated and stored safely and fully, with cryptography methods or digital certification, when applicable;

– The information will only be accessed by persons legally authorized and qualified;

– The information may be available to companies contracted for services rendering, however it is required that such organizations comply with our guidelines for security and privacy of data;

– Clients’ information only will be provided to third parties, by means of previous authorization of the client or to comply with a legal or regulatory requirement;

– The information for the purposes of evaluation of credit, checking and risk management, may only be exchanged with respectable reference sources and clearing services; and

– The information and data included in our records, as well as other requests to ensure legal or contractual rights will only be provided to those interested, by means of formal request, observing the prevailing legal requirements.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly with respect to the establishment of technical limits, with constant assessment of the positions assumed and the financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, in such a way to minimize losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact on the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) – June 2006 – R$ million

Calculation

Calculation Basis	Financial	Total
	consolidated (1)	consolidated (2)

Stockholders' Equity	21,461	21,461
Minority Interest/Other	182	54
Decrease in Tax Credits – pursuant to BACEN Resolution 3,059	(149)	(149)
Reference Stockholders’ Equity Level I	21,494	21,366
Reference Stockholders’ Equity Level II (Subordinated Debt/Others)	9,650	9,651
Total Reference Stockholders’ Equity (Level I + Level II)	31,144	31,017
Risk-Weighted Assets	166,798	187,851
Capital Adequacy Ratio (%)
• Tier I	12.88	11.37
• Tier II	5.79	5.14

Ratio Variation (in percentage)

Ratio in June 2005	18.21	15.83
Movement in Stockholders’ Equity:	5.86	4.97
• Net Income for the Period	4.66	4.05
• Interest on Own Capital/Dividends	(1.63)	(1.42)
• Mark-to-Market Adjustment –Marketable Securities and Derivatives	0.18	0.16
• Subordinated Debt	2.68	2.32
• Other	(0.03)	(0.14)
Variation in Weighted Assets:	(5.40)	(4.29)
• Marketable Securities	0.32	(0.62)
• Loan Operations	(2.55)	(1.79)
• Tax Credit	0.08	0.06
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(0.64)	(0.50)
• Memorandum Accounts	(0.56)	(0.43)
• Other Assets	(2.05)	(1.01)

Ratio in June 2006	18.67	16.51

(1) Financial companies only.
(2) Financial and non-financial companies only.

Loan Policy

The Organization's Loan Policy complies with resolutions of the Board of Executive Officers and Brazilian Central Bank, besides guiding their actions by goals of security, quality, liquidity and diversification in the assets utilization.

In a continuous search to offer agile and profitable business, we apply appropriate methodology directed to each Bradesco’s business segment, as well as guiding the establishment of operating limits and the granting of loan operations.

Within rules and Loan Policy, the Branches maintain their limit values variable, according to the size and guarantees of operations, and the automatic classification is verified against global risk of client / economic group.

The loan proposals pass through an automated system and under parameters in a continuous improvement process, with a view to supplying indispensable subsidies for analysis, granting and follow-up of loans granted, minimizing the risks inherent to loan operations.

For the granting of mass loan, the specialized Credit Scoring systems enable to attain greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Loan Committee located at Bradesco's Headquarters aims at joint decision-making processes within its skills referring to consultations about limits or operations proposed by the Branches (Prime, Private, Varejo (Retail) and Corporate) and by the Departments (Corporate and Exchange), including External Branches, previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the loan granted.

Methodology Used for Loan Portfolio and Client Classification

The credit risk assessment methodology, besides delivering data to establish minimum parameters in the loan granting and risk management, also enables to define differentiated loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also the definition of adequate guarantees according to each situation.

Concerning the internal policy, the risk ratings of Bradesco’s clients are given on a corporate basis and periodically followed-up, with a view to preserving the quality of loan portfolio, according to the following levels:

Classification – Corporate

Rating	Bradesco	% Provision	Concept

AA	Excellent	0.0	Premium clients, with size, tradition and market leadership, with excellent reputation and economic and financial position.

A	Very good	0.5	Clients with size, sound economic and financial position, operating in markets with good prospects and/or potential for expansion.

B	Good	1.0	Clients, which, regardless of size, have a good economic and financial position.

C	Acceptable	3.0	Clients with a satisfactory economic and financial position but with performance sensitive to economic scenario variations.

D	Fair	10.0	Clients with economic and financial position in decline or unsatisfactory accounting information, under risk management.

E	Deficient	30.0	Loan operations with any expectation of not being paid or in default, classified under the possibility of loss.
F	Bad	50.0
G	Critical	70.0
H	Uncollectible	100.0

In the case of individuals, the risk ratings mentioned above are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, besides standard and past relationship with Bradesco.

Cards

	Million

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Number of Cards	46.8	48.5	48.5	50.2	52.5	52.5
Credit	7.5	7.5	7.5	9.2	10.6	10.6
Debit	39.3	40.8	40.8	38.2	38.9	38.9
Private Label / Hybrid	0.03	0.2	0.2	2.8	3.0	3.0
Amount Billed – R$	5,864.9	6,039.9	11,904.8	7,388.9	8,390.1	15,779.0
Credit	3,117.8	3,227.4	6,345.2	3,954.0	4,905.8	8,859.8
Debit	2,746.6	2,801.5	5,548.1	3,288.2	3,272.6	6,560.8
Private Label / Hybrid	0.5	11.0	11.5	146.7	211.7	358.4
Number of Transactions	113.1	116.0	229.1	135.2	142.7	277.9
Credit	50.5	51.6	102.1	61.1	67.1	128.2
Debit	62.6	64.2	126.8	72.2	72.9	145.1
Private Label/ Hybrid	0.01	0.2	0.2	1.9	2.7	4.6

Credit Cards

In 2Q06, Bradesco increased 41.3% its credit card base in relation to the same period of 2005 and the number of transactions climbed 30.0% in relation to 2Q05.

Sales for 2Q06 reached the amount of R$ 4,905.8 million, a growth of 52.0% as compared to the same period in 2005, with a market share of 13.8% (source: ABECS).

In this quarter, Bradesco launched Bradesco Transportation Card, targeted at transportation, shipping, risk management companies and truck drivers.

Bradesco Transportation Card is the first one in the market that has several products and services in a single card: Tool Voucher, freight reception, purchases in the Visa Electron Network, withdrawals in Bradesco Dia&Noite (Day&Night) Self-Service Network and Credit Card.

Credit Cards Base – million

Credit Cards Sales – R$ million

Debit Cards

Bradesco started the 2nd quarter of 2006 with a base of 38.2 million Debit Cards, closing the period with 38.9 million, representing a growth of 1.8% .

The debugging process of the base, started in 4Q05 and which resulted in the exclusion of inactive Eletron cards, is showing a better quality of the base. The average quantity of transactions per card grew 19.1%, and the total quantity of transactions made by debit card in 2Q06 was 72.9 million, a 13.6% growth compared to 2Q05.

In terms of sales results, in 2Q06, there was an increase of 16.8% over the same period of 2005. The financial volume reached R$ 3,272.6 million versus R$ 2,801.5 million in 2Q05.

These two indicators clearly demonstrate that Brazilians are changing their payment habits, replacing checks and cash for the use of cards, especially debit cards.

Debit Card Base – million

Debit Card Sales – R$ million

Cards – Private Label/Hybrid

In this market, Bradesco operates in the segments of supermarkets through partnerships with the stores Comper, Dois Irmãos and Carone; in the segment of Retail stores with the partnerships with Casas Bahia, LeaderCard and Lojas Esplanada (Grupo Deib Otoch); and in the Clothing segment with the partnership with Lojas Hering.

It ended the 2nd quarter of 2006 with 3.0 million cards, revenue of R$ 211.7 million and 2.7 million transactions.

Bradesco concluded negotiations with Brazil’s fifth largest supermarket chain, G. Barbosa Group, for the launch of the card Private Label Credi-Hiper. Currently with 680 thousand users, the partnership must increase the loan basis and advantages.

Meal Cards

In partnership with other issuers and Visa International, Bradesco actively participated in the distribution of “Visa Vale” cards.

The value proposal for this business, besides reducing the operational cost with 100% of electronic transactions, it offers higher security and agility for companies and workers.

This quarter, Visa Vale, although being a company with only 3 years of activity, launched the extraordinary brand of 3.0 million cards issued and revenue of R$ 1.8 billion, ranking 2nd in this segment.

Bradesco contributed with a base of 1.1 million Visa Vale cards in 2Q06, representing a growth of 3.4% compared to the same period of 2005. Revenue in the half added up to R$ 774.2 million, a growth of 42.3% compared to the same period of 2005.

Visanet

Bradesco holds interest of 39.7% in the capital of Visanet, acquirer company of Visa in Brazil, the purpose of which is to capture and authorize transactions within the Brazilian territory and manage the chain of commercial establishments affiliated to Visa System.

In June 2006, Visanet had more than 920 thousand affiliated establishments throughout Brazil, present in more than 4,629 Brazilian cities.

Income from Credit Cards

Card services revenue reached, in the 1st half of 2006, R$ 703 million, with a growth of 18.4% compared to the same period of 2005, mainly in revenues of commissions on purchases made with Credit and Debit Cards and several fees of services provided to clients which are card holders and affiliated establishments.

In the 2nd quarter of 2006, financial revenues increased 33.2% compared to the same period of 2005, reaching R$ 599 million.

Credit Card Assets

In 2Q06 2006, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases and by installments increased 103.6% compared to the same period in 2005, ending the quarter with R$ 6,769.7 million, considering the assets of the Amex operations.

Credit Card Assets – R$ million

International Area

The International Area operates under the following framework:

7 Units Abroad (Branches and Subsidiaries)

Branches:

New York	–	Bradesco
Grand Cayman	–	Bradesco
Nassau	–	Boavista

Subsidiaries:

Buenos Aires	–	Banco Bradesco Argentina S.A.
Luxembourg	–	Banco Bradesco Luxembourg S.A.
Tokyo	–	Bradesco Services Co., Ltd.
Grand Cayman	–	Cidade Capital Markets Ltd.

12 Operational Units in Brazil

Belo Horizonte (with support platform in Brasília), Blumenau, Campinas (with support platforms in Franca, Ribeirão Preto and Sorocaba), Curitiba, Fortaleza, Manaus (with support platform in Belém), Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo (with support platforms in Guarulhos and Santos) and Vitória.

Bradesco Organization, by means of its International Area, reaffirms once again the commitment assumed in the past years for the expansion, strengthening and consolidation of the Brazilian foreign trade.

The figures reached in the first half of 2006 show this commitment.

Export exchange closings carried out by Bradesco from January to June 2006, reached US$ 15.7 billion, recording an evolution of 29.5% compared to the same period of 2005, while the evolution shown by the market stood at 19.8% . This performance enabled the International Area to set a new record in export exchange closings in a single month, fact which took place in May with US$ 3.1 billion, exceeding by 10.7% the previous record of US$ 2.8 billion in March this year.

The market share in the period, record for a half, stood at 22.7%, surpassing by 1.3 percentage point the previous record of 21.4% reached in the 2nd quarter of 2004.

In line with the export market, the closings of import exchange agreements by Bradesco added up to US$ 5.8 billion in 1H06, representing an evolution of 18.4% compared to January to March 2005.

As the export market, the semester registered also in June a record in import foreign exchange closings when it accounted for the amount of US$ 1.2 billion, exceeding by 14.0% the previous record reached in September 2005. The market share in this market reached in the semester 14.6% .

The International Area ends the 1st half recording in its Foreign Trade Portfolio the expressive balance of US$ 6.5 billion when taking into account the amounts of Export and Import Financing, Foreign Collateral Provided and Loans to Brazilian companies abroad. Compared to the same period of 2005, the amount had an evolution of 44.9%, representing a new record for the International Area in the amounts granted of financing in these categories.

Volume of Foreign Currency Trade – US$ billion

Export Market

Import Market

With the clear purpose of offering a larger support to companies operating in the exchange market and foreign trade or those that try to operate in this market, Bradesco is investing in the expansion of its structure, creating exchange platforms in the main export centers of the country. These platforms are located jointly with the segment Bradesco Empresas and count on professionals specialized in exchange and foreign trade.

It is also worth pointing out that Bradesco already uses a Digital Certification system for foreign exchange contracts. This service allows the customer to electronically sign exchange contracts, which, besides making the clients transaction easier, speeds up the exchange contracting flow, reducing operational risks and costs.

The portfolios of Export and Import Financing, Foreign Collateral Provided and Loans to Brazilian companies headquartered abroad ended 1H06 recording the following balances:

Foreign Trade Portfolio	June 2005		June 2006

	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	1,563.1	3,672.7	2,015.6	4,360.8
Advance on Foreign Exchange Contracts – Delivered Bills	549.5	1,291.1	772.7	1,671.8
Export Prepayments	1,235.6	2,904.2	1,660.1	3,593.0
Onlending of Funds Borrowed from BNDES/EXIM	371.0	871.7	733.3	1,586.6
Exports Credit Note – NCE	–	–	136.1	294.4
Documentary Drafts and Bills of Exchange in Foreign Currency	5.2	12.2	2.4	5.2
Indirect Exports	6.2	14.5	–	–
Total Export Financing	3,730.6	8,766.4	5,320.2	11,511.8

Import Financing
Foreign Currency	259.3	609.2	334.1	722.8
Imports Draft Discounted	181.5	426.7	148.4	321.3
Open Import Credit	70.2	164.9	80.9	175.0
Total Import Financing	511.0	1,200.8	563.4	1,219.1

Collateral
Foreign Collateral Provided	128.9	302.9	397.8	861.0
Total Foreign Collateral Provided	128.9	302.9	397.8	861.0

Total Foreign Trade Portfolio	4,370.5	10,270.1	6,281.4	13,591.9

Loans via Branches Abroad	145.1	341.1	259.9	562.6

Overall Total	4,515.6	10,611.2	6,541.3	14,154.5

The support to financings of the Foreign Exchange Portfolio is financed by credit lines obtained with correspondent banks abroad and at the end of the 1st half this year, 86 U.S., European and Asian Banks had extended credit lines to Bradesco.

The spreads paid by Bradesco in this 1st half are between 12 and 21 basis points above Libor for a period between 180 days and 360 days, respectively.

Compared to the same period of 2005, it was noticed a decrease which totaled approximately 12 basis points on average, evidencing a substantial improvement in the international market perception towards the country risk.

We present below the book balance of Assets and Stockholders' Equity of the foreign units on respective dates:

	US$ million

	June 2005		June 2006

Foreign Branches and Subsidiaries	Total	Stockholders’	Total	Stockholders’
	Assets	Equity	Assets	Equity

Bradesco New York	819.3	145.8	848.0	153.2
Bradesco Grand Cayman (*)	7,195.3	1,872.7	7,906.6	2,626.0
Boavista Nassau (*)	233.2	94.1	8.6	8.6
Cidade Capital Markets Ltd. – Grand Cayman	31.6	31.6	32.9	32.9
Bradesco Services Co., Ltd. – Tokyo	0.2	0.1	0.5	0.5
Banco Bradesco Argentina S.A.	19.0	16.9	18.7	16.3
Banco Bradesco Luxembourg S.A.	340.1	133.2	458.2	139.6
Total	8,638.7	2,294.4	9,273.5	2,977.1

(*) With the closure of Boavista Banking Ltd. – Nassau and Boavista – Grand Cayman, the amounts until then totaled in Boavista Nassau were transferred to Bradesco Grand Cayman.

The core objective of the Foreign Branches and Subsidiaries is to obtain funds in the international market for onlending to clients, mainly through the financing to the Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients and to increase foreign trade operations.

In the end of 1H06, besides the short-term funds obtained with correspondent banks for foreign trade financing, Bradesco Organization obtained the amount of US$ 300.5 million in the international capital markets by means of public and private, medium and long-term placements, earmarked for foreign trade financing and working capital loans.

Foreign Public Issuances – Outstanding – Reference Date: June/2006 (Amounts Exceeding US$50.0 million)

Issues	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150,0	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17.500,0	4.25.2002	4.17.2012
Subordinated Debt	US$	500,0	10.24.2003	10.24.2013
Subordinated Debt (US$ 275.9 million)	Euro	225,0	4.15.2004	4.15.2014
FIRN	US$	125,0	12.11.2004	12.11.2014
FIRN	US$	100,0	8.8.2005	8.4.2015
FxRN	US$	100,0	9.2.2004	9.2.2006
FxRN	US$	100,0	12.26.2003	12.26.2006
FxRN	US$	100,0	2.3.2004	1.3.2007
FxRN – BRL (US$ 225.9 million) (1)	R$	577,7	12.10.2004	12.10.2007
FxRN – BRL (US$ 100.0 million)	R$	226,8	10.3.2005	1.4.2010
FxRN	US$	100,0	2.10.2005	1.2.2008
Securitization MT 100 – Series 2003-1 – Fixed (*)	US$	174,1	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed (*)	US$	100,0	7.28.2004	8.20.2012
Perpetual Securities (**)	US$	300,0	6.3.2005	Perpetual

Public Issuance	US$	2.618,8
Private Issuance	US$	386,2
Overall Total (in US$)	US$	3.005,0

(1) This includes the issuance as of 1.30.2006 in the amount of R$ 116.0 million.
(*) International Diversified Payment Rights Company.
(**) Perpetual Non-cumulative Junior Subordinated Securities.

Capital Markets

Underwriting Transactions

During 1H06, Bradesco coordinated important stock and debentures transactions, which amounted to R$ 7.8 billion. This volume accounts for 28.21% of the total amount of stock, debentures and promissory notes issuance recorded by Brazilian Securities and Exchange Commission (CVM) in the same period.

Among the operations we took part, we can highlight the Public Offering of Stocks of Rossi Residencial S.A., in the amount of R$ 862.5 million and the Public Offerings of Debentures of Petroflex Indústria e Comércio S.A., in the amount of R$ 160.0 million, Companhia Piratininga de Força e Luz, in the amount of R$ 400.0 million, Telemar Norte Leste S.A., in the amount of R$ 2.2 billion. We also point out the Public Offerings of Debentures of Bandeirante Energia S.A., in the amount of R$ 250.0 million and of Enersul –Empresa Energética do Mato Grosso do Sul S.A., in the amount of R$ 337.5 million, both belonging to Grupo Energias do Brasil.

In addition to the local market, Bradesco also operates in the international capital markets, originating and structuring underwriting transactions of fixed income (commercial papers, notes and bonds) for placement with foreign investors.

Special Operations – Mergers, Acquisitions, Corporate Reorganizations and Privatization Operations

Bradesco has a specialized team for the financial advisory services in mergers, acquisitions, spin-offs, joint ventures, corporate restructuring and privatizations operations.

In the 1st half of 2006, four important operations were concluded: i) the acquisition of activities of American Express in Brazil by Bradesco; ii) partnership among Banco Bradesco, Banco ABN AMRO Real and Fidelity National Information Services, Inc. for the provision of card processing services, creating Fidelity Processadora e Serviços S.A.; iii) financial assistance to Açúcar Guarani S.A. in the operation in which its holding company, Tereos Group, took over the share control of Companhia Energética São José; and iv) financial assistance to Satélite Distribuidora de Petróleo S.A. in the association with Ale Combustíveis S.A., creating the sixth largest company of this competitive segment of Brazil.

Project Finance Operations

Bradesco has a solid track record being the financial structuring company and advisor for several greenfield projects in the categories Project and Corporate Finance. The team of specialists has a close relationship with BNDES and several development bodies.

In the 1st half of 2006, Bradesco was chosen as the financial advisor for projects in the category Public-Private Partnerships (PPP).

Structured Operations

With the purpose of providing the best assistance for companies, Bradesco counts on highly qualified professionals for:

– development of structures used to segregate credit risks, through Special Purpose Entities (SPEs), Credit Acquisitions, Credit Right Investment Funds (FIDCs) and Certificates of Real Estate Receivables (CRIs);

– structuring of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees, which minimize the risks of each transaction; and

– coordination of syndicated loan processes, including the extension of debts, which can be refinanced, structured by the Bank or by third parties.

Among structured operations developed during 1H06 we can highlight the FIDCs Quero-Quero Financeiro, in the amount of R$ 51.0 million and of Cemig – FIDC Conta CRC, in the amount of R$ 900.0 million and FIDC Marcopolo Financeiro, in the amount of R$ 96.0 million and Built to Suit Financing of Confidere Imobiliária e Incorporadora Ltda., in the amount of R$ 97.0 million.

Cash Management Solutions

Cash management solutions are dealt with by means of the performance of the team of experts which conducts the analysis and implementation of customized and parameterized solutions, conditioned to the needs of cash management of the companies, maximizing results in the mutual view of businesses offered and operated with clients, with a technological synergy of the products and channels involved.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their accounts receivable management needs.

As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization.

Tax Payment and Collections

Developed based on high standards of efficiency and quality, Bradesco's tax payment and collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other hand, they effectively interact with the different Government Departments in the federal, state and local spheres and with Public Utility concessionaires. These are emphasized for the speed and security in processed information and amounts collected.

Payment Solutions

Pag-For (Suppliers Payment), Bradesco Net Empresa and PTRB (Electronic Payment of Taxes)

Based on the same efficiency commitment, Bradesco's payment solutions available via the Net Empresa, Pag-For and PTRB products, meet all clients’ needs, enabling supplier payments, tax settlements and wire transfers, via online or through the transmission of files with maximum speed and security.

In 1H06, payment solutions accounted for R$ 252.7 billion, corresponding to 67.2 million payment transactions, enabling the management of Accounts Payable of more than 392 thousand companies.

Corporate Solutions

Bradesco Digital Certificate

Attentive to the market trends, Bradesco is accredited as Register Authority to issue the Digital Certificate, which is an electronic identification document ensuring integrity, authenticity and the irreversibility of any transaction or message, assisting to maintain the confidential data protected, in addition to allowing documents storage.

Bradesco Digital Certificate is legally valid and is digitally signed by a Certifying Authority, and may be used for documents digital signature.

Government Authority Solutions

The activities of the Government Authority area comprise a differentiated service to federal, state and local bodies, identifying business opportunities and structuring customized solutions, also counting on a portal in the Internet (www.bradescopoderpublico.com.br).

Statistical Data

	R$ billion

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Receipt Solutions (1)	216.2	229.5	445.7	233.9	239.0	472.9
Payment Solutions	111.5	115.6	227.1	121.9	130.8	252.7
Total	327.7	345.1	672.8	355.8	369.8	725.6
Taxes	27.7	27.3	55.0	29.9	29.8	59.7
Water, Electricity, Telephone and Gas	5.2	5.4	10.6	5.8	5.9	11.7
Social Security Payments	5.6	5.8	11.4	6.1	6.5	12.6
Total Public Sector (*)	38.5	38.5	77.0	41.8	42.2	84.0

	Number of transactions – millions

	2005			2006

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Receipt Solutions (1)	221.1	234.8	455.9	227.3	232.9	460.2
Payment Solutions	29.8	31.6	61.4	32.9	34.3	67.2
Total	250.9	266.4	517.3	260.2	267.2	527.4
Taxes	20.9	18.0	38.9	22.0	19.0	41.0
Water, Electricity, Telephone and Gas	34.9	35.2	70.1	39.2	45.3	84.5
Social Security Payments (2)	12.8	12.9	25.7	13.2	13.5	26.7
Total Public Sector (*)	68.6	66.1	134.7	74.4	77.8	152.2

(1) Total movement (funding, written-off, credits etc.).
(2) Total of beneficiaries: more than 4.404 million of retirees and pensioners (corresponds to 18.79% of the population subject to INSS).
(*) Includes public and privatized utility service concessionaires:
      Payments by means of automatic debit
            25.302 million – from January to June, 2005.
            25.228 million – from January to June, 2006.

Evolution – Receipt and Payment Solutions

Evolution – Public Sector

Assets Bookkeeping Services and Qualified Custody Services

Bradesco is one of main suppliers of Qualified Services for the Capital Markets. By means of modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding services options and generating operating flexibility to its clients.

Our services:

Assets Bookkeeping

In this segment, Bradesco offers Bookkeeping Services for Stocks, Debentures, Investment Fund Quotas and Brazilian Depositary Receipt – BDR. We point out in this half, the share of Bradesco in the going public operations – Public Offering of Stocks (IPO), whose market share was 45.5% share among the operations structured in this 1st half. In the operations of issuance of debentures we reached a 70% market share, with volume of issuances in the amount of R$ 7.9 billion.

Main Indicators in 1H06:

Book-Entry Stocks	174 Companies, with market value of R$ 301 billion, combining 2.5 million stockholders.

Book-Entry Debentures	46 Companies with 61 issues, totalizing an amount of R$ 42 billion.

Book-Entry Quotas	32 Funds Closed, with restated amount of R$ 6.4 billion.

Brazilian Depositary Receipt – BDR	2 Programs, with market value of R$ 193 million.

The investors have access to Bradesco’s branch network, besides the online access, via the Internet Banking, related to their positions under custody at Bradesco and CBLC (Brazilian Clearing and Depositary Corporation).

Custody, Controllership and Asset Management

Targeted at Companies, Assets, Foundations, Insurance Companies and Private Pension Plan Entities, the provision of service for this segment has continuously grown. Part of this growth may be verified in the evolution graphic of Assets under Custody, whose increase was 24% in the half.

Main Indicators in 1H06:

Custody	R$ 222.3 billion in assets under custody (Funds, Portfolios, DR and Receivable Funds).

Controllership	R$ 261 billion distributed in 726 Assets under Management and Portfolio under Management.

Depositary Receipt – DR	R$ 48.4 billion in 8 Programs.

Assets under Custody Growth – R$ billion

Business Processes

Ombudsman Area

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985, the service “Alô Bradesco” (Hello Bradesco), which was the first financial market communication channel for suggestions and complaints, five years prior to the launching of Consumer Defense Code. This channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

We implemented the Ombudsman area, dealing with all manifestations, whether these stem from “Alô Bradesco” service, which answers by phone and e-mail, or those deriving from Brazilian Central Bank, Procon (Consumer Protection Agency) and Press. It is incumbent upon the Ombudsman to manage these manifestations, follow-up term and quality of answers offered, provide the managers of products, services and processes with updated information so that they can learn from these warnings received and anticipate compatible solutions with needs and demands of our clients.

Quality Management – NBR ISO 9001:2000 Certifications

The Bradesco Organization has 127 Products and Services certified by NBR ISO 9001:2000, confirming the Bank's commitment to assuring ongoing ease and convenience for its clients and users.

These achievements motivated the Organization to advance in the quality management practices, thus adopting the Excellence Criteria – Worldwide Class, which, undoubtedly represent a great differential in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Protection Seal and Data Privacy – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal –is a standard established internationally, comprising requirements for the management of data protection and privacy at the organizations.

GoodPriv@cy was launched in Switzerland in 2002, under the scope of IQNet in 2003 and it is ensured that all and any information collected is collected and stored according to the most strict security and reliability standards.

GoodPriv@cy seal attests that the certified organization:

– operates a management system for data protection (DMS – Data Management System).

– complies with statutory requirements for data protection and privacy.

– continuously improves data protection and privacy processes.

GoodPriv@cy is granted by independent bodies. In Brazil, FCAV – Fundação Carlos Alberto Vanzolini, member of IQNet – The International Certification Network is the single authorized body to grant said data privacy and protection seal after the compliance audit with GoodPriv@cy Data Protection 2002 Edition.

Bradesco Organization has 8 certifications:

  Fax Fácil
  Fone Fácil
  Home Broker
  Internet Banking
  Private
  Custody - Dockets
  - Liabilities docket data privacy management.
  - Assets docket data privacy management.
  - Report data privacy management.

Methodology for Mapping Processes

This methodology is designed to codify and standardize processes mapping works carried out by the Organization's different departments on a stage-by-stage basis which, in conjunction with the information on related products, services and activities, ensures that these processes are effectively analyzed in the pursuit for ongoing improvement, as well as providing the documentation required by the Internal Controls and Compliance System, the Bradesco Quality Management System based on the NBR ISO 9001:2000, the Activity-Based Costing System – ABC and Section 404 of the Sarbanes-Oxley Act.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize production resources, such as practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System – ABC, which measures the cost and performance of its activities, resources and cost centers.

The knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; support to qualification studies and negotiation of bank fees; subsidy to product, unit and client profitability systems; support to studies concerning outsourcing, incorporation and equipment sharing, as well as support to cost rationalization studies.

Activity-Based Management Program

Seeking to explore the potential applications of the information base of the “Activity-Based Cost”, we are to adopt a Cost Management model by means of the “Activity-Based Management” – ABM, which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performance can be seamlessly integrated with Bradesco's strategic goals, designed to create and/or sustain Bradesco's competitive advantages and add value both for clients and stockholders.

The future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as supporting their strategic gearing.

Expenses Assessment Committee

In the pursuit of enhanced cost control and the adoption of strategies, policies and measures designed to restrain expenses, in March 2004, Bradesco created the Expenses Assessment Committee, responsible for monitoring administrative and personnel expenses, as well as stockholders’ equity to fixed assets, analyzing their origin with the related areas, seeking to obtain a maximum cost/benefit ratio.

In line with good Corporate Governance practices, the Committee is an important tool, as a result of its permanent activity and capacity to anticipate events, for improving and enhancing processes, capable of carrying out an in-depth analysis of Bradesco's costs, from all standpoints and producing savings which reflect positively on the Organization's results.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improved results, as well as extending its capacity to manage the Organization's resources, Bradesco adopts one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System, mySAP Business Suite solution.

This system’s development represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, through the adoption of an approach, which is focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Purchases, Accounts Payable, Fixed Assets and Accounting, processes on which they are based. The areas integrated through this technology will be able to renew processes and review organizational structures and nearly 75 thousand system users will be qualified via in-class and e-learning training.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, secure data processing, increased productivity and agile decision-making, as well as decreased operating costs. These factors are crucial for the Organization's growth, especially in view of current financial area competition, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Acknowledgments

Bradesco’s president, Márcio Artur Laurelli Cypriano, was elected 2005 National Sector Leader in the Finance – Banks sector, in the Forum of Business Leaders. The event was promoted by Gazeta Mercantil newspaper and showed the most representative professionals in their activity sectors.

Amador Aguiar, Bradesco’s founder, was elected the Largest Entrepreneur of the History of Brazil in a research made by means of the Internet by Pequenas Empresas, Grandes Negócios magazine. Amador Aguiar received 3,707 votes, out of the 6,100 votes registered, equivalent to 61% of the total.

Bradesco Organization maintained the position of the largest Brazilian private business group in the 2006 edition of Melhores e Maiores yearbook, of Exame magazine, the most traditional ranking of the Brazilian corporate market, with revenues of US$ 17.6 billion.

Once again Bradesco was the winner of As 100 Empresas Mais Ligadas do Brasil (Brazil’s 100 Most Connected Companies) research, 2006 edition, promoted by INFO Exame magazine. It is an acknowledgment for the companies which are in the vanguard of the Information Technology.

Bradesco was the world champion in market valuation, according to the traditional ranking FT Global 500, prepared by the English newspaper Financial Times. The Bank went up 270 positions between March 2005 and March 2006, going up from the 475th to the 205th position.

Bradesco was acknowledged as the Best Brazilian bank in the 2006 Best Emerging Market Banks – Latin America research. The survey was made by the Global Finance magazine, an important publication specialized in finance.

According to a research conducted by TNS/Interscience, published in Consumidor Moderno magazine, Bradesco is the leading financial institution of the 2005 ranking of companies which most respect consumer. Customer service and quality of products and services offered were the most highlighted items.

By means of the Prime segment, Bradesco was the winner of the VII Modern Consumer of Excellence in Customer Services Award, in the Premium Bank category. Promoted by Consumidor Moderno magazine and audited by GFK Indicator Institute, the award has the purpose of identifying and disseminating the best practices in customer service.

According to the survey conducted by Austin Rating and published in Gazeta Invest magazine, of Gazeta Mercantil newspaper, Bradesco was acknowledged as the best manager of investment funds in 2005.

Bradesco was acknowledged as the best Bank with stocks trade on Bovespa, among other indicators, for the excellent compensation paid to stockholders last year, according to a survey of the Ranking Agência Estado Empresas/Economática.

Bradesco Organization headed the survey carried out by Valor Financeiro yearbook, published by Valor Econômico, newspaper to identify the banks and insure companies with the best market performance.

Bradesco was considered the first Bank of the Country of 2005 for Balanço Financeiro magazine, of Gazeta Mercantil newspaper. The acknowledgment was made based on a study of the consulting firm Austin Rating.

Bradesco ranked first in the list of the best publicly-held banks and second in the general list of all sectors. The ranking was based on a study of the consulting firm Economática and published in Forbes Brasil magazine.

Bradesco received the award of the best Retail Bank, of Conjuntura Econômica magazine, of Fundação Getulio Vargas (FGV-RJ), according to the comparison of performance data such as profitability, efficiency, stockholders’ equity, revenue growth by provisions of services and liquidity. Bradesco Seguros e Previdência was awarded as the Largest Insurance Company by Net Income and Stockholders’ Equity.

Bradesco received the ISO 14001 Certificate, granted by Fundação Vanzolini for companies with proved practices of support to the preservation of the planet’s sustainability. The institution was the first Brazilian Bank to receive this certificate.

6 - Social-environmental Responsibility

Bradesco Organization and the Social-environmental Responsibility

Bradesco believes that successful companies are those that generate good results for all the community, adopting long-term policies whose purpose is to foment the country’s sustainable development and the better wealth distribution.

The Organization also understands that environmental preservation and social inclusion are great challenges of the modern world, crucial for the human development and for the corporate continuity.

In conformity with these premises and sensible to this condition Bradesco consolidates its social-environmental policy, showing the concern with the sustainable development of the planet, the respect to the ecosystems and human dignity, also undertaking to disseminate a culture based on actions of social-environmental responsibility.

Bradesco Organization’s social-environmental Responsibility Corporate Policy has:

1. Purpose

a) to define the social-environmental guidelines which must be complied with in Bradesco Organization environment;

b) to be a permanent consultation source for implementation of all and any measure or action that may impact the social-environmental matter, by means of ensuring principles adopted by the Organization; and

c) to be a guidance source to our staff, as well as its awareness as to Bradesco Organization’s social-environmental role.

2. Principles

2.1. As to Sustainable Development

a) Bradesco Organization, aware of the importance of the country’s development, is aligned with the best world practices of sustainability and corporate governance. Thus, it considers sustainable growth, represented by economic, environmental and social development, an important component of corporate responsibility, adding value in corporate management and fomenting social-environmental Responsibility.

b) Bradesco Organization shows its firm commitment to practicing, encouraging and valuing Social-environmental Responsibility, searching for convergence of its corporate goals with the desires and interests of the community in which it has a presence, exercising sustainable growth in a healthy environment and using ethical and transparent methods.

c) Bradesco Organization will make all efforts for the preservation of the ecosystems and for the optimization of the use of resources, mainly non-renewable ones.

2.2. As to Social-environmental Responsibility

a) Values

Bradesco Organization considers Social-environmental Responsibility one of its corporate values.

b) Vocation/Citizenship

b.1) Bradesco Organization exercises its corporate citizenship to value Social-environmental Responsibility.

b.2) The valuation of educational, sport and social work activities are really important for Bradesco Organization, for instance the work done by Fundação Bradesco, reaching different regions of the country, providing children, youngsters and adults with free and professional education, being a social-cultural reference to the communities where it has a presence.

b.3) Bradesco Organization repudiates slave and child labor.

2.3. As to the Social-environmental Legislation

Bradesco Organization considers as a fundamental responsibility the compliance with the applicable legislation.

2.4. As to Social-environmental Commitments

Bradesco Organization also considers indispensable the compliance with the commitments, guidelines and safeguards set forth in national and international “Principles”, “Protocols”, “Agreements” and “Treaties”, related to social and environmental responsibility, to which Bradesco Organization has been signatory or has adhered to their terms.

3. Guidelines

The Guidelines in the Principles already detailed, which must guide all social-environmental actions or measures at Bradesco Organization, are:

a) to search for convergence of its business goals with social-environmental responsibility aspects, adding value to all interested parties;

b) to develop and sell products and services, as well as offer credit facilities to clients who respect the social-environmental awareness spirit, in order to ratify the Organization’s corporate responsibility commitment;

c) to encourage partnerships, supports and cooperation with governmental entities, NGOs and market entities aiming at developing and promoting social-environmental responsibility actions in several segments of the civil society;

d) to consider, when choosing suppliers and service providers, those who are engaged and practice social-environmental responsibility, in conformity with the principles defined in this document;

e) to maintain and promote an ethical and transparent posture in all levels of activities and business relationships, repudiating and fighting against any means of illegality, such as corruption or bribery;

f) to ensure conformity of the applicable legislation with the social-environmental issues in the development and performance of Bradesco Organization’s economic activities;

g) to adopt responsible policies of loan concession to clients and respective internal procedures, imposing, when deemed necessary, preventive, reconstructing or repairing measures of environmental impacts, rating, in these cases, risks in financing of business projects;

h) to estipulate, for borrowers of funds whose projects have potential social-environmental risks, the obligation to maintain an action plan of risk mitigation, following the stages of the project while the respective financing lasts;

i) to adopt internal policies with a view to rationalizing the use of non-renewable resources, use recycled material, give adequate treatment to scrap and disposable material and encourage the environment preservation;

j) to make employees aware and train them and guide service providers for social-environmental issues, reinforcing citizenship, ecology and responsibility concepts;

k) to make all efforts for the society to share globalization benefits, by means of a more inclusive and equal market;

l) to defend social justice principles and human rights, repudiating exploitation of people through labor, in particular child labor;

m) to support education and professionalization of children, youngsters and adults, increasing job opportunities and citizenship;

n) to adopt internal policies of diversity valuation, aiming at promoting balance in the Organization’s relations with its different publics;

o) to propagate, value and support projects targeted at the practice of sport activities in the communities it has a presence, providing, through sport, respect to each other, union, teamwork, dedication, persistence and overcoming;

p) to develop, implement and maintain a social-environmental management system that normalizes, dimensions and follows the performance of social-environmental actions of Bradesco Organization; and

q) to disclose its achievements by means of the social balance sheet and make available to interested parties relevant information related to possible happenings and social and environmental actions carried out by the Organization.

And, ratifying the premises of its policy, Bradesco structured the Social-environmental Responsibility Executive Committee, which is permanent and has decision-making powers.

This Committee is comprised of nine (9) Directors and representatives of the following Facilities: Fiscal Audit Department; Risk Management and Compliance Department; General Inspectorate Department; Organization and Methods Department; Assets Department; Human Resources Department; Market Relations Department; General Secretariat; and Fundação Bradesco.

The Social-environmental Responsibility Area, which composes the Market Relations Department, was created to assist the Executive Committee and has as main mission to interact and integrate the several Areas of Bradesco Organization in order to sensitize them as to social-environmental issues, in addition to encouraging and following initiatives related to the matter, considering the premises of Bradesco Organization’s Social-environmental Responsibility Corporate Policy and the best market practices.

Bradesco’s Contribution to Preserve the Environment

Bradesco aware of the dimension of sustained responsibility and the need of balancing our mission in maintaining adequate facilities, without disregarding the social and environmental aspects, we have adopted practical measures contributing to preserve the environment.

In this regard, we permanently seek to apply new technologies minimizing the impact on ecosystems. In addition, the contracted companies’ commitment to our social and environmental goal and a continued awareness of our staff in pursuit of eco-efficiency, reinforces our commitment to foment sustainability. Below, we present some measures already adopted or under implementation.

1) Solid Residues derived from Civil Works

Concerned with the impact on environment, all contracted construction companies undertake to comply with Resolution 307, of the Environment National Council concerning the correct destination of residues produced in site office (debris, wood, plastic, metal etc.), upon refurbishments and alterations in layouts of our premises. Referring to the maintenance of buildings at the headquarters and Avenida Paulista, the agreements were added with a specific clause on the correct destination of painting residues (inks, glue, paint brush used etc.)

This responsibility includes the submission of a document recording that residues were deposited in licensed landfills, in the cities served thereby, under the selection of works remains as indicated by the above-mentioned Resolution.

2) Paper and Cardboard

Currently, approximately 100 tons of paper and cardboard are collected monthly in some of our administrative centers, which are submitted to a selective process. It has been examined the possibility of its implementation in other regions. Methods to assess the quantity of paper consumed by the Organization is under study, both office paper and forms, with a view to knowing which are the possible measures that may be adopted aiming at reducing such consumption.

3) Recycled Paper Usage Program

Now we hold a special initiative, whether due to its dimension and comprehensiveness, or due to a positive standing towards the environment preservation: Recycled Paper Usage Program at Bradesco Organization.

This Program, a result of Bradesco’s belief that it is able to highly contributing to disseminate theory and practice of environmental responsibility, has been implemented gradually in our Organization. The option to use Recycled Paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, we are aware that the result will be beneficial for the environment. We already started to use recycled paper to produce internal prints and also in the routine information to our Investors, Market Analysts and Clients.

4) Metal, Glass and Plastics

At the headquarters and in four other administrative centers the selective collection of metal, glass and plastics is implemented. This practice has been encouraged and improved by means of in-house campaigns and actions, in the expectation of increasing to other centers, as well as to increase the quantity of recycled products. In order to improve our concern in this regard, we have been using at the headquarters and main administrative centers biodegradable plastic bags with colors corresponding to waste collected. The expansion to the other facilities is in the final implementation stage. A measure adopted nearly 4 years ago is the utilization of remanufactured cartridges as consumption items for our premises, aiming besides cost savings, the benefits of reducing pollution and environmental waste. Out of the 51 types of toner cartridges composing our consumption list, 34 are remanufactured products, which participate in the reutilization cycle, as much as this is technically feasible, aiming at maintaining a good quality when printing documents.

5) Biodegradable Products for Cleaning

At Bradesco’s headquarters, the Company started the cleaning and maintenance services by using biodegradable products. Other companies are being encouraged to use products of such type, which then will be one of the requirements to be considered in a further agreement renewal. Such measure integrates an improvement program seeking to standardize the biodegradable products, the appropriate dilution, in conformity with the manufacturer’s guidance and the obligation to present information about chemical products applied in our premises.

6) Lamps

We have more than 36 thousand lamps at our headquarters buildings and monthly more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the maintenance agreements contain specific clause about the service company’s obligation to conduct the ecologically correct discard.

The replacement of 50% of 255 mercury lamps by other sodium steam lamps, in 178 posts installed on the streets of Cidade de Deus (headquarters), and the exchange over the past 3 years of approximately 30,000 40 Watts lamps with 32 Watts has substantially reduced the energy consumption, without loosing the lighting efficiency.

7) Electricity and Water

With a view to rationing electricity and water consumption, we destined an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and permanent research of efficient and intelligent new technologies for our equipment, observing the environment preservation policy.

The Branches Network awareness about this issue has been deserved continual attention by indicating consumption targets for our units, based on size, quantity of equipment installed and headcount, as well as release of articles about the rational use of electricity and water.

For instance, we installed and guided the use of timing machines for the automatic turning-off of lamps and lights, allowing an easy utilization at scheduled hours. The turning-off of illuminations, non-used areas, and the employment of natural light have been encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce the energy consumption in peak hours, and water treatment in its towers, without using chemical products.

We recommend the optimization in the use of lifts and air conditioning. We also recommend that energy consuming equipment, is only turned on when under use.

Same concern is expressed as to the rational use of water. Thus, our premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushings and faucets. In addition, technical measures contributing to the water consumption reduction have been adopted, for instance, the replacement of mechanical faucets with automatic ones for use at headquarters premises, amounting to 736 units.

The adequate garden watering, observing the best hour and periodicity, has also been deserved attention. There is a feasibility study related to the reuse of water that comes from the partial sewage treatment generated at headquarters, with the purpose of watering and usage in the air conditioning towers. Also concerning the gardening areas, our headquarters maintain approximately 115,000m2 of green area, with more than 3 thousand trees cataloged under the replacement and planting program. We have been using equipment for grind of dried leaves, which are used in gardening, totaling nearly 1.5 tonne/month. We have also been reintegrating the parings of grass to the soil as input.

8) ISOs 14001 and OHSAS 18001 Certifications –Building

In May Bradesco obtained the ISOs 14001 and OHSAS 18001 certificates for the building “Avenida Paulista”, in the city of São Paulo. This is a 12-story building with three basements totally refurbished and adapted, aiming at complying with all the specifications and rules required for the referred certificates.

Equator Principles

In September 2004, Bradesco adhered to Equator Principles, a set of social-environmental measures based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as project finance.

Bradesco ratified, in July 2006, its adhesion to the new version of Equator Principles, whose scope comprises all project finance, its assistance, new ones or in expansion, with total capital cost higher or equal to US$10 million.

It is important to point out that the adoption of these principles is voluntary, with no dependence or support of IFC or the World Bank. Thus, the institutions which will adopt them must take them as basis for the development of practices and internal and individual policies.

By adhering to Equator Principles, Bradesco increases its commitment to the sustainable development and reaffirms its role as one of the largest financing companies of the country’s economic activity.

Bradesco’s Contributions to Social Issues

1) Global Compact

Bradesco, at the beginning of November 2005, aligned with the corporate responsibility guidelines, adhered to Global Compact principles, assuming the commitment to promote actions to contribute for the development of an inclusive and sustainable economy, increasing its performance within the social-environmental scope.

Global Compact is a result of an invitation made by the Secretary-General of the UN, Kofi Annan, at the World Economic Forum in Davos, in January 1999, to companies, NGOs and other governmental and civil entities, to follow and disclose the ten principles that guide it, concerning Human and Labor Rights, Environmental Protection and corruption combat.

2) Social Stock Exchange Program of BOVESPA

The Program was launched in June 2003 by BOVESPA and its brokers as a social initiative to raise funds for non-governmental organizations, acknowledged by UNESCO as the first one in the world. The idea is to gather institutions of the Third Sector that need financial resources and investors (donors) willing to provide them. Thus, the NGOs get stronger and give back “investments” as “social profit”, i.e. making society fairer, where thousands of children and youngsters may enjoy better opportunities.

Finasa Sports Program

The Bradesco Organization demonstrates its support of sports activities through the FINASA ESPORTES (Finasa sports) program, successor of the BCN Sports Program. This initiative, with 18 years of activity, gained momentum as from 1997, following its integration with Bradesco's other social projects. Along its history, the program was known by its seriousness and has become a benchmark for assistance in the education of young people, using volleyball and basketball as an instrument for social inclusion. At present, 3,093 girls from 10 to 16 years of age, enrolled at school and attending classes on a regular basis are included in the program. Approximately 70% of these girls derive from deprived backgrounds and are considered to be in a social risk situation.

FINASA ESPORTES is structured in 73 training centers, 47 for volleyball and 26 for basketball, installed on the premises of state and local schools, at Osasco's city hall sports centers, at Fundação Bradesco school, at a SESI unit and at three private schools, all located in the municipality of Osasco, in the Greater São Paulo. Acting in partnership with the local government, the Bradesco Organization offers a full support structure which includes the supply of sports and learning materials, as well as a team of more than 70 professional instructors, including local and state coordinators and teachers.

The community integration has been the outstanding feature of this work. The PROGRAM is designed to transform sports practice into a powerful tool for strengthening the ties with citizenship values. At the FINASA ESPORTES training centers, 2 classes every week are dedicated to counseling on various topics, such as notions of hygiene, teen pregnancy, stress, drug abuse and adolescence, always emphasizing the importance of team spirit. The training centers are also used to disseminate values that favor healthy living in society, including respect for others, union, dedication, persistence and excellence. Classes also stress the importance of having a positive and participative attitude, emphasizing the need to foster activities related to the recycling of materials, the rational use of water and electricity and the promotion of campaigns related to social issues, such as collecting donations in food and clothing.

The FINASA ESPORTES program considers the sports practice much more than a way to discover vocations or create athletes, it also lays the basis for the formation of citizens, who are the essence of a better country for everyone.

Social-cultural Events

In the 1st half of 2006, Bradesco took part in the Summer Festival and in the Carnival in Salvador (BA), in the IV Gife Congress of Social Private Investment, in Curitiba (PR), in the event Viva a Mata, of Fundação SOS Mata Atlântica, in São Paulo (SP), of Roça in Rio –Arraial da Providência, in Rio de Janeiro (RJ), in the Folkloric Festival of Parintins (AM), in the Di Casaluce Party, in São Paulo (SP), in the Bumba Meu Boi Party, of São Luís (MA), in the Jaguariúna Rodeo Festival (SP), in the Maior São João do Mundo, of Campina Grande (PB), and in the XXVIII Festa do Peão de Conceição of Mato Dentro (MG).

It also took part in the Coopavel Rural Show, in Cascavel (PR), in the Expogrande – Farming Expo of Campo Grande (MS) and in the editions of Agrishow of Rio Verde (GO), Rondonópolis (MT) and Ribeirão Preto (SP).

In the cultural area, Bradesco sponsored, among other projects, the Symphonic Series at Hebraica, in São Paulo (SP), the theater spectacle Rapunzel, in São Paulo (SP), the play Mademoiselle Chanel, presented in Belo Horizonte (MG), Brasília (DF), Curitiba (PR) and Porto Alegre (RS), and the Cultural Exposition Edgar Degas, at MASP, in São Paulo (SP). Bradesco Seguros e Previdência was one of the sponsors of the exposition “Pennacchi 100 anos”, carried out at the Pinacoteca of the State of São Paulo.

ISE – Corporate Sustainability Index

Bradesco, as from December 2005, started integrating ISE, Sustainability Index of BOVESPA –São Paulo Stock Exchange.

This index was created with the purpose of providing visibility to the sustainable companies, so that investors may invest their funds.

To evaluate the performance of the companies eligible to ISE, the Sustainability Center of FGV was contracted and developed a questionnaire with the triple bottom line concept, which comprises the evaluation of economic, social and environmental elements in an integrated way.

The index is comprised by a select group of companies which have the best performances in the economic-financial, social and corporate governance dimensions.

The choice of Bradesco’s common and preferred stocks to comprise ISE strengthens the Organization’s commitment to the good corporate governance practices in the relationship with stockholders, clients, investors, employees and the general public.

This positioning gives priority to ethics by quality and clarity of information disclosed in order to enable a closer follow-up of the Organization’s performance.

The selection of Bradesco in ISE reaffirms its concern with liquidity, transparency, stability and social and environmental responsibility.

Human Resources

Since the inception of Bradesco’s activities, the Company acknowledges in the value of its team’s performance and achievement potential the foundation to sustain Bradesco Organization’s businesses.

The Company offers its employees ongoing professional development opportunities, in a healthy, safe and ethical environment, with transparent Bradesco’s commitments and goals.

Bradesco believes in its ability to promote a sustained growth for people and through these people.

The Company seeks to maintain an excellence model in Human Resources Management, guided by respect and transparency in its relations, continuous development investment, sharing of information and human being value, without discrimination.

Bradesco maintains a closed-career policy, whereby the admission occurs at apprentice levels. All the growth opportunities are destined to employees, allowing access to all hierarchical levels.

This assurance of opportunity for professional development and growth, where employees see the possibility of holding all the positions, not only the positions of managers, but also the high management, is a motivational factor for all the staff, stimulating creativity, innovation and the ceaseless search for knowledge and updating.

We may say that when a youngster joins our Organization, whose closed carrier system privileges, incentives and strongly invests in the growth and development of its employees, this professional starts a carrier full of opportunities, connected with his/her effort and dedication.

To encourage our professionals to exceed their limits and stimulate their creativity in search for solutions, aiming at self satisfaction, clients’ satisfaction and business expansion, have been priority for the Bank and is one of the assumptions of our Human Resources Management Policy, established in 2005, by the Board of Directors.

Only creative and innovative teams, highly skilled, with ensured carrier opportunities, could surpass the achievement of goals and show excellent results that have highlighted our Organization.

Bradesco’s performance is disseminated and is continuously expanded throughout the country, enabling job opportunities in all the operation segments.

Bradesco is a bank which takes into account, by means of its clients and partners, the diversity which is the own expression of the Brazilian social structure, with a fundamental commitment to respecting cultural and ethnical diversity. The respect to the Brazilian diversity is part of the Company’s strategic vision towards good performance, since Bradesco is inserted throughout the Brazilian territory.

Certification in International Rules

Searching for what is best done in the worldwide level, we achieved the certification of Rule OHSAS 18001 of Occupational Safety and Health which allows to establish and develop conditions that contribute to a safe and healthy work environment.

Great Place to Work

Bradesco’s employees contribute to the achievement of the outstanding position we hold in the financial market, maintaining the excellence in all group’s activities.

The Company seeks to promote the transparency, so that to ensure a motivating and challenging organizational environment. Evidence is that Bradesco was listed for the sixth time in the Guia Exame-Você S/A – As Melhores Empresas para Você Trabalhar (The Best Companies to Work for).

In addition to being ranked among the 150 best companies to work in Brazil, Bradesco was also acknowledged among the 50 best companies for women to work for, for the third consecutive year.

Guia Exame is considered the best and most comprehensive study on the work environment in Brazil. Based on employees’ opinion, the study assessed the working environment, benefits, remuneration, professional development opportunities, ethics, citizenship values and social responsibility of companies.

For the second consecutive year, Bradesco also stood out in the survey “As Melhores na Gestão de Pessoas” (The Best Companies in People Management) of Valor Carreira magazine, edited by the Valor Econômico newspaper . The selection was made by means of evaluation of companies’ internal environment, as from questionnaires and interviews with employees who gave their opinion about issues such as training, benefits, safety and work conditions, credibility, motivation, performance and development planning.

Human Resources Management Policy of Bradesco Organization

We reaffirmed the commitment with our employees formalizing guidelines for the management and development of our human resources, by means of the Human Resources Management Policy of Bradesco Organization. Basic assumptions:

1. To comply with all the requirements, regulating rules and legal conventions concerning work relations and environment, applicable to our activities;

2. To assume the public commitment of defense and protection of Human Rights, Children’s Rights and Labor Fundamental Rights, in line with national and international Principles, Standards and Treaties;

3. To respect the diversity and dignity of the human being, preserving the individuality and privacy, not admitting the practice of discriminatory acts of any nature in the work environment in all our relations, with the internal and external public;

4. To ensure the good relationship among all professionals of the Organization, maintain a safe and healthy work environment and provide conditions for great performance and productivity levels;

5. To contribute to the improvement in the quality of life of employees, offering conditions for the balance among work, health and family;

6. To encourage our professionals to surpass their limits and stimulate creativity in search for solutions, aiming at the self-achievement, clients’ satisfaction and business expansion;

7. To promote the constant development and improvement of technical and behavioral potentialities of our employees and make available favorable mechanisms which allow them to manage their personal and professional plan growth, in order to ensure the continuous improvement of management processes; and

8. To ensure opportunity priority for the professional growth of people, by the permanent investment and development of internal competences, by the valuation and respect to knowledge and professional qualification acquired during the career.

In-house Communication

We strongly invest in our internal communication so that our employees are effective participants of the Organization’s expansion strategy of results.

Simultaneously and from any location in the country, Bradesco’s employees receive relevant information via the Intranet and e-mail.

The Company makes available, day to day, the newsletter “Sempre em Dia” (Always Updated), with issues about the Bank’s strategic direction, launch of products, quality practices and business focus.

Brochures and magazines are periodically published and addressed to each employee.

Produced according to the best quality standards, the editions in video of Bradesco TV comprise, monthly, institutional messages and technical guidance. Created in 1990, Bradesco TV is one of the country’s oldest corporate television projects.

The annual goals and strategies are disclosed at meetings with the Presidency, where Directors, Regional Managers and Managers of Branches and Departments of the Organization take part. All the issues are referred to respective teams.

With the purpose of making the communication between the Human Resources Department and the staff closer, more agile and transparent, we have created ALÔ RH, an effective and fast communication channel that guides about benefits, legislation, policies and practices of human resources, in addition to suggestions and complaints.

People Management

Bradesco maps the Organization’s human capital and currently records 16,000 employees’ profiles.

Based on this knowledge, leaders and employees are gained conditions to share actions focused on improving their performance and relationships, as well as establishing goals designed to improve their key skills.

The maintenance of such work is the management of the Organization’s corporate competencies and the incentive and guidance to leaders practice the feedback.

Respect to Diversity – Social Inclusion

Bradesco respects the diversity and self-respect of human being, by preserving the individuality and privacy, not accepting the practice of discriminatory acts of any nature: at the work environment and in all the Company’s relations with internal and external public.

In 2005, Bradesco created the Diversity Appreciation Work Group, composed of professionals of different areas, with a view to effectively contributing to an improved relationship of the Company with different people, as well as to maintaining a balanced internal demography, both in the admission and retention of talents.

The issue is broadly supported on the Code of Ethics, Human Resources Management Policy and Social-environmental Policy of the Organization.

Ethnical Groups

Bradesco entered into a partnership with the Faculdade Cidadania Zumbi dos Palmares –Unipalmares, by means of a professional qualification program which aims to contract interns, to work in important business areas of Bradesco.

Unipalmares’ mission, by means of ONG Afrobrás, is to promote the inclusion of black people into higher education of the country.

The program is divided into various modules, with 2-year duration and also relies on a partnership with renowned institutions, such as FGV, USP, FIPE, FIPECAFI and FIA.

The program, which started with 30 interns, was increased and currently counts on 60 students.

Inclusion Policy for Disabled People

Aiming at the contracting and retention of disabled people at the Organization, Bradesco set forth partnerships with specialized entities and focused on inclusion of such professionals, qualifying them and creating job opportunities in the Organization. We have in our Call Center a specific part with visually impaired employees.

Bradesco was one of the banks which sponsored Febraban Professional Qualification Program which qualified professionals with deficiency to exercise activities in the job market.

By means of Bradesco’s Website, in the link Career Opportunities, the Company offers an exclusive channel for the collection of disabled people’s curriculums.

Bradesco has a staff of 794 disabled people.

Opportunities for Women

Bradesco ended 1st half 2006 with a quota of 35,107 women employees, corresponding to 47% of the functional staff.

In the Prime segment, 72% of staff is women.

In leading positions, Bradesco has 15,544 women, including in the Board of Executive Officers and the Board of Directors.

Internship Program

Aiming at providing real professional development opportunities, Bradesco Organization offers internship program to all operation and business areas, allowing the student to relate the academic learning with the practical activity. The program currently benefits 1,132 students.

Traineeship Programs

Students of Information Technology course of Fundação Bradesco have the opportunity to start their professional career in the systems development area of the Organization. Since 2002, all students approved in the selection process have been contracted.

Bradesco developed in 2005 a traineeship program specific for Bradesco Prime business area, aiming at the qualification of future Relationship Managers of this segment.

The program has an 8-month duration.

Youth Apprentice Program

The Youth Apprentice Program was implemented by Bradesco Organization in 2004, executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers throughout the country.

The program estimates the contracting of youngsters from 14 to 18 years old, having as purpose to provide personal and professional development to adolescents.

We ended June 2006 with 709 Apprentices and we have already provided the program for around 850 youngsters.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the Social Responsibility area, as from October 2005, the Company entered into a partnership with the São Paulo State Government by means of the Young Citizen Program – My First Job.

The purpose is to provide students with their first professional experience opportunity, those students originated from families with higher social vulnerability, between age of 18 and 21 years, regularly enrolled and effectively attending high school classes of the state public school system, preparing them to exercise the citizenship, by means of paid internship.

Currently we count on 173 contracted youngsters.

Occupational Health and Safety Policies

Bradesco is a company that develops actions in health, disease prevention, safety and work conditions.

We offer our employees an appropriate work environment and conditions for a complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies allowing to map and identify the causes of symptoms and diseases occurred in the work environment and relations, viewing to promoting health and disease prevention, on a broadly basis.

The issues addressed include Repetitive Stress Injury, Stress, Drug-Addict, (Alcoholism/Drugs/Tobacco), Obesity, Cardiovascular Diseases, Sexually Transmitted Diseases, AIDS and others. Those campaigns are carried out monthly through the Interação magazine and in the SIPAT (Internal Week of Occupational Accident Prevention).

Since contracting, Bradesco’s employees receive information and guidance on behavior and conduct adequate to the maintenance of health and improvement of life quality.

Bradesco has been an active member of the National Business Council for HIV-AIDS Prevention – CEN, which is destined to promote and strengthen the combat against such epidemic in the work environment and has been providing information to a considerable portion of workers, family members and the community as a whole about the safe ways to prevent the infection by HIV virus.

Another outstanding issue related to life quality is the balance between the employee’s personal and professional life. We are permanently concerned with the working hours, so that the contract time is not surpassed, guaranteeing that employees have time for their personal commitments and leisure.

In order to offer an appropriate environment and extra emotional support to employees, the Bank created in its Call Center at the Santa Cecília building, in the city of São Paulo, a room for winding down. It is a reserved room with a different infrastructure from all other Organization environments, offering comfort and material that help to relax and soften the impact of the caused by the day-to-day activities in and out of the call center. The room is open to all the employees of that section in the event they go through situations related to psychological and emotional aspects.

In the 1st half of 2006, we conquered the certification of Rule OHSAS 18001, internationally recognized, which establishes an Occupational Safety and Health System Management. Thus, we reassure the commitment to the safety and health of our employees, with the adoption of ergonomic management and awareness programs about the importance of safety and health in the work environment.

Benefits

The concession of benefits is based on the Organization’s Human Resources Management Policy.

Transmitting safety and trust to our employees, this management strategy contributes to a healthier, more productive and participative work environment, providing conditions for great performance levels and better results.

Besides the aspects provided for by the law, Bradesco’s employees and their dependents enjoy a combination of benefits viewing to ensure the best life quality.

Health and Dental Care Insurance

Our employees and their dependents have access to health and dental care plans paid for in full by the Bank.

The healthcare insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR (Global Postural Re-education), heart valve, physiotherapy and also treatment for AIDS (with reimbursement of expenses for medicine prescriptions).

The Dental Care Insurance includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market, by means of agreements.

In the 1st half of 2006, there were 970,975 medical/ hospital consultations and 169,462 dental consultations.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a Supplementary Private Pension Plan, which Bradesco contributes with 50% of the monthly installments, including in the 13th salary.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24, if they are undergraduate.

Group Life Insurance

All Bradesco’s employees have access to Group Life and Personal Accidents Insurance, with subsidized costs. The employees retired by INSS, who left the company without cause, are offered the option to maintain the policy, with subsidized costs.

Social Service and Psychological Assistance

Bradesco’s employees and their dependents are provided with follow-up of Social Service and Psychological Assistance under situations of need and emergency.

Services are offered in most varied situations: medical treatment, accidents, decease in the family and release of special loans.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Snack Supply

Bradesco’s employees receive snacks on a free basis all working days.

In the 1st half of 2006, we invested R$16 million, distributing 12 million snacks.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the acquisition of medicine at a cost lower than that practiced in the market.

Influenza Vaccination

Bradesco carries out a vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents.

Leisure Activities

Bradesco maintains in Cidade de Deus, in the city of Osasco, an area with swimming pools, racetrack, soccer field, basketball, volleyball, soccer, tennis and squash courts, destined to leisure and recreation activities to employees and their dependents.

In the 1st half of 2006, around 30,000 people attended the facilities.

Social Loan

By means of Caixa Beneficente (Benefits Fund), the Company offers financial assistance to its employees, granting loans with subsidized fees, destined to emergency conditions, education expenditures, acquisition of orthopedic instruments, glasses, funerals, psychologists, psychiatrists, phonoaudiologists, among others.

Credit Facilities for Acquisition of Computers, Vehicles, Real Properties and Personal Expenses:

Bradesco offers loans to its employees with subsized fees for acquisition of computers, vehicles and personal expenses. Employees and their first relatives may also finance the acquisition of residential real properties with lower interest rates.

Fee Exemption

Bradesco exempts its employees to pay various fees, such as: check account maintenance, fee to open credit, issuance and annuity of credit and debit cards, financial transactions on teller machines, access to Fone Fácil, issuance of bank statements in electronic terminals and utilization of single check sheets.

Online Shopping Channel

The ShopFácil Funcionário is a differentiated online shopping channel, by which Bradesco negotiates special discounts directly with various products suppliers.

Other benefits provided for in the Collective Convention of Bank Employees:

– Day care/Baby sitter assistance

– Transportation voucher

– Meal voucher

– Food voucher

– Funeral assistance

– Professional Requalification Allowance

Human Resources – June 2006

On June 30, 2006, Bradesco’s employees, including staff at the subsidiaries, totaled 75,295. The following table presents the variation of Bradesco’s headcount in the last years:

	December					June

	2001	2002	2003	2004	2005	2006

Banco Bradesco	51,633	53,732	59,430	62,013	61,347	62,592
Subsidiaries	6,943	8,729	9,407	11,631	12,534	12,703
Subtotal Bradesco	58,576	62,461	68,837	73,644	73,881	75,295
Banco BCN	5,857	6,105	5,203	–	–	–
Subsidiaries	1,280	1,504	1,741	–	–	–
Subtotal BCN	7,137	7,609	6,944	–	–	–
Banco Mercantil	–	3,970	–	–	–	–
Subsidiaries	–	353	–	–	–	–
Subtotal Mercantil	–	4,323	–	–	–	–
Total	65,713	74,393	75,781	73,644	73,881	75,295

June 2006

Age		Gender		Educational Background		Years of Service with Bradesco		Managerial Position

Younger than 30	46%					Less than 5 years	40%
From 31 to 40	33%	Men	53%	High School	20%	From 6 to 10 years	14%	Non-commissioned	51%
From 41 to 50	18%	Women	47%	University	79%	From 11 to 20 years	31%	Commissioned	49%
Older than 50	3%			Other	1%	More than 20 years	15%

Personnel Expenses

In the first half of 2006, Bradesco’s personnel expenses reached R$2,888 million, including in such total expenses related to salaries, social charges, benefits, training, employees’ profit sharing, among others.

The following pie graph shows the percentage share of each item in relation to total Bradesco personnel expenditure in the halves.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

The Staff Training Department is responsible for the training actions of Bradesco Organization, aligned to the corporate and appropriate strategies to the quickness of changes required by the market. The training programs meet Bradesco’s commitment to provide development opportunities to all its independent employees of the hierarchical level, essential for Bradesco’s generation of results.

The “Gestão de Treinamento da Organização Bradesco” (Bradesco Organization Training Management) process was granted the NBR ISO 9001:2000 certification in December 2002 and the Company was certified again in December 2005, which ensures an ongoing improvement of processes and the quality of actions of training, reinforcing its commitment to contributing to the development and appreciation of the staff and the employees.

For 2006, a budget of R$ 63.7 million was made available, 26% higher than the average of investments in the past 5 years, to continue with the main training programs targeted at several areas of the Organization and at the implementation of new programs aimed at meeting corporate business strategies.

In this different context of knowledge management, Bradesco Organization has strongly invested in training programs that contribute to the strengthening of internal competences and to the development of talents, as a support to the mission described in the internal policy of people management: “Recognizing that people are the sustaining basis of our business, we have as mission to attract, develop, recognize, manage, esteem and stimulate Bradesco Organization’s talents, by means of the permanent construction of an integrated value relation among corporate activities.”

In this 1st half, training had 802,782 participations in the 735 different courses made available. Investments, in presence and long-distance courses, added up to R$ 22.7 million.

Presence Courses

In this 1st half, with a strong growth mainly in the last three months, we reached more than 43 thousand participations in presence courses, mainly actions for Retail comprising nearly 18 thousand participants in several programs such as Client Management, which comprises themes such as relationship and analysis of clients’ potential for the increase of assets and results of Branches, the Loan in Retail program, in partnership with Sebrae, focused on loan concession for micro and small-sized companies, the Real Estate Loan course, which provides conceptual knowledge for the sale of the product, as well as operating aspects of contracting, with the purpose of facilitating the achievement of goals of investment of funds proposed by the Organization, as well as the increase of results of branches and the courses Assistance – A New Business View and Pre-Assistance with specific focus on the quality of Assistance and on the preparation and awareness of the teams directly connected to the assistance of new clients, concerning the continuous search for excellence in the provision of our services.

The process of qualifying Managers of the Prime segment continued with the Managerial Development Program which comprises, among other aspects, the improvement of the business management process, the optimization of funds and the leverage of results for the segments. The Trainees Assistant Managers Program is also in progress, promoting integration of participants at Bradesco Organization/Prime Segment, in order to facilitate the understanding of culture and several focuses of operation in the market and in the segment and qualify participants for the development of activities related to their attributions, by means of the improvement of skills and technical and behavioral competences and abilities. We also point out the courses of Stocks and Futures Markets, in addition to the Loan Products.

The continuity of assistance to the Companies Segment was made with the participation of employees in courses of Managerial Development and also in the course of Certification in Investment Products, in addition to other operating programs.

In the Corporate Segment we qualified the Assistant Managers with the purpose of promoting the integration with the Organization’s Departments involved in the operations of the segment and loan management focused on the corporate client.

The training actions to Departments and Affiliated Companies were also shown by means of attendances in external and internal events, made available by specialized companies, which offer vacancies to the general public and also by teams of instructors, employees of the Organization, which provided 15,972 participations in several courses.

The assistance to the needs of Finasa – Promotora de Vendas, generated 1,627 participations in 39 managerial and operational programs, such as: Professional Management in Sales, targeted at managers and assistants; Corporate Tune, Supervisors and Assistants, with focus on the assistance for results and the Sensibilization program – Project 5S.

Training for Information Technology areas continued in this 1st half of 2006, with some highlights such as: TI Improvement Project, with technical, operational and behavioral training, comprising themes about service management, commitment and alignment of professionals, in the implementation of this large project of the Organization, which may assist 1,240 participations and OBB – PLUS training, which aims to qualify professionals in the new architecture tool of Office Banking Bradesco and which comprised 228 employees. Also in the IT areas, the certification processes were implemented, maintaining the staff qualification and qualifying them among the most modern techniques of the market. In this context, we can highlight the Software Quality Certification, which is new in the country and has several software engineering techniques and concepts about product quality, involving 40 professionals, and the Specialist in Function Points Certification, which qualifies employees for measurement of systems according to the standard technique of the international market, in which 35 employees have already been certified. In this continuous search for professional improvement and technological updating, 97 professionals participated in the event CIAB – Information Technology Congress and Exposition of the Financial Institutions, with a view at knowing and using the best market practices in IT. Moreover, to provide solutions that ensure quality to the technology systems, we qualified 133 professionals in the training about Management of IT Projects with an estimate to assist another 40 professionals still this year.

Evolution of Presence Participation in 2006

Partnership with University and Colleges

Since 1996, in partnership with educational institutions, such as FIA, FIPE, FIPECAFI, FGV and IBMEC, 1,289 Bradesco’s employees obtained MBAs, Post-Graduate, Specialization courses and Masters Degree certificates, important for the maintenance of quality of information provided and for the qualification of the staff to be aligned with the most modern management practices. Two classes of MBA Negócios Bancários (FGV ) and one class of MBA Negócios Bancários on-line (FGV-RJ) were concluded, in groups made exclusively for Bradesco, and a new MBA Controller (FIPECAFI) class is in progress, amounting to 130 professionals of different areas of the Organization.

Insurance Group

Projects for Bradesco Seguros e Previdência are in progress supported by the UniverSeg (Insurance Knowledge Universe) brand, which aims to provide all the action of training for employees, insurance brokers and dealerships, targeted at the insurance segment, as a single, corporate project, contributing to the Insurance Company to be the best place for the broker set his/her production, the best place for the insured insure his/her life, health, assets and the best place to work for.

New projects are under development for UniverSeg with highlights to UniverSeg on the Stage, using the interactive theater methodology, which works with themes connected to the performance of insurance brokers and dealerships that sell products of Bradesco Seguros within the scope of our branches. The outcome of the project has been surprising and significant, for it meets all the goals proposed by the Insurance Company and, in view of this experience, this program may be offered to the internal public, focusing actions on quality of assistance and on the improvement of professional performance.

In the first half of 2006, more than 33,000 professionals were qualified in programs developed by means of several training media: TreiNet, Videotraining, Presence and Post-university Courses (MBA), in addition to qualification to third parties, where we had 9,500 participations of brokers and 500 of other service providers, totaling 10,000 participations. The emphasis of the projects developed was on the assistance of Branches and Assistance Center of the Insurance Group, searching for specific alternatives to align the development needs of the employees and brokers with the satisfaction of the client/insured, in the continuous search for efficiency of our service provision.

We also continued with the Movere Project, started in

October 2005, resulting from a mapping carried out in the team of managers of the Headquarters. The work has been focused on the development of competences: guidance for Learning and Change, Strategic View and Planning, People Management and Leadership, using as methodology courses, lectures, workshops and meetings. The project is innovative in view that it was exclusively designed for the development of teams and the training and development actions are always focused on the sales team.

Certification in Investment Products

Programs that prepare for the exam of Certification in Investment Products are in progress and are specially prepared for employees who need to obtain a certification, after study of the material previously made available. In this 1st half, two certification exams in which 1,766 professionals were certified.

The average approval index reached by Bradesco in all exams was 79%, while the market index stood at 70%. This fact consolidates the concern the Organization has to adequately prepare professionals and also the involvement shown by employees during the certification process.

These figures enabled the certification, until the end of this half, of more than 9,250 professionals directly involved in the assistance to clients of the Branches Network and to qualified investors in conformity with the compliance with the Resolution 3,158/03, of the Brazilian Monetary Council.

The CFPTM – Certified Financial Planner exam was also performed, and 15 professionals were approved in the Private Banking area assuring the quality of customer service also in this segment.

Incorporation of BEC

In May Bradesco concluded incorporation process of BEC, Banco do Estado do Ceará, when we made available training in managerial and operational courses, for the appropriate operationalization of Bradesco system, client assistance and performance of businesses, by means of the understanding of concepts, techniques and business policies of the Organization.

TreiNet – On-line training

In June, Treinet was the winner of e-Learning Brazil 2006 award, in the Corporate Diamond category, reinforcing that the resources offered by the tool make possible the dissemination of a new knowledge in a indistinct way, becoming a difference for our employees, who in addition to meeting the Organization’s interests, may plan their learning actions according to their needs, respecting their personal preferences of time, places and time of assimilation of contents.

Bradesco reached more than 1.390 million participations in the 71 courses available, since its implementation in 2000. In the 1st half of 2006, 18 new titles were launched, with 119 thousand participations in financial, operational and information technology issues.

On-line training is also used in the implementation of new business or back-office tools, for example the recent implementation of SAP, which in this 1st half recorded nearly 585 thousand participations in the 27 courses made available for the use of the tool. It would not be possible to adequately train 75 thousand presence employees in the same period and the use of other distance training media, such as videotraining or even brochures, would not allow the same results.

In English learning, on-line training has also been a differential, enabling the participation of around 1,000 employees in courses from basic to advanced level.

In partnership with Fundação Bradesco, TreiNet courses are available for clients who hold a Bradesco University Account. Moreover, by means of the website 100% broker of Bradesco Seguros e Previdência, TreiNet is also available for brokers and concessionaires who sell the Organization’s insurance products.

Evolution of courses launched in TreiNet

Brochures and Videotraining

Based on the demands of Bradesco areas of standard and operational issues, with a view at the awareness of employees, in this period we made available three Brochures, one about the Alert System (SALE), with the purpose of providing employees with a basic view of the Alert Systems, in order to facilitate the understanding of how the system organizes information coming from the data base and how to use this information for loan analysis and management; the other brochure is about the Management of Administrative Expenses, mainly the importance of the effective follow-up and control of administrative expenses in all premises of Bradesco and the third one that comprises the Pé Quente Savings Bonds Products.

Other three new videotrainings were also launched: A Matter of Posture, which makes employees aware of the importance of posture in the prevention of occupational diseases; the video Code of Defense of the Bank Client – New Edition, which was reedited with the purpose of training employees about the main rules and procedures defined in the Resolution 2,878 – Code of Defense of the Bank Client, and the video ISO 14001, OHSAS 18001 and SA8000 Management System, which was prepared comprising the main items of the certifications mentioned, searching for a language that makes the employee aware of the importance of the commitment and participation of each one, in their contexts, for issues of environmental management, occupational safety and health management and the social responsibility system.

Social and Corporate Responsibility

We continued with the projects that focus on human valuation such as: Youth Apprentice Program, Young Citizen Program and Internship Programs, among them, the Bradesco Program – Unipalmares (Universidade Zumbi dos Palmares). These programs benefit youngsters in the beginning of their careers, with qualification, social inclusion, as well as personal and professional development. Also under this context, Bradesco developed preparatory training in Libras (the sign language for deaf-mute people), for employees providing direct services to disabled clients.

Evolution in Employee Training Participation – thousands

Total Amount Invested in Training – R$ million

Fundação Bradesco – The Bradesco Organization’s Social Action

Background

Fundação Bradesco, a non-profit entity, headquartered at Cidade de Deus, Osasco, SP, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and in the Federal District.

Objectives and Goals

Through the pioneer action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and the effective exercise of citizenship.

Accordingly, the reach of Fundação Bradesco has been expanded yearly, increasing the number of enrolled students from 13,080 to more than 107,944 over the last twenty-five years. The schools of Fundação Bradesco run free education for Kindergarten, Primary School and High School, Continued and Preliminary Education of Workers as well as High School Technical Professional Education in IT, electronics, industry, management and agribusiness. Distance learning is also offered as part of the Youth and Adult Basic Education Equivalency programs via Teleeducation and the Virtual Classroom site.

Areas and Methods of Action

Basic Education

Basic Education comprises the Kindergarten, Primary School (first to eight grades) and High School, comprising more than 43.61% of all students on courses provided on a free basis by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health and dental care.

Fundação Bradesco is always evaluating the contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units and that propose ongoing interactions among them.

The schools are understood as a privileged environment for citizenship values and for regarding students as original and creative human beings, who learn through experiences in both school and society.

Hence, their potential and needs to interact and reflect on the diversity of knowledge are essential.

The multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive and that their role in learning is faced as a producer of knowledge.

On this intent, Fundação Bradesco offers various continued education opportunities to educators, including long-distance courses.

These resources have resulted in the compilation of diverse learning materials, including text books used up to the fourth grade of Primary School, Philosophy for High School and Cultural Diversity as well as other supporting materials.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to a new model of technical education in force in Brazil. Bradesco structured the subjects of the course, prioritizing the demands from the market and the society from a brand new perspective, offering work preparation.

High School Technical Education

Based on the professional areas of Agribusiness, Management, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the school units are located.

The content of these courses aims to ensure a strict relation among work, knowledge and citizenship.

The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

When offering to students, who arise from underprivileged backgrounds, courses whose content will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continued Qualification of Workers

Fundação Bradesco offers on a free of charge basis this mode of education, designed for the needs of update, qualification and re-qualification of workers with different school levels. There are more than 100 options for free courses, presenting flexible programs, in the same track of the labor market conditions, in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering Services). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, once the classrooms are taken up to the companies, respecting the different working hours and avoiding the need for students to travel to the school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a socio-constructive concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes awake the interests and motivate learners, guaranteeing the success of the course.

The main purpose of the Fundação Bradesco is to prepare students to improve their life conditions, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Material Facts

To celebrate the environment month, Fundação Bradesco took part in the event Viva a Mata, promoted by Fundação SOS Mata Atlântica in Parque do Ibirapuera-SP. They showed the results of the partnership which ensures the maintenance of nurseries of production of native seedlings in the schools and qualification programs of teachers for the development of projects in environmental education.

The School Unit of Laguna-SC promoted the International Seminar “The Guarani Culture” with presentation of projects made by teachers and students involved in the Karay Ouá Project (Renascer do Sol). The purpose of the event was to discuss issues related to ethical matters and cultural plurality and counted on the participation of experts in studies about diversity in Latin America.

Bradesco sponsored the 5th Volunteering Action Show, an event promoted by GIFE – Group of Institute Foundations and Companies, which took place in Curitiba-PR simultaneously to the 4th Congress about Private Social Investment. The Organization’s social-environmental responsibility actions were presented, highlighting the 50 years of the Fundação, in addition to projects developed by the Committees of its Schools gathered in the booklet “Educational Volunteering” which was distributed to the public.

The Fundação presented projects carried out in its farm-schools of Canuanã-TO and Bodoquena-MS during the V Exposition of Farming Technology “Science for Life”. Carried out by Embrapa, the Brazilian Farming Research Company, it is considered the largest event of the sector in Brazil, strategically created for the promotion of the agribusiness and development of science and technology.

Main Acknowledgments

International Championship of Robotics First Lego League – FLL: ten students of the 10th grade of Osasco School, Unit I, took part in the championship, carried out in Atlanta in the United States. The championship involved 83 teams of students from 16 countries, who use science and technology to study and explore themes important to society. Fundação Bradesco achieved the 2nd place in the Scientific Research Category.

VII National Contest of Posters: a project of the School Unit of Paragominas-PA achieved the 3rd place, and was awarded in the Palácio da Alvorada in Brasília.

2006 E-Learning Brazil Award: Fundação Bradesco was acknowledged in the Educational Category – Star and as a National Material Contribution – Diamond, for the results of its work in long distance education in consecutive years.

Race and Gender Award: an educational project carried out by the School Unit of Cuiabá-MT was honored with the seal and diploma “Race and Gender”, an action of the local city hall, which acknowledges institutions, entities and people involved in the fight against racism, racial and gender discrimination and in the construction of a culture of peace and social justice.

School’s Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia – GO	2,251	Maceió – AL	2,270
Bagé – RS	2,181	Manaus – AM	2,429
Boa Vista – RR	2,387	Marília – SP	3,200
Bodoquena – MS	1,197	Natal – RN	2,245
Cacoal – RO	2,370	Paragominas – PA	2,295
Campinas – SP	4,618	Paranavaí – PR	1,889
Canuanã – TO	1,287	Pinheiro – MA	2,156
Caucaia – CE	2,230	Propriá – SE	2,127
Ceilândia – DF	3,180	Registro – SP	2,321
Cidade de Deus – Osasco – SP		Rio Branco – AC	2,826
• Unit I	4,099	Rio de Janeiro – RJ	4,118
• Unit II	2,816	Rosário do Sul – RS	1,072
• Education Offices of Youngsters and Adults	7,816	Salvador – BA	2,159
• Preliminary and Continued Qualification of Workers	4,500	São João Del Rei – MG	2,224
Conceição do Araguaia – PA	2,532	São Luis – MA	2,400
Cuiabá – MT	2,530	Teresina – PI	2,280
Feira de Santana – BA	808	Vila Velha – ES	2,071
Garanhuns – PE	843
Gravataí – RS	3,450
Irecê – BA	2,494	Preliminary and Continued Qualification of Workers Rural Area – Artificial Insemination
Itajubá – MG	2,656
Jaboatão – PE	2,517
Jardim Conceição – SP	2,695	Campo Grande – MS	200
João Pessoa – PB	2,240
Laguna – SC	2,073
Macapá – AP	2,028	Total (*)	108,080
		(*) Assistance estimated for 2006.

Fundação Bradesco – An Educational Project as large as Brazil

Financing

Funds for the financing of the activities of Fundação Bradesco derive from income, exclusive of its own Stockholders’ Equity.

Investments in the last 10 years	R$ 1.164 billion
Investments in 2005	R$ 167.061 million
Investments estimated for 2006	R$ 184.011 million

Courses – Grades

	Assistance Estimated
	for 2006

	Students	% of Total

Kindergarten	488	0.45
Elementary School	33,398	30.90
High School	13,247	12.26
Youth and Adult Education	21,705	20.08
Preliminary and Continued Qualification of Workers	35,576	32.92
High School Technical Professional Education	3,666	3.39
Total	108,080	100

Student Profile – Rendering of Services Basis in 2005

Increase in the Number of Students

Social Report – 1st Half 2006 and 2005

1) Calculation basis

	1st Half of 2006 – R$ thousand	1st Half of 2005 – R$ thousand

Net revenue (RL) (1)	8,166,504	7,157,467
Operating income (RO)	4,587,535	3,730,268
Gross payroll (FPB)	2,887,674	2,466,949

2) Internal social indicators

	R$ thousand	% on FPB	%on RL	R$ thousand	% on FPB	% on RL

Meals	242,908	8.4	3.0	223,570	9.1	3.1
Compulsory social charges	505,428	17.5	6.2	474,819	19.2	6.6
Private pension plans	149,801	5.2	1.8	126,966	5.1	1.8
Healthcare insurance	138,538	4.8	1.7	121,212	4.9	1.7
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	22,750	0.8	0.3	23,721	1.0	0.3
On-site child care and child-care benefit	19,959	0.7	0.2	21,782	0.9	0.3
Employee profit sharing	189,937	6.6	2.3	142,891	5.8	2.0
Other	49,490	1.7	0.6	46,017	1.9	0.6
Total –Internal social indicators	1,318,811	45.7	16.1	1,180,978	47.9	16.4

3) External social indicators

	R$ thousand	% on RO	% on RL	R$ thousand	% on RO	% on RL

Education	506	–	–	185	–	–
Culture	3,222	0.1	–	3,249	0.1	–
Health and basic sanitation	1,007	–	–	170	–	–
Sports	–	–	–	5	–	–
Prevention of hunger and food security	–	–	–	100	–	–
Other	4,141	0.1	0.1	3,180	0.1	–
Total contribution to society	8,876	0.2	0.1	6,889	0.2	–
Taxes (excluding social charges)	2,263,672	49.3	27.7	1,946,862	52.2	27.2
Total – External social indicators	2,272,548	49.5	27.8	1,953,751	52.4	27.2

4) Environmental indicators

	R$ thousand	% on RO	% on RL	R$ thousand	% on RO	% on RL

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs/projects	–	–	–	–	–	–
Total investments in environmental protection	–	–	–	–	–	–

As regards the establishment of "annual goals" for minimizing waste,	( ) has no established goals ( ) complies 51 to 75%			( ) has no established goals ( ) complies 51 to 75%
general production/operation consumption and the efficient use of natural resources, the company:	( ) complies 0 to 50% ( ) complies 76 to 100%			( ) complies 0 to 50% ( ) complies 76 to 100%

5) Employees indicators

	1st Half of 2006	1st Half of 2005

Employees at the end of the period	75,295	72,862
Admissions during the period	4,380	3,159
Outsourced employees	8,013	7,170
Trainees/interns	1,132	525
Employees older than 45	6,826	5,630
Women employees	35,107	33,655
% of management positions held by women	41.8	41.0
Black employees	9,142	5,888
% of management positions held by blacks	12.8	7.2
Disabled employees or employees with special needs	794	754

6) Significant information regarding the level of business citizenship

	1st Half of 2006	Targets – 1st Half of 2007
Ratio between maximum and minimum salary:	20.7	N/A
Total number of occupational accidents:	108	Staff awareness for avoiding accidents in the work place
The company's social and environmental projects were established by:	( ) directors ( x ) directors and managers ( )all employees	( ) directors ( x ) directors and managers ( ) all employees
Occupational safety and health standards were defined by:	( ) directors ( ) all employees ( x ) all + Cipa	( ) directors ( ) all employees ( x ) all + Cipa
As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere ( ) complies with OIT rules ( ) encourages activities and complies with OIT rules	( x ) does not interfere ( ) complies with OIT rules ( ) encourages activities and complies with OIT rules
Private pension plans are offered to:	( ) directors ( ) directors and managers ( x ) all employees	( ) directors ( ) directors and managers ( x ) all employees
The company's profit sharing plan is distributed to:	( ) directors ( ) directors and managers ( x ) all employees	( ) directors ( ) directors and managers ( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered ( ) are suggested ( x ) are required	( ) are not considered ( ) are suggested ( x ) are required
As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere ( x ) gives support ( ) organizes and encourages participation	( ) does not interfere ( x ) gives support ( ) organizes and encourages participation
Total number of consumer’s complaints and critics:	In company: N/D At Procon: N/D At court: N/D	In company: N/D At Procon: N/D At court: N/D
% of complaints solved:	In company: N/D At Procon: N/D At court: N/D	In company: N/D At Procon: N/D At court: N/D
Total added value to be distributed (in R$ thousand):	1st Half of 2006: R$ 8.527.251	1st Half of 2005: R$ 7.071.463
Distribution of added value (DVA):	33.6% government 29.7% taxpayers 13.5% stockholders 23.2% withheld	32.6% government 30.4% taxpayers 13.1% stockholders 23.9% withheld

7) Other information

The information contained in the Social Report was reviewed by PriceWaterhouseCoopers Auditores Independentes.

(1) Net Income (RL) is considered Gross Income from Financial Intermediation.	N/D – Not available.
N/A – Non-applicable.

7 - Independent Auditors’ Report

(A free translation from the original in Portuguese)

Independent Auditors' Report on Limited Review of Supplementary Accounting Information Contained in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility

To the Board of Directors
Banco Bradesco S.A.

1.
In connection with our audit of the financial statements of Banco Bradesco S.A. and its subsidiaries (consolidated) as of June 30, 2006, on which we expressed an unqualified opinion in our report dated August 4, 2006, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility. This supplementary information was prepared by the Bank’s management and is presented to permit additional analysis and should not be considered as an integral part of the financial statements.

2.
Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC, for purposes of our review of the supplemental accounting information contained in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria used for the preparation of this supplementary accounting information and (b) a review of the significant information and the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries.

3.
Based on our limited review, we are not aware of any material modifications which should be made to the supplementary information referred to above in order that such information be fairly stated, in all material respects, in relation to the financial statements taken as a whole, referred to in paragraph one.

4.
The supplementary accounting information, referred to in paragraph 1, also includes accounting information presented for comparison purposes for the six-month period ended June 30, 2005. The review of the supplementary accounting information for that six-month period was conducted by other independent auditors, who issued an unqualified report on the special review dated August 5, 2005.

São Paulo, August 4, 2006

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

8 - Financial Statements, Independent Auditors' Report, Summary of the Audit Committee Report and Report of the Fiscal Council

Management Report

Dear Stockholders,

We are pleased to present the Financial Statements of Banco Bradesco S.A. for the 1st half of 2006, as well as the consolidated financial statements, pursuant to the Brazilian Corporate Law.

The economic environment in the period was pointed out by the relaxation process of the monetary policy, jointly with the strong inflation reduction of consumer and wholesale prices. With the interest decrease, the activity had clear signs of upturn, mainly the consumption of families and investment. The closeness of the presidential elections may not generate volatility to the markets, and that has made attentions be drawn to the international uncertainties. As the Brazilian economy is much more solid and resistant to this international context, it is expected the continuity of the domestic and income growth, favoring loan operations without relevant concerns with delinquency.

Among the material events in the period at Bradesco Organization, we point out the following:

  On March 20, a partnership was entered into with American Express Company, by means of which Bradesco took over its credit card operations and similar activities in Brazil, starting to have the exclusivity right for the issuance of cards of the Centurion line, for a minimum period of 10 years, and the management of the network of establishments using Amex Cards. The operation was approved by the Brazilian Central Bank in June 28, 2006.
  On March 24, a 15% increase in the amount of the Monthly Interest on Own Capital, paid as of May/2006, increasing it from R$ 0.028500000 to R$ 0.032775000 (net of income tax – R$ 0.027858750), related to common stocks, and from R$ 0.031350000 to R$ 0.036052500 (net of income tax – R$ 0.030644625), to preferred stocks, both per stock, paid in advance to stockholders, in conformity with the Monthly Compensation System, on the account of the result reached at the end of the year.
  On March 28, a partnership was entered into among Bradesco, Fidelity National Information Services, Inc. and Banco ABN AMRO Real S.A., for the creation of Fidelity Processadora e Serviços S.A., which provides services related to card activities, pointing out processing, Call Center management, back office support, risk management and collection services.
  On May 15, integration of Banco BEC S.A. to Bradesco, with the change of BEC Branches into Bradesco Branches. The initiative optimized resources, joining specialties and the dedication of the work force, always with the purpose of providing clients with the maximum of quality in products and services.
  On June 8, partnership with GBarbosa, one of the main retail chains of Northeastern Brazil, to manage the Credit Card Private Label Credi-Hiper, and, on July 14, with COOP – Cooperativa de Consumo, Latin America’s largest cooperative, for the launch and management of the Card Private Label Coop Fácil. The agreements will offer the possibility of access to Bradesco’s products and services.

1. Result in the Period

Bradesco, in this 1st half of 2006, recorded a Net Income of R$ 3.132 billion, corresponding to R$ 3.20 per stock and an annualized profitability of 31.32% on the final Stockholders’ Equity and of 33.39% on the average Stockholders’ Equity. The annualized return on Total Assets was 2.71%, equal to the same period of the previous year.

Taxes and contributions, including social security, paid or provisioned in the period, resulting from the main activities developed by Bradesco Organization, totaled R$ 2.769 billion, equivalent to 88.40% of the Net Income.

On June 30, the Operating Efficiency Ratio – IEO, accumulated for 12 months, was 42.75% against 48.05% in June/2005. The improvement reflects the strict control of administrative expenses and the permanent effort for the increase in revenues.

Monthly and Interim Interest on Own Capital paid and provisioned to stockholders added up to R$ 1.148 billion. Thus, for each stock, R$ 1.227771 (R$ 1.043605 net of withholding income tax) were attributed, including the additional of 10% for preferred stocks, and R$ 1.116155 (R$ 0.948732 net of withholding income tax) for common stocks.

2. Capital and Reserves

At the end of the 1st half, the paid-up Capital Stock was R$ 13 billion. Added up to Equity Reserves of R$ 8.461 billion, it comprised the Stockholders’ Equity of R$ 21.461 billion, with an evolution of 22.99% compared to the same period of the previous year, corresponding to the equity amount of R$ 21.92 per stock.

The Managed Stockholders’ Equity represents 9.24% of the consolidated Assets, which added up to R$ 232.935 billion, an increase of 19.74% over June/2005. Thus, the capital adequacy ratios reached 18.67% in the financial consolidated and 16.51% in the economic-financial consolidated, therefore higher than the minimum of 11% set forth by Resolution 2,099, as of 8.17.1994, of the National Monetary Council, in conformity with the Basel Committee. At the end of the first half, the stockholders' equity to fixed assets ratio, compared to the Consolidated Reference Stockholders’ Equity, was 48.03% in the financial consolidated and 16.40% in the economic-financial consolidated, placed in the maximum limit of 50%.

In compliance with the provision in the Article 8 of the Circular 3,068, as of 11.8.2001, of the Central Bank of Brazil, Bradesco states it has financial capacity and intention to hold to maturity securities rated in the “securities held to maturity” category.

3. Funding and Asset Management

The global volume of funds raised and managed by Bradesco Organization, on June 30, corresponded to R$ 343.628 billion, 21.31% higher than the same period of the previous year, namely:

  R$ 107.614 billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Accounts;
  R$ 137.648 billion in assets under management, comprising Investment Funds, Managed Portfolios and Quotas of Third-Party Funds, a 26.88% growth compared to the same period of the previous year;
  R$ 48.687 billion recorded in the Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection and Related Taxes, Funds From Issuance of Securities and Subordinated Debt in the Country;
  R$ 43.947 billion recorded in Technical Provisions for Insurance, Supplementary Private Pension Plans and Savings Bonds, with an increase of 20.29% when compared to the previous year;
  R$ 5.732 billion in Foreign Funding, by means of public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$ 2.648 billion.

4. Loan Operations

Consolidated loan operations, at the end of the first half, recorded a balance of R$ 88.643 billion, increasing 27.02% compared to June/2005, including in this amount:

  R$ 5.767 billion in Advances on Foreign Exchange Contracts, for a total Portfolio of US$ 5.320 billion of Export Financing;
  US$ 563.428 million of operations in Import Financing in Foreign Currencies;
  R$ 3.178 billion in Leasing;
  R$ 6.865 billion in businesses in the Rural Area;
  R$ 32.310 billion in Consumer Financing;

  R$ 8.489 billion referring to onlending operations of external and internal funds, mainly coming from BNDES – Brazilian Development Bank.

In the first half, for the activities of Real Estate Loan, the Organization destined funds for house construction and acquisition in the amount of R$ 1.344 billion, corresponding to 11,835 properties.

The consolidated balance of allowance for doubtful accounts reached R$ 5.833 billion, equivalent to 6.58% of the total volume of loan operations, with R$ 1.080 billion of additional provision in relation to the minimum required by the Central Bank.

5. Capital Markets Operations

With a highlighted performance in the Capital Markets Area, Bradesco intermediated important operations of public placement of stocks, debentures and promissory notes, and also took part in structured operations, pointing out Credit Right Investment Funds, which, in the period, added up to R$ 8.963 billion, 29.39% of the total volume of issuances registered at the CVM – Brazilian Securities and Exchange Commission. The Bank was also highlighted in assisted special operations, comprising mergers and acquisitions, project finance and corporate and financial restructurings.

6. Bradesco Assistance Network

Bradesco Organization’s Network, made available for clients and users, at the end of the first half was comprised of 13,644 branches with 23,551 machines of Bradesco Day&Night Self-Service Network, 22,164 of them working even on the weekends and holidays. In addition, more 2,841 machines of Banco24Horas (24-hour Bank) were made available for Bradesco clients for withdrawal operations, issuance of statements and balance consultation.

2,993	Branches in the country (2,992 Bradesco and 1 Banco Finasa);

3	Branches Overseas, 1 in New York, 1 in Grand Cayman and 1 in Nassau, in Bahamas (Boavista);

5
Subsidiaries overseas (Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Services Co., Ltd., in Tokyo and Cidade Capital Markets Ltd., in Grand Cayman);

5,533	Banco Postal Branches;

2,513	Corporate Site Branches;

2,327	Outplaced Terminals of Bradesco Day&Night Self-Service Network;

270
Branches of Finasa Promotora de Vendas, a company present in 17,431 car dealers and 22,350 stores trading furniture and home décor, tourism, auto parts, information technology programs and equipment, home building material, clothing and footwear, among others.

7. Grupo Bradesco de Seguros e Previdência

Grupo Bradesco de Seguros e Previdência, with a strong operation in the Insurance, Supplementary Pension Plans and Savings Bonds areas, recorded on June 30 a Net Income of R$ 1.041 billion and Stockholders’ Equity of R$ 6.305 billion. Net premiums issued recorded R$ 8.646 billion, with a 16.41% growth compared to the same period of the previous year.

8. Corporate Governance

The adoption of the best Corporate Governance practices has enabled Bradesco Organization to improve the relationship with investors and other interested parties as well as improve performance in all operation segments. Up to date, we have adopted many initiatives, such as: the monthly payment of dividends, 100% Tag Along, for the common stocks and 80% for the preferred stocks; Corporate and Departmental Codes of Ethics for the Accounting and Financial Management Areas; Instrument of Policies for Disclosure of Material Act or Fact and Trading of Securities; attendance of two independent board of directors’ members; adhesion to the Equator Principles and the Global Compact; progress in the transparency of information to the market and release in three languages – Portuguese, English and Spanish; and Disclosure, Audit, Internal Controls and Compliance, Compensation, Expenses Evaluation, Social-environmental Responsibility and Corporate Governance Committees, accurate definition of the attributions of each Management Body.

Another highlight is that Bradesco Stocks, since June/2001, take part in the Level 1 of Corporate Governance of BOVESPA and, since December/2005, started to integrate ISE – Bovespa’s Corporate Sustainability Index, in addition to the achievement, by the Bank, of the specific Corporate Governance rating AA-Best Practices. Thus, we can see the Organization’s commitment to its stockholders, clients, investors, employees and the public in general, highlighting the different aspects of stability, transparency, liquidity and social and environmental responsibility. The Bank, as it has stocks traded on foreign stock exchanges, also makes its financial statements in US GAAP, North American accounting practices.

It is also important to mention that, on May 19, Standard & Poor’s Rating Services attributed Bradesco, in its Global Scale, ratings of counterparty credit in foreign currency and local currency “BB+/B” (long and short terms). In the Brazil Domestic Scale, it granted the Bank the rating of counterparty credit “brAA+”. In this same Scale, the two subsidiaries Bradesco Seguros e Previdência and Bradesco Capitalização had the ratings of counterparty credit increased from “brAA” to “brAA+”. These ratings are one level above the rating of sovereign credit in foreign currency attributed to the Federative Republic of Brazil (“BB/Stable/B”).

On May 22, with the intention of reaffirming the permanent commitment to strengthen the Organization and, consequently, contribute to its continuity, Bradesco Organization’s Corporate Governance Policy was approved. Further information as to the practices adopted may be obtained in the website www.bradesco.com.br, Corporate Governance page.

In the period, it is worth mentioning that Bradesco Organization, in compliance with the Instruction 381, issued by the Brazilian Securities and Exchange Commission, neither contracted nor had services rendered by PriceWaterhouseCoopers Auditores Independentes unrelated to the independent audit in levels higher than 5% of total costs thereof. The policy adopted complies with the principles preserving the Auditor’s independence, pursuant to the internationally accepted criteria, such as: the auditor shall neither audit his own work, nor perform management duties with his client or promote his interests.

The Annual Stockholders’ Meeting as of March 27 resolved to maintain the Fiscal Council, composed of 3 sitting members and 3 deputy members, with a term of office until 2007, being 1 sitting member and deputy chosen amongst preferred stockholders.

8.1. Internal Controls and Compliance

The Internal Controls and Compliance system, subordinated to the guidance and supervision of the Board of Directors, is an important instrument in the management of businesses and activities of Bradesco Organization, with a view to ensuring the compliance with legal and regulatory rules, guidelines, plans, procedures and internal rules, and minimize the risks of equity losses and harm to the image.

The Organization, in compliance with the Sarbanes-Oxley Act, contracted an audit firm internationally acknowledged in certification of internal controls to conduct an evaluation of its processes and its systems. More than 150 thousand hours were invested, among external and internal resources, highlighting the analysis of processes, revaluation of its flows and design and application of adherence tests aiming at the effectiveness of the controls. The works provided improvement of the structure of internal controls and compliance, of the documentation of significant processes and flows, being aligned with the main control frameworks, such as the COSO and the COBIT, which comprise Corporate Governance and Technology aspects.

As provided for in the Article 302 of the Sarbanes-Oxley Act, the design of the internal controls processes are adherent, and deficiencies that compromise their certification have not been identified, which will involve the evaluation of the adherence to the processes and the issuance of a report with reference date as of December 31, 2006, to be filed with the Securities and Exchange Commission – SEC jointly with the corresponding financial statements in US GAAP.

It is incumbent upon the Internal Controls and Compliance Committee to evaluate, issue an opinion and submit to the approval of the Board of Directors the Conformity Reports of the Internal Controls.

Money “Laundering” Combat

Bradesco Organization maintains a policy to prevent and combat money “laundering”, which strictly complies with the laws and regulations in force. Its complies is structured with a specific area, liable for the management and monitoring of operations and financial transactions carried out in its business environments.

Information on client, supported by systems continuously improved for the monitoring and the identification of unusual operations, has the clear purpose of preventing the use of the Organization in the practice of “laundering” of financial funds.

These measures, combined with specific analyses, contribute to the full compliance with the policy defined by the Senior Management and enable to protect the Institution, managers, stockholders, clients and employees.

8.2. Policies for Transparency and Disclosure of Information

Concerning the relationship with investors and the market in general, 63 internal and external meetings with analysts were promoted in the period, 7 conference calls, 4 presentations to APIMEC –Association of the Capital Markets Investment Analysts and Professionals and 4 events abroad, besides quarterly release of Report of Economic and Financial Analysis, a detailed collection of information most requested by specialized readers.

On the website www.bradesco.com.br, Investor Relations Section, you can access information related to Bradesco Organization, for instance, its profile, history, ownership structure, management reports, financial results, last acquisitions, meetings at the Market Analysts Associations (Apimec and Abamec), besides other information about the financial market, in the Portuguese, English and Spanish versions.

The Bank distributes monthly a newsletter named as “Cliente Sempre em Dia” (Updated News for Client), with circulation of 700 thousand copies; quarterly, the “Acionista Sempre em Dia” (Up-to-Date Stockholder), with 30 thousand copies, “Revista Bradesco” (Bradesco Magazine), with 26 thousand copies and “Revista Bradesco Rural” (Bradesco Rural Magazine), with 10 thousand copies, all of them targeting external readers. Annually it publishes the Management and the Social Responsibility Reports.

8.3. Social-environmental Responsibility

The social-environmental issue and its impacts on the economic development of the communities and of the country play an important role in Bradesco’s strategic planning. In the period, the Bank decided to adopt the reviewed version of the Equator Principles, ratifying the commitment of evaluating, still under this aspect, all project financing with amount equal or higher than US$10 million. And among its consumption materials, it also started using recycled paper to make checkbooks, produced with the same safety, quality and reliability already seen by all the market.

In addition to this, Bradesco obtained ISO 14001 Certification, granted to companies with proved support practices in the preservation of sustainability of the planet, and the OHSAS 18001 Rule Certification of Occupational Health and Safety, which allows the establishment and development of conditions contributing to a safe and healthy work environment, for the Edifício Bradesco Avenida Paulista in São Paulo, SP.

The Social-environmental Responsibility Corporate Policy, which sets forth the guidelines about the theme, is available in the Corporate Governance page on the Investor Relations website www.bradesco.com.br/ri, inclusively in the English and Spanish languages, increasing the visibility of the Organization’s actions related to the sustainable development.

9. Risk Management

Directly subordinated to an Executive Officer and Presidency of the Bank and carried out independently, the risk management involves an integrated set of controls and processes, comprising credit risk, market risk and operating risk. By principle, the Organization adopts a conservative policy in terms of exposure to risks, and the guidelines and limits are defined by the Senior Management.

9.1. Credit Risk

The Credit Risk management observes the best practices existing in the market and aims at complying with the requirements proposed in the New Basel Accord, requiring a high level of discipline and control in the analyses of operations, preserving the integrity and independence of processes. This management occurs by means of a continuous and evolutionary process of mapping, assessment and diagnosis of models, instruments, policies and procedures in force, supported by study and analysis integrated to the Organization’s reality.

9.2. Market Risk

Market risk is followed, assessed and managed by means of methodologies and models aligned with the best practices of the domestic and foreign markets and with the recommendations and rules of the regulating bodies. The market risk management policy is conservative, and the VaR (Value at Risk) limits are defined by the Senior Management and daily monitored, in an independent way.

9.3. Operating Risk Management

The effective success for the excellence in the Operating Risk management is based on the dissemination of culture, disclosure of policies and implementation of corporate methodologies. In this sense, Bradesco Organization applies these assumptions and considers the risk management activity essential for the generation of value added, by means of the improvement of internal processes and systems, as well as the support to the business areas, having as purpose the improvement of the operating efficiency and the decrease of capital to be allocated.

With a continuous work to be aligned with the best market practices in the operating risk management, Bradesco is able to meet the guidance of the New Basel Capital Accord, in the schedule established by the Central Bank of Brazil, by means of the Notice 12,746, as of December 2004. The Organization’s goal is to reach a qualification for the Capital Allocation Model by the Advanced Internal Measuring Approach (AMA), as the adoption of this method will provide lower capital allocation.

It is also worth pointing out that a new corporate systemic platform is under development, which will integrate in a single database the information of Operating Risk and Internal Controls, comprising inclusively the requirements set forth by the Sarbanes-Oxley Act. The result reached foresees to assist the Bank in the increase of quality of the management of its risks and controls, contributing to the improvement of the operating efficiency indexes, in addition to meeting the legal requirements.

10. Bradesco Organization’s Social Action

In the social area, the Organization continues with its expensive work, mainly by means of the educational and assistance programs of Fundação Bradesco, which maintains 40 Schools set up mainly in regions with social-economic needs, in all Brazilian States and in the Federal District. The program provides more than 108 thousand students with totally free education, including education courses targeted at youngsters and adults and initial and continued education of workers. Out of these, more than 50 thousand students of the elementary, middle and high schools and technical professional courses receive, also on a free basis, food, uniform, school supply and medical and dental assistance.

It is worth pointing out Bradesco’s support to Finasa Esportes Program with volleyball and basketball training centers at Fundação Bradesco, in Osasco, SP, and in local schools and sports centers in the city. It currently assists 3,093 girls from 10 to 16 years of age.

11. Human Resources

In the Human Resources area, searching for a permanent evolution in the quality of assistance and in the level of the services provided, the Bank maintains its wide training program, aiming at the qualification and professional development of the staff. In the first half of 2006, 735 courses were carried out, with 802,782 participations. On June 30, the assistance benefits aimed at the improvement of the quality of life, well being and safety of the employees and their dependents comprised 174,386 lives.

12. Acknowledgments

Seen in a comprehensive way or by specific activity area, the results reassure Bradesco’s effort to exceed expectations, always based on the quality of services and on the permanent determination to offer the best assistance. For the achievements and advances reached, we thank our stockholders and clients for their support and trust and our employees for their dedicated work.

Cidade de Deus, August 4, 2006

Board of Directors and
Board of Executive Officers

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2006		2005

	June	March	June

Current assets	179,631,457	164,978,265	149,399,503
Funds available (Note 6)	3,161,288	3,012,703	3,081,453
Interbank investments (Notes 3b and 7)	27,094,311	23,347,982	22,766,776
Open market investments	22,191,566	15,550,118	18,372,684
Interbank deposits	4,902,818	7,797,865	4,397,027
Allowance for losses	(73)	(1)	(2,935)
Marketable securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	57,596,912	54,842,521	51,926,621
Own portfolio	55,189,516	52,194,097	43,991,633
Subject to repurchase agreements	224,671	47,360	235,176
Derivative financial instruments	477,785	1,517,457	1,747,896
Restricted deposits – Brazilian Central Bank	681,478	313,879	4,581,552
Privatization currencies	1	1	1
Subject to collateral provided	1,023,461	766,632	1,370,363
Securities purpose of unrestricted purchase and sale commitments	–	3,095	–
Interbank accounts	17,660,635	16,547,833	15,950,914
Unsettled receipts and payments	649,614	325,459	598,099
Restricted credits: (Note 9)
– Restricted deposits – Brazilian Central Bank	16,948,478	16,173,653	15,297,826
– National Treasury – rural funding	578	578	578
– SFH	9,433	9,821	12,020
Correspondent banks	52,532	38,322	42,391
Interdepartmental accounts	160,420	325,342	61,256
Internal transfer of funds	160,420	325,342	61,256
Loan Operations (Notes 3e, 10 and 32b)	49,459,243	47,711,270	39,700,851
Loan operations:
– Public sector	201,031	253,121	208,475
– Private sector	53,320,302	51,077,791	42,426,694
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(4,062,090)	(3,619,642)	(2,934,318)
Leasing operations: (Notes 2, 3e, 10 and 32b)	1,483,979	1,328,297	1,099,919
Leasing receivables:
– Public sector	40,527	28,566	–
– Private sector	2,936,284	2,634,856	2,138,251
Leasing receivables	(1,431,106)	(1,279,854)	(996,733)
Provision for leasing losses (Notes 3e, 10f, 10g and 10h)	(61,726)	(55,271)	(41,599)
Other receivables	21,821,491	16,704,810	13,779,171
Receivables on guarantees honored (Note 10a-2)	15	10	98
Foreign exchange portfolio (Note 11a)	10,123,315	8,999,580	7,671,921
Receivables	174,639	237,884	212,863
Negotiation and intermediation of securities	1,629,657	366,589	302,253
Insurance premiums receivable	1,123,600	1,088,376	1,051,720
Sundry (Note 11b)	8,901,473	6,146,636	4,670,975
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(131,208)	(134,265)	(130,659)
Other assets (Note 12)	1,193,178	1,157,507	1,032,542
Other assets	386,611	366,013	428,085
Provision for mark-to-market adjustments	(190,327)	(178,814)	(217,382)
Prepaid Expenses (Note 3g)	996,894	970,308	821,839
Long-term receivables	47,525,220	46,605,063	40,581,692
Interbank investments (Notes 3b and 7)	475,085	411,353	606,923
Investments in the open market	8,167	–	–
Interbank deposits	466,918	411,353	607,452
Allowance for losses	–	–	(529)

Assets	2006		2005

	June	March	June

Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	12,785,236	13,826,609	12,514,791
Own portfolio	9,314,152	10,340,488	10,556,786
Subject to repurchase agreements	1,393,101	629,164	1,424,683
Derivative financial instruments	17,661	82,900	79,271
Restricted deposits – Brazilian Central Bank	657,612	1,522,512	33,126
Privatization currencies	69,984	58,752	92,445
Subject to collateral provided	1,332,726	1,084,083	328,480
Securities purpose of unrestricted purchase and sale commitments	–	108,710	–
Interbank accounts	390,869	388,433	246,686
Restricted credits (Note 9)
– SFH	390,869	388,433	246,686
Loan Operations (Notes 3e, 10 and 32b)	24,171,593	22,966,106	18,341,612
Loan operations :
– Public sector	702,976	804,360	415,069
– Private sector	24,969,308	23,597,543	19,214,142
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(1,500,691)	(1,435,797)	(1,287,599)
Leasing operations (Notes 2, 3e, 10 e 32b)	1,563,317	1,296,062	785,902
Leasing receivables:
– Public sector	118,140	87,275	–
– Private sector	3,110,423	2,633,473	1,782,454
Unearned income from leasing	(1,596,524)	(1,364,471)	(951,367)
Allowance for leasing losses (Notes 3e, 10f, 10g and 10h)	(68,722)	(60,215)	(45,185)
Other assets	7,587,056	7,203,025	7,685,296
Receivables	1,623	2,341	1,615
Negotiation and Intermediation of Securities	64,702	38,920	–
Sundry (Note 11b)	7,529,492	7,171,798	7,694,757
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(8,761)	(10,034)	(11,076)
Other assets (Note 12)	552,064	513,475	400,482
Other assets	8,153	8,370	14,536
Provision for mark-to-market adjustments	(1,547)	(1,547)	(4,372)
Prepaid expenses (Note 3g)	545,458	506,652	390,318
Permanent assets	5,778,429	4,808,022	4,560,892
Investments (Notes 3h, 13 and 32b)	1,044,832	922,327	1,019,608
Ownership in affiliated and subsidiary companies:
– Local	430,923	402,443	403,056
Other investments	1,014,284	885,596	951,520
Allowance for losses	(400,375)	(365,712)	(334,968)
Property, plant and equipment in use (Notes 3i and 14)	2,075,400	1,992,733	2,076,038
Buildings in use	1,104,263	1,127,496	1,294,487
Other property, plant and equipment in use	3,939,088	3,626,524	3,545,553
Accumulated depreciation	(2,967,951)	(2,761,287)	(2,764,002)
Leased assets (Note 14)	15,911	11,094	12,345
Leased assets	31,872	26,313	45,549
Accumulated depreciation	(15,961)	(15,219)	(33,204)
Deferred charges (Notes 2, 3j and 15)	2,642,286	1,881,868	1,452,901
Organization and expansion costs	1,471,572	1,371,218	1,191,651
Accumulated amortization	(883,907)	(816,550)	(703,170)
Goodwill on acquisition of subsidiaries, net of amortization (Note 15a)	2,054,621	1,327,200	964,420
Total	232,935,106	216,391,350	194,542,087

The Notes are an integral part of the Financial Statements.

Liabilities	2006		2005

	June	March	June

Current liabilities	135,925,689	124,335,003	120,918,348
Deposits (Notes 3k and 16a)	54,965,814	51,900,775	52,780,552
Demand deposits	16,645,884	16,240,015	14,891,617
Savings deposits	24,834,740	25,560,295	24,517,141
Interbank deposits	162,763	128,014	46,003
Time deposits (Note 32b)	13,044,998	9,714,205	13,169,304
Other deposits	277,429	258,246	156,487
Funds obtained in the open market (Notes 3k and 16b)	17,511,529	12,926,466	17,482,045
Own portfolio	2,392,521	1,795,532	3,159,003
Third-party portfolio	14,541,625	11,030,935	14,323,042
Unrestricted portfolio	577,383	99,999	–
Issuance of securities (Notes 16c and 32b)	1,830,993	1,839,053	1,203,118
Mortgage Notes	838,006	843,013	814,675
Debentures	62,959	181,065	–
Securities issued abroad	930,028	814,975	388,443
Interbank accounts	192,729	157,194	190,711
Correspondent banks	192,729	157,194	190,711
Interdepartmental accounts	1,769,833	1,267,803	1,275,702
Third-party funds in transit	1,769,833	1,267,803	1,275,702
Borrowings (Notes 17a and 32b)	5,142,653	5,606,876	6,027,285
Local borrowings – official institutions	320	328	322
Local borrowings – other institutions	21,691	7	12,593
Borrowings abroad	5,120,642	5,606,541	6,014,370
Local onlendings – official institutions (Notes 17b and 32b)	3,891,582	3,860,397	3,336,371
National Treasury	17,535	14,402	51,341
BNDES	1,835,986	1,928,559	1,530,050
CEF	9,368	9,162	5,043
FINAME	2,027,855	1,907,573	1,748,930
Other institutions	838	701	1,007
Foreign onlendings (Notes 17b and 32b)	182	374	4,228
Foreign onlendings	182	374	4,228
Derivative financial instruments (Notes 3d and 32)	394,764	1,126,052	1,618,346
Derivative financial instruments	394,764	1,126,052	1,618,346
Technical provisions for insurance, private pension plans and
savings bonds (Notes 3l and 21)	31,874,874	30,730,349	25,114,202
Other liabilities	18,350,736	14,919,664	11,885,788
Collection of taxes and other contributions	1,413,591	1,516,773	1,341,263
Foreign exchange portfolio (Note 11a)	4,678,807	3,878,459	3,180,758
Social and statutory payables	1,105,747	1,713,847	872,635
Fiscal and pension plans (Note 20a)	2,115,936	1,508,770	1,341,902
Negotiation and intermediation of securities	1,650,679	404,945	189,098
Financial and development funds	1,618	1,768	–
Subordinated debts (Notes 19 and 32b)	63,492	117,125	71,468
Sundry (Note 20b)	7,320,866	5,777,977	4,888,664
Long-term liabilities	75,335,398	71,529,055	56,063,560
Deposits (Notes 3k and 16a)	23,390,007	22,581,722	18,873,721
Time deposits (Note 32b)	23,390,007	22,581,722	18,873,721

Liabilities	2006		2005

	June	March	June

Funds obtained in the open market (Notes 3k and 16b)	11,746,125	11,110,156	3,474,446
Own portfolio	11,746,125	11,110,156	3,474,446
Funds from issuance of securities (Notes 16c and 32b)	4,370,047	4,468,206	5,474,173
Mortgage loans	7,227	300	262
Debentures	2,552,100	2,552,100	2,631,189
Liabilities of marketable securities abroad	1,810,720	1,915,806	2,842,722
Borrowings (Notes 17a and 32b)	359,374	436,670	449,967
Local borrowings – official institutions	614	684	911
Local borrowings – other institutions	9	9	9
Borrowings abroad	358,751	435,977	449,047
Local onlendings – official institutions (Notes 17b and 32b)	6,091,661	5,706,582	5,181,111
BNDES	2,839,220	2,415,061	2,259,913
CEF	55,382	53,916	31,779
FINAME	3,195,498	3,235,685	2,887,281
Other institutions	1,561	1,920	2,138
Derivative financial instruments (Notes 3d and 32)	1,780	2,361	942
Derivative financial instruments	1,780	2,361	942
Technical provisions for insurance, private pension plans and
savings bonds (Notes 3l and 21)	12,071,664	11,824,824	11,418,463
Other liabilities	17,304,740	15,398,534	11,190,737
Fiscal and pension plans (Note 20a)	5,119,734	4,617,358	3,655,487
Subordinated debts (Notes 19 and 32b)	10,839,720	9,496,614	6,424,539
Sundry (Note 20b)	1,345,286	1,284,562	1,110,711
Deferred income	158,274	79,863	58,314
Deferred income	158,274	79,863	58,314
Minority interest in subsidiary companies (Note 22)	55,055	72,003	53,415
Stockholders' equity (Note 23)	21,460,690	20,375,426	17,448,450
Capital:
– Local residents	11,991,527	11,947,791	9,030,539
– Foreign residents	1,008,473	1,052,209	969,461
Capital reserves	36,456	36,223	35,715
Income reserves	7,877,422	6,883,896	7,153,748
Mark-to-market adjustment – marketable securities and derivatives	585,572	490,657	346,408
Treasury Stock (Notes 23e and 32b)	(38,760)	(35,350)	(87,421)
Stockholders' equity managed by parent company	21,515,745	20,447,429	17,501,865
Total	232,935,106	216,391,350	194,542,087
The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand	(A free translation from the original in Portuguese)

	2006			2005

	2nd Quarter	1st Quarter	1st Half	1st Half

Revenues from financial intermediation	9,689,267	9,081,254	18,770,521	15,228,357
Loan operations (Note 10i)	5,166,814	4,517,466	9,684,280	7,187,962
Leasing operations (Note 10i)	151,474	133,898	285,372	182,138
Marketable securities (Note 8f)	1,532,264	1,047,959	2,580,223	1,958,099
Financial result on insurance, private pension plans and savings
bonds (Note 8f)	1,622,810	1,832,569	3,455,379	3,233,720
Derivative financial instruments (Note 8f)	538,613	1,085,497	1,624,110	1,696,605
Foreign exchange results (Note 11a)	349,797	114,242	464,039	230,836
Compulsory deposits (Note 9b)	327,495	349,623	677,118	738,997
Expenses from financial intermediation	5,845,248	4,758,769	10,604,017	8,070,890
Funding operations (Note 16e)	3,016,360	2,536,410	5,552,770	4,674,319
Price-level restatement and interest on technical provisions for insurance,
private pension plans and savings bonds (Note 16e)	915,781	1,042,648	1,958,429	1,840,891
Borrowings and onlendings (Note 17c)	794,801	239,736	1,034,537	353,126
Leasing operations (Note 10i)	2,320	1,533	3,853	5,808
Allowance for doubtful accounts (Notes 3e, 10g and 10h)	1,115,986	938,442	2,054,428	1,196,746

Gross result from financial intermediation	3,844,019	4,322,485	8,166,504	7,157,467

Other operating income (expenses)	(1,753,956)	(1,825,013)	(3,578,969)	(3,427,199)
Fee income (Note 24)	2,090,735	2,040,548	4,131,283	3,420,949
Retained premiums from insurance, private pension plans and
saving bonds (Notes 3l and 21d)	3,287,286	3,458,354	6,745,640	5,796,820
Net premiums written	4,249,174	4,396,541	8,645,715	7,426,679
Reinsurance premiums and redeemed premiums	(961,888)	(938,187)	(1,900,075)	(1,629,859)
Change in technical provisions for insurance, private pension
plans and saving bonds (Note 3l)	(465,746)	(579,158)	(1,044,904)	(697,682)
Retained claims (Note 3l)	(1,476,763)	(1,508,635)	(2,985,398)	(2,829,048)
Savings bonds draws and redemptions (Note 3l)	(288,144)	(284,553)	(572,697)	(559,635)
Insurance, private pension plans and savings bonds selling expenses (Note 3l)	(251,020)	(243,125)	(494,145)	(453,082)
Expenses with private pension plans benefits and redemptions (Note 3l)	(566,213)	(727,341)	(1,293,554)	(1,372,903)
Personnel expenses (Note 25)	(1,468,665)	(1,419,009)	(2,887,674)	(2,466,949)
Other administrative expenses (Note 26)	(1,374,340)	(1,317,459)	(2,691,799)	(2,431,850)
Tax expenses (Note 27)	(533,774)	(543,798)	(1,077,572)	(902,561)
Equity in the earnings of affiliated companies (Note 13c)	29,786	4,694	34,480	4,642
Other operating income (Note 28)	316,150	254,716	570,866	559,309
Other operating expenses (Note 29)	(1,053,248)	(960,247)	(2,013,495)	(1,495,209)
Operating income	2,090,063	2,497,472	4,587,535	3,730,268
Non-operating income (Note 30)	11,330	(31,826)	(20,496)	(26,607)
Income before taxes on profit and interest	2,101,393	2,465,646	4,567,039	3,703,661
Income tax and social contribution (Notes 34a and 34b)	(499,512)	(930,108)	(1,429,620)	(1,080,661)
Minority interest in subsidiaries	245	(5,279)	(5,034)	(1,708)
Net income	1,602,126	1,530,259	3,132,385	2,621,292
The Notes are an integral part of the Financial Statements.

Statement of Changes in Stockholder's Equity – R$ thousand	(A free translation from the original in Portuguese)

Events	Paid-Up Capital		Capital Reserves		Income Reserves		Mark-To-Market Adjustment- Marketable Securities And Derivatives		Treasury Stocks	Retained Earnings	Total

	Capital Stock	Unrealized Capital	Tax Incentives From Income Tax	Others	Legal	Statutory	Own	Affiliated and Subsidiaries

Balances as of 12.31.2004	7,700,000	(700,000)	2,103	8,750	1,067,637	6,678,076	(48,013)	506,093	–	–	15,214,646
Capital increase by subscription	–	700,000	–	–	–	–	–	–	–	–	700,000
Capital increase by stock merger	11,856	–	–	–	–	–	–	–	–	–	11,856
Capital increase with reserves	2,288,144	–	–	–	(308,451)	(1,979,693)	–	–	–	–	–
Exchange membership certificates restatements	–	–	–	612	–	–	–	–	–	–	612
Treasury stocks	–	–	–	–	–	–	–	–	(87,421)	–	(87,421)
Premium in stocks subscription	–	–	–	24,250	–	–	–	–	–	–	24,250
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	(33,723)	(77,949)	–	–	(111,672)
Net income	–	–	–	–	–	–	–	–	–	2,621,292	2,621,292
Allocations:
– Reserves	–	–	–	–	131,065	1,565,114	–	–	–	(1,696,179)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(925,113)	(925,113)

Balances as of 6.30.2005	10,000,000	–	2,103	33,612	890,251	6,263,497	(81,736)	428,144	(87,421)	–	17,448,450

Balances as of 12.31.2005	13,000,000	–	2,103	33,929	1,034,890	4,860,324	(71,097)	579,056	(29,931)	–	19,409,274
Exchange membership certificates restatement	–	–	–	191	–	–	–	–	–	–	191
Treasury stocks	–	–	–	–	–	–	–	–	(7,996)	–	(7,996)
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	(3,022)	(14,280)	–	–	(17,302)
Cancellation of treasury stocks	–	–	–	–	–	(2,577)	–	–	2,577	–	–
Net income	–	–	–	–	–	–	–	–	–	1,530,259	1,530,259
Allocations:
– Reserves	–	–	–	–	76,513	914,746	–	–	–	(991,259)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(539,000)	(539,000)

Balances as of 3.31.2006	13,000,000	–	2,103	34,120	1,111,403	5,772,493	(74,119)	564,776	(35,350)	–	20,375,426

Balances as of 12.31.2005	13,000,000	–	2,103	33,929	1,034,889	4,860,325	(71,097)	579,056	(29,931)	–	19,409,274
Exchange membership certificates restatements	–	–	–	424	–	–	–	–	–	–	424
Treasury stocks	–	–	–	–	–	–	–	–	(11,406)	–	(11,406)
Cancellation of treasury stocks	–	–	–	–	–	(2,577)	–	–	2,577	–	–
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	(36,974)	114,587	–	–	77,613
Net income	–	–	–	–	–	–	–	–	–	3,132,385	3,132,385
Allocations:
– Reserves	–	–	–	–	156,620	1,828,165	–	–	–	(1,984,785)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(1,147,600)	(1,147,600)

Balances as of 6.30.2006	13,000,000	–	2,103	34,353	1,191,509	6,685,913	(108,071)	693,643	(38,760)	–	21,460,690

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Financial Position – R$ thousand	(A free translation from the original in Portuguese)

	2006			2005

	2nd Quarter	1st Quarter	1st Half	1st Half

Financial resources were provided by:	18,818,898	12,954,923	27,511,497	15,234,343
Net income	1,602,126	1,530,259	3,132,385	2,621,292
Adjustments to net income	408,388	266,180	674,568	447,753
Depreciation and amortization	113,264	109,257	222,521	226,883
Goodwill amortization	314,829	118,673	433,502	184,105
Provision (reversal) for interbank investment losses	34,735	15,716	50,451	(30,724)
Equity in the earnings of affiliated companies	(29,786)	(4,694)	(34,480)	(4,642)
Other	(24,654)	27,228	2,574	72,131
Change in deferred income	78,411	27,731	106,142	13,714
Change in minority interest	(16,948)	13,944	(3,004)	(17,175)
Mark-to-market adjustment – securities available for sale	94,915	(17,302)	77,613	(111,672)
Stockholders	–	–	–	736,106
Capital increase through subscription	–	–	–	700,000
Capital increase by stock merger	–	–	–	11,856
Premium in stocks subscription	–	–	–	24,250
Third parties' funds provided by:
– Increase in liabilities sub-items	16,343,877	9,811,181	23,292,379	10,744,216
Deposits	3,873,324	–	2,950,179	3,010,946
Funds obtained in the open market	5,221,032	–	4,618,770	–
Funds from issuance of securities	–	103,373	–	1,619,799
Interbank accounts	35,535	18,001	53,536	16,645
Interdepartmental accounts	502,030	–	–	–
Derivative financial instruments	–	889,940	158,071	1,445,641
Technical provisions for insurance, private pension plans and savings bonds	1,391,365	1,692,618	3,083,983	2,864,011
Other receivables	5,320,591	7,107,249	12,427,840	1,787,174
– Decrease in assets sub-items	164,922	1,247,134	12,411	350,097
Interbank investments	–	1,247,134	–	–
Interdepartamental accounts	164,922	–	12,411	86,281
Other receivables	–	–	–	263,816
– Sale (write-off) of assets and investments	134,562	33,674	168,236	412,784
Non-operating assets	63,716	28,370	92,086	93,884
Property, plant and equipment in use and leased assets	4,658	4,480	9,138	171,352
Investments	36,396	784	37,180	140,597
Sale (write-off) of deferred charges	29,792	40	29,832	6,951
– Interest on own capital and dividends received from
affiliated companies	8,645	42,122	50,767	37,228
Financial resources were used for:	18,670,313	13,305,261	27,713,250	14,792,150
Interest on own capital paid and/or accrued	608,600	539,000	1,147,600	925,113
Stock buyback	3,410	7,996	11,406	87,421
Capital expenditures in	395,392	151,325	546,717	344,482
Non-operating assets	71,384	38,075	109,459	56,611
Property, plant and equipment in use and leased assets	184,365	108,996	293,361	183,042
Investments	139,643	4,254	143,897	104,829
Deferred charges	1,129,326	650,522	1,779,848	184,871
Increase in assets sub-items	15,570,050	8,845,719	23,016,124	9,889,922
Interbank investments	3,810,133	–	2,562,999	1,027,477
Marketable securities and derivative financial instruments	1,701,009	4,218,323	5,919,332	2,019,754
Interbank accounts	1,115,238	14,101	1,129,339	110,498
Interdepartmental accounts	–	152,511	–	–
Loan operations	2,953,461	2,348,573	5,302,034	6,151,576
Leasing operations	422,937	213,060	635,997	329,500
Other receivables	5,465,488	1,786,448	7,251,936	–
Insurance premiums receivable	35,224	15,374	50,598	63,691
Other assets	66,560	97,329	163,889	187,426
Decrease in liabilities sub-items	963,535	3,110,699	1,211,555	3,360,341
Deposits	–	923,145	–	–
Funds obtained in the open market	–	602,262	–	1,929,912
Funds from issuance of securities	106,219	–	2,846	–
Interdepartmental accounts	–	633,110	131,080	470,019
Borrowings and onlendings	125,447	952,182	1,077,629	960,410
Derivative financial instruments	731,869	–	–	–
Increase (decrease) in funds available	148,585	(350,338)	(201,753)	442,193

Changes in financial position	At the beginning of the period At the end of the period Increase (decrease) in funds available	3,012,703	3,363,041	3,363,041	2,639,260
		3,161,288	3,012,703	3,161,288	3,081,453
		148,585	(350,338)	(201,753)	442,193

The Notes are an integral part of the Financial Statements.

Consolidated Cash Flow– R$ thousand	(A free translation from the original in Portuguese)

	2006			2005

	2nd Quarter	1st Quarter	1st Half	1st Half

Operating activities

Net income	1,602,126	1,530,259	3,132,385	2,621,292

Adjustments to reconcile net income to net funds
from (used in) operating activities:	1,524,374	1,204,622	2,728,996	1,644,499
Allowance for doubtful accounts	1,115,986	938,442	2,054,428	1,196,746
Provision (Reversal of) for losses on interbank investments and investments	34,735	15,716	50,451	(30,724)
Depreciation and amortization	113,264	109,257	222,521	226,883
Goodwill amortization	314,829	118,673	433,502	184,105
Equity in the earnings of affiliated companies	(29,786)	(4,694)	(34,480)	(4,642)
Others	(24,654)	27,228	2,574	72,131

Adjusted Net Income	3,126,500	2,734,881	5,861,381	4,265,791

Change in assets and liabilities:	(10,344,784)	(2,617,547)	(12,962,331)	(6,112,667)
Decrease (increase) in interbank investments	(3,810,133)	1,247,134	(2,562,999)	(1,027,477)
Decrease (increase) in securities and derivative
financial instruments	(2,432,877)	(3,328,383)	(5,761,260)	(574,113)
Decrease (increase) in interbank accounts	(304,878)	(267,313)	(572,191)	(492,181)
Decrease (increase) in interdepartmental accounts	666,952	(785,621)	(118,669)	(383,738)
Decrease (increase) in loan operations	(3,370,387)	(2,695,644)	(6,066,031)	(6,485,057)
Decrease (increase) in leasing operations	(437,899)	(221,487)	(659,386)	(312,069)
Decrease (increase) in insurance premiums receivable	(35,224)	(15,374)	(50,598)	(63,691)
Decrease (increase) in other receivables	(5,461,153)	(1,776,382)	(7,237,535)	274,987
Decrease (increase) in other assets	(66,560)	(97,329)	(163,889)	(187,426)
Amounts written-off against the allowance for doubtful accounts	(688,434)	(593,010)	(1,281,444)	(891,867)
Increase (decrease) in technical provisions for insurance, private
pension plans and savings bonds	1,391,365	1,692,618	3,083,983	2,864,011
Increase (decrease) in other liabilities	4,031,118	4,212,815	8,243,933	1,263,912
Increase (decrease) in deferred income	78,411	27,731	106,142	13,714
Mark-to-market adjustment – securities available for sale	94,915	(17,302)	77,613	(111,672)

Net cash provided by (used in) operating activities	(7,218,284)	117,334	(7,100,950)	(1,846,876)

Investment activities:
Decrease (increase) in compulsory deposits – Brazilian Central Bank	(774,825)	271,213	(503,612)	398,328
Sale of non-operating assets	63,716	28,370	92,086	93,884
Sale of investments	36,396	784	37,180	140,597
Sale of property, plant and equipment in use and leased assets	4,658	4,480	9,138	171,352
Decrease in deferred charges	29,792	40	29,832	6,951
Acquisition of non-operating assets	(71,384)	(38,075)	(109,459)	(56,611)
Acquisition of investments	(139,643)	(4,254)	(143,897)	(104,829)
Acquisition of property, plant and equipment in use and leased assets	(184,365)	(108,996)	(293,361)	(183,042)
Deferred charges	(1,129,326)	(650,522)	(1,779,848)	(184,871)
Interest on own capital/dividends received	8,645	42,122	50,767	37,228

Net cash provided by (used in) investing activities	(2,156,336)	(454,838)	(2,611,174)	318,987

Financing activities:
Increase (decrease) in deposits	3,873,324	(923,145)	2,950,179	3,010,946
Increase (decrease) in funds obtained in the open market	5,221,032	(602,262)	4,618,770	(1,929,912)
Increase (decrease) in funds from issuance of securities	(106,219)	103,373	(2,846)	1,619,799
Increase (decrease) in borrowings and onlendings	(125,447)	(952,182)	(1,077,629)	(960,410)
Subordinated debt	1,289,473	2,894,434	4,183,907	523,262
Capital increase through subscription	–	–	–	700,000
Premium on stock subscription	–	–	–	24,250
Interest on own capital paid and/or accrued	(608,600)	(539,000)	(1,147,600)	(925,113)
Stock buyback	(3,410)	(7,996)	(11,406)	(87,421)
Variation in minority interest	(16,948)	13,944	(3,004)	(5,319)

Net cash provided by (used in) financing activities	9,523,205	(12,834)	9,510,371	1,970,082

(Decrease) increase in funds available, net	148,585	(350,338)	(201,753)	442,193

Changes in funds available, net	At the beginning of the period At the end of the period Increase (decrease) in funds available	3,012,703	3,363,041	3,363,041	2,639,260
		3,161,288	3,012,703	3,161,288	3,081,453
		148,585	(350,338)	(201,753)	442,193

The Notes are an integral part of the Financial Statements.

Consolidated Value Added Statement – In Reais thousand	(A free translation from the original in Portuguese)

	Consolidated Bradesco

	2006						2005

	2nd Quarter		1st Quarter		1st Half		1st Half

	R$	%	R$	%	R$	%	R$	%

Value Added Breakdown

Gross Income from Financial
Intermediation	3,844,019	93.7	4,322,485	97.7	8,166,504	95.8	7,157,467	101.2
Fee Income	2,090,735	50.9	2,040,548	46.1	4,131,283	48.4	3,420,949	48.4
Other Operating Income/Expenses	(1,830,677)	(44.6)	(1,939,859)	(43.8)	(3,770,536)	(44.2)	(3,506,953)	(49.6)
Total	4,104,077	100.0	4,423,174	100.0	8,527,251	100.0	7,071,463	100.0

Value Added distribution

Employees	1,285,196	31.3	1,245,980	28.2	2,531,176	29.7	2,146,659	30.4
Remuneration	716,167	17.5	677,628	15.3	1,393,795	16.4	1,254,558	17.8
Benefíts	298,492	7.3	302,204	6.8	600,696	7.0	539,547	7.6
FGTS	74,618	1.8	74,312	1.7	148,930	1.7	154,529	2.2
Other Charges	195,919	4.7	191,836	4.4	387,755	4.6	198,025	2.8

Government	1,216,755	29.6	1,646,935	37.2	2,863,690	33.6	2,303,512	32.6
Tax Expenses	533,774	13.0	543,798	12.3	1,077,572	12.6	902,561	12.8
Income Tax and Social
Contribution	499,512	12.2	930,108	21.0	1,429,620	16.8	1,080,661	15.3
INSS	183,469	4.4	173,029	3.9	356,498	4.2	320,290	4.5
Interest on Own Capital	608,600	14.8	539,000	12.2	1,147,600	13.5	925,113	13.1

Profit Reinvestment	993,526	24.3	991,259	22.4	1,984,785	23.2	1,696,179	23.9

Total	4,104,077	100.0	4,423,174	100.0	8,527,251	100.0	7,071,463	100.0

The Notes are an integral part of the Financial Statements.

Notes to the Financial Statements	(A free translation from the original in Portuguese)

We present the Notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

1) Operations

Banco Bradesco S.A. is a private-sector publicly-held company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Investment Bank, Consortium Management, Insurance, Private Pension Plan and Savings Bonds activities. Operations are conducted within the context of the companies comprising the Bradesco Organization, working in an integrated manner in the market.

On December 21, 2005 Bradesco acquired the stock control of Banco do Estado do Ceará S.A. – BEC and its subsidiary, whose process was concluded on January 3, 2006, date of the execution of the Agreement for Purchase and Sale of Stocks and of the Special Stockholders’ Meeting which elected the new Managers.

On March 28, 2006 Bradesco, Fidelity National Information Services, Inc. (Fidelity National) and Banco ABN AMRO Real S.A. (Banco Real) entered into an agreement to make a partnership with the purpose of providing card processing services.

On June 28, 2006 Bradesco informed its stockholders, clients and the market in general the approval by the Central Bank of Brazil of the Purchase and Sale Agreement entered into with American Express Company, to take over its credit card operations and similar activities in Brazil, comprising the transfer to Bradesco of the subsidiaries of American Express in Brazil that operate in the credit card segment, insurance brokerage, travel services, retail foreign exchange services and consumer sales financing – CDC operations, as well as the exclusivity right of Bradesco for the issuance of credit cards of the Centurion line in Brazil. The Centurion line includes the traditional cards Green, Gold and Platinum which have the logo American Express Centurion. The exclusivity right will be for a minimum term of 10 years and allows Bradesco to issue American Express credit cards for individual and corporate clients, offer the Membership Rewards Program related to these cards and manage the network of establishments for the acceptance of American Express cards in Brazil.

On May 15, 2006 Bradesco and Bradespar informed their stockholders, customers and the market in general that they entered into a Purchase and Sale Agreement of Stocks Issued by Bradesplan Participações S.A., by means of which Bradespar sold to Bradesco 100% of the stocks issued by Bradesplan Participações S.A.

2) Presentation of the Financial Statements

The financial statements of Banco Bradesco S.A. include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and Abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM), Brazilian Council of Private Insurance (CNSP), and Superintendence of Private Insurance (SUSEP) and the National Agency for Supplementary Healthcare (ANS), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee, as well as the portions of the net income and the stockholders’ equity referring to the interest of minority stockholders were highlighted. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments is presented in deferred assets. The exchange variation arising from transactions of foreign branches and subsidiaries was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it was originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical provisions for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main ownerships included in the consolidation:

	Activity	Total Ownership

		2006		2005

		June	March	June
		30	31	30

Financial area – local
Banco Alvorada S.A. (1)	Banking	99.88%	99.88%	99.88%
Banco Bankpar S.A. (2) (3)	Banking	99.99%	–	–
Banco Bradesco BBI S.A. (1) (4)	Investment Bank	100.00%	100.00%	100.00%
Banco BEC S.A. (5) (6)	Banking	99.54%	89.22%	–
Banco Boavista Interatlântico S.A. (1)	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A. (1)	Banking	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (1)	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A. (2) (7)	Leasing	99.99%	–	–
Bankpar Banco Múltiplo S.A. (2) (8)	Banking	99.99%	–	–
Bradesco Administradora de Consórcios Ltda. (1) (9)	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil (1)	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1) (6)	Brokerage	100.00%	99.99%	99.99%
BRAM – Bradesco Asset Management S.A. DTVM (1)	Assets under Management	100.00%	100.00%	100.00%
Bradesco Templeton Asset Management Ltda. (1) (10)	Assets under Management	–	50.10%	50.10%
Companhia Brasileira de Meios de Pagamento –
VISANET (1) (11) (12) (13)	Service Provision	39.67%	39.67%	39.67%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A. (1) (12)	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Grand Cayman Branch (1) (14)	Banking	–	–	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch (1)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (15)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	Brokerage	100.00%	100.00%	100.00%

Insurance – private pension and savings bonds area
Atlântica Capitalização S.A. (1)	Savings Bonds	100.00%	100.00%	100.00%
Áurea Seguros S.A. (1) (11) (12)	Insurance	27.50%	27.50%	27.50%
Bradesco Argentina de Seguros S.A. (16)	Insurance	99.90%	99.90%	99.77%
Bradesco Capitalização S.A. (1)	Savings Bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A. (1)	Insurance/Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A. (1)	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A. (1)	Private Pension Plans/Insurance	100.00%	100.00%	100.00%
Finasa Seguradora S.A. (1)	Insurance	100.00%	100.00%	100.00%
Indiana Seguros S.A (1)(12)(17)	Insurance	40.00%	40.00%	40.00%
Seguradora Brasileira de Crédito à Exportação S.A. (1) (11) (12)	Insurance	12.09%	12.09%	12.09%
Bradesco Auto/RE Companhia de Seguros (1)	Insurance	100.00%	100.00%	100.00%

Other activities
Átria Participações S.A. (1)	Holding	100.00%	100.00%	100.00%
Bankpar Participações Ltda. (2)	Holding	99.99%	–	–
Bradescor Corretora de Seguros Ltda. (1)	Insurance Brokerage	99.87%	99.87%	99.87%
Bradesplan Participações S.A. (18)	Holding	100.00%	–	–
Cia. Securitizadora de Créditos Financeiros Rubi (1)	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (1) (11) (12)	Credit Acquisition	9.08%	9.08%	9.08%
CPM Holdings Limited (11)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações S.A. (1)	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda. (1)	Information Technology	99.87%	99.87%	99.87%
Serasa S.A. (11) (19)	Service Provision	26.41%	26.36%	26.36%
Tempo Serviços Ltda. (2) (20)	Service Provision	99.99%	–	–
União Participações Ltda. (1)	Holding	99.99%	99.99%	99.99%
(1)	Companies whose audit services in 2005 were carried out by other independent auditors;
(2)	Company acquired in June 2006;
(3)	Current name of Banco American Express S.A. (Note 1);
(4)	Current name of Banco BEM S.A.;
(5)	Company consolidated as from January 2006 (Note 1);
(6)	Interest increase due to the acquisition/transfer of stocks of minority stockholders;
(7)	Current name of Inter American Express Arrendamento Mercantil S.A. (Note 1);

(8)	Current name of American Express Bank (Brazil) Banco Múltiplo S.A. (Note 1);
(9)	Current name of Bradesco Consórcios Ltda.;
(10)	Company is no longer consolidated as from April 2006 in view of the partial sale of the investment;
(11)	Companies proportionally consolidated, in conformity with Resolution 2,723 of CMN and CVM Instruction 247;
(12)	Companies whose audit services in 2006 are carried out by other independent auditors;
(13)
The entity of specific purpose called Brazilian Merchant Voucher Receivables Limited is being consolidated, a company which takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);

(14)	The branch closed activities in September 2005, and its operations were transferred to Banco Bradesco S.A. Grand Cayman Branch;
(15)
The specific purpose entity called International Diversified Payment Rights Company is being consolidated, a company which takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(16)	Interest increase due to the acquisition of stocks of minority stockholders, in July 2005;
(17)	Subsidiary in view of equity interest of 51% in the voting capital;
(18)	Company acquired in May 2006;
(19)	Interest increase due to the acquisition of Banco BEC S.A; and
(20)	Current name of American Express do Brasil Tempo Ltda. (Note 1).

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and commissions, net of premiums assigned in coinsurance and reinsurance and corresponding commissions, are appropriated to results upon issuance of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The supplementary private pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from savings bonds plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the saving bonds contributions are effectively received. The payment for draw redemptions is considered as expenses of the month when these occur.

The expenses for technical provisions for private pension plans and savings bonds are recorded at the same time as the corresponding revenues there from are recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to mark-to-market. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Marketable Securities

Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to mark-to-market as a counter-entry to income for the period;

Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to mark-to-market as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

Securities held to maturity – securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan granting and allowance for doubtful accounts

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan granting are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2682 is also taken into account for customer risk classification purposes as follows:

Past-due period	Customer classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled over a five-year period in memorandum accounts, no longer being recorded in balance sheet accounts.

Renegotiated operations are maintained with a classification equal to their prior rating. Renegotiated operations, already written-off against the provision and which are recorded in memorandum accounts, are classified at “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

f) Income tax and social contribution (asset and liability)

Tax credits, income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - Sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities – Fiscal and pension plan activities”. Only tax credits which have already acquired tax deductibility rights are recorded on goodwill amortization.

Tax credits on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10%. The provision for social contribution is recorded at the rate of 9% of pre-income tax. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Prepaid expenses

This records investments of resources in prepayments, whose benefits or service provision will take place in subsequent years.

h) Investments

The investments in subsidiaries, shared control subsidiaries and affiliated companies (when relevant) are valuated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into Reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Custody and Settlement Chamber (CETIP) and the Mercantile and Futures Exchange (BM&F) are recorded at their unaudited book values, informed by the corresponding exchanges, and fiscal incentives and other investments are recorded at acquisition cost, less the provision for losses, when applicable.

i) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets of which: real estate in use – 4% p.a.; furnishings and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

j) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization at 20% to 50% per annum, calculated on the straight-line method.

Goodwill on the acquisition of investments in subsidiary companies, and shared control subsidiaries based on expected future results, is amortized at rates of 10% to 20% per annum and is presented in deferred charges.

k) Deposits and funds obtained in the open market

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

l) Technical provisions relating to insurance, private pension plans and savings bonds activities

Technical provisions are calculated according to actuarial technical notes approved by SUSEP and ANS, and criteria set forth by CNSP Resolution 120/2004.

  Insurance of basic lines, life and health

– The provision of unearned premiums is comprised of retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the “pro-rata” day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect).

– The provision of claims incurred but nor reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims incurred and not reported by those insured/beneficiaries. The provision is established net of recoveries of co-insurance and re-insurance.

– The provision of unsettled claims is established based on the estimates of payments of indemnities, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those insured until the balance sheet date. The provision is monetarily restated and includes all the claims under litigation.

  Supplementary private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of supplementary pension plans, disability, pension and savings funds. They are calculated according to the methodology and premises set forth in Actuarial Technical Notes. The provisions linked to life insurance covering survival (VGBL) and to the private pension plans of the “unrestricted benefits generating” (PGBL) category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in investment funds specially established (FIEs).

– The contribution insufficiency provision is constituted to complement the mathematical provisions of benefits to be granted and granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000.

– The financial fluctuation provision is established until the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations.

– The administrative expenses provision is constituted to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

  Savings Bonds

– The mathematical provision for redemptions is calculated on nominal amounts of savings bonds and monetarily restated, when applicable, based on Actuarial Technical Notes approved by SUSEP.

– The provisions for redemptions are established by the values of the expired savings bonds and also by the values of the savings bonds which have not expired but whose redemption has been early required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan.

– The provisions for unrealized and payable draws are constituted to meet premiums arising from future draws (unrealized) and also to premiums arising from draws in which clients were already selected (payable).

m) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CVM Resolution 489/05.

  Contingent Assets: They are not recognized on an accounting basis, except when the Management has total control of the situation or when there are real guarantees or favorable judicial decisions, on which more resources are not provided for, characterizing the gain as practically certain. The contingent assets with probability of probable success are only disclosed in the financial statements.
  Contingent Liabilities: They are established taking into consideration the opinion of the legal advisers; the nature of the lawsuits; similarity with previous processes; complexity; and in the positioning of our Courts, whenever the loss is evaluated as probable, what would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with enough safety. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the financial statements, and those classified as remote do not require provision and disclosure.
  Legal Liabilities – Tax and Social Security: They result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements.

n) Other Assets and Liabilities

The assets were stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

o) Supplementary Information to Financial Statements

With the purpose of providing supplementary information, we present the cash flow statement by the indirect method and the added value statement, not required by BACEN, which have been prepared in conformity with the structure set forth in the chart of accounts for National Financial System Institutions (COSIF).

4) Information For Comparison Purposes

During 1H06, Bradesco started consolidating in its financial statements American Express in Brazil (AMEX Brazil) and subsidiaries (note 1).

a) We present the main balance sheet and the statement of income, drawn up on 6.30.2006:

R$ thousand

AMEX
Brazil
and
subsidiaries

Assets
Current and long-term assets	1,775,715
Funds available	44,268
Interbank investments	47,253
Securities and derivative financial instruments	141,129
Interbank and interdepartmental accounts	3,078
Loan operations	169,804
Other receivables and other assets	1,370,183
Permanent	70,529
– Investments	484
– Property, plant and equipment	66,907
– Deferred charges	3,138
Total	1,846,244

Liabilities
Current and long-term liabilities	1,655,313
Demand, time and other deposits	160,469
Interbank and interdepartmental accounts	43
Borrowings and onlendings	29,996
Derivative financial instruments	1,038
Other liabilities	1,463,767
Deferred income	51,400
Stockholders’ equity	139,531
Total	1,846,244

b) Loan operations and other receivables with loan concession features on 6.30.2006:

Loan operations	260,221
Other receivables	11,264
Total	271,485
Normal course	174,080
Abnormal course	97,405
Allowance for doubtful accounts	90,421

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	R$ thousand

	Financial		Insurance group		Other activities (2)	Amount eliminated (4)	Consolidated Total
	(1) (2)		(2) (3)

	Local	Foreign	Local	Foreign

Assets
Current and long-term assets	159,781,893	19,118,682	53,749,233	25,013	1,098,518	(6,616,662)	227,156,677
Funds available	3,128,964	34,406	60,873	22,159	25,544	(110,658)	3,161,288
Interbank investments	25,555,813	2,962,850	–	–	–	(949,267)	27,569,396
Securities and derivative financial instruments	12,107,188	8,668,408	50,326,160	61	699,499	(1,419,168)	70,382,148
Interbank and interdepartmental accounts	18,196,099	10,744	–	–	5,081	–	18,211,924
Loan and leasing operations	72,118,104	7,261,611	–	–	–	(2,701,583)	76,678,132
Other receivables and other assets	28,675,725	180,663	3,362,200	2,793	368,394	(1,435,986)	31,153,789
Permanent assets	18,070,911	400,952	998,527	33	315,203	(14,007,197)	5,778,429
Investments	13,916,145	399,121	717,246	–	19,517	(14,007,197)	1,044,832
Property, plant and equipment in use and leased assets	1,692,224	1,724	239,997	33	157,333	–	2,091,311
Deferred charges	2,462,542	107	41,284	–	138,353	–	2,642,286
Total on June 30, 2006	177,852,804	19,519,634	54,747,760	25,046	1,413,721	(20,623,859)	232,935,106
Total on March 31, 2006	162,351,483	20,733,467	52,033,292	25,759	1,282,398	(20,035,049)	216,391,350
Total on June 30, 2005	145,510,888	19,070,086	43,685,365	31,280	923,647	(14,679,179)	194,542,087

Liabilities
Current and long-term liabilities	156,226,570	12,875,973	48,273,505	12,418	489,283	(6,616,662)	211,261,087
Deposits	75,116,717	4,341,767	–	–	–	(1,102,663)	78,355,821
Funds obtained in the open market	28,582,717	924,165	–	–	–	(249,228)	29,257,654
Funds from issuance of securities	5,257,379	2,309,660	–	–	–	(1,365,999)	6,201,040
Interbank and interdepartmental accounts	1,954,997	2,484	–	–	5,081	–	1,962,562
Borrowings and onlendings	16,071,453	1,855,857	14	–	20,914	(2,462,786)	15,485,452
Derivative financial instruments	278,393	118,151	–	–	–	–	396,544
Technical provisions for insurance, private pension plans
and savings bonds	–	–	43,935,296	11,242	–	–	43,946,538
Other liabilities:
– Subordinated debt	7,912,019	2,991,193	–	–	–	–	10,903,212
– Others	21,052,895	332,696	4,338,195	1,176	463,288	(1,435,986)	24,752,264
Deferred income	158,274	–	–	–	–	–	158,274
Stockholders’ equity/minority interest in subsidiaries	7,270	6,643,661	6,474,255	12,628	924,438	(14,007,197)	55,055
Stockholders’ equity, parent company	21,460,690	–	–	–	–	–	21,460,690
Total on June 30, 2006	177,852,804	19,519,634	54,747,760	25,046	1,413,721	(20,623,859)	232,935,106
Total on March 31, 2006	162,351,483	20,733,467	52,033,292	25,759	1,282,398	(20,035,049)	216,391,350
Total on June 30, 2005	145,510,888	19,070,086	43,685,365	31,280	923,647	(14,679,179)	194,542,087

b) Statement of income

	R$ thousand

	Financial		Insurance group		Other	Amount
	(1) (2)		(2) (3)		activities	eliminated	Total

	Local	Foreign	Local	Foreign	(2)	(4)

Revenues from financial intermediation	14,827,885	560,016	3,455,489	451	46,796	(120,116)	18,770,521
Expenses from financial intermediation	8,359,176	406,017	1,958,430	–	392	(119,998)	10,604,017
Gross income from financial intermediation	6,468,709	153,999	1,497,059	451	46,404	(118)	8,166,504
Other operating income (expenses)	(3,497,237)	(20,638)	(112,655)	(524)	51,967	118	(3,578,969)
Operating income	2,971,472	133,361	1,384,404	(73)	98,371	–	4,587,535
Non-operating income	(111,163)	1,234	99,102	(268)	(9,401)	–	(20,496)
Income before taxes on profit and interests	2,860,309	134,595	1,483,506	(341)	88,970	–	4,567,039
Income tax and social contribution	(957,111)	(2,137)	(437,989)	(388)	(31,995)	–	(1,429,620)
Minority interest in subsidiaries	(1,650)	–	(3,184)	–	(200)	–	(5,034)
Net income in the 1st half of 2006	1,901,548	132,458	1,042,333	(729)	56,775	–	3,132,385
Net income in the 2nd quarter of 2006	957,400	37,772	581,477	(894)	26,371	–	1,602,126
Net income in the 1st quarter of 2006	944,148	94,686	460,856	165	30,404	–	1,530,259
Net Income in the 1st half of 2005	1,574,738	221,774	791,627	4,694	28,459	–	2,621,292

(1)
The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources), as well as credit card administration and asset management companies;

(2)	The balances of equity accounts, revenues and expenses are being eliminated among companies from the same segment;
(3)	The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies, whose financial information is adapted to the accounting policies of the holding company;
(4)	Amounts eliminated between companies from different segments as well as operations carried out in the country and abroad.

6) Funds Available

			R$ thousand

	2006		2005

	June	March	June
	30	31	30

Local currency	2,737,930	2,846,579	2,652,522
Foreign currency	423,313	166,081	428,896
Investments in gold	45	43	35
Total	3,161,288	3,012,703	3,081,453

7) Interbank Investments

a) Composition and terms

						R$ thousand

	2006						2005

	Up to 30	From 31 to	From 181 to	More than	June	March	June
	days	180 days	360 days	360 days	30	31	30

Funds obtained in the open market:
Own portfolio position	3,282,584	3,785,767	156	8,167	7,076,674	4,519,584	4,047,616
• Financial Treasury Bills	114,650	–	156	–	114,806	–	967,883
• National Treasury Notes	414,787	–	–	–	414,787	–	323,656
• National Treasury Bills	2,703,744	3,785,767	–	–	6,489,511	4,519,584	2,756,077
• Others	49,403	–	–	8,167	57,570	–	–
Third-party portfolio position	15,123,059	–	–	–	15,123,059	11,030,534	14,325,068
• Financial Treasury Bills	3,991,188	–	–	–	3,991,188	1,087,735	8,217,956
• National Treasury Bills	8,804,851	–	–	–	8,804,851	7,750,547	6,107,112
• National Treasury Notes	2,326,421	–	–	–	2,326,421	2,192,252	–
• Others	599	–	–	–	599	–	–
Subtotal	18,405,643	3,785,767	156	8,167	22,199,733	15,550,118	18,372,684
Interbank deposits:
• Interbank deposits	3,617,159	564,779	720,880	466,918	5,369,736	8,209,218	5,004,479
• Provisions for losses	(73)	–	–	–	(73)	(1)	(3,464)
Subtotal	3,617,086	564,779	720,880	466,918	5,369,663	8,209,217	5,001,015
Total on June 30, 2006	22,022,729	4,350,546	721,036	475,085	27,569,396
%	79.9	15.8	2.6	1.7	100.0
Total on March 31, 2006	18,303,321	4,486,652	558,009	411,353		23,759,335
%	77.0	18.9	2.4	1.7		100.0
Total on June 30, 2005	21,618,420	639,610	508,746	606,923			23,373,699
%	92.5	2.7	2.2	2.6			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

				R$ thousand

		2006		2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Income on investments in purchase and sale commitments:
Own portfolio position	202,414	224,281	426,695	97,565
Third-party portfolio position	484,636	546,172	1,030,808	1,286,134
Subtotal	687,050	770,453	1,457,503	1,383,699
Income on interbank investments	119,574	121,242	240,816	201,924
Total (note 8f)	806,624	891,695	1,698,319	1,585,623

8) Marketable Securities and Derivative Financial Instruments

Find below the information related to marketable securities and derivative financial instruments:

a) Summary of the consolidated classification of marketable securities by business segment and issuer;

b) Consolidated portfolio breakdown by issuer;

c) Consolidated classification by category, days to maturity and business segment:

I) Trading securities;

II) Securities available for sale; and

III) Securities held to maturity.

d) Breakdown of the portfolios distributed by publication items; and

e) Derivative financial instruments:

I) Amounts of instruments recorded in balance sheet and memorandum accounts;

II) Breakdown of derivative financial instruments (assets and liabilities), stated at cost and market value;

III) Futures, option, forward and swap contracts;

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly futures contracts;

V) Net revenue and expense amounts; and

VI) Overall amounts of the derivative financial instruments, broken down by trading place.

f) Income on securities transactions, financial income on insurance, private pension plans and derivative financial instruments.

a) Summary of the consolidated classification of marketable securities by business segment and issuer

	R$ thousand

	2006								2005

		Insurance/	Private	Other Activities	June 30		March 31		June 30
	Financial	Savings bonds	Pension Plans			%		%		%

Trading securities (4)	6,939,883	5,983,497	24,166,623	378,403	37,468,406	57.5	48,259,662	74.3	41,407,633	72.6
– Government securities	4,500,293	2,992,153	124,704	321,718	7,938,868	12.2	17,447,575	26.8	22,423,790	39.3
– Corporate bonds	1,944,144	2,991,344	2,830,987	56,685	7,823,160	12.0	8,322,109	12.9	4,302,608	7.5
– Derivative financial instruments (1)	495,446	–	–	–	495,446	0.8	1,600,357	2.5	1,827,167	3.2
– PGBL / VGBL restricted bonds	–	–	21,210,932	–	21,210,932	32.5	20,889,621	32.1	12,854,068	22.6
Securities available for sale (4)	9,482,240	3,345,278	10,584,523	22,695	23,434,736	35.9	12,507,915	19.2	11,301,765	19.8
– Government securities	6,493,289	2,613,411	9,421,087	–	18,527,787	28.4	8,045,932	12.3	7,679,673	13.5
– Corporate bonds	2,988,951	731,867	1,163,436	22,695	4,906,949	7.5	4,461,983	6.9	3,622,092	6.3
Securities held to maturity	1,087,106	–	3,216,405	–	4,303,511	6.6	4,256,929	6.5	4,350,217	7.6
– Government securities	1,050,250	–	3,216,405	–	4,266,655	6.5	4,218,161	6.4	4,303,794	7.5
– Corporate bonds	36,856	–	–	–	36,856	0.1	38,768	0.1	46,423	0.1
Subtotal	17,509,229	9,328,775	37,967,551	401,098	65,206,653	100.0	65,024,506	100.0	57,059,615	100.0
Purchase and sale commitments (2)	1,966,341	1,554,210	1,654,944	–	5,175,495		3,644,624		7,381,797
Overall total	19,475,570	10,882,985	39,622,495	401,098	70,382,148		68,669,130		64,441,412
– Government securities	12,043,832	5,605,564	12,762,196	321,718	30,733,310	47.1	29,711,668	45.5	34,407,257	60.3
– Corporate bonds	5,465,397	3,723,211	3,994,423	79,380	13,262,411	20.4	14,423,217	22.4	9,798,290	17.1
– PGBL / VGBL restricted bonds	–	–	21,210,932	–	21,210,932	32.5	20,889,621	32.1	12,854,068	22.6
Subtotal	17,509,229	9,328,775	37,967,551	401,098	65,206,653	100.0	65,024,506	100.0	57,059,615	100.0
– Purchase and sale commitments (2)	1,966,341	1,554,210	1,654,944	–	5,175,495		3,644,624		7,381,797
Overall total	19,475,570	10,882,985	39,622,495	401,098	70,382,148		68,669,130		64,441,412

b) Consolidated portfolio breakdown by issuer

										R$ thousand

	2006									2005

	June 30							March 31		June 30

Securities (3)	Up to	From 31 to	From 181 to	More than	Mark-to- market	Restated	Mark-to	Mark-to- market	Mark-to	Mark-to- market	Mark-to
	30 day	180 days	360 days	360 days	book value	cost value	market	book value	market	book value	market
					(6) (7) (8)			(6) (7) (8)		(6) (7) (8)

Government securities	1,771,455	2,618,220	1,461,979	24,881,656	30,733,310	30,389,097	344,213	29,711,668	316,451	34,407,257	209,427
Financial Treasury Bills	239,650	1,107,935	578,216	2,346,351	4,272,152	4,274,986	(2,834)	6,544,824	1,910	10,471,248	(10,560)
National Treasury Bills	1,531,220	185,070	453,811	1,538,906	3,709,007	3,704,567	4,440	2,094,992	1,673	7,842,902	3,371
National Treasury Notes	–	1,235,221	427,719	15,509,639	17,172,579	17,070,084	102,495	16,073,023	4,784	9,339,532	(4,274)
Brazilian foreign debt notes	–	–	–	5,289,190	5,289,190	5,048,495	240,695	4,711,014	318,588	6,287,156	250,866
Privatization currencies	1	–	–	184,227	184,228	184,787	(559)	171,456	(10,417)	228,474	(25,553)
Foreign government securities	584	89,994	205	13,263	104,046	104,034	12	114,249	(54)	194,305	37
Central Bank Notes	–	–	–	–	–	–	–	–	–	41,535	(4,411)
Others	–	–	2,028	80	2,108	2,144	(36)	2,110	(33)	2,105	(49)
Corporate bonds	2,882,979	1,516,992	3,142,281	5,720,159	13,262,411	12,621,534	640,877	14,423,217	607,233	9,798,290	325,471
Certificates of Bank Deposit	264,459	1,331,674	3,048,566	1,807,012	6,451,711	6,451,711	–	6,845,360	(49)	2,823,220	(7,764)
Stocks	1,807,717	–	–	–	1,807,717	1,173,182	634,535	1,555,087	455,207	1,340,435	346,763
Debentures	1,918	31,058	–	1,232,094	1,265,070	1,306,238	(41,168)	1,504,771	(34,632)	1,704,820	(61,730)
Foreign securities	12,396	65,936	51,038	2,032,788	2,162,158	2,159,858	2,300	1,918,285	59,007	1,331,882	57,775
Derivative financial instruments	370,450	72,206	35,129	17,661	495,446	432,863	62,583	1,600,357	145,510	1,827,167	6,405
Others	426,039	16,118	7,548	630,604	1,080,309	1,097,682	(17,373)	999,357	(17,810)	770,766	(15,978)
PGBL / VGBL restricted bonds	1,686,139	4,289,932	5,655,418	9,579,443	21,210,932	21,210,932	–	20,889,621	–	12,854,068	–
Subtotal	6,340,573	8,425,144	10,259,678	40,181,258	65,206,653	64,221,563	985,090	65,024,506	923,684	57,059,615	534,898
Purchase and sale commitments (2)	3,101,182	511,486	86,612	1,476,215	5,175,495	5,175,495	–	3,644,624	–	7,381,797	–
Overall Total	9,441,755	8,936,630	10,346,290	41,657,473	70,382,148	69,397,058	985,090	68,669,130	923,684	64,441,412	534,898

c) Consolidated classification by category, days to maturity and business segment

I) Trading securities

										R$ thousand

	2006									2005

	June 30							March 31		June 30

Securities	Up to	From 31 to	From 181 to	More than	Mark-to- market	Restated	Mark-to	Mark-to- market	Mark-to	Mark-to- market	Mark-to
(3) (4)	30 day	180 days	360 days	360 days	book	cost	market	book	market	book	market
					value (6) (7) (8)	value		value (6) (7) (8)		value (6) (7) (8)

– Financial	2,022,762	1,362,527	405,075	3,149,519	6,939,883	6,880,414	59,469	7,325,135	153,033	11,881,515	15,144
National Treasury Bills	967,933	170,343	159,584	1,073,398	2,371,258	2,366,816	4,442	193,111	1,608	5,105,279	7,927
Financial Treasury Bills	118,698	624,898	77,241	1,004,056	1,824,893	1,824,660	233	3,059,159	391	2,605,722	(6,622)
Certificates of Bank Deposit	196,967	179,127	124,120	323,187	823,401	823,401	–	888,618	–	668,833	–
Derivative financial instruments (1)	370,450	72,206	35,129	17,661	495,446	432,863	62,583	1,600,357	145,510	1,827,167	6,405
Debentures	–	30,227	–	148,416	178,643	179,617	(974)	319,301	–	612,951	–
Brazilian foreign debt notes	–	–	–	54,393	54,393	50,423	3,970	110,086	7,249	273,874	10,326
National Treasury Notes	–	148,712	–	10,253	158,965	160,641	(1,676)	221,350	(2,960)	132,361	12
Foreign securities	11,491	47,020	8,796	377,089	444,396	453,709	(9,313)	354,216	1,301	228,746	(2,941)
Foreign government securities	584	89,994	205	–	90,783	90,579	204	114,249	(54)	194,305	37
Stocks	7,340	–	–	–	7,340	7,340	–	44,855	(12)	138,228	–
Central Bank Notes	–	–	–	–	–	–	–	–	–	825	–
Others	349,299	–	–	141,066	490,365	490,365	–	419,833	–	93,224	–
– Insurance and savings bonds	120,937	731,374	2,333,427	2,797,759	5,983,497	5,983,494	3	7,289,077	9	4,754,373	(28,067)
Financial Treasury Bills	14,516	233,274	395,113	892,309	1,535,212	1,535,209	3	1,892,021	9	2,362,604	8
National Treasury Bills	–	12,070	268,178	363,298	643,546	643,546	–	1,419,450	–	1,139,223	–
Certificates of Bank Deposit	118	485,939	1,670,136	510,444	2,666,637	2,666,637	–	2,538,391	–	861,712	–
National Treasury Notes	–	–	–	813,395	813,395	813,395	–	1,034,537	–	–	–
Stocks	69,902	–	–	–	69,902	69,902	–	65,637	–	48,435	–
Debentures	–	91	–	146,593	146,684	146,684	–	256,987	–	209,757	(28,075)
Foreign securities	–	–	–	–	–	–	–	–	–	4,207	–
Central Bank Notes	–	–	–	–	–	–	–	–	–	1	–
Others	36,401	–	–	71,720	108,121	108,121	–	82,054	–	128,434	–

										R$ thousand

	2006									2005

	June 30							March 31		June 30

Securities	Up to	From 31 to	From 181 to	More than	Mark-to- market	Restated	Mark-to	Mark-to- market	Mark-to	Mark-to- market	Mark-to
(3) (4)	30 day	180 days	360 days	360 days	book value	cost value	market	book value	market	book value	market
					(6) (7) (8)			(6) (7) (8)		(6) (7) (8)

– Private pension plans	1,747,007	4,950,563	6,885,533	10,583,520	24,166,623	24,166,623	–	33,267,180	533	24,444,967	(6,201)
Financial Treasury Bills	2,409	826	630	1,765	5,630	5,630	–	649,758	582	4,459,031	1,563
National Treasury Notes	–	–	–	11	11	11	–	8,268,921	–	5,328,249	–
Certificates of Bank Deposit	975	659,603	1,229,024	514,358	2,403,960	2,403,960	–	2,863,717	(49)	876,977	(7,764)
National Treasury Bills	1,999	–	461	2,360	4,820	4,820	–	58,987	–	415,859	–
Stocks	55,485	–	–	–	55,485	55,485	–	46,078	–	58,566	–
Privatization currencies	–	–	–	114,243	114,243	114,243	–	112,703	–	131,426	–
Debentures	–	202	–	186,325	186,527	186,527	–	179,961	–	125,419	–
Central Bank Notes	–	–	–	–	–	–	–	–	–	93	–
PGBL / VGBL restricted bonds	1,686,139	4,289,932	5,655,418	9,579,443	21,210,932	21,210,932	–	20,889,621	–	12,854,068	–
Others	–	–	–	185,015	185,015	185,015	–	197,434	–	195,279	–
– Other activities	71,505	26,513	52,018	228,367	378,403	379,115	(712)	378,270	(747)	326,778	–
Financial Treasury Bills	5,554	4,748	5,669	98,182	114,153	114,153	–	205,046	–	270,135	–
Certificates of Bank Deposit	2,754	2,943	13,213	12,047	30,957	30,957	–	40,030	–	28,521	–
National Treasury Bills	63,030	2,657	25,588	96,026	187,301	187,301	–	85,755	–	4,803	–
Debentures	–	47	–	1,635	1,682	1,682	–	2,506	–	3,876	–
National Treasury Notes	–	–	–	20,264	20,264	20,264	–	22,442	–	–	–
Others	167	16,118	7,548	213	24,046	24,758	(712)	22,491	(747)	19,443	–
Subtotal	3,962,211	7,070,977	9,676,053	16,759,165	37,468,406	37,409,646	58,760	48,259,662	152,828	41,407,633	(19,124)
Purchase and sale commitments (2)	3,101,182	511,486	86,612	1,476,215	5,175,495	5,175,495	–	3,644,624	–	7,381,797	–
– Financial	900,504	416,272	81,836	567,729	1,966,341	1,966,341	–	1,473,249	–	1,819,287	–
– Insurance and savings bonds	1,100,062	54,888	4,776	394,484	1,554,210	1,554,210	–	1,578,252	–	2,136,818	–
– Private pension plans	1,100,616	40,326	–	514,002	1,654,944	1,654,944	–	593,123	–	3,425,692	–
Overall total	7,063,393	7,582,463	9,762,665	18,235,380	42,643,901	42,585,141	58,760	51,904,286	152,828	48,789,430	(19,124)
Derivative financial instruments (Liabilities)	(272,906)	(107,043)	(14,815)	(1,780)	(396,544)	(390,094)	(6,450)	(1,128,413)	581	(1,619,288)	(4,537)

II) Securities available for sale

										R$ thousand

	2006									2005

	June 30							March 31		June 30

Securities	Up to	From 31 to	From 181 to	More than	Mark-to- market	Restated	Mark-to	Mark-to- market	Mark-to	Mark-to- market	Mark-to
(4)	30 day	180 days	360 days	360 days	book value	cost value	market	book value	market	book value	market
					(6) (7) (8)			(6) (7) (8)		(6) (7) (8)

– Financial	484,476	12,631	40,868	8,944,265	9,482,240	9,139,026	343,214	9,795,870	271,665	9,240,713	147,881
National Treasury Bills	14,747	–	–	–	14,747	14,749	(2)	337,689	65	1,177,738	(4,556)
Brazilian foreign debt notes	–	–	–	4,184,547	4,184,547	3,947,822	236,725	3,566,717	311,339	4,887,004	240,540
Foreign securities	–	12,140	38,840	1,625,933	1,676,913	1,665,300	11,613	1,521,283	57,706	1,052,506	60,716
National Treasury Notes	–	–	–	2,057,973	2,057,973	2,121,300	(63,327)	2,794,873	(14,381)	602,138	(2,612)
Financial Treasury Bills	1,014	–	–	149,653	150,667	154,093	(3,426)	401,851	569	376,918	(6,011)
Certificates of Bank Deposit	47,377	–	–	438,353	485,730	485,730	–	480,772	–	357,086	–
Debentures	1,893	491	–	171,889	174,273	209,350	(35,077)	270,460	(34,572)	254,314	(33,595)
Stocks	406,042	–	–	–	406,042	193,421	212,621	110,931	(21,548)	73,038	(60,610)
Privatization currencies	–	–	–	69,984	69,984	70,543	(559)	58,753	(10,417)	97,048	(25,553)
Central Bank Notes	–	–	–	–	–	–	–	–	–	40,616	(4,411)
Foreign government securities	–	–	–	13,263	13,263	13,455	(192)	–	–	–	–
Others	13,403	–	2,028	232,670	248,101	263,263	(15,162)	252,541	(17,096)	322,307	(16,027)
– Insurance and savings bonds	1,140,445	132,052	63,870	2,008,911	3,345,278	3,130,254	215,024	1,598,449	283,711	947,892	155,105
Financial Treasury Bills	44,294	126,300	50,851	117,834	339,279	339,149	130	321,457	317	383,064	852
Stocks	580,751	–	–	–	580,751	326,821	253,930	680,446	261,269	447,600	155,927
Debentures	24	–	–	101,402	101,426	102,207	(781)	–	–	–	–
Certificates of Bank Deposit	5,043	1,811	12,073	–	18,927	18,927	–	18,464	–	15,831	–
Foreign securities	52	3,941	–	–	3,993	3,993	–	4,018	–	–	–
National Treasury Notes	–	–	946	1,785,851	1,786,797	1,823,456	(36,659)	546,950	22,125	99,268	(1,674)
Others	26,770	–	–	–	26,770	28,366	(1,596)	27,114	–	2,129	–
National Treasury Bills	483,511	–	–	3,824	487,335	487,335	–	–	–	–	–
– Private pension plans	741,260	117,889	475,485	9,249,889	10,584,523	10,216,576	367,947	1,098,210	215,480	1,098,882	251,036
Stocks	688,095	–	–	–	688,095	520,195	167,900	607,122	215,498	574,550	251,446
Debentures	–	–	–	475,341	475,341	479,677	(4,336)	475,556	(60)	498,503	(60)
Financial Treasury Bills	53,165	117,889	48,712	82,552	302,318	302,092	226	15,532	42	13,774	(350)
National Treasury Notes	–	–	426,773	8,691,996	9,118,769	8,914,612	204,157	–	–	–	–
Others	–	–	–	–	–	–	–	–	–	12,055	–
– Other activities	11,328	2,251	–	9,116	22,695	22,611	84	15,386	–	14,278	–
Certificates of Bank Deposit	11,225	2,251	–	8,623	22,099	22,099	–	15,368	–	14,260	–
Debentures	1	–	–	493	494	494	–	–	–	–	–
Stocks	102	–	–	–	102	18	84	18	–	18	–
Overall Total	2,377,509	264,823	580,223	20,212,181	23,434,736	22,508,467	926,269	12,507,915	770,856	11,301,765	554,022

III) Securities held to maturity

						R$ thousand

	2006						2005

			June			March	June
			30			31	30

Securities					Restated	Restated	Restated
	Up to 30	From 31 to	From 181 to	More than	cost	cost	cost
	days	180 days	360 days	360 days	value	value	value
					(6) (7) (8)	(6) (7) (8)	(6) (7) (8)

Financial	853	2,835	3,402	1,080,016	1,087,106	1,072,979	1,172,701
Brazilian foreign debt notes	–	–	–	1,050,250	1,050,250	1,034,211	1,126,278
Foreign securities	853	2,835	3,402	29,766	36,856	38,768	46,423
Private Pension Plans	–	1,086,509	–	2,129,896	3,216,405	3,183,950	3,177,516
National Treasury Notes	–	1,086,509	–	2,129,896	3,216,405	3,183,950	3,177,516
Overall Total (5)	853	1,089,344	3,402	3,209,912	4,303,511	4,256,929	4,350,217

d) Breakdown of the portfolios by publication items

						R$ thousand

	2006						2005

					Total	Total	Total
	Up to 30	From 31 to	From 181 to	More than	on June	on March	on June
	days	180 days	360 days	360 days	30	31	30
					(3) (6) (7) (8)	(3) (6) (7) (8)	(3) (6) (7) (8)

Own portfolio	8,966,876	8,634,889	10,203,411	36,698,492	64,503,668	62,534,585	54,548,419
Fixed income securities	7,159,159	8,634,889	10,203,411	36,698,492	62,695,951	60,979,498	53,207,984
• Financial Treasury Bills	162,353	1,023,144	558,401	2,235,960	3,979,858	5,613,921	9,900,480
• Purchase and sale commitments (2)	3,101,182	511,486	86,612	1,476,215	5,175,495	3,644,624	7,381,797
• National Treasury Notes	–	1,235,221	427,719	13,501,915	15,164,855	13,167,152	9,018,402
• Brazilian foreign debt notes	–	–	–	4,249,385	4,249,385	4,604,710	5,015,833
• Certificates of bank deposit	264,459	1,331,674	3,048,566	1,331,809	5,976,508	6,482,770	2,505,250
• National Treasury Bills	1,504,898	40,326	365,876	305,483	2,216,583	1,926,439	2,384,347
• Foreign securities	12,396	65,936	51,038	2,032,788	2,162,158	1,918,285	1,331,882
• Debentures	1,693	31,058	–	1,231,601	1,264,352	1,504,135	1,704,820
• Central Bank notes	–	–	–	–	–	–	8,583
• Foreign government securities	–	89,994	205	8,966	99,165	113,671	193,623
• Privatization currencies	–	–	–	114,243	114,243	112,703	136,028
• PGBL/VGBL restricted bonds	1,686,139	4,289,932	5,655,418	9,579,443	21,210,932	20,889,621	12,854,068
• Other	426,039	16,118	9,576	630,684	1,082,417	1,001,467	772,871

Equity securities	1,807,717	–	–	–	1,807,717	1,555,087	1,340,435
• Stocks of listed companies (technical provisions)	827,856	–	–	–	827,856	787,009	726,158
• Stocks of listed companies (other)	979,861	–	–	–	979,861	768,078	614,277

						R$ thousand

			2006				2005

					Total	Total on	Total
	Up to 30	From 31 to	From 181 to	More than	on June 30	March 31	on June 30
	days	180 days	360 days	360 days	(3) (6) (7) (8)	(3) (6) (7) (8)	(3) (6) (7) (8)

Subject to commitments	104,429	229,535	107,750	4,941,320	5,383,034	4,422,383	8,065,826
Repurchase agreement	225	–	–	1,617,547	1,617,772	676,524	1,659,859
• National Treasury Bills	–	–	–	81,240	81,240	61,677	25,111
• Brazilian foreign debt notes	–	–	–	1,039,805	1,039,805	106,304	1,271,323
• Certificates of bank deposit	–	–	–	475,203	475,203	362,590	317,970
• Financial Treasury Bills	–	–	–	8,283	8,283	56,229	36,805
• National Treasury Notes	–	–	–	8,226	8,226	89,088	8,650
• Debentures	225	–	–	493	718	636	–
• Foreign government securities	–	–	–	4,297	4,297	–	–

Central Bank	26,322	101,478	11,196	1,200,094	1,339,090	1,836,391	4,614,678
• National Treasury Bills	26,322	101,478	11,196	519,751	658,747	–	4,564,263
• National Treasury Notes	–	–	–	680,343	680,343	1,632,298	638
• Financial Treasury Bills	–	–	–	–	–	204,093	16,825
• Central Bank notes	–	–	–	–	–	–	32,952

Privatization currencies	1	–	–	69,984	69,985	58,753	92,446
Collateral provided	77,881	128,057	96,554	2,053,695	2,356,187	1,850,715	1,698,843
• National Treasury Bills	–	43,266	76,739	632,432	752,437	106,876	869,181
• Financial Treasury Bills	77,297	84,791	19,815	102,108	284,011	670,581	517,138
• National Treasury Notes	–	–	–	1,319,155	1,319,155	1,072,680	311,842
• Foreign government securities	584	–	–	–	584	578	682

Derivative financial instruments (1)	370,450	72,206	35,129	17,661	495,446	1,600,357	1,827,167

Securities purpose of unrestricted purchase and
sale commitments	–	–	–	–	–	111,805	–
• National treasury notes	–	–	–	–	–	111,805	–

Overall total	9,441,755	8,936,630	10,346,290	41,657,473	70,382,148	68,669,130	64,441,412
%	13.4	12.7	14.7	59.2	100.0	100.0	100.0

(1)
For comparison purposes with the criterion adopted by Central Bank of Brazil’s Circular 3068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;

(2)	These refer to assets under management funds applied in purchase and sale commitments with Banco Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3)	The investment fund quotas were distributed according to instruments composing the portfolio and preserving the classification of funds category;
(4)	On June 30, 2006, R$ 11,251,983 thousand of “Trading Securities” was transferred to “Securities available for sale”, in view of the management’s intention as to their realization;
(5)
In compliance with the provisions of Article 8 of BACEN Circular 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category. This financial capacity is evidenced in note 32a, which presents the maturities of asset and liability operations on the reference date of June 30, 2006;

(6)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(7)
This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than the restated cost value in the amount of R$ 789,106 thousand (March 31, 2006 – R$ 965,701 thousand and June 30, 2005 – R$ 836,704 thousand); and

(8)
The market value of securities is determined based on the market price available on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the value of respective quotas already at market value.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the instruments recorded in balance sheet and memorandum accounts

						R$ thousand

	2006				2005

	June 30		March 31		June 30

	Overall	Net	Overall	Net	Overall	Net
	amount	amount	amount	amount	amount	amount

Futures contracts
Purchase commitments:	9,087,099		8,491,487		8,239,974
– Interbank market	2,520,938	–	686,957	–	3,649,649	–
– Foreign currency	6,566,161	–	7,736,990	831,383	4,590,325	–
– Other	–	–	67,540	67,540	–	–
Sale commitments:	26,013,193		34,185,634		22,438,384
– Interbank market	15,636,135	13,115,197	27,280,027	26,593,070	8,389,162	4,739,513
– Foreign currency	10,305,761	3,739,600	6,905,607	–	14,041,145	9,450,820
– Other	71,297	71,297	–	–	8,077	8,077

Option contracts
Purchase commitments:	150,233		355,006		6,915
– Foreign currency	150,233	–	355,006	–	6,915	–
Sale commitments:	1,439,862		507,571		2,274,845
– Foreign currency	1,439,862	1,289,629	507,571	152,565	2,274,845	2,267,930

Forward contracts
Purchase commitments:	1,449,954		1,280,291		904,448
– Foreign currency	1,449,954	769,789	803,087	284,197	417,109	–
– Other	–	–	477,204	–	487,339	–
Sale commitments:	801,702		997,574		1,345,771
– Foreign currency	680,165	–	518,890	–	496,607	79,498
– Other	121,537	121,537	478,684	1,480	849,164	361,825

Swap contracts
Asset position:	21,069,548		21,976,679		9,740,425
– Interbank market	11,481,148	9,936,565	13,124,284	12,008,247	3,013,567	1,748,100
– Prefixed	669,312	–	354,657	–	615,342	–
– Foreign currency	7,177,679	–	6,713,201	–	4,378,452	–
– Reference rate – (T.R.)	803,951	698,236	789,716	784,131	765,722	765,388
– SELIC	721,461	616,677	797,306	748,587	853,489	810,336
– IGP–M	71,734	–	53,606	–	72,644	–
– Other	144,263	142,264	143,909	143,379	41,209	30,052

Liability position:	20,842,541		21,451,968		9,347,870
– Interbank market	1,544,583	–	1,116,037	–	1,265,467	–
– Prefixed	761,882	92,570	738,188	383,531	706,589	91,247
– Foreign currency	18,012,811	10,835,132	19,228,632	12,515,431	7,221,329	2,842,877
– Reference rate – (T.R.)	105,715	–	5,585	–	334	–
– Selic	104,784	–	48,719	–	43,153	–
– IGP–M	310,767	239,033	314,277	260,671	99,841	27,197
– Other	1,999	–	530	–	11,157	–

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

								R$ thousand

			2006				2005

	June 30			March 31			June 30

		Mark-to-			Mark-to-			Mark-to-
	Restated	market	Market	Restated	market	Market	Restated	market	Market
	cost	adjustment	value	cost	adjustment	value	cost	adjustment	value
		value			value			value

Adjustment receivables –
swap	305,933	66,828	372,761	495,495	146,704	642,199	482,222	7,640	489,862
Receivable forward
purchases	–	–	–	477,203	(25)	477,178	487,339	(178)	487,161
Receivable futures sales	121,536	(61)	121,475	478,684	(15)	478,669	849,164	14	849,178
Premiums on exercisable
options	5,394	(4,184)	1,210	3,465	(1,154)	2,311	2,037	(1,071)	966
Total assets	432,863	62,583	495,446	1,454,847	145,510	1,600,357	1,820,762	6,405	1,827,167
Adjustment payables –
swap	(141,041)	(4,713)	(145,754)	(113,988)	(3,500)	(117,488)	(97,746)	439	(97,307)
Payable forward
purchases	–	–	–	(477,203)	25	(477,178)	(487,339)	178	(487,161)
Deliverable futures sales	(121,536)	61	(121,475)	(478,684)	15	(478,669)	(849,164)	(14)	(849,178)
Premiums on written
options	(127,517)	(1,798)	(129,315)	(59,119)	4,041	(55,078)	(180,502)	(5,140)	(185,642)
Total Liabilities	(390,094)	(6,450)	(396,544)	(1,128,994)	581	(1,128,413)	(1,614,751)	(4,537)	(1,619,288)

III) Futures, option, forward and swap contracts

						R$ thousand

			2006				2005

	Up to 90	From 91 to	From 181 to	More than	Total on	Total on	Total on
	days	180 days	360 days	360 days	June 30	March 31	June 30

Future contracts	19,294,862	3,948,581	3,828,951	8,027,898	35,100,292	42,677,121	30,678,358
Option contracts	1,019,636	382,893	129,996	57,570	1,590,095	862,577	2,281,760
Forward contracts	1,194,906	452,480	424,735	179,535	2,251,656	2,277,865	2,250,219
Swap contracts	8,231,404	6,045,029	2,671,498	3,748,856	20,696,787	21,334,480	9,250,563
Total on June 30, 2006	29,740,808	10,828,983	7,055,180	12,013,859	59,638,830
Total on March 31, 2006	25,945,249	11,148,605	12,610,511	17,447,678		67,152,043
Total on June 30, 2005	24,202,037	5,547,378	6,549,760	8,161,725			44,460,900

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly futures contracts

			R$ thousand

	2006		2005

	June	March	June
	30	31	30

Government bonds
National Treasury Notes	1,294,150	1,048,529	311,842
National Treasury Bills	93,573	1,179,677	592,305
Financial Treasury Bills	–	99,305	1,038
Total	1,387,723	2,327,511	905,185

V) Net revenue and expenses amounts

				R$ thousand

		2006		2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Swap contracts	344,594	1,207,229	1,551,823	581,209
Forward contracts	(46,112)	(34,047)	(80,159)	(27,831)
Option contracts	65,832	(57,871)	7,961	11,030
Futures contracts	174,299	(29,814)	144,485	1,132,197
Total	538,613	1,085,497	1,624,110	1,696,605

VI) Overall amounts of the derivative financial instruments, broken down by trading place

			R$ thousand

	2006		2005

	June	March	June
	30	31	30

CETIP (over-the-counter)	11,429,836	10,844,912	9,132,777
BM&F (floor)	48,208,994	56,307,131	35,328,123
Total	59,638,830	67,152,043	44,460,900

f) Income on securities transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments

				R$ thousand

		2006		2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Fixed income securities	771,851	879,090	1,650,941	1,840,074
Interbank investments (note 7b)	806,624	891,695	1,698,319	1,585,623
Allocation of exchange variation of foreign branches and subsidiaries	(71,053)	(785,925)	(856,978)	(1,462,344)
Equity securities	24,842	63,099	87,941	(5,254)
Subtotal	1,532,264	1,047,959	2,580,223	1,958,099
Financial income on insurance, private pension plans and savings bonds	1,622,810	1,832,569	3,455,379	3,233,720
Income from derivative financial instruments	538,613	1,085,497	1,624,110	1,696,605
Total	3,693,687	3,966,025	7,659,712	6,888,424

9) Interbank Accounts – Restricted Deposits

a) Restricted deposits

				R$ thousand

		2006		2005

	Remuneration	June	March	June
		30	31	30

Compulsory deposits – demand deposits	Not remunerated	5,478,248	5,122,302	4,529,135
Compulsory deposits – savings account deposits	Savings index	4,984,141	5,148,462	4,874,788
Additional compulsory deposits	SELIC rate	6,486,089	5,902,889	5,893,903
Restricted deposits – SFH	Reference rate – TR	400,302	398,254	258,706
Funds from rural loans	Reference rate – TR	578	578	578
Total		17,349,358	16,572,485	15,557,110

b) Compulsory deposits – income on restricted deposits

				R$ thousand

		2006		2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Restricted deposits – BACEN (compulsory deposits)	319,199	341,326	660,525	723,495
Restricted deposits – SFH	8,296	8,297	16,593	15,502
Total	327,495	349,623	677,118	738,997

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting, is presented as follows:

a) By type and maturity;

b) By type and risk level;

c) Maturity ranges and risk level;

d) Concentration of loan operations;

e) By economic activity sector;

f) Breakdown of loan operations and allowance for doubtful accounts;

g) Movement of the allowance for doubtful accounts;

h) Recovery and renegotiation; and

i) Income on loan and leasing operations.

a) By type and maturity

											R$ thousand

	Normal Course

							2006				2005

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	More than	Total on	%	Total on	%	Total on	%
	days	60 days	90 days	180 days	360 days	360 days	June 30	(5)	March 31	(5)	June 30	(5)
							(A)		(A)		(A)

Discounted trade receivables and other
loans	7,935,455	5,501,302	4,029,456	4,816,218	4,661,197	8,571,203	35,514,831	37.7	34,549,533	39.2	29,291,120	39.7
Financings	2,195,439	2,246,783	1,748,915	4,161,712	7,329,449	12,038,103	29,720,401	31.5	28,001,683	31.7	23,202,009	31.5
Rural and agribusiness loans	409,988	196,067	330,753	1,102,505	966,359	3,524,820	6,530,492	6.9	6,393,551	7.3	5,289,160	7.2
Subtotal	10,540,882	7,944,152	6,109,124	10,080,435	12,957,005	24,134,126	71,765,724	76.1	68,944,767	78.2	57,782,289	78.4
Leasing operations	160,927	131,602	134,451	378,219	662,739	1,566,739	3,034,677	3.2	2,622,355	3.0	1,918,996	2.6
Advances on foreign exchange contracts (1)	1,375,416	1,142,547	956,759	1,439,859	770,067	–	5,684,648	6.0	5,361,614	6.1	5,014,447	6.8
Subtotal	12,077,225	9,218,301	7,200,334	11,898,513	14,389,811	25,700,865	80,485,049	85.3	76,928,736	87.3	64,715,732	87.8
Other receivables (2)	184,149	14,719	18,457	40,065	69,287	142,785	469,462	0.5	470,266	0.5	431,678	0.6
Total loan operations on
June 30, 2006 (3)	12,261,374	9,233,020	7,218,791	11,938,578	14,459,098	25,843,650	80,954,511	85.8	77,399,002	87.8	65,147,410	88.4
Sureties and guarantees (4)	308,254	1,287,008	665,209	824,589	1,514,333	8,769,607	13,369,000	14.2	10,736,588	12.2	8,559,171	11.6
Total including sureties and guarantees
on June 30, 2006	12,569,628	10,520,028	7,884,000	12,763,167	15,973,431	34,613,257	94,323,511	100.0
Overall total on March 31, 2006	12,731,629	9,915,612	7,403,978	11,936,289	14,239,091	31,908,991			88,135,590	100.0
Overall total on June 30, 2005	11,504,780	7,445,180	6,405,210	10,223,538	12,183,500	25,944,373					73,706,581	100.0

										R$ thousand

	Abnormal course

	Past due installments

							2006			2005

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	Total on	%	Total on March 31 (B)%		Total on June 30 (B)%
	days	60 days	90 days	180 days	720 days	June 30	(5)		(5)		(5)
						(B)

Discounted trade receivables and other loans	597,203	290,698	308,391	465,321	554,953	2,216,566	72.8	1,887,483	72.0	1,465,592	73.4
Financings	198,306	128,446	61,815	122,280	101,242	612,089	20.1	541,964	20.7	352,873	17.7
Rural and agribusiness loans	19,000	17,834	8,812	3,265	36,404	85,315	2.8	60,703	2.3	68,865	3.5
Subtotal	814,509	436,978	379,018	590,866	692,599	2,913,970	95.7	2,490,150	95.0	1,887,330	94.6
Leasing operations	6,977	5,024	2,542	4,290	3,003	21,836	0.7	19,602	0.7	10,713	0.5
Advances on foreign exchange contracts (1)	7,266	4,102	928	1,885	68,042	82,223	2.7	81,542	3.1	74,477	3.7
Subtotal	828,752	446,104	382,488	597,041	763,644	3,018,029	99.1	2,591,294	98.8	1,972,520	98.8
Other receivables (2)	4,010	1,236	302	424	19,340	25,312	0.9	30,920	1.2	23,449	1.2
Total loan operations on June 30, 2006 (3)	832,762	447,340	382,790	597,465	782,984	3,043,341	100.0
Overall total on March 31, 2006	584,950	406,710	348,190	564,649	717,715			2,622,214	100.0
Overall total on June 30, 2005	497,258	315,344	254,687	435,065	493,615					1,995,969	100.0

											R$ thousand

						Abnormal course

	Installments falling due

								2006			2005

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	More than	Total on June 30 (C)		Total on March 31 (C)		Total on June 30 (C)
	days	60 days	90 days	180 days	360 days	360 days		%		%		%
								(5)		(5)		(5)

Discounted trade receivables and other loans	215,516	200,580	169,295	323,678	371,975	385,463	1,666,507	35.8	1,610,885	36.6	994,609	37.6
Financings	190,790	174,427	164,088	436,461	647,107	984,845	2,597,718	55.9	2,490,326	56.5	1,539,390	58.3
Rural and agribusiness loans	16,253	15,284	15,339	17,188	17,784	167,850	249,698	5.4	196,687	4.5	60,762	2.3
Subtotal	422,559	390,291	348,722	777,327	1,036,866	1,538,158	4,513,923	97.1	4,297,898	97.6	2,594,761	98.2
Leasing operations	6,043	4,740	4,778	14,278	26,092	65,300	121,231	2.6	97,888	2.2	42,896	1.6
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	428,602	395,031	353,500	791,605	1,062,958	1,603,458	4,635,154	99.7	4,395,786	99.8	2,637,657	99.8
Other receivables (2)	4,703	329	261	486	935	3,728	10,442	0.3	9,347	0.2	5,837	0.2
Total loan operations (3)	433,305	395,360	353,761	792,091	1,063,893	1,607,186	4,645,596	100.0	4,405,133	100.0	2,643,494	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on June 30, 2006	433,305	395,360	353,761	792,091	1,063,893	1,607,186	4,645,596	100.0
Overall total on March 31, 2006	416,782	380,607	322,736	726,792	1,004,214	1,554,002			4,405,133	100.0
Overall total on June 30, 2005	240,694	203,796	182,657	452,701	623,944	939,702					2,643,494	100.0

					R$ thousand

			Overall total

	2006				2005

	Total on June 30 (A+B+C)	% (5)	Total on March 31 (A+B+C)	% (5)	Total on June 30 (A+B+C)	% (5)

Discounted trade receivables and other loans	39,397,904	38.6	38,047,901	40.0	31,751,321	40.6
Financings	32,930,208	32.3	31,033,973	32.6	25,094,272	32.0
Rural and agribusiness loans	6,865,505	6.7	6,650,941	7.0	5,418,787	6.9
Subtotal	79,193,617	77.6	75,732,815	79.6	62,264,380	79.5
Leasing operations	3,177,744	3.1	2,739,845	2.9	1,972,605	2.5
Advances on foreign exchange contracts (1)	5,766,871	5.7	5,443,156	5.7	5,088,924	6.5
Subtotal	88,138,232	86.4	83,915,816	88.2	69,325,909	88.5
Other receivables (2)	505,216	0.5	510,533	0.5	460,964	0.6
Total loan operations (3)	88,643,448	86.9	84,426,349	88.7	69,786,873	89.1
Sureties and guarantees (4)	13,369,000	13.1	10,736,588	11.3	8,559,171	10.9
Overall total on June 30, 2006	102,012,448	100.0
Overall total on March 31, 2006			95,162,937	100.0
Overall total on June 30, 2005					78,346,044	100.0

(1)	Advances on foreign exchange contracts are recorded as a reduction of the “Other liabilities” account;
(2)
“Other receivables” comprise receivables on sureties and guarantees honored, receivables on purchase of assets, credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts;

(3)
Includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$ 2,362,783 thousand, including Amex Brasil R$ 73,935 thousand (March 31, 2006 – R$ 1,906,050 thousand and June 30, 2005 – R$ 1,539,160 thousand). Other receivables relating to credit cards in the amount of R$ 4,406,930 thousand, including Amex Brasil R$ 1,153,126 thousand (March 31, 2006 – R$ 2,655,091 thousand and June 30, 2005 – R$ 1,785,107 thousand) are presented in Note 11b;

(4)	Amounts recorded in memorandum account, which include R$ 3,475,443 thousand referred to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch; and
(5)	Ratio between type and total portfolio with sureties and guarantees.

b) By type and risk level

Loan Operations														R$ thousand

	Risk Levels

											2006			2005

	AA	A	B	C	D	E	F	G	H	Total on June 30		Total on March 31		Total on June 30
											%		%		%

Discounted trade
receivables and other
loans	7,278,845	19,155,320	3,039,791	5,707,144	929,933	499,141	425,385	447,220	1,915,125	39,397,904	44.5	38,047,901	45.1	31,751,321	45.4
Financings	4,792,758	17,606,024	2,994,818	6,054,702	413,820	186,964	184,154	129,206	567,762	32,930,208	37.1	31,033,973	36.8	25,094,272	36.0
Rural and agribusiness
loans	278,942	2,609,195	1,027,490	2,216,706	354,713	50,999	79,309	170,391	77,760	6,865,505	7.7	6,650,941	7.9	5,418,787	7.8
Subtotal	12,350,545	39,370,539	7,062,099	13,978,552	1,698,466	737,104	688,848	746,817	2,560,647	79,193,617	89.3	75,732,815	89.8	62,264,380	89.2
Leasing operations	218,984	915,422	652,109	1,245,002	49,481	13,598	24,967	8,249	49,932	3,177,744	3.6	2,739,845	3.2	1,972,605	2.8
Advances on foreign
exchange contracts	3,962,278	759,019	631,406	327,924	14,742	1,428	531	1,101	68,442	5,766,871	6.5	5,443,156	6.4	5,088,924	7.3
Subtotal	16,531,807	41,044,980	8,345,614	15,551,478	1,762,689	752,130	714,346	756,167	2,679,021	88,138,232	99.4	83,915,816	99.4	69,325,909	99.3
Other receivables	127,180	133,391	109,728	102,357	6,166	1,289	99	212	24,794	505,216	0.6	510,533	0.6	460,964	0.7
Total loan operations
on June 30, 2006	16,658,987	41,178,371	8,455,342	15,653,835	1,768,855	753,419	714,445	756,379	2,703,815	88,643,448	100.0
%	18.8	46.4	9.5	17.7	2.0	0.8	0.8	0.9	3.1	100.0
Total loan operations
on March 31, 2006	14,891,532	40,911,424	7,540,499	14,981,353	1,827,240	623,940	598,848	556,756	2,494,757			84,426,349	100.0
%	17.6	48.5	8.9	17.7	2.2	0.7	0.7	0.7	3.0			100.0
Total loan operations
on June 30, 2005	14,533,278	32,110,167	5,604,497	12,392,100	1,537,334	499,594	559,902	722,728	1,827,273					69,786,873	100.0
%	20.8	46.0	8.0	17.8	2.2	0.7	0.8	1.0	2.7					100.0

c) Maturity ranges and risk level

														R$ thousand

	Risk Levels

	Abnormal Course Operations

											2006			2005

	AA	A	B	C	D	E	F	G	H	Total on June 30		Total on March 31		Total on June 30
											%		%		%

Installments Falling
Due	–	–	1,247,817	1,329,615	508,828	301,285	270,624	259,471	727,956	4,645,596	100.0	4,405,133	100.0	2,643,494	100.0
1 to 30	–	–	132,331	135,303	42,471	24,766	20,742	16,046	61,646	433,305	9.3	416,782	9.5	240,694	9.1
31 to 60	–	–	118,654	118,003	39,874	22,133	20,436	16,344	59,916	395,360	8.5	380,607	8.6	203,796	7.7
61 to 90	–	–	104,793	107,535	36,887	19,993	18,366	14,044	52,143	353,761	7.6	322,736	7.3	182,657	6.9
91 to 180	–	–	216,975	221,280	85,498	51,410	50,267	35,235	131,426	792,091	17.1	726,792	16.5	452,701	17.1
181 to 360	–	–	281,702	306,029	117,230	65,213	58,504	48,179	187,036	1,063,893	22.9	1,004,214	22.8	623,944	23.6
Over 360	–	–	393,362	441,465	186,868	117,770	102,309	129,623	235,789	1,607,186	34.6	1,554,002	35.3	939,702	35.6

Past Due Installments	–	–	197,494	395,971	301,010	229,030	247,460	312,305	1,360,071	3,043,341	100.0	2,622,214	100.0	1,995,969	100.0
1 to 14	–	–	15,585	94,358	60,567	37,547	35,465	27,996	46,594	318,112	10.5	159,718	6.1	97,579	4.9
15 to 30	–	–	174,731	120,403	51,642	20,498	15,717	87,012	44,647	514,650	16.9	425,232	16.2	399,679	20.0
31 to 60	–	–	5,518	174,956	90,655	46,982	30,014	23,492	75,723	447,340	14.7	406,710	15.5	315,344	15.8
61 to 90	–	–	1,660	3,070	91,808	60,472	52,112	37,905	135,763	382,790	12.6	348,190	13.3	254,687	12.8
91 to 180	–	–	–	3,184	4,142	60,848	110,846	133,791	284,654	597,465	19.6	564,649	21.6	435,065	21.8
181 to 360	–	–	–	–	–	929	1,588	2,109	620,464	625,090	20.5	564,943	21.5	403,895	20.2
Over 360	–	–	–	–	2,196	1,754	1,718	–	152,226	157,894	5.2	152,772	5.8	89,720	4.5

Subtotal	–	–	1,445,311	1,725,586	809,838	530,315	518,084	571,776	2,088,027	7,688,937		7,027,347		4,639,463

Specific provision	–	–	14,453	51,767	80,984	159,095	259,042	400,243	2,088,027	3,053,611		2,702,997		1,891,084

														R$ thousand

	Risk Levels

	Normal Course Operations

											2006			2005

	AA	A	B	C	D	E	F	G	H	Total on June 30		Total on March 31		Total on June 30
											%		%		%

Installments Falling
Due	16,658,987	41,178,371	7,010,031	13,928,249	959,017	223,104	196,361	184,603	615,788	80,954,511	100.0	77,399,002	100.0	65,147,410	100.0
1 to 30	2,638,762	6,814,184	759,906	1,834,545	91,568	23,607	16,256	9,471	73,075	12,261,374	15.2	12,406,685	16.0	11,162,326	17.1
31 to 60	2,066,322	4,747,773	713,926	1,556,735	70,375	15,397	10,185	7,698	44,609	9,233,020	11.4	9,676,750	12.5	7,287,397	11.2
61 to 90	1,391,035	3,576,465	775,994	1,356,210	53,415	12,211	8,195	5,057	40,209	7,218,791	8.9	6,887,513	8.9	6,241,561	9.6
91 to 180	2,397,107	6,212,569	1,042,894	2,036,150	99,598	31,138	19,415	13,118	86,589	11,938,578	14.7	10,796,493	14.0	9,607,332	14.7
181 to 360	3,146,073	7,549,320	1,176,186	2,246,303	132,964	43,341	30,692	20,995	113,224	14,459,098	17.9	13,242,631	17.1	11,121,451	17.1
Over 360	5,019,688	12,278,060	2,541,125	4,898,306	511,097	97,410	111,618	128,264	258,082	25,843,650	31.9	24,388,930	31.5	19,727,343	30.3
Generic Provision	–	205,901	70,100	417,847	95,902	66,931	98,180	129,223	615,788	1,699,872		1,580,211		1,613,482
Overall total on June
30, 2006	16,658,987	41,178,371	8,455,342	15,653,835	1,768,855	753,419	714,445	756,379	2,703,815	88,643,448
Existing provision	–	206,539	110,195	779,244	466,678	368,753	483,078	714,896	2,703,815	5,833,198
Minimum required
provision	–	205,901	84,553	469,614	176,886	226,026	357,222	529,466	2,703,815	4,753,483
Additional provision	–	638	25,642	309,630	289,792	142,727	125,856	185,430	–	1,079,715
Overall total on March
31, 2006	14,891,532	40,911,424	7,540,499	14,981,353	1,827,240	623,940	598,848	556,756	2,494,757			84,426,349
Existing provision	–	205,795	98,421	808,667	482,342	304,110	403,045	518,088	2,494,757			5,315,225
Minimum required
provision	–	204,558	75,403	449,431	182,724	187,182	299,424	389,729	2,494,757			4,283,208
Additional provision	–	1,237	23,018	359,236	299,618	116,928	103,621	128,359	–			1,032,017
Overall total on June
30, 2005	14,533,278	32,110,167	5,604,497	12,392,100	1,537,334	499,594	559,902	722,728	1,827,273					69,786,873
Existing provision	–	161,007	75,128	771,304	363,085	214,558	359,624	678,457	1,827,273					4,450,436
Minimum required
provisions	–	160,581	56,043	371,194	153,734	149,878	279,953	505,910	1,827,273					3,504,566
Additional provision	–	426	19,085	400,110	209,351	64,680	79,671	172,547	–					945,870

d) Concentration of loan operations

						R$ thousand

	2006				2005

	June		March		June
	30%		31%		30%

Largest borrower	830,072	0.9	1,050,791	1.2	835,733	1.2
10 largest borrowers	5,528,995	6.2	6,217,572	7.4	5,565,312	8.0
20 largest borrowers	8,808,448	9.9	9,256,576	11.0	8,115,780	11.6
50 largest borrowers	14,741,232	16.6	14,493,475	17.2	12,937,684	18.5
100 largest borrowers	20,085,447	22.7	19,122,106	22.6	16,956,523	24.3

e) By economic activity sector

						R$ thousand

	2006				2005

	June		March		June
	30%		31%		30%

Public Sector	1,065,490	1.2	1,089,062	1.2	623,544	0.9
Federal Government	465,095	0.5	443,939	0.4	344,664	0.5
Petrochemical	265,367	0.3	266,099	0.3	219,789	0.3
Financial intermediary	158,667	0.2	115,841	0.1	–	–
Production and distribution of electric power	41,061	–	61,999	–	124,875	0.2
State Government	597,364	0.7	641,797	0.8	278,275	0.4
Production and distribution of electric power	597,364	0.7	641,797	0.8	278,275	0.4
Municipal Government	3,031	–	3,326	–	605	–
Direct administration	3,031	–	3,326	–	605	–
Private sector	87,577,958	98.8	83,337,287	98.8	69,163,329	99.1
Manufacturing	21,069,498	23.8	19,313,238	23.0	18,389,885	26.4
Food and beverage	4,921,817	5.6	4,971,047	5.9	4,174,488	6.0
Steel, metallurgical and mechanical	3,403,093	3.9	2,922,526	3.5	2,666,260	3.8
Chemical	2,364,785	2.7	2,158,032	2.6	1,808,226	2.6
Light and heavy vehicles	1,698,536	1.9	1,654,941	2.0	2,409,776	3.5
Pulp and paper	1,498,514	1.7	910,625	1.1	856,641	1.2
Textiles and clothing	1,046,438	1.2	900,352	1.1	875,268	1.3
Rubber and plastic articles	925,147	1.0	870,081	1.0	782,915	1.1
Extraction of metallic and non-metallic ores	836,888	0.9	773,599	0.9	850,695	1.2
Electric and electronic products	738,369	0.8	705,121	0.8	667,127	1.0
Furniture and wood products	630,088	0.7	627,527	0.7	611,775	0.9
Automotive parts and accessories	627,907	0.7	550,147	0.7	508,552	0.7
Non-metallic materials	451,186	0.5	431,468	0.5	341,743	0.5
Publishing, printing and reproduction	412,485	0.5	473,990	0.6	500,478	0.7
Leather articles	376,288	0.4	359,291	0.4	338,666	0.5
Oil refining and production of alcohol	309,789	0.3	309,192	0.4	299,845	0.4
Other industries	828,168	1.0	695,299	0.8	697,430	1.0
Commerce	12,944,894	14.5	12,648,947	15.0	10,558,710	15.1
Products in specialty stores	3,288,118	3.7	3,164,610	3.7	2,817,493	4.0
Food products, beverage and tobacco	1,581,556	1.8	1,454,688	1.7	1,103,956	1.6
Non-specialized retailer	1,059,582	1.2	1,036,374	1.2	757,185	1.1
Grooming and household articles	1,008,144	1.1	850,104	1.0	872,806	1.3
Residues and scrap	983,356	1.1	836,592	1.0	696,601	1.0
Clothing and footwear	864,382	1.0	806,359	1.0	594,006	0.9
Self-propelled vehicles	835,071	0.9	806,622	1.0	732,629	1.0
Wholesale of goods in general	794,726	0.9	1,077,256	1.3	785,994	1.1
Repair, parts and accessories for
self-propelled vehicles	659,598	0.7	631,203	0.7	553,448	0.8
Agricultural and farming products	658,626	0.7	639,334	0.8	500,282	0.7
Fuel	613,117	0.7	611,418	0.7	491,440	0.7
Trade intermediary	349,700	0.4	501,109	0.6	415,195	0.6
Other commerce	248,918	0.3	233,278	0.3	237,675	0.3

					R$ thousand

	2006				2005

	June		March		June
	30%		31%		30%

Financial intermediaries	321,080	0.4	266,228	0.3	216,706	0.3
Services	14,508,657	16.4	14,303,358	16.9	11,921,816	17.0
Transport and storage	4,132,768	4.7	3,667,049	4.3	3,173,911	4.5
Real estate activities, rentals and
corporate services	2,157,481	2.4	2,092,982	2.5	1,900,240	2.7
Production and distribution of electric
power, gas and water	1,787,917	2.0	1,444,492	1.7	1,045,186	1.5
Civil construction	1,772,340	2.0	2,357,043	2.8	1,568,328	2.2
Telecommunications	1,014,255	1.1	1,437,092	1.7	1,263,330	1.8
Social services, education, health, defense
and social security	965,898	1.1	922,787	1.1	756,114	1.1
Clubs, leisure, cultural and sports activities	547,058	0.7	491,508	0.6	428,368	0.6
Holding companies, legal, accounting and
business advisory services	522,704	0.6	415,266	0.5	505,091	0.7
Hotel and catering	371,342	0.4	343,829	0.4	261,859	0.4
Other services	1,236,894	1.4	1,131,310	1.3	1,019,389	1.5
Agribusiness, fishing, forestry
development and management	1,174,424	1.3	1,087,151	1.3	1,235,012	1.8
Individuals	37,559,405	42.4	35,718,365	42.3	26,841,200	38.5
Total	88,643,448	100.0	84,426,349	100.0	69,786,873	100.0

f) Breakdown of loan operations and allowance for doubtful accounts

Risk Level								R$ thousand

				Portfolio balance

	Abnormal course						2006		2005

			Total –	Normal	Total	%	%	%	%
	Past due	Falling due	abnormal	Course			June 30	March 31	June 30
			course				YTD	YTD	YTD

AA	–	–	–	16,658,987	16,658,987	18.8	18.8	17.6	20.8
A	–	–	–	41,178,371	41,178,371	46.4	65.2	66.1	66.8
B	197,494	1,247,817	1,445,311	7,010,031	8,455,342	9.5	74.7	75.0	74.8
C	395,971	1,329,615	1,725,586	13,928,249	15,653,835	17.7	92.4	92.8	92.6
Subtotal	593,465	2,577,432	3,170,897	78,775,638	81,946,535	92.4
D	301,010	508,828	809,838	959,017	1,768,855	2.0	94.4	94.9	94.8
E	229,030	301,285	530,315	223,104	753,419	0.8	95.2	95.6	95.5
F	247,460	270,624	518,084	196,361	714,445	0.8	96.0	96.3	96.3
G	312,305	259,471	571,776	184,603	756,379	0.9	96.9	97.0	97.3
H	1,360,071	727,956	2,088,027	615,788	2,703,815	3.1	100.0	100.0	100.0
Subtotal	2,449,876	2,068,164	4,518,040	2,178,873	6,696,913	7.6
Total on June 30, 2006	3,043,341	4,645,596	7,688,937	80,954,511	88,643,448	100.0
%	3.5	5.2	8.7	91.3	100.0
Total on March 31, 2006	2,622,214	4,405,133	7,027,347	77,399,002	84,426,349
%	3.1	5.2	8.3	91.7	100.0
Total on June 30, 2005	1,995,969	2,643,494	4,639,463	65,147,410	69,786,873
%	2.9	3.8	6.7	93.3	100.0

										R$ thousand

	Provision

			Minimum requirement				Additional	Existing	2006		2005

Risk Level			Specific		Generic	Total

	% Minimum required provision
									% on June 30 (1)	% on March 31 (1)	% on June 30 (1)
		Past	Falling	Total
		due	due	specific

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	205,901	205,901	638	206,539	0.5	0.5	0.5
B	1.0	1,975	12,478	14,453	70,100	84,553	25,642	110,195	1.3	1.3	1.3
C	3.0	11,879	39,888	51,767	417,847	469,614	309,630	779,244	5.0	5.5	6.2
Subtotal		13,854	52,366	66,220	693,848	760,068	335,910	1,095,978	1.3	1.4	1.6
D	10.0	30,101	50,883	80,984	95,902	176,886	289,792	466,678	26.4	26.4	23.6
E	30.0	68,709	90,386	159,095	66,931	226,026	142,727	368,753	48.9	48.7	42.9
F	50.0	123,730	135,312	259,042	98,180	357,222	125,856	483,078	67.6	67.3	64.2
G	70.0	218,613	181,630	400,243	129,223	529,466	185,430	714,896	94.5	93.1	93.9
H	100.0	1,360,071	727,956	2,088,027	615,788	2,703,815	–	2,703,815	100.0	100.0	100.0
Subtotal		1,801,224	1,186,167	2,987,391	1,006,024	3,993,415	743,805	4,737,220	70.7	68.9	66.9
Total on June
30, 2006		1,815,078	1,238,533	3,053,611	1,699,872	4,753,483	1,079,715	5,833,198	6.6
%		31.1	21.2	52.3	29.2	81.5	18.5	100.0
Total on March
31, 2006		1,581,361	1,121,636	2,702,997	1,580,211	4,283,208	1,032,017	5,315,225		6.3
%		29.8	21.1	50.9	29.7	80.6	19.4	100.0
Total on June
30, 2005		1,200,287	690,797	1,891,084	1,613,482	3,504,566	945,870	4,450,436			6.4
%		27.0	15.5	42.5	36.2	78.7	21.3	100.0
(1) Ratio between existing provision and portfolio by risk level.

g) Movement of allowance for doubtful accounts

				R$ thousand

		2006		2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Opening Balance	5,315,225	4,958,649	4,958,649	4,145,557
– Specific provision (1)	2,702,997	2,287,589	2,287,589	1,785,474
– Generic provision (2)	1,580,211	1,657,570	1,657,570	1,434,610
– Additional provision (3)	1,032,017	1,013,490	1,013,490	925,473
Amount recorded	1,115,986	938,442	2,054,428	1,196,746
Amount written-off	(688,434)	(593,010)	(1,281,444)	(891,867)
Balance derived from acquired institutions (4)	90,421	11,144	101,565	–
Closing balance	5,833,198	5,315,225	5,833,198	4,450,436
– Specific provision (1)	3,053,611	2,702,997	3,053,611	1,891,084
– Generic provision (2)	1,699,872	1,580,211	1,699,872	1,613,482
– Additional provision (3)	1,079,715	1,032,017	1,079,715	945,870
(1)	For operations with installments overdue for more than 14 days;
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3)
The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of required provision established by CMN Resolution 2682. The additional provision per customer was classified according to the corresponding risk levels (note 10f); and

(4)	Comprises Banco BEC S.A. and Amex Brasil (notes 1 and 4).

h) Recovery and renegotiation

Expense for allowance for doubtful accounts, net of recoveries of written-off credits

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Amount recorded	1,115,986	938,442	2,054,428	1,196,746
Amount recovered (1)	(145,702)	(129,188)	(274,890)	(315,393)
Expense net of recoveries	970,284	809,254	1,779,538	881,353
(1)	Classified in income on loan operations (Note 10i)

Movement of renegotiated portfolio

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Opening balance	2,121,992	2,020,341	2,020,341	1,714,589
– Amount renegotiated	720,389	514,826	1,235,215	778,490
– Amount received	(342,778)	(295,025)	(637,803)	(535,020)
– Amount written-off	(129,333)	(118,150)	(247,483)	(241,863)
Closing balance	2,370,270	2,121,992	2,370,270	1,716,196
Allowance for doubtful accounts	1,454,527	1,321,657	1,454,527	1,022,548
Percentage on portfolio	61.4%	62.3%	61.4%	59.6%

i) Income on loan and leasing operations

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Discounted trade receivables and other loans	2,992,937	2,767,745	5,760,682	4,376,619
Financings	1,879,171	1,738,949	3,618,120	2,651,814
Rural and agribusiness loans	169,575	156,250	325,825	288,908
Subtotal	5,041,683	4,662,944	9,704,627	7,317,341
Recovery of credits written-off as loss	145,702	129,188	274,890	315,393
Allocation of exchange variation of foreign branches and subsidiaries	(20,571)	(274,666)	(295,237)	(444,772)
Subtotal	5,166,814	4,517,466	9,684,280	7,187,962
Leasing, net of expenses	149,154	132,365	281,519	176,330
Total	5,315,968	4,649,831	9,965,799	7,364,292

11) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

	R$ thousand

	2006		2005

	June	March	June
	30	31	30

Assets – other receivables
Exchange purchases pending settlement	7,828,104	7,332,944	6,073,049
Foreign exchange acceptances and term documents in foreign currencies	5,173	10,229	12,191
Exchange sale receivables	2,503,503	1,862,639	1,752,714
(-) Advances in local currency received	(285,760)	(264,172)	(212,835)
Income receivable on advances granted	72,295	57,940	46,802
Total	10,123,315	8,999,580	7,671,921
Liabilities – Other liabilities
Exchange sales pending settlement	2,476,435	1,848,083	1,736,400
Exchange purchase payables	7,956,640	7,458,140	6,511,453
(-) Advances on foreign exchange contracts	(5,766,871)	(5,443,156)	(5,088,924)
Others	12,603	15,392	21,829
Total	4,678,807	3,878,459	3,180,758
Net foreign exchange portfolio	5,444,508	5,121,121	4,491,163
Memorandum accounts
Imports loans	174,981	157,117	164,865
Confirmed exports loans	25,517	30,626	41,823

Exchange Results

Breakdown of results of foreign exchange transactions adjusted to facilitate presentation

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Foreign exchange result	349,797	114,242	464,039	230,836
Adjustments:
– Income on foreign currency financing (1)	81,193	14,434	95,627	20,710
– Income on export financing (1)	11,491	10,781	22,272	2,154
– Income on foreign investments (2)	78,188	36,501	114,689	25,353
– Expenses from foreign securities (3)	–	–	–	(4,546)
– Expenses from liabilities with to foreign bankers (4) (note 17c)	(504,275)	(53,215)	(557,490)	(89,908)
– Others	69,696	(49,538)	20,158	(73,256)
Total adjustments	(263,707)	(41,037)	(304,744)	(119,493)
Adjusted foreign exchange result	86,090	73,205	159,295	111,343
(1)	Classified in the “Income on loan operations” account;
(2)	Demonstrated in the “Income on securities transactions” account;
(3)	Presented in the “Expenses from funds obtained in the open market” account; and
(4)	Funds for financing advances on foreign exchange contracts and import financing, classified in the “Expenses for borrowings and onlendings“ account.

b) Sundry

	R$ thousand

	2006		2005

	June	March	June
	30	31	30

Tax credits (note 34c)	6,072,231	5,538,108	6,233,938
Credit card operations (1)	4,406,930	2,655,091	1,785,107
Borrowers by escrow	3,167,264	2,501,662	2,084,632
Prepaid taxes	827,470	804,229	683,821
Receivable securities and credits	692,771	527,980	408,426
Payments to be reimbursed	443,555	449,048	413,958
Sundry borrowers	326,207	454,951	322,158
Borrowers due to purchase of assets	270,627	300,891	287,383
Others	223,910	86,474	146,309
Total	16,430,965	13,318,434	12,365,732
(1)	The increase is substantially due to Amex Brasil operations in the amount of R$1,153,126 thousand (note 1).

12) Other Assets

a) Non-operating assets/Others

	R$ thousand

	Cost	Provision for losses	Residual value

			2006		2005

			June	March	June
			30	31	30

Real estate	181,552	(63,665)	117,887	109,661	139,029
Goods subject to special conditions	92,193	(92,193)	–	–	–
Vehicles and similar	87,582	(24,662)	62,920	57,822	48,625
Inventories/storehouse	19,257	–	19,257	18,089	23,988
Machinery and equipment	7,394	(5,020)	2,374	2,396	1,994
Others	6,786	(6,334)	452	6,054	7,231
Total on June 30, 2006	394,764	(191,874)	202,890
Total on March 31, 2006	374,383	(180,361)		194,022
Total on June 30, 2005	442,621	(221,754)			220,867

b) Prepaid expenses

	R$ thousand

	2006		2005

	June	March	June
	30	31	30

Commission on the placement of financing	751,380	687,328	473,002
Insurance selling expenses	257,715	267,596	269,588
Exclusive partnership agreement in the rendering of banking services	280,577	264,904	214,500
Insurance expense on funding abroad	82,491	88,007	112,295
Advertising expenses	64,571	62,210	49,587
Others	105,618	106,915	93,185
Total	1,542,352	1,476,960	1,212,157

13) Investments

a) Movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements

	R$ thousand

Investments in foreign branches and subsidiaries	Balance on 12.31.2005	Movement in the period (1)	Balance on 6.30.2006	Balance on 3.31.2006	Balance on 6.30.2005

Banco Bradesco S.A. Grand Cayman Branch	5,842,819	(406,456)	5,436,363	5,510,896	4,044,953
Banco Bradesco S.A. New York Branch	348,461	(17,493)	330,968	329,562	342,695
Banco Bradesco Luxembourg S.A.	318,776	(16,870)	301,906	300,553	313,124
Bradport SGPS, Sociedade Unipessoal, Lda.	294,855	104,521	399,376	280,408	302,981
Cidade Capital Markets Limited	75,261	(4,047)	71,214	70,725	74,279
Bradesco Securities, Inc.	52,747	(4,759)	47,988	48,718	53,187
Banco Bradesco Argentina S.A.	38,946	(3,673)	35,273	36,122	39,326
Banco Boavista S.A. Nassau Branch	19,773	(1,090)	18,683	18,546	19,836
Bradesco Argentina de Seguros S.A.	14,691	(2,076)	12,615	12,970	10,980
Bradesco International Health Service, Inc.	231	(18)	213	214	232
Banco Boavista S.A. Grand Cayman Branch (2)	–	–	–	–	200.914
Total	7,006,560	(351,961)	6,654,599	6,608,714	5,402,507
(1)
Represented by exchange loss variation in the amount of R$ 500,483 thousand, equity accounting in the amount of R$ 131,574 thousand, mark-to-market adjustment on securities available for sale in the amount of R$ 86,960 thousand and capital increase in May 2006 in Bradport SGPS, Sociedade Unipessoal Lda, in the amount of R$ 103,908 thousand.

(2)	Banco Boavista S.A. Grand Cayman Branch ended its activities in September 2005, and its operations were transferred to Banco Bradesco S.A. Grand Cayman Branch.

b) Breakdown of investments in the consolidated financial statements

Affiliated Companies	R$ thousand

	2006		2005

	June	March	June
	30	31	30

• IRB-Brasil Resseguros S.A.	346,871	307,940	310,163
• Bradesco Templeton Asset Management Ltda. (1)	32,604	–	–
• BES Investimento do Brasil S.A. – Banco de Investimento	20,425	19,390	17,812
• NovaMarlim Participações S.A.	17,769	20,478	22,856
• Marlim Participações S.A.	12,707	14,658	18,077
• American BankNote S.A. (2)	–	38,956	33,081
• Others	547	1,021	1,067
Total in affiliated companies	430,923	402,443	403,056
– Tax incentives	325,631	325,329	334,462
– Banco Espírito Santo S.A.	399,121	268,786	290,545
Other investments	289,532	291,481	326,513
Provision for:
Tax incentives	(279,680)	(279,107)	(273,869)
Other investments	(120,695)	(86,605)	(61,099)
Overall total consolidated investments	1,044,832	922,327	1,019,608
(1)	Company was no longer consolidated in April 2006, in view of the partial sale of the investment; and
(2)	Investment partially sold in May 2006 and the remaining installment transferred to Current Assets.

c)	The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded in the 1st half of 2006 to R$ 34,480 thousand (1H05 to R$ 4,642 thousand), 2Q06 to R$ 29,786 thousand (1Q06 to R$ 4,694 thousand).

	R$ thousand

Companies	Capital Stock	Adjusted shareholder's equity	No. of stocks/ quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income/ (loss)	Adjustment resulting from evaluation (5)

							2006			2005

			Common	Preferred			2nd Qtr.	1st Qtr.	1st Half	1st Qtr.

IRB-Brasil Resseguros S.A. (1)	750,000	1,632,807	–	212	21.24%	–	–	–	–	3,760
American BankNote S.A. (3)	–	–	–	–	–	–	689	1,424	2,113	497
NovaMarlim Participações S.A. (1)	112,613	103,476	22,100	–	17.17%	21,538	2,629	1,069	3,698	338
Marlim Participações S.A. (1)	104,829	107,361	10,999	21,998	11.84%	33,243	1,779	2,157	3,936	127
BES Investimento do Brasil S.A. –
Banco de Investimento (1)	46,468	102,123	15,985	–	19.99%	7,954	1,435	155	1,590	1,994
Bradesco Templeton Asset Management Ltda.	618	65,338	308	–	49.90%	46,932	23,419	–	23,419	–
UGB Participações S.A. (2)	–	–	–	–	–	–	–	–	–	(1,401)
CP Cimento e Participações S.A. (4)	–	–	–	–	–	–	–	–	–	(391)
Other companies							(165)	(111)	(276)	(282)
Total of non-consolidated investees							29,786	4,694	34,480	4,642
(1)	Data related to May 31, 2006;
(2)	Investment sold in February 28, 2005;
(3)	Investment partially sold in May 2006 and the remaining installment transferred to Current Assets;
(4)	Investment sold in April 7, 2005; and
(5)
Adjustment resulting from evaluation: considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, when applicable.

14) Property, Plant And Equipment In Use And Leased Assets

Stated at acquisition cost plus restatements. Depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

	R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2006		2005

				June	March	June
				30	31	30

Real estate in use:
– Buildings	4%	696,823	(348,593)	348,230	348,952	370,194
– Land	–	407,440	–	407,440	402,015	459,475
Facilities, furniture and equipment in use	10%	2,151,881	(1,274,179)	877,702	815,191	805,697
Security and communications systems	10%	133,467	(84,661)	48,806	48,822	49,170
Data processing systems	20 to 50%	1,625,434	(1,246,086)	379,348	366,570	380,541
Transport systems	20%	23,816	(14,432)	9,384	7,763	8,380
Construction in progress	–	4,490	–	4,490	3,420	2,581
Subtotal	–	5,043,351	(2,967,951)	2,075,400	1,992,733	2,076,038
Leased Assets	–	31,872	(15,961)	15,911	11,094	12,345
Total on June 30, 2006		5,075,223	(2,983,912)	2,091,311
Total on March 31, 2006		4,780,333	(2,776,506)		2,003,827
Total on June 30, 2005		4,885,589	(2,797,206)			2,088,383

Property, plant and equipment in use of the Bradesco Organization present an unrecorded increment of R$ 1,108,382 thousand (March 31, 2006 – R$ 1,066,514 thousand and June 30, 2005 – R$ 903,024 thousand) based on appraisal reports prepared by independent experts in 2006, 2005 and 2004.

The fixed assets to stockholders’ equity ratio, in relation to consolidated reference stockholders’ equity, reached 16.40% (March 31, 2005 – 13.94% and June 30, 2005 – 19.05%), on the consolidated basis and 48.03% (March 31, 2006 – 42.62% and June 30, 2005 – 41.36%) on the consolidated financial basis, within the maximum 50% limit.

15) Deferred Charges

a) Goodwill

	R$ thousand

	2006		2005

	June	March	June
	30	31	30

Tempo Serviços Ltda. (former AMEX) (1)	819,801	–	–
Banco BEC S.A. (2)	606,097	562,429	–
Banco Zogbi S.A.	145,850	159,964	202,308
Banco Alvorada S.A.	138,011	142,999	157,964
Bradesplan Participações S.A. (3)	80,514	–	–
Banco BCN S.A. (4)	–	122,917	212,335
Banco Mercantil de São Paulo S.A. (4)	–	75,647	78,006
Morada Serviços Financeiros Ltda.	58,866	62,791	74,564
Banco Cidade S.A. (4)	–	45,459	74,682
Bankpar Participações Ltda. (former AMEX) (1)	42,253	–	–
Promovel Empreendimentos e Serviços Ltda.	34,533	37,874	47,900
Bradesco Leasing S.A. Arrendamento Mercantil	28,513	30,313	35,714
Cia. Leader de Investimento	18,411	18,918	–
Banco Boavista Interatlântico S.A.	9,848	14,772	29,543
Others	71,924	53,117	51,404
Total goodwill	2,054,621	1,327,200	964,420
(1)	Company acquired in June 2006 (Note 1);
(2)	Company consolidated as from January 2006 (Note 1);
(3)	Company acquired in May 2006 (Note 1); and
(4)	From the total amount amortized in 1H06, R$ 192,079 thousand corresponds to extraordinary amortization due to the change in realization expectation (Note 30).

In the 1st half of 2006, goodwill was amortized at the amount of R$ 433,502 thousand (1st half of 2005 – R$ 184,105 thousand), in 2Q06 – R$ 314,829 thousand (1st quarter of 2006 R$ 118,673 thousand).

I) The unamortized goodwill has the following flow of amortization:

	R$ thousand

	2006				2005

	June	%	March	%	June	%
	30	Accumulated	31	Accumulated	30	Accumulated

2005	–	–	–	–	178,910	18.6
2006	234,547	11.4	355,800	26.8	343,261	54.1
2007	449,398	33.3	333,222	51.9	191,472	74.0
2008	449,398	55.2	245,663	70.4	115,735	86.0
2009	381,351	73.7	179,329	83.9	51,730	91.4
2010	347,700	90.6	150,832	95.3	30,248	94.5
2011	119,432	96.5	25,039	97.2	23,012	96.9
2012	31,952	98.0	23,765	99.0	21,735	99.1
2013	18,529	98.9	10,341	99.8	8,317	100.0
2014	10,215	99.4	2,027	99.9	–	–
2015	9,370	99.9	1,182	100.0	–	–
2016	2,729	100.0	–	–	–	–
Total goodwill	2,054,621		1,327,200		964,420

b) Other deferred charges

	R$ thousand

	Cost	Amortization	Residual value

			2006		2005

			June	March	June
			30	31	30

Systems development	1,437,277	(852,698)	584,579	550,894	482,290
Other deferred expenditures	34,295	(31,209)	3,086	3,774	6,191
Total on June 30, 2006	1,471,572	(883,907)	587,665
Total on March 31, 2006	1,371,218	(816,550)		554,668
Total on June 30, 2005	1,191,651	(703,170)			488,481

16) Deposits, Funds Obtained in the Open Market and Funds from Issuance of Securities

a) Deposits

	R$ thousand

	2006						2005

	Up to 30	From 31 to	From 181 to	More than	June	March	June
	days	180 days	360 days	360 days	30	31	30

• Demand deposits (1)	16,645,884	-	-	-	16,645,884	16,240,015	14,891,617
• Savings deposits (1)	24,834,740	-	-	-	24,834,740	25,560,295	24,517,141
• Interbank deposits	86,142	76,621	-	-	162,763	128,014	46,003
• Time deposits	5,596,926	3,232,907	4,215,165	23,390,007	36,435,005	32,295,927	32,043,025
• Other deposits (2)	277,429	-	-	-	277,429	258,246	156,487
Total on June 30, 2006	47,441,121	3,309,528	4,215,165	23,390,007	78,355,821
%	60.5	4.2	5.4	29.9	100.0
Total on March 31, 2006	44,945,409	4,898,293	2,057,073	22,581,722		74,482,497
%	60.3	6.6	2.8	30.3		100.0
Total on June 30, 2005	44,050,461	4,862,982	3,867,109	18,873,721			71,654,273
%	61.5	6.8	5.4	26.3			100.0
(1)	Classified as up to 30 days without considering average historical turnover; and
(2)	Deposits for investments.

b) Funds obtained in the open market

	R$ thousand

	2006						2005

	Up to 30	From 31 to	From 181 to	More than	June	March	June
	days	180 days	360 days	360 days	30	31	30

Own portfolio	221,667	1,752,958	471,869	11,746,125	14,138,646	12,905,688	6,633,449
• Government bonds	-	8,223	88,819	300	97,342	197,002	70,135
• Private securities – CDB	-	99,287	-	373,759	473,046	360,808	317,341
• Debentures of own issuance	65,218	1,120,660	329,077	11,129,137	12,644,092	12,255,323	5,157,569
• Foreign	156,449	524,788	-	242,929	924,166	92,555	1,088,404
Third party portfolio (1)	14,416,142	125,483	-	-	14,541,625	11,030,935	14,323,042
Unrestricted notes portfolio (1)	500,000	77,383	-	-	577,383	99,999	-
Total on June 30, 2006 (2)	15,137,809	1,955,824	417,896	11,746,125	29,257,654
%	51.7	6.7	1.4	40.2	100.0
Total on March 31, 2006	11,373,276	597,767	955,423	11,110,156		24,036,622
%	47.3	2.5	4.0	46.2		100.0
Total on June 30, 2005	15,355,243	1,687,769	439,033	3,474,446			20,956,491
%	73.3	8.0	2.1	16.6			100.0
(1)	Represented by government bonds; and
(2)	This includes R$ 5,175,496 thousand (March 31, 2006 – R$ 3,644,624 thousand and June 30, 2005 – R$ 7,381,797 thousand) of funds invested in purchase and sale commitments with Banco Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Note 8a).

c) Funds from issuance of securities

	R$ thousand

	2006						2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	June 30	March 31	June 30

Securities – Local
• Mortgage notes	78,966	664,231	94,809	7,227	845,233	843,313	814,937
• Debentures (1)	–	62,959	–	2,552,100	2,615,059	2,733,165	2,631,189
Subtotal	78,966	727,190	94,809	2,559,327	3,460,292	3,576,478	3,446,126
Securities – Foreign (2)
• Commercial paper	–	–	–	–	–	–	2,372
• Eurobonds	10,575	212,040	206,183	–	428,798	411,856	443,281
• Euronotes	2,281	–	–	–	2,281	1,357	87,993
• MTN Program Issues	88,852	208,155	–	958,651	1,255,658	1,217,556	838,119
• Promissory notes	–	–	–	–	–	–	72,272
• Securitization of future flow of money orders received from abroad (d)	4,044	47,628	57,612	460,076	569,360	591,364	1,166,902
• Securitization of future flow of credit card bill receivables from foreign
cardholders (d)	1,305	45,033	46,320	391,993	484,651	508,648	620,226
Subtotal	107,057	512,856	310,115	1,810,720	2,740,748	2,730,781	3,231,165
Total on June 30, 2006	186,023	1,240,046	404,924	4,370,047	6,201,040
%	3.0	20.0	6.5	70.5	100.0
Total on March 31, 2006	351,646	952,864	534,543	4,468,206		6,307,259
%	5.6	15.1	8.5	70.8		100.0
Total on June 30, 2005	192,932	837,471	172,715	5,474,173			6,677,291
%	2.9	12.6	2.5	82.0			100.0
(1)
This refers to installment of two issuances of simple debentures not convertible into stocks of Bradesco Leasing S.A. Arrendamento Mercantil, of which one matures on February 1, 2025 and has a 100% of CDI remuneration, and the other matures on May 1, 2011 and has a 102% of CDI remuneration; and

(2)	These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution 2770 for:
	(i)	onlending to local customers, maturing until 2011, under terms which do not exceed those of the funds obtained, with interest payable at libor, plus a spread or prefixed interest; and
(ii)
foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports substantially in the short-term.

d)
Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, named Brazilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company, are financed through long-term liabilities and settled through the future cash flows of the corresponding assets, which basically comprise:

	(i)	current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and
	(ii)	current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

	R$ thousand

	Issuance	Transaction amount	Maturity	Remuneration %	Total

					2006		2005

					June	March	June
					30	31	30

Securitization of future	8.20.2003	595,262	8.20.2010	6.750	351,775	372,965	458,148
flow of money orders	8.20.2003 (1)	599,000	8.20.2010	0.68 + libor	–	–	472,460
received from abroad	7.28.2004	305,400	8.20.2012	4.685	217,585	218,399	236,294
Total		1,499,662			569,360	591,364	1,166,902
Securitization of future
flow of credit card bill
receivables from foreign
cardholders abroad	7.10.2003	800,818	6.15.2011	5.684	484,651	508,648	620,226
Total		800,818			484,651	508,648	620,226
(1)	Early redeemed on August 22, 2005.

e) Expenses with funding and price-level restatement and interest on Technical Provisions for insurance, private pension plans and savings bonds

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Savings deposits	457,523	482,433	939,956	984,060
Time deposits	1,339,578	1,285,789	2,625,367	2,685,625
Funds obtained in the open market	953,093	1,054,813	2,007,906	1,793,716
Funds from issuance of securities	265,725	158,013	423,738	135,135
Allocation of exchange variation of foreign branches and subsidiaries	(70,045)	(514,276)	(584,321)	(1,055,634)
Other funding expenses	70,486	69,638	140,124	131,417
Subtotal	3,016,360	2,536,410	5,552,770	4,674,319
Expenses for price-level restatement of technical provisions for insurance,
private pension plans and savings bonds	915,781	1,042,648	1,958,429	1,840,891
Total	3,932,141	3,579,058	7,511,199	6,515,210

17) Borrowings and onlendings

a) Borrowings

	R$ thousand

	2006						2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	June 30	March 31	June 30

Local:
• Official institutions	27	133	160	614	934	1,012	1,233
• Other institutions	21,380	–	311	9	21,700	16	12,602
Foreign	1,091,834	1,453,750	2,575,058	358,751	5,479,393	6,042,518	6,463,417
Total on June 30, 2006	1,113,241	1,453,883	2,575,529	359,374	5,502,027
%	20.2	26.4	46.9	6.5	100.0
Total on March 31, 2006	1,450,499	2,072,525	2,083,852	436,670		6,043,546
%	24.0	34.3	34.5	7.2		100.0
Total on June 30, 2005	1,054,255	2,683,632	2,289,398	449,967			6,477,252
%	16.3	41.4	35.3	7.0			100.0

b) Onlendings

	R$ thousand

	2006						2005

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 years	June 30	March 31	June 30

Local:
• National Treasury	17,535	–	–	–	17,535	14,402	51,341
• BNDES	127,637	469,510	1,238,839	2,839,220	4,675,206	4,343,620	3,789,963
• CEF	1,612	3,594	4,162	55,382	64,750	63,078	36,822
• FINAME	148,805	933,796	945,254	3,195,498	5,223,353	5,143,258	4,636,211
• Other institutions	142	342	354	1,561	2,399	2,621	3,145
Foreign:
• Subject to onlendings to housing loan borrowers	182	–	–	–	182	374	4,228
Total on June 30, 2006	295,913	1,407,242	2,188,609	6,091,661	9,983,425
%	3.0	14.1	21.9	61.0	100.0
Total on March 31, 2006	385,476	1,435,661	2,039,634	5,706,582		9,567,353
%	4.0	15.0	21.3	59.7		100.0
Total on June 30, 2005	270,577	1,172,789	1,897,233	5,181,111			8,521,710
%	3.2	13.8	22.3	60.7			100.0

c) Expenses from borrowings and onlendings

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Borrowings:
• Local	133	97	230	895
• Foreign	34,609	28,750	63,359	45,979
Subtotal borrowings	34,742	28,847	63,589	46,874

Local onlendings:
• National Treasury	462	994	1,456	2,446
• BNDES	102,246	83,645	185,891	140,492
• CEF	1,506	1,425	2,931	3,180
• FINAME	147,096	138,711	285,807	226,777
• Other institutions	57	98	155	164
Foreign onlendings:
• Payables to foreign bankers (note 11a)	504,275	53,215	557,490	89,908
• Other expenses with foreign onlendings	1,661	(2,663)	(1,002)	(4,717)
Subtotal onlendings	757,303	275,425	1,032,728	458,250

Allocation of exchange variation of foreign branches and subsidiaries	2,756	(64,536)	(61,780)	(151,998)

Total	794,801	239,736	1,034,537	353,126

18) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

a) Contingent Assets

In the 1st half of 2006, contingent assets were not recognized on an accounting basis, however, there are proceedings whose perspective of success is probable. The main ones are:

– Tax on Net Income – (ILL) R$ 344,747 thousand: It pleads the return, by means of compensation or restitution, of the amounts collected as Tax on Net Income established by article 35 of Law 7,713/88, once the referred tax was unconstitutionally judged by the Federal Supreme Court;

– Social Integration Program – (PIS) R$ 105,456 thousand: It pleads the compensation of PIS on the Operating Gross Revenue, collected under the terms of the Decrees Laws 2445 and 2449/88, in what exceeded the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

b) Contingent Liabilities classified as probable and Legal Liabilities – Tax and Social Security

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity; and jurisprudence and prior court sentences, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in judicial discussion is maintained until the definite gain of the lawsuit, represented by favorable judicial decision, on which resources are not provided, or its prescription.

I – Labor claims

These are claims brought by former employees seeking indemnity, especially, the payment of unpaid overtime. The amount of the labor claims is provisioned based on the movable average of the payments of the claims ended in the last 12 months, considering the similarity of these proceedings.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II – Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks and the inclusion of information about debtors in the restricted credit registry. These lawsuits are individually controlled and provisioned for specific lawsuits based on the opinion of the legal advisors, taking into consideration the nature of the lawsuits; similarity with previous lawsuits; complexity; and in the positioning of our Courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the financial results. Approximately 60% of the lawsuits were brought at the small claims court, in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of these lawsuits are judged unfounded and the amount of the condemnation imposed corresponds to the historical average of only 5% of the total amount claimed.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s financial results.

III – Legal liabilities – Tax and Social Security

Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

The main matters are:

– CSLL – R$ 1,148,915 thousand: Questioning of CSLL required from financial institutions in the reference years from 1995 to 1998 by rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– COFINS – R$ 534,017 thousand: It pleads to calculate and collect COFINS, as from October 2005, on the effective Sales results, whose concept is in the article 2 of Supplementary Law 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of article 3 of Law 9,718/98.

– CSLL – R$ 427,111 thousand: It pleads the non collection of CSLL of the reference years from 1996 to 1998, years in which some companies of Bradesco Organization did not have employees, once the article 195, I, of the Federal Constitution provides for that this contribution only is due by employers.

– INSS Autonomous Brokers – R$ 398,325 thousand: It discusses the incidence of the social security contribution on the remunerations paid to the autonomous service providers, established by the Supplementary Law 84/96 and subsequent regulations/changes, to the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to the insured, thus being our of the incidence field of the contribution provided for in the item I, Article 22, of Law 8,212/91, with new wording in Law 9,876/99.

– IRPJ/Credit Losses – R$ 288,041 thousand: It pleads to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of the effective and definite losses, total or partial, suffered in the reference years from 1997 to 2005, in the reception of credits, regardless of the compliance with the conditions and terms provided for in the articles 9 to 14 of Law 9,430/96 which only apply to the provisory losses;

– PIS – R$ 232,343 thousand: It pleads the compensation of the amounts unduly paid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e. operating gross revenue, as defined in the income tax legislation – concept in article 44 of Law 4,506/64, not included financial revenues.

IV – Provisions established, divided by nature are as follows:

			R$ thousand

	2006		2005

	June	March	June
	30	31	30

Labor claims	1,010,747	950,822	732,399
Civil proceedings	871,522	713,742	454,022
Subtotal (1)	1,882,269	1,664,564	1,186,421
Tax and social security (2)	4,625,836	3,933,438	3,196,369
Total	6,508,105	5,598,002	4,382,790
(1)	Note 20b;
(2)	Classified in the item “Other liabilities – tax and social security” (Note 20a).

V – Movement of Provisions Established

	R$ thousand

	2006

	Labor	Civil	Tax and Social Security (1)

At the beginning of the half	749,007	539,870	3,574,279
Balances acquired/assigned (2)	189,568	235,824	276,693
Monetary restatement	50,845	19,067	349,725
Constitutions	176,384	130,602	445,434
Reversals	(60)	–	(719)
Payments	(154,997)	(53,841)	(19,576)
At the end of the half	1,010,747	871,522	4,625,836
(1)	It comprises, substantially, legal liabilities;
(2)	It includes the amounts coming from Banco BEC and Amex Brasil (note 1).

c) Contingent Liabilities classified as possible losses

Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff’ or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non success. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the principal related to leasing companies’ ISS in the amount of R$92,767 thousand, in which it is discussed the unconstitutionality of the incidence of such tax, for it comprises financial leasing operations and, if it is deemed as due, it must be colleted for the municipality of the company’s headquarters.

19) Subordinated Debt

Instrument	R$ thousand

	Issuance	Amount of the operation	Maturity	Remuneration	2006		2005

					June 30	March 31	June 30

In the Country:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – CETIP	1,111,593	1,073,151	944,107
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	86,396	83,252	72,825
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	387,281	373,559	327,589
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	983,328	947,245	827,865
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	64,355	62,096	54,525
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	124,447	120,101	105,524
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	126,820	122,391	107,536
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	257,137	248,113	217,859
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,067,046	1,028,696	–
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,239,241	1,194,702	–
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	740,826	714,200	–
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,100,173	–	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	315,739	304,269	319,022
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	307,637	321,844	309,490
Subtotal in Brazil		6,150,773			7,912,019	6,593,619	3,286,342

Abroad:
Subordinated debt (US$)	December/2001	353,700	2011	10.25% rate p.a.	323,058	332,477	350,228
Subordinated debt (YEN) (1)	April/2002	315,186	2012	4.05% rate p.a.	294,258	302,701	319,560
Subordinated debt (US$)	October/2003	1,434,750	2013	8.75% rate p.a.	1,093,305	1,120,936	1,186,355
Subordinated debt (EURO)	April/2004	801,927	2014	8.00% rate p.a.	626,800	607,787	643,535
Subordinated debt (US$) (2)	June/2005	720,870	–	8.875% rate p.a.	653,772	656,219	709,987
Subtotal abroad		3,626,433			2,991,193	3,020,120	3,209,665

Overall total		9,777,206			10,903,212	9,613,739	6,496,007
(1)	Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2)
On June 3, 2005, a perpetual subordinated debt was issued in the amount of US$ 300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and by means of previous authorization of Brazilian Central Bank, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by Brazilian Central Bank that securities may no longer be included in the consolidated capital.

20) Other Liabilities

a) Tax and social security

	R$ thousand

	2006		2005

	June	March	June
	30	31	30

Provision for Tax Risks (Note 18)	4,625,836	3,933,438	3,196,369
Provision for Deferred Income Tax	1,036,818	948,963	651,746
Taxes and Contributions on Profits Payable	1,130,530	782,965	837,845
Taxes and Contributions Payable	442,486	460,762	311,429
Total	7,235,670	6,126,128	4,997,389

b) Sundry

	R$ thousand

	2006		2005

	June	March	June
	30	31	30

Credit card operations (1)	2,959,706	1,882,578	1,627,197
Provision for accrued liabilities	2,565,412	2,208,307	2,330,647
Provision for contingent liabilities (civil and labor) (Note 18)	1,882,269	1,664,564	1,186,421
Sundry creditors	991,329	1,036,315	571,714
Liabilities for acquisition of assets and rights	56,244	93,596	118,457
Official operating agreements	17,266	10,277	10,481
Others	193,926	166,902	154,458
Total	8,666,152	7,062,539	5,999,375
(1)	The increase is basically due to Amex Brasil R$ 984,740 thousand (Note 1).

21) Insurance, Private Pension Plans And Savings Bonds Operations

a) Technical Provisions by account

	R$ thousand

	Insurance			Private Pension Plans (1)			Savings bonds			Total

	2006		2005	2006		2005	2006		2005	2006		2005

	June	March	June	June	March	June	June	March	June	June	March	June
	30	31	30	30	31	30	30	31	30	30	31	30

Current and long-term liabilities
Mathematical provision for benefits
to be granted	–	–	–	30,743,738	29,648,339	25,605,111	–	–	–	30,743,738	29,648,339	25,605,111
Mathematical provision for
benefits granted	–	–	–	3,311,228	3,266,409	3,228,268	–	–	–	3,311,228	3,266,409	3,228,268
Mathematical provision for redemptions	–	–	–	–	–	–	1,780,055	1,738,432	1,669,281	1,780,055	1,738,432	1,669,281
IBNR Provision	1,369,378	1,354,565	1,128,562	346,544	341,265	245,462	–	–	–	1,715,922	1,695,830	1,374,024
Unearned premiums provision	1,392,849	1,435,291	1,325,317	35,049	30,205	43,944	–	–	–	1,427,898	1,465,496	1,369,261
Contribution insufficiency provision (2)	–	–	–	1,099,733	1,099,886	436,463	–	–	–	1,099,733	1,099,886	436,463
Provision for unsettled claims	565,188	532,347	489,769	404,039	374,666	310,997	–	–	–	969,227	907,013	800,766
Financial fluctuation provision	–	–	–	617,079	652,838	750,985	–	–	–	617,079	652,838	750,985
Financial surplus provision	–	–	–	353,384	360,783	280,595	–	–	–	353,384	360,783	280,595
Provision for draws and redemptions	–	–	–	–	–	–	350,184	342,530	294,904	350,184	342,530	294,904
Provision for contingencies	–	–	–	–	–	–	43,360	41,785	41,645	43,360	41,785	41,645
Provision for administrative expenses	–	–	–	379,282	368,262	27,391	53,387	52,283	46,391	432,669	420,545	73,782
Other provisions (3)	818,026	704,764	457,951	284,035	210,523	149,629	–	–	–	1,102,061	915,287	607,580
Total	4,145,441	4,026,967	3,401,599	37,574,111	36,353,176	31,078,845	2,226,986	2,175,030	2,052,221	43,946,538	42,555,173	36,532,665
(1)	Includes the insurance operations for individuals and private pension plans;
(2)
Until December 2004, the Contribution Insufficiency Provision (PIC) was calculated according to the biometric table AT-1983 at the interest rate of 4.5% p.a. In 2005, the balance of the PIC for 2004 was transferred to the Mathematical Provision for Benefits to be Granted and Mathematical Provision for Benefits Granted. The 2005 amounts were calculated in accordance with the biometric table AT-2000 at an interest rate of 4.5% p.a.; and

(3)
ANS approved the creation of an extraordinary provision in the “individual health” portfolio, to set out the leveling of premiums of insured persons above 60 years of age prior to Law 9656/98 and for remission benefits, by means of the Official Letters 264/06 and 263/06 respectively. On June 30, 2006, such provisions amounted to R$ 347,962 thousand and R$ 374,462 thousand (March 31,2006 – R$ 333,790 thousand and R$ 276,665 thousand, respectively). An additional provision of R$ 243,564 thousand was established in this half.

b) Technical Provisions by product

	R$ thousand

	Insurance			Private Pension Plans			Savings bonds			Total

	2006		2005	2006		2005	2006		2005	2006		2005

	June	March	June	June	March	June	June	March	June	June	March	June
	30	31	30	30	31	30	30	31	30	30	31	30

Health (1)	1,795,664	1,641,300	1,277,383	–	–	–	–	–	–	1,795,664	1,641,300	1,277,383
Auto/RCF	1,665,280	1,707,666	1,533,873	–	–	–	–	–	–	1,665,280	1,707,666	1,533,873
DPVAT	173,208	171,480	145,045	92,408	91,734	80,682	–	–	–	265,616	263,214	225,727
Life	33,254	31,451	33,988	1,327,550	1,192,127	877,941	–	–	–	1,360,804	1,223,578	911,929
Basic lines	478,035	475,070	411,310	–	–	–	–	–	–	478,035	475,070	411,310
Unrestricted benefits generating plan – PGBL	–	–	–	7,291,906	6,868,821	5,623,757	–	–	–	7,291,906	6,868,821	5,623,757
Long-term life insurance – VGBL	–	–	–	15,390,875	14,499,277	10,409,513	–	–	–	15,390,875	14,499,277	10,409,513
Traditional plans	–	–	–	13,471,372	13,701,217	14,086,952	–	–	–	13,471,372	13,701,217	14,086,952
Savings bonds	–	–	–	–	–	–	2,226,986	2,175,030	2,052,221	2,226,986	2,175,030	2,052,221
Total	4,145,441	4,026,967	3,401,599	37,574,111	36,353,176	31,078,845	2,226,986	2,175,030	2,052,221	43,946,538	42,555,173	36,532,665
(1)	See note 21a item 3.

c) Guarantees of technical provisions

	R$ thousand

	Insurance			Private Pension Plans			Savings bonds			Total

	2006		2005	2006		2005	2006		2005	2006		2005

	June	March	June	June	March	June	June	March	June	June	March	June
	30	31	30	30	31	30	30	31	30	30	31	30

Investment fund quotas (VGBL and PGBL)	–	–	–	22,682,781	21,368,098	16,033,270	–	–	–	22,682,781	21,368,098	16,033,270
Investment fund quotas
(except for VGBL and PGBL)	3,610,202	2,949,299	2,897,664	10,299,075	10,490,415	10,477,346	2,036,630	1,911,471	1,755,504	15,945,907	15,351,185	15,130,514
Government bonds	172,587	713,024	169,685	3,412,487	3,448,536	3,453,050	141	28,944	99,576	3,585,215	4,190,504	3,722,311
Private securities	16,240	15,761	13,180	479,669	475,549	623,269	98,653	95,572	98,124	594,562	586,882	734,573
Stocks	1,543	1,511	19,525	685,665	597,433	486,731	140,648	188,065	219,902	827,856	787,009	726,158
Credit rights	440,175	457,252	453,588	–	–	–	–	–	–	440,175	457,252	453,588
Real estate properties	16,948	17,104	19,951	1,289	1,314	1,388	10,996	11,062	11,261	29,233	29,480	32,600
Deposits retained at IRB and court deposits	67,353	57,561	104,914	36,262	31,832	37,978	–	–	–	103,615	89,393	142,892
Total	4,325,048	4,211,512	3,678,507	37,597,228	36,413,177	31,113,032	2,287,068	2,235,114	2,184,367	44,209,344	42,859,803	36,975,906

d) Retained premiums from insurance, private pension plans contributions and savings bonds

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Premiums written	2,128,657	2,257,991	4,386,648	4,087,328
Supplementary private pension contributions (1)	1,825,005	1,868,695	3,693,700	2,815,074
Revenues from savings bonds	340,012	325,556	665,568	640,911
Coinsurance premiums granted	(18,390)	(22,553)	(40,943)	(70,727)
Refunded premiums	(26,110)	(33,148)	(59,258)	(45,907)
Net premiums written	4,249,174	4,396,541	8,645,715	7,426,679
Redeemed premiums	(815,346)	(764,732)	(1,580,078)	(1,322,298)
Coinsurance premiums granted, consortia and funds	(146,542)	(173,455)	(319,997)	(307,561)
Retained premiums from insurance, private pension plans and
savings bonds	3,287,286	3,458,354	6,745,640	5,796,820
(1)	Includes the long-term life insurance (VGBL).

22) Minority Interest in Subsidiaries

	R$ thousand

	2006		2005

	June	March	June
	30	31	30

Indiana Seguros S.A.	44,463	43,519	36,540
BEC S.A. (1)	1,408	10,399	–
Bradesco Templeton Asset Management Ltda. (2)	–	9,162	7,284
Banco Alvorada S.A.	5,829	5,440	6,634
Baneb Corretora de Seguros S.A.	3,209	3,124	2,872
Other minority stockholders	146	359	85
Total	55,055	72,003	53,415
(1)	Company consolidated as from January/2006 (Note 1); and
(2)	Company is no longer consolidated as from April/2006, in view of the partial sale of the investiment.

23) Stockholders’ Equity (Parent Company)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises non-par registered, book-entry stocks, as follows:

	2006		2005

	June	March	June
	30	31	30

Common stock	489,914,304	489,914,304	247,325,690
Preferred stock	489,908,838	489,908,838	244,970,706
Subtotal	979,823,142	979,823,142	492,296,396
Treasury (common stocks)	(597,500)	(541,500)	(1,225,200)
Treasury (preferred stocks)	(400)	–	–
Total outstanding stocks	979,225,242	979,281,642	491,071,196

b) Movement of capital stock in the quarter

		Quantity of Stocks

	Common	Preferred	Total

Outstanding stocks held on December 31, 2005	489,450,004	489,938,838	979,388,842
Stocks acquired and cancelled (1)	–	(30,000)	(30,000)
Stocks acquired and not cancelled	(77,200)	–	(77,200)
Outstanding stocks held on March 31, 2006	489,372,804	489,908,838	979,281,642
Stocks acquired and not cancelled	(56,000)	(400)	(56,400)
Outstanding stocks held on June 30, 2006	489,316,804	489,908,438	979,225,242
(1)
At the Annual and Special Stockholders’ Meeting as of March 27, 2006, it was resolved the cancellation of 30,000 preferred stocks, acquired by the Company by means of repurchase programs authorized by the Board of Directors, all non-par registered, book-entry stocks, held in treasury, representing its own capital stock, without its reduction.

c) Interest on own capital

Non-voting preferred stocks are entitled to all rights and benefits attributed to common stocks and, in conformity with Bradesco’s Bylaws, have priority to repayment of capital and 10% additional interest on own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404/1976, as amended by Law 10303/2001.

In conformity with Bradesco’s Bylaws, stockholders are entitled to interest on own capital and/or dividends, which total, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate law.

Interest on own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice the amount of such interest.

Banco Bradesco S.A.’s capital compensation policy aims at distributing the interest on own capital, at the maximum amount calculated in conformity with the prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

In a meeting held on June 30, 2006, the Board of Directors approved the Board of Executive Officers proposal of June 16, 2006, for the payment of interim interest on own capital corresponding to the 1st half of 2006, in the amount of R$ 0.327750 (net of tax R$ 0.278588) per common stock and R$ 0.360525 (net of tax R$ 0.306446) per preferred stock, whose payment was made on July 20, 2006.

The calculation of Interest on Own Capital related to the 1st half of 2006 is shown as follows:

	R$ thousand	% (1)

Net income for the half	3,132,385
(-) Legal reserve	156,620
(+) Goodwill extraordinarily amortized, net of tax effects	120,434
Calculation basis	3,096,199
Monthly interest on own capital, paid and payable	188,978
Interim interest on own capital paid in July 2006	336,991
Supplementary interest on own capital accrued (payable)	621,631
Interest on own capital (gross) in the 1st half of 2006	1,147,600	37.06
Withholding income tax on interest on own capital	172,140
Interest on own capital (net) in the 1st half of 2006	975,460	31.51
Interest on own capital (net) in the 1st half of 2005	786,346	31.58
(1)	Percentage of interest on own capital over calculation basis.

Interest on own capital was paid and proposed, as follows:

Description	R$ thousand

	Per stock (gross) (1)		Gross amount paid/accrued	IRRF – withholding tax (15%)	Net mount paid/accrued

	Common	Preferred

Monthly	0.161060	0.177166	163,413	24,512	138,901
Interim	0.285000	0.313500	293,706	44,056	249,650
Accrued	0.454117	0.499529	467,994	70,199	397,795
Total in 1H05	0.900177	0.990195	925,113	138,767	786,346
Monthly	0.085500	0.094050	87,897	13,185	74,712
Accrued	0.438700	0.482570	451,103	67,665	383,438
Total in 1Q06	0.524200	0.576620	539,000	80,850	458,150
Monthly	0.098333	0.108166	101,081	15,162	85,919
Interim	0.327750	0.360525	336,991	50,549	286,442
Accrued	0.165873	0.182460	170,528	25,579	144,949
Total in 2Q06	0.591956	0.651151	608,600	91,290	517,310
Monthly	0.183833	0.202216	188,978	28,347	160,631
Interim	0.327750	0.360525	336,991	50,549	286,442
Accrued	0.604572	0.665030	621,631	93,244	528,387
Total in 1H06	1.116155	1.227771	1,147,600	172,140	975,460
(1)	Adjusted to stocks base after stock bonus.

d) Capital and Profit Reserves

	R$ thousand

	2006		2005

	June	March	June
	30	31	30

Capital Reserves	36,456	36,223	35,715
Profit Reserves	7,877,422	6,883,896	7,153,748
– Legal Reserve (1)	1,191,509	1,111,403	890,251
– Statutory Reserve (2)	6,685,913	5,772,493	6,263,497
(1)
Formed mandatorily based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses; and

(2)
With a view to maintaining the operating margin compatible with the development of company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited to 95% of paid-up capital stock.

e) Treasury Stocks

Banco Bradesco S.A.’s Board of Directors, in meeting held on November 22, 2005, resolved to authorize the Company’s Board of Executive Officers to acquire up to 10,000,000 non-par registered, book-entry stocks, of which 5,000,000 are common stocks and 5,000,000 are preferred stocks, with a view to be held in treasury and further sale or cancellation, without reducing the capital stock. The authorization was in force for a six (6)-month period, between 11.23.2005 and 5.23.2006. At a meeting of the Board of Directors on May 22, 2006, a new authorization was resolved, with the same quantities and terms, that will be in force for 6 (six) months, from 5.24.2006 to 11.24.2006.

Up to June 30, 2006, 597,500 common stocks and 400 preferred stocks were acquired and held in treasury, totaling R$ 38,760 thousand. The minimum, weighted average and maximum cost per stock is, respectively, R$ 58.23638, R$ 64.82765 and R$ 79.47560 and the market value of those stocks on June 30, 2006 was R$ 63.09 per common stock and R$ 68.08 per preferred stock.

24) Fee Income

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Checking accounts	510,277	494,376	1,004,653	814,114
Loan operations	379,252	359,951	739,203	606,825
Income on cards	353,873	349,288	703,161	594,734
Fund management	305,615	303,277	608,892	497,602
Collection	182,755	179,943	362,698	328,402
Interbank fees	70,139	73,224	143,363	131,250
Receipt of taxes	63,493	56,365	119,858	96,103
Consortium management	48,048	44,019	92,067	63,220
Revenue from custody and brokerage services	38,773	37,977	76,750	57,425
Others	138,510	142,128	280,638	231,274
Total	2,090,735	2,040,548	4,131,283	3,420,949

25) Personnel Expenses

	R$ thousand

		2006		2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Remuneration	716,167	677,628	1,393,795	1,254,558
Social charges	258,087	247,341	505,428	474,819
Benefits	298,492	302,204	600,696	539,547
Training	14,649	8,101	22,750	23,721
Employee profit sharing	90,304	99,633	189,937	142,891
Provision for labor proceedings	90,966	84,102	175,068	31,413
Total	1,468,665	1,419,009	2,887,674	2,466,949

26) Administrative Expenses

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Third-party services	285,351	270,188	555,539	480,242
Communication	188,906	187,175	376,081	356,976
Transport	128,846	123,193	252,039	205,436
Depreciation and amortization	113,264	109,257	222,521	226,883
Financial system services	111,330	112,861	224,191	201,302
Advertising	105,127	91,506	196,633	156,509
Rentals	82,855	80,671	163,526	156,369
Assets maintenance and conservation	79,729	76,703	156,432	150,210
Data processing	77,965	69,787	147,752	115,210
Assets leasing	55,980	54,525	110,505	130,090
Materials	42,610	39,952	82,562	81,095
Water, electricity and gas	39,986	41,720	81,706	71,870
Travels	19,833	14,860	34,693	25,374
Others	42,558	45,061	87,619	74,284
Total	1,374,340	1,317,459	2,691,799	2,431,850

27) Tax Expenses

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

COFINS Contribution	312,158	341,964	654,122	526,015
Tax on Services – ISS	71,420	69,874	141,294	115,984
CPMF Expenses	62,853	43,569	106,422	117,687
PIS/PASEP Contributions	52,807	57,662	110,469	89,264
IPTU Expenses	13,971	7,039	21,010	19,315
Others	20,565	23,690	44,255	34,296
Total	533,774	543,798	1,077,572	902,561

28) Other Operating Income

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Other financial income	160,393	105,885	266,278	181,174
Reversal of other operating provisions	249	19,661	19,910	191,041
Revenues from recovery of charges and expenses	37,994	33,114	71,108	32,844
Income on sale of goods	10,608	15,051	25,659	12,404
Others	106,906	81,005	187,911	141,846
Total	316,150	254,716	570,866	559,309

29) Other Operating Expenses

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Other financial expenses	305,628	275,811	581,439	403,982
Sundry losses expenses	173,548	158,812	332,360	294,399
Goodwill amortization	122,750	118,673	241,423	184,105
Cost of goods sold and services rendered	158,556	163,346	321,902	294,325
Expenses with other operating provisions	159,972	129,668	289,640	163,231
Others	132,794	113,937	246,731	155,167
Total	1,053,248	960,247	2,013,495	1,495,209

30) Non-Operating Income

	R$ thousand

		2006		2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Result on operation with Fidelity	98,660	–	98,660	–
Result on partial sale of American BankNote investments	84,217	–	84,217	–
Extraordinary goodwill amortization (1)	(192,079)	–	(192,079)	–
Result on sale and write-off of assets and investments	(12,370)	(5,240)	(17,610)	1,922
Non-operating provisions recorded (reversed)	2,961	(26,974)	(24,013)	(28,190)
Others	29,941	388	30,329	(339)
Total	11,330	(31,826)	(20,496)	(26,607)
(1)	2006 – Due to the change in the realization expectation (note 15a).

31) Transactions With Parent, Subsidiary And Affiliated Companies (Direct And Indirect)

The transactions with parent companies, subsidiaries and affiliated companies (direct and indirect) are carried out under conditions and rates compatible with average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

	R$ thousand

	2006		2005	2006			2005

	June	March	June	2nd Qtr.	1st Qtr.	1st Half	1st Half
	30	31	30

	Assets	Assets	Assets	Income	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Interest on own capital and dividends:
Bradesco Seguros S.A.	1,222,190	422,190	–	–	–	–	–
Banco Mercantil de São Paulo S.A.	130,186	80,702	121,702	–	–	–	–
Bradesco Vida e Previdência S.A.	80,306	80,306	80,306	–	–	–	–
Banco Alvorada S.A.	108,731	145,870	97,024	–	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	77,187	51,725	43,204	–	–	–	–
Banco Boavista Interatlântico S.A.	39,718	36,422	31,922	–	–	–	–
Banco Finasa S.A.	28,309	67,301	193,596	–	–	–	–
Cidade de Deus Companhia Comercial de Participações	(6,636)	(183,534)	(63,474)	–	–	–	–
Fundação Bradesco	(3,265)	(115,464)	(28,980)	–	–	–	–
Other parent, subsidiary and affiliated companies	90,120	84,446	79,906	–	–	–	–

Demand deposits:
Bradesco Vida e Previdência S.A.	(34,662)	(32,202)	(54,263)	–	–	–	–
Finasa Promotora de Vendas Ltda.	(11,727)	(3,746)	(5,023)	–	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	(7,817)	(81)	(19)	–	–	–	–
Bradesco Auto/RE Cia. de Seguros	(1,700)	(31)	(937)	–	–	–	–
Other parent, subsidiary and affiliated companies	(20,171)	(13,452)	(10,686)	–	–	–	–

Time deposits:
Cidade de Deus Companhia Comercial de Participações	(90,462)	(2,907)	(5,647)	(126)	(117)	(243)	(348)
Bradesco Argentina de Seguros S.A.	(19,982)	(19,751)	(6,661)	(240)	(215)	(455)	–
Bradesco Auto/RE Cia. de Seguros	(12,202)	(11,821)	(11,060)	–	–	–	–
Bradesco Securities Inc.	(4,503)	(4,906)	(5,785)	(3)	(1)	(4)	–
Other parent, subsidiary and affiliated companies	(14,659)	(2,097)	(4,222)	(347)	(70)	(417)	(718)

	R$ thousand

	2006		2005	2006			2005

	June	March	June	2nd Qtr.	1st Qtr.	1st Half	1st Half
	30	31	30

	Assets	Assets	Assets	Income	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Foreign currency deposits abroad:
Banco Bradesco Luxembourg S.A.	–	8	447	–	–	–	–
Banco Bradesco Argentina S.A.	16	16	18	–	–	–	–

Investments in foreign currency:
Banco Bradesco Luxembourg S.A.	110,787	86,840	15,628	368	491	859	357

Funding/Investments in interbank deposits (a):

Funding:
Bradesco Leasing S.A. Arrendamento Mercantil	(15,744,397)	(15,635,849)	(9,923,897)	(557,762)	(617,597)	(1,175,359)	(375,461)
Banco Alvorada S.A.	(3,956,292)	(2,474,601)	(1,799,780)	(107,317)	(126,108)	(233,425)	(125,196)
Banco Mercantil de São Paulo S.A.	(1,680,027)	(3,052,242)	(2,555,708)	(91,999)	(118,200)	(210,199)	(173,669)
Banco Bradesco BBI S.A. (note 2)	(841,428)	(805,180)	(700,540)	(28,965)	(30,248)	(59,213)	(56,704)
Banco BEC S.A.	(469,070)	(514,096)	–	(15,578)	(14,188)	(29,766)	–
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	(277,327)	(270,541)	–	(9,638)	(10,426)	(20,064)	–
Zogbi Leasing S.A. Arrendamento Mercantil	(134,794)	(131,801)	(126,163)	(4,700)	(5,409)	(10,109)	(5,163)
Banco Boavista Interatlântico S.A.	(85,314)	(88,742)	–	(3,073)	(3,530)	(6,603)	–
Other parent, subsidiary and affiliated companies	(84,734)	(94,714)	(50,500)	(1,943)	(1,595)	(3,538)	(2,999)

Investments:
Banco Finasa S.A.	17,874,360	17,086,533	12,355,249	667,046	656,544	1,323,590	877,564
Banco Boavista Interatlântico S.A.	–	–	433,591	–	–	–	18,873
Other parent, subsidiary and affiliated companies	–	–	–	–	–	–	10,986

Open market funding/investments (b):

Funding:
Alvorada Serviços e Negócios Ltda.	(245,938)	(237,391)	–	(8,547)	(9,268)	(17,815)	–
Cia. Brasileira de Meios de Pagamento – VISANET	(97,830)	(131,338)	(47,329)	(3,789)	(4,590)	(8,379)	(4,567)
Bradesco S.A. – CTVM	(33,800)	(65,420)	(14,325)	(4,123)	(2,350)	(6,473)	(2,225)
Banco Finasa S.A.	(24,077)	(10,337)	(8,165)	(1,388)	(3,086)	(4,474)	(3,360)
Banco Bradesco BBI S.A. (note 2)	(10,522)	(1,046)	(15,979)	(220)	(1,355)	(1,575)	(862)
Banco Alvorada S.A	(5,535)	–	(36,639)	(279)	(629)	(908)	(764)
Banco BEC S.A.	(1,503)	(411,336)	–	(7,886)	(16,581)	(24,467)	–
Other parent, subsidiary and affiliated companies	(36,054)	(35,061)	(23,347)	(1,193)	(1,998)	(3,191)	(2,458)

Investments:
Banco Bradesco BBI S.A. (note 2)	561,791	542,320	537,972	19,471	21,237	40,708	43,900
Banco Alvorada S.A.	49,740	392,778	405,280	9,385	15,376	24,761	33,256

Derivative financial instruments (swap) (c):
Banco Finasa S.A.	8,253	16,087	78,092	277	1,991	2,268	(689)
Other parent, subsidiary and affiliated companies	81	458	3,849	8	38	46	444

Foreign borrowings and onlendings (d):
Banco Bradesco Luxembourg S.A.	(144,866)	(116,071)	(55,253)	(1,501)	(1,313)	(2,814)	(912)
Banco Boavista Interatlântico S.A.	(17,625)	(17,894)	(19,106)	(223)	(208)	(431)	(300)
Other parent, subsidiary and affiliated companies	–	–	–	–	–	–	(27)

Services rendered (e):
Scopus Tecnologia S.A.	(11,165)	(10,408)	(9,853)	(42,811)	(39,974)	(82,785)	(70,996)
CPM S.A.	(6,176)	(4,710)	(6,051)	(22,491)	(17,475)	(39,966)	(23,576)
Other parent, subsidiary and affiliated companies	42	34	(24)	947	1,218	2,165	2,021

	R$ thousand

	2006		2005	2006			2005

	June 30	March 31	June 3 0	2nd Qtr.	1st Qtr.	1st Half	1st Half

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Income (expenses)	Income (expenses)	Income (expenses)	Income (expenses)

Branch rentals:
Paineira Holdings Ltda.	–	–	–	(10,743)	(10,675)	(21,418)	–
Bradesco Seguros S.A.	–	–	–	(6,882)	(6,884)	(13,766)	(13,719)
Banco Mercantil de São Paulo S.A.	–	–	–	(1,343)	(3,650)	(4,993)	(7,596)
Other parent, subsidiary and affiliated companies	–	–	–	(7,634)	(5,003)	(12,637)	(10,877)

Marketable Securities:
Bradesco Leasing S.A. Arrendamento Mercantil	13,080,961	12,628,399	6,831,517	452,711	492,135	944,846	303,344
Cibrasec – Companhia Brasileira de Securitização	14,490	14,790	21,241	553	408	961	–

Liabilities by Marketable Securities – foreign (f):
Cidade Capital Markets Limited	(24,520)	(25,102)	(27,302)	(291)	(269)	(560)	(638)
Banco Boavista Interatlântico S.A.	–	–	(447,889)	–	–	–	(15,878)

Interbank onlendings (g):
Banco Bradesco BBI S.A. (note 2)	–	(2,814)	(13,652)	–	–	–	(222)
Other parent, subsidiary and affiliated companies	(4,513)	(1,620)	(1,464)	(73)	(34)	(107)	(24)

Securitization transactions (h):
Cia. Brasileira de Meios de Pagamento – VISANET	(569,360)	(591,365)	(620,227)	(9,123)	(10,495)	(19,618)	(20,292)

Trading and intermediation of amounts:
Nova Paiol Participações S.A.	–	–	(21,046)	–	(19)	(19)	(16,811)
Aquarius Holdings S.A.	(6,018)	(9,401)	–	(5,814)	(9,024)	(14,838)	–

Subordinated debt:
Fundação Bradesco	(266,733)	(257,394)	(216,073)	(9,338)	(10,108)	(19,446)	(15,268)
NCD Participações Ltda.	(45,670)	(33,839)	–	(1,470)	(125)	(1,595)	–
Titanium Holdings S.A.	(26,078)	(25,177)	–	(902)	(978)	(1,880)	–
Cidade de Deus Companhia Comercial de Participações	(23,785)	(22,919)	(20,049)	(866)	(932)	(1,798)	(3,927)

Amounts receivable (Payable):
Companhia Brasileira de Soluções e Serviços – VisaVale	1,622	5,419	1,677	–	–	–	–
Other parent, subsidiary and affiliated companies	5,419	–	24	–	–	–	–
a)	Interbank investments – interbank deposits of affiliated companies, with rates equivalent to CDI – Interbank Deposit Certificate;
b)	Repurchase and/or resale pending settlement related to purchase and sale commitments, backed by government bonds, with rates equivalent to overnight rates;
c)	Swap operations differences receivable and payable;
d)	Loans raised in foreign currency abroad for export financing, subject to exchange variation and bearing interest at the international market rates;
e)	Contracts with Scopus Tecnologia S.A. for IT equipment maintenance services and with CPM S.A. for data processing systems maintenance services;
f)
Funding/Investments in foreign marketable securities – fixed rate euronotes and eurobonds, subject to exchange variations and bearing interest at rates used for securities placed in the international market;

g)	Funds obtained for onlendings to rural loan operations, bearing interest and charges corresponding to normal rates practiced for this type of transaction; and
h)	Transactions for securitization of the future flow of credit card bill receivables from foreign cardholders.

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on a comprehensive and integrated basis the management of all risks inherent to its activities, supported by its Internal Control and Compliance structure.

Credit Risk Management

Credit Risk is the possibility that a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities thus may generate any risk of loss for the Organization.

As part of its Credit Risk Management improvement process, Bradesco has been working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing and improving loss estimation models to examine and prepare the rating inventories used in the follow-up of credit analysis, granting and settlement processes, monitoring credit concentration and identifying new components offering credit risks and preparing risk mitigation strategies.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating rates caused by mismatched currencies and indices of the Institution's asset and liability portfolios.

We present below the Balance Sheet by currency on June 30, 2006 and the position in foreign currency on March 31, 2006, and June 30, 2005:

	R$ thousand

	2006				2005

		June		March	June
		30		31	30

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	227,156,677	200,742,802	26,413,875	27,399,499	23,806,479
Funds available	3,161,288	2,737,975	423,313	166,081	428,896
Interbank Investments	27,569,396	24,513,346	3,056,050	6,001,256	2,909,517
Marketable securities and derivative financial instruments	70,382,148	62,840,736	7,541,412	6,837,941	7,952,867
Interbank and Interdepartmental accounts	18,211,924	18,201,180	10,744	11,604	7,056
Loans and leasing operations	76,678,132	69,502,465	7,175,667	6,766,156	6,151,831
Other receivables and assets	31,153,789	22,947,100	8,206,689	7,616,461	6,356,312
Permanent assets	5,778,429	5,377,052	401,377	270,255	337,112
Investments	1,044,832	645,711	399,121	268,786	335,398
Property, plant and equipment in use and leased assets	2,091,311	2,089,554	1,757	1,447	1,704
Deferred charges	2,642,286	2,641,787	499	22	10
Total	232,935,106	206,119,854	26,815,252	27,669,754	24,143,591

Liabilities
Current and long-term liabilities	211,261,087	191,457,924	19,803,163	18,665,463	20,651,126
Deposits	78,355,821	75,015,012	3,340,809	3,298,419	3,436,737
Funds obtained in the open market	29,257,654	28,333,489	924,165	92,555	1,088,405
Funds from issuance of securities	6,201,040	3,460,293	2,740,747	2,730,781	3,232,441
Interbank and Interdepartmental accounts	1,962,562	670,254	1,292,308	886,785	947,978
Borrowings and onlendings	15,485,452	9,678,783	5,806,669	6,394,382	6,782,445
Derivative financial instruments	396,544	149,962	246,582	155,054	41,281
Technical provisions for insurance, private pension plans and savings bonds	43,946,538	43,935,295	11,243	11,662	19,396
Other liabilities:
– Subordinated debt	10,903,212	7,912,019	2,991,193	3,020,120	3,209,665
– Other	24,752,264	22,302,817	2,449,447	2,075,705	1,892,778
Deferred income	158,274	158,274	–	–	–
Minority interest in subsidiaries	55,055	55,055	–	–	–
Stockholders’ equity	21,460,690	21,460,690	–	–	–
Total	232,935,106	213,131,943	19,803,163	18,665,463	20,651,126
Net position of assets and liabilities			7,012,089	9,004,291	3,492,465
Net position of derivatives (2)			(11,098,015)	(12,022,047)	(6,296,238)
Other memorandum accounts, net (3)			(86,524)	(1,205,879)	(285,313)
Net exchange position (liability)			(4,172,450)	(4,223,635)	(3,089,086)
(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding operations maturing in D +1, to be settled in currency of the last day of the month; and
(3)	Leasing commitments and others, recorded in memorandum accounts.

Bradesco adopts a conservative policy regarding market risk exposure, being VaR (Value at Risk) limits defined by Senior Management, and compliance monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

In the chart below, we show Global VaR positions (Treasury, position in Brazil and abroad, and Trade Portfolio):

Risk Factors	R$ thousand

	2006		2005

	June	March	June
	30	31	30

Prefixed	15,114	4,527	18,621
Internal exchange coupon	8,609	3,410	11,673
Foreign currency	851	8,331	3,100
IGP-M	10,343	12,038	4,432
IPCA	40,855	40,900	–
Reference rate (T.R.)	6,164	7,223	3,297
Variable income	2,935	2,053	773
Sovereign/Eurobonds and Treasuries	41,098	32,251	30,361
Others	1,002	3,413	436
Correlated effect	(41,206)	(50,799)	(24,862)
VaR (Value at Risk)	85,765	63,347	47,831

Investments abroad protected by hedge operations are not being considered in the VaR calculation, as these are strategically managed and on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with funding.

Liquidity risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Organization's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

In the chart below we show the Balance Sheet by Maturity on June 30, 2006:

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Assets
Current and long-term assets	131,235,733	32,036,741	16,358,983	47,525,220	–	227,156,677
Funds available	3,161,288	–	–	–	–	3,161,288
Interbank Investments	22,022,729	4,350,546	721,036	475,085	–	27,569,396
Marketable securities and derivative financial instruments (1)	56,704,503	573,535	318,874	12,785,236	–	70,382,148
Interbank and Interdepartmental accounts	17,816,253	2,165	2,637	390,869	–	18,211,924
Loan and leasing operations	11,971,030	25,084,337	13,887,855	25,734,910	–	76,678,132
Other receivables and assets	19,559,930	2,026,158	1,428,581	8,139,120	–	31,153,789
Permanent assets	69,090	345,459	404,703	3,506,906	1,452,271	5,778,429
Investments	–	–	–	–	1,044,832	1,044,832
Property, plant and equipment in use and leased assets	20,206	101,031	121,237	1,441,398	407,439	2,091,311
Deferred	48,884	244,428	283,466	2,065,508	–	2,642,286
Total on June 30, 2006	131,304,823	32,382,200	16,763,686	51,032,126	1,452,271	232,935,106
Total on March 31, 2006	118,748,985	31,202,068	15,817,956	49,297,998	1,324,343	216,391,350
Total on June 30, 2005	110,257,812	25,210,858	14,619,880	42,949,430	1,504,107	194,542,087

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Liabilities
Current and long-term liabilities	112,485,794	11,770,746	11,669,149	74,681,626	653,772	211,261,087
Deposits (2)	47,441,121	3,309,528	4,215,165	23,390,007	–	78,355,821
Funds obtained in the open market	15,137,809	1,955,824	417,896	11,746,125	–	29,257,654
Funds from issuance of securities	186,023	1,240,046	404,924	4,370,047	–	6,201,040
Interbank and Interdepartmental accounts	1,962,562	–	–	–	–	1,962,562
Borrowings and onlendings	1,409,154	2,861,125	4,764,138	6,451,035	–	15,485,452
Derivative financial instruments	272,906	107,043	14,815	1,780	–	396,544
Technical provisions for insurance, private pension plans and savings bonds (2)	30,118,720	1,212,071	544,083	12,071,664	–	43,946,538
Other liabilities:
– Subordinated debt	40,116	23,376	–	10,185,948	653,772	10,903,212
– Other	15,917,383	1,061,733	1,308,128	6,465,020	–	24,752,264
Deferred income	158,274	–	–	–	–	158,274
Minority interest in subsidiaries	–	–	–	–	55,055	55,055
Stockholders’ equity	–	–	–	–	21,460,690	21,460,690
Total on June 30, 2006	112,644,068	11,770,746	11,669,149	74,681,626	22,169,517	232,935,106
Total on March 31, 2006	103,284,309	11,734,017	9,396,540	70,872,836	21,103,648	216,391,350
Total on June 30, 2005	97,727,789	12,977,125	10,271,748	55,353,573	18,211,852	194,542,087

Accumulated net assets on June 30, 2006	18,660,755	39,272,209	44,366,746	20,717,246	–	–
Accumulated net assets on March 31, 2006	15,464,676	34,932,727	41,354,143	19,779,305	–	–
Accumulated net assets on June 30, 2005	12,530,023	24,763,756	29,111,888	16,707,745	–	–
(1)	Investment fund applications are classified as up to 30 days; and
(2)
Demand and savings account deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

Bradesco's capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

	R$ thousand

Calculation Basis – Capital Adequacy Ratio (Basel)	2006				2005

	June 30		March 31		June 30

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Stockholders’ equity	21,460,690	21,460,690	20,375,426	20,375,426	17,448,450	17,448,450
Decrease in tax credits – BACEN Res. 3,059	(149,154)	(149,154)	(149,154)	(149,154)	(82,366)	(82,366)
Minority interest/other	182,465	54,061	16,086	71,003	6,865	52,470
Reference stockholders’ equity – Tier I	21,494,001	21,365,597	20,242,358	20,297,275	17,372,949	17,418,554
Reference stockholders’ equity – Tier II
(subordinated debt/others)	9,650,262	9,651,255	8,549,093	8,550,095	6,184,539	6,185,586
Total reference stockholders’ equity
(Tier I + Tier II)	31,144,263	31,016,852	28,791,451	28,847,370	23,557,488	23,604,140
Risk weighted assets	166,798,013	187,850,722	151,192,276	172,288,320	129,382,344	149,114,635
Capital adequacy ratio	18.67%	16.51%	19.04%	16.74%	18.21%	15.83%

Capital Adequacy Ratio Variation (Basel) – R$ thousand and %

	R$ thousand

	2nd Qtr./2006		1st Qtr./2006		June/2005 to June/2006

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Movement in the reference stockholders’ equity:
Starting period	28,791,450	28,847,369	25,605,239	25,657,731	23,557,488	23,604,140
• Net income for the period	1,602,126	1,602,126	1,530,259	1,530,259	6,025,167	6,025,167
• Interest on own capital/dividends	(608,600)	(608,600)	(539,000)	(539,000)	(2,103,487)	(2,103,487)
• Mark-to-market adjustment – TVM and derivatives	94,915	94,915	(17,302)	(17,302)	239,165	239,165
• Subordinated debt	1,101,168	1,101,168	2,259,260	2,259,260	3,465,723	3,465,723
• Others	163,204	(20,126)	(47,005)	(43,578)	(39,791)	(213,854)
End of period	31,144,263	31,016,852	28,791,451	28,847,370	31,144,265	31,016,854
Movement in weighted assets:
Starting period	151,192,276	172,288,320	148,391,646	168,476,982	129,382,344	149,114,635
• Marketable securities	(102,638)	1,841,843	991,067	2,456,246	(1,697,027)	4,557,147
• Loan operations	2,764,651	2,758,012	2,240,255	2,218,916	14,969,423	15,009,899
• Check clearing and related services	118,396	118,396	226,787	226,787	11,686	11,686
• Tax credit	1,365,246	1,602,369	796,725	833,286	(632,145)	(685,485)
• Risk (swap, market, interest and exchange rates)	1,585,229	1,597,493	(4,354,673)	(4,325,036)	5,481,507	5,550,771
• Memorandum accounts	2,424,081	2,427,549	1,146,483	1,149,674	4,552,168	4,566,271
• Other assets	7,450,772	5,216,740	1,753,986	1,251,465	14,730,057	9,725,798
End of period	166,798,013	187,850,722	151,192,276	172,288,320	166,798,013	187,850,722

	2nd Qtr./2006		1st Qtr./2006		June/2005 to June/2006

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Starting period	19.04%	16.74%	17.26%	15.23%	18.21%	15.83%
Movement in the reference stockholders’ equity:	1.56%	1.26%	2.14%	1.89%	5.86%	4.97%
• Net income for the period	1.06%	0.93%	1.03%	0.91%	4.66%	4.05%
• Interest on own capital/dividends	(0.40%)	(0.35%)	(0.37%)	(0.32%)	(1.63%)	(1.42%)
• Mark-to-market adjustment – TVM and derivatives	0.06%	0.05%	(0.01%)	(0.01%)	0.18%	0.16%
• Subordinated debt	0.73%	0.64%	1.52%	1.34%	2.68%	2.32%
• Others	0.11%	(0.01%)	(0.03%)	(0.03%)	(0.03%)	(0.14%)
Movement in weighted assets:	(1.93%)	(1.49%)	(0.36%)	(0.38%)	(5.40%)	(4.29%)
• Marketable securities	0.02%	(0.19%)	(0.13%)	(0.25%)	0.32%	(0.62%)
• Loan operations	(0.37%)	(0.28%)	(0.28%)	(0.21%)	(2.55%)	(1.79%)
• Check clearing service and related services	(0.02%)	(0.01%)	(0.03%)	(0.02%)	–	–
• Tax credit	(0.16%)	(0.15%)	(0.09%)	(0.08%)	0.08%	0.06%
• Risk (swap, market, interest and exchange rates)	(0.17%)	(0.14%)	0.53%	0.41%	(0.64%)	(0.50%)
• Memorandum accounts	(0.29%)	(0.22%)	(0.14%)	(0.11%)	(0.56%)	(0.43%)
• Other assets	(0.94%)	(0.50%)	(0.22%)	(0.12%)	(2.05%)	(1.01%)
End of period	18.67%	16.51%	19.04%	16.74%	18.67%	16.51%
(1)	Includes financial companies only; and
(2)	Includes financial and non-financial companies.

b) Market value

The book values, net of provisions for mark-to-market adjustments, of the main financial instruments are summarized as follows:

Portfolios	Book Value	Market Value	Unrealized Income (Loss) without tax effects

			In the Result			In Stockholders’ Equity

	2006		2006		2005	2006		2005

	June		June	March	June	June	March	June
	30		30	31	30	30	31	30

Marketable securities and derivative
financial instruments (notes 3c, 3d and 8)	70,382,148	71,171,254	1,715,375	1,736,557	1,390,726	789,106	965,701	836,704
– Adjustment of securities available for
sale (Note 8c II)			926,269	770,856	554,022	–	–	–
– Adjustment of securities held to
maturity (Note 8d item 7)			789,106	965,701	836,704	789,106	965,701	836,704
Loan and leasing operations (1)
(Notes 3e and 10)	88,643,448	89,030,090	386,642	262,526	482,859	386,642	262,526	482,859
Investments (2 and 3) (Notes 3h and 13)	1,044,832	1,103,240	58,408	324,237	173,214	58,408	324,237	173,214
Treasury stock (Note 23e)	38,760	37,724	(1,036)	2,793	7,900	–	–	–
Time deposits (Notes 3k and 16a)	36,435,005	36,346,076	88,929	44,124	(263)	88,929	44,124	(263)
Funds from issuance of securities
(Notes 16c)	6,201,040	6,214,585	(13,545)	2,832	21,557	(13,545)	2,832	21,557
Borrowings and onlendings
(Notes 17a and 17b)	15,485,452	15,453,517	31,935	28,807	65,202	31,935	28,807	65,202
Subordinated debt (Note 19)	10,903,212	11,389,145	(485,933)	(577,211)	(475,160)	(485,933)	(577,211)	(475,160)
Unrealized income (loss) without
tax effects			1,780,775	1,824,665	1,666,035	855,542	1,051,016	1,104,113
(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables with loan concession features; and
(2)	This refers to stocks of publicly-held companies not considering the increment in investments in affiliated companies.
(3)	The investments in American BankNote and Arcelor, which were transferred to Current Assets in the 2nd quarter of 2006, had a mark-to-market in the amount of R$ 212,467 thousand.

Determination of market value of financial instruments:

  Marketable securities and derivative financial instruments, investments, subordinated debts and treasury stocks are based on the market price practiced on the balance sheet date. In the event no quotation of market prices is available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

  Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

  Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Banco Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the modality Unrestricted Benefits Generating Plan (PGBL). The PBGL is a private pension plan of the variable contribution type, which permits the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the variable benefits plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE fund.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A., which had previously merged Banco BEA) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA – CABEA, which is currently undergoing a sponsorship withdrawal process, with reference date established on November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. Participants also no longer contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) sponsors supplementary pension plans of both variable contribution (PGBL) and defined benefit types, through Fundação Baneb de Seguridade Social – BASES (for former Baneb employees). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco BEM S.A. sponsors supplementary pension plans of both variable benefit and defined contribution types, through Aid Fund and Retirement of Banco do Estado do Maranhão’s Employees – CAPOF. The actuarial liabilities of the variable benefit and defined contribution plans are fully covered by the net assets of the plans.

Banco BEC S.A. sponsors a defined benefit plan by means of Cabec – Caixa de Previdência Privada do Banco do Estado do Ceará. The actuarial liabilities of the plan are fully covered by the net assets of the plan.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government bonds and private securities, listed company’s stock and real estate).

Bradesco and its facilities abroad provide their employees and managers with a private pension plan with variable contribution, which enables to accumulate financial resources during the professional career of the participant, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees and managers and of Bradesco in its facilities overseas are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made during 1H06 amounted to R$149,801 thousand (1H05 – R$ 126,966 thousand), 2Q06 –R$ 70,703 thousand (1Q06 – R$ 79,098 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$ 623,446 thousand in 1H06 (1H05 – R$ 563,268 thousand), 2Q06 –R$ 313,141 thousand (1Q06 – R$ 310,305 thousand).

34) Income Tax And Social Contribution

a) Statement of Calculation of income tax and social contribution charges

	R$ thousand

	2006			2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Income before income tax and social contribution	2,101,393	2,465,646	4,567,039	3,703,661
Total charge of income tax and social contribution at rates of 25%
and 9%, respectively	(714,473)	(838,320)	(1,552,793)	(1,259,245)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	10,127	1,596	11,723	1,578
Exchange gain/loss	(6,003)	(164,159)	(170,162)	(241,308)
Non-deductible expenses, net of non-taxable income	(41,341)	(35,666)	(77,007)	(43,808)
Tax credit recorded in prior periods	–	–	–	7,219
Interest on own capital (paid and accrued)	133,324	143,683	277,007	254,698
Other amounts	118,854	(37,242)	81,612	200,205
Income tax and social contribution for the period	(499,512)	(930,108)	(1,429,620)	(1,080,661)

b) Breakdown of income tax and social contribution result

	R$ thousand

	2006		2005

	2nd Qtr.	1st Qtr.	1st Half	1st Half

Current taxes
Income tax and social contribution payable	(951,528)	(1,274,447)	(2,225,975)	(1,260,160)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	494,266	393,535	887,801	240,343
Use of opening balances of:
Negative basis of social contribution	(10,906)	(11,934)	(22,840)	(21,884)
Tax loss	(31,344)	(37,262)	(68,606)	(58,675)
Prior periods’ tax credits were recorded on:
Negative basis of social contribution	–	–	–	1,960
Tax loss	–	–	–	5,259
Constitution/utilization in the period on:
Negative basis of social contribution	–	–	–	3,190
Tax loss	–	–	–	9,306
Total deferred taxes	452,016	344,339	796,355	179,499
Income tax and social contribution for the period	(499,512)	(930,108)	(1,429,620)	(1,080,661)

c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand

	Balance on	Acquired	Amount	Amount	Balance on	Balance on	Balance on
	12.31.2005	balances	recorded	realized	6.30.2006	3.31.2006	6.30.2005

Allowance for doubtful accounts	2,035,344	–	757,467	340,854	2,451,957	2,185,710	2,792,558
Provision for civil contingencies	170,705	–	52,626	21,040	202,291	177,255	149,092
Provision for tax contingencies	722,019	31,625	179,174	21,247	911,571	799,114	601,535
Provision for labor claims	253,642	–	135,269	52,719	336,192	262,348	249,246
Provision for mark-to-market adjustment of securities and
investments	132,767	26,075	15,462	31,866	142,438	135,432	148,246
Provision for loss on non-operating assets	60,349	–	7,601	5,054	62,896	59,382	73,667
Mark-to-market adjustment of trading securities	86,928	–	102,252	86,193	102,987	91,292	97,860
Goodwill amortization	345,484	–	77,046	81,868	340,662	330,451	321,404
Provision for interest on own capital (1)	–	–	115,443	–	115,443	113,798	99,278
Other	149,039	–	109,563	23,261	235,341	195,030	313,622
Total tax credits over temporary differences	3,956,277	57,700	1,551,903	664,102	4,901,778	4,349,812	4,846,508
Tax losses and negative basis of social contribution	455,608	32,824	–	91,446	396,986	406,412	531,898
Subtotal	4,411,885	90,524	1,551,903	755,548	5,298,764	4,756,224	5,378,406
Social contribution – Provisional Measure 2158-35
as of 8.24.2001 (2)	798,743	–	–	25,276	773,467	781,884	855,532
Total tax credits (note 11b)	5,210,628	90,524	1,551,903	780,824	6,072,231	5,538,108	6,233,938
Deferred tax liabilities (note 34f)	600,899	1,724	682,800	248,605	1,036,818	948,963	651,746
Net tax credits of deferred tax liabilities	4,609,729	88,800	869,103	532,219	5,035,413	4,589,145	5,582,192
– Percentage of net tax credits over total reference
stockholders’ equity (note 32a)	18.0%				16.2%	15.9%	23.6%
– Percentage of net tax credits over total assets	2.2%				2.2%	2.1%	2.9%
(1)	In the 1st half of 2006, interest on own capital was recorded above the allowed fiscal limit. However, tax credit over the exceeding amount was not recorded; and
(2)	Until the end of the year the amount of R$ 58,352 thousand is estimated to be realized, which will be recorded when it is effectively used (item d)

d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – M.P. 2158-35

	R$ thousand

	Temporary differences		Tax losses and negative basis		Total

	Income	Social	Income	Social
	tax	contribution	tax	contribution

2006	778,081	268,676	31,428	16,575	1,094,760
2007	1,190,334	408,591	74,647	25,962	1,699,534
2008	1,494,902	480,510	81,523	25,794	2,082,729
2009	203,060	71,805	83,180	19,655	377,700
2010	3,654	1,023	38,222	–	42,899
2011 (1st Half)	864	278	–	–	1,142
Total	3,670,895	1,230,883	309,000	87,986	5,298,764

	R$ thousand

	Tax credit over social contribution M.P 2158 - 35

	2006	2007	2008	2009	2010	2011 to 2013	Total

Total	58,352	86,406	79,247	126,259	174,613	248,590	773,467

Projected realization of tax credit is estimated and not directly related to expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$ 5,535,552 thousand (March 31, 2006 – R$ 5,058,968 thousand and June 30, 2005 – R$ 5,623,952 thousand), of which R$ 4,534,305 thousand (March 31, 2006 – R$ 4,035,142 thousand and June 30, 2005 – R$ 4,454,485 thousand) comprises temporary differences, R$ 355,402 thousand comprises tax losses and negative basis of social contribution (March 31, 2006 –R$ 366,022 thousand and June 30, 2005 – R$ 462,446 thousand) and R$ 645,845 thousand (March 31, 2006 – R$ 657,804 thousand and June 30, 2005 – R$ 707,021 thousand) comprises tax credit over social contribution – M.P. 2158-35.

e) Unrecorded tax credits

The amount of R$ 555,285 thousand was not recorded as tax credit (March 31, 2006 – R$ 343,242 thousand and June 30, 2005 – R$ 151,287 thousand).

f) Deferred tax liabilities

	R$ thousand

	2006		2005

	June	March	June
	30	31	30

IRPJ, CSLL, PIS and COFINS on mark-to-market adjustments of derivative financial instruments	339,650	277,416	206,291
Subsequent depreciation	172,073	147,808	100,004
Operations in future liquidity market	331,675	377,492	194,799
Other	193,420	146,247	150,652
Total	1,036,818	948,963	651,746

35) Other Information

Bradesco Organization manages investments funds and portfolios, whose net equity on June 30, 2006 amount to R$ 137,648,633 thousand (March 31, 2006 – R$ 131,279,531 thousand and June 30, 2005 – R$ 108,490,334 thousand).

Management Bodies

Cidade de Deus, Osasco, SP, August 4, 2006

Board of Directors

Chairman
Lázaro de Mello Brandão

Vice-Chairman
Antônio Bornia

Members

Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
Raul Santoro de Mattos Almeida
Ricardo Espírito Santo Silva Salgado

Board of Executive Officers

Executive Officers

Chief Executive Officer
Márcio Artur Laurelli Cypriano
Executive Vice-Presidents
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
José Luiz Acar Pedro
Norberto Pinto Barbedo

Managing Directors
Armando Trivelato Filho
Carlos Alberto Rodrigues Guilherme
José Alcides Munhoz
José Guilherme Lembi de Faria
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto
Cristiano Queiroz Belfort
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
Paulo Eduardo D’Avila Isola
Ademir Cossiello
Departmental Directors
Adineu Santesso
Airton Celso Exel Andreolli
Alexandre da Silva Glüher
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Antônio Carlos Del Cielo
Candido Leonelli
Clayton Camacho
Denise Pauli Pavarina de Moura
Douglas Tevis Francisco
Fernando Barbaresco
Fernando Jorge Buso Gomes
Jair Delgado Scalco
João Batistela Biazon
José Luiz Rodrigues Bueno
José Maria Soares Nunes
Josué Augusto Pancini
Laércio Carlos de Araújo Filho
Luiz Alves dos Santos
Luiz Carlos Angelotti
Luiz Carlos Brandão Cavalcanti Júnior
Luiz Fernando Peres
Marcelo de Araújo Noronha
Marcos Bader
Maria Eliza Sganserla
Mario Helio de Souza Ramos
Mauro Roberto Vasconcellos Gouvêa
Milton Clemente Juvenal
Moacir Nachbar Junior
Nilton Pelegrino Nogueira
Octavio Manoel Rodrigues de Barros
Ricardo Dias
Robert John van Dijk
Roberto Sobral Hollander
Romulo Nagib Lasmar
Sérgio Alexandre Figueiredo Clemente
Sergio Sztajn
Toshifumi Murata

Regional Directors
Altair Antônio de Souza
Aurélio Guido Pagani
Cláudio Fernando Manzato
Fernando Antônio Tenório
Idevalter Borba
Luiz Carlos de Carvalho
Márcia Lopes Gonçalves Gil
Marcos Daré
Paulo de Tarso Monzani
Tácito Naves Sanglard	Compensation Committee

Lázaro de Mello Brandão
Antônio Bornia
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano

Audit Committee

Mário da Silveira Teixeira Júnior
Hélio Machado dos Reis
Paulo Roberto Simões da Cunha
Yves Louis Jacques Lejeune

Compliance and Internal Controls
Committee

Mário da Silveira Teixeira Júnior
Milton Almicar Silva Vargas
Domingos Figueiredo de Abreu
Roberto Sobral Hollander
Nilton Pelegrino Nogueira

Executive Committee of Disclosure

Milton Almicar Silva Vargas
José Luiz Acar Pedro
Julio de Siqueira Carvalho de Araujo
Carlos Alberto Rodrigues Guilherme
José Guilherme Lembi de Faria
Domingos Figueiredo de Abreu
Luiz Carlos Angelotti
Denise Pauli Pavarina de Moura
Romulo Nagib Lasmar
Jean Philippe Leroy

Fiscal Council

Sitting Members
Domingos Aparecido Maia
José Roberto Aparecido Nunciaroni
Ricardo Abecassis Espírito Santo Silva

Deputy Members
Jorge Tadeu Pinto de Figueiredo
Nelson Lopes de Oliveira
Renaud Roberto Teixeira

General Accounting Department
Moacir Nachbar Junior
Accountant – CRC (Regional Accounting Council) 1SP198208/O-5

Report of Independent Auditors	(A free translation from the original in Portuguese)

To the Board of Directors and Stockholders
Banco Bradesco S.A.

1. We have audited the financial statements of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheet as of June 30, 2006, and the related consolidated statements of income, of changes in stockholders' equity and of consolidated changes in financial position for the six-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audit in accordance with auditing standards applicable in Brazil, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by the Bank’s management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at June 30, 2006 and the consolidated results of their operations, the changes in stockholders' equity and the consolidated changes in their financial position for the six-month period then ended, in accordance with accounting practices adopted in Brazil.

4. Our audit was conducted for the purpose of issuing our report on the financial statements referred to in paragraph one, taken as a whole. The Statement of Consolidated Cash Flows and the Consolidated Statement of Added Value are presented to provide additional information on the Bank and are not specifically required as an integral part of these financial statements by the Brazilian Central Bank. The Statement of Consolidated Cash Flows and the Consolidated Statement of Added Value were subjected to the same audit procedures described in paragraph two and, in our opinion, are fairly presented in all material respects in relation to the financial statements taken as a whole.

5. The audit of the financial statements for the six-month period ended June 30, 2005, presented for comparison purposes, was conducted by other independent auditors, whose report, dated August 5, 2005, expressed an unqualified opinion on those statements.

São Paulo, August 4, 2006

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Summary of Audit Committee Report

Introduction

The Audit Committee, established in Banco Bradesco S.A. (Bradesco) Special Stockholders’ Meeting as of 12.17.2003, is composed of four members, appointed by Bradesco’s Special Meeting of the Board of Directors held on 3.27.2006, with a term of office valid until the 1st Board of Directors’ Meeting to be held after the Annual Stockholders’ Meeting of 2007, and its charter is available on the website www.bradesco.com.br/ir, on the Corporate Governance page.

The Board of Directors of Bradesco opted for a single Audit Committee for all the companies composing the Financial Conglomerate, including the Insurance Group companies (Grupo Bradesco de Seguros e Previdência), pursuant to the 2004 CNSP Resolution # 118 of the Brazilian Council of Private Insurance, which set forth the operating conditions of the Audit Committee for the Insurance, Savings Bonds Companies and Supplementary Private Pension Plan open entities.

Among the Audit Committee’s duties, those required by the U.S. Sarbanes-Oxley Act related to bodies of such type are also included.

The Committee has as Coordinator a member of Bradesco’s Board of Directors, and the other members, including an expert, do not participate in other Organization’s bodies.

It is incumbent upon the Committee to ensure the integrity and quality of financial statements of Bradesco Financial Conglomerate, including the Insurance Group companies, the observance of the internal and external rules, the effectiveness and independence of audit activity and the quality and efficiency of internal control systems.

It is the Management’s responsibility to prepare the financial statements of the companies composing Bradesco Organization, and it is essential to ensure the quality of processes related to financial information, as well as control activities and risk management.

It is incumbent upon PricewaterhouseCoopers Auditores Independentes (PRICE), to ensure that they accurately represent the equity and financial condition of the Conglomerate, pursuant to the fundamental accounting principles, the Brazilian corporate law, the rules of the Brazilian Securities and Exchange Commission – CVM, the National Monetary Council, Brazilian Central Bank and Superintendence of Private Insurance – SUSEP.

Audit Committee’s Activities

The Audit Committee, as it is a Board of Directors’ advisory body, has been using existing structures at the Organization to establish a direct communication channel and a structured flow of information, with content and frequency, enabling its members to render their opinion on an independent basis about the internal control systems, the quality of financial statements and the efficiency of independent and internal audits.

The Audit Committee’s work program for 2006 has as focus the risks and more relevant processes for Bradesco Organization’s businesses.

The Committee has also been following-up the development of the most important projects within Bradesco Organization, with a view to better assessing their impact on the quality of internal control systems and risk management upon their implementation. Amongst the projects of the Committee’s interest, we point out those related to the Section 404 of U.S. Sarbanes-Oxley Act and the New Capital Accord (Basel II).

Internal Control System

Bradesco Organization’s Internal Control System is adequate to the size and complexity of its businesses and was structured so that the controls ensuring the efficiency of its operations, financial reports generating systems and the observance of the internal and external rules, to which the transactions are subject to.

Summary of Audit Committee Report

The Internal Control System is periodically evaluated in order to identify issues deserving improvements to better serve businesses and the good risk management practices at Bradesco Organization.

At meetings with various areas of the Bradesco Organization, the Audit Committee had the opportunity to offer to those managers, suggestions to improve their processes, observing the Management’s prompt commitment in the implementation of improvements deemed as necessary.

Independent Audit

Until 2005 Bradesco Organization’s companies had a relation with two audit firms: PRICE for US GAAPs and KPMG Auditores Independentes (KPMG)for BR GAAP.

The Audit Committee had a favorable position as to the unification of the audit works (US GAAP and BR GAAP) into a single company, in benefit of the rationalization of the independent audit processes, mainly those related to the procedures approved by the US Sarbanes-Oxley Act and those to be applied in the works of accounting convergence with the international standards, choosing PRICE as it has already been performing audit works in the financial statements in US GAAP and making internal control tests required by Section 404 of the US Sarbanes – Oxley Act.

The Committee discussed with independent auditors about the planning of their services at Bradesco Organization’s companies for 2006 and, during the 1st half, the Committee held meetings with teams in charge to understand the results and main conclusions of works carried out.

The Committee considered that the works developed by teams of PRICE were adequate to the Organization’s businesses, and it did not identify relevant deficiencies jeopardizing its effectiveness.

Internal Audit (General Inspector’s Department)

The Audit Committee requested to the Internal Audit to consider, in its planning for 2006, various works aligned to issues included in the Committee’s schedule for the year.

During the 1st half of 2006, the Internal Audit reported to the Audit Committee the results and main conclusions of its works. The internal audit team has been positively developed its works focused on risks and processes and properly answering the requests of Audit Committee, so that its members may have an opinion about the issues discussed.

Consolidated Financial Statements

In the 1st half of 2006, the Committee held meetings with the General Accounting Department, Budget Department and Control and General Inspector’s Department to assess the monthly, quarterly and semi-annual financial statements. These meetings were analyzed and assessed the aspects of preparing individual and consolidated interim balance sheets and balance sheets, notes to the financial statements and financial reports published jointly with the consolidated financial statements.

Bradesco’s accounting practices were also considered in the preparation of financial statements, as well as the observance of the fundamental accounting principles and the compliance with the applicable laws.

Prior to the disclosures of Quarterly Financial Information (IFTs) and semi-annual balance sheet, the Committee privately held meetings with PRICE, where they assessed the aspects of independence and control environment when generating the figures to be disclosed.

Based on reviews and discussions aforementioned, the Audit Committee recommends to the Board of Directors the approval of the audited financial statements related to the half ended on June 30, 2006.

Cidade de Deus, Osasco, SP, August 4, 2006

Mário da Silveira Teixeira Júnior
Hélio Machado dos Reis
Paulo Roberto Simões da Cunha
Yves Louis Jacques Lejeune

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the first half of 2006, and in view of the unqualified opinion of PriceWaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, SP, August 4, 2006

Domingos Aparecido Maia
José Roberto A. Nunciaroni
Ricardo Abecassis E. Santo Silva

Glossary

Glossary of Technical Terms

Acquirer: company responsible for affiliating, maintaining and paying establishments of a Card flag. For instance, in Brazil, the only VISA acquirer is VisaNet.

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advisor: economic/financial consultant.

Asset management companies: the main activity of these companies is to manage third-party funds. The companies may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the presidents of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm, which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Chinese Wall: set of procedures characterized by the clear separation between the management of the treasury funds of the financial institutions and the management of third-party funds. Regulated by the Central Bank of Brazil, it aims to avoid the conflict of interests between the financial institutions in the administration and management of its funds and the administration and management of the funds of its clients.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policy-holders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: it is a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (BACEN). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): Bovespa index which reflects the return of a portfolio composed of companies’ stocks with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (BACEN). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability. See Guarantees of technical reserves.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits).

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Consigned loan: this is a line of personal credit for companies’ employees whose loan installments are deducted from payroll. Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company. Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Equator Principles: it is a set of social-environmental measures, based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as project finance.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Global Compact: initiative of the United Nations in which encourages participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Greenfield: implementation of new projects, i.e., those that are not characterized as expansion.

Guarantee of technical reserves: see coverage of technical reserves.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding: it is the company holding share control over another company or a group of subsidiary companies.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

IBOVESPA: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on BOVESPA. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Libor: it is the preferential interest rate charged on foreign currency loans and prevailing in the international financial market. It is used among first-tier banks.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less bureaucracy, access by all customer income brackets and a quick and efficient approvals process.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income. Lower the ratio, better the efficiency of the Financial Institution.

Overnight: one-day investments, which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions. Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating: it is a classification mechanism of the credit quality of a company or a country. The rating aims to classify the risk of a company or country verifying if they are able to comply with the financial liabilities. This classification is made by rating agencies which, periodically, review their opinions about the rating of the company or country previously evaluated. See Rating agencies.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score (rating) to the companies or countries under analysis. This score serves as a risk indicator for investors. See Rating.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SANA (Automatic System of Stocks Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of stocks in the Stock Market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

SMS: short message service, used in cell phones. The service allows the user to send and receive text messages containing different types of information.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Sovereign risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Supplementary private pension plan: it is an instrument used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: financial derivative with a view to promoting the swap (simultaneously) of financial assets between economic agents involved.

Tag Along: right assured by law through which the minority stockholders holding common stocks have the power of selling their stocks for a predetermined percentage, when a publicly-held company’s control is sold.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Track record: accumulated experience.

Treasury stocks: own company stocks acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Verified by Visa: electronic means of debit and credit card transactions verification at virtual stores, providing clients with greater protection and security.

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phones is made feasible through the use of wireless technology.

Cross Reference Index

Abbreviations	Cash
List of Main, 10	Flow, 210
Activity-Based Costing (ABC Cost), 161	Generation, 15
Activity-Based Management (ABM), 161	Cash Management Solutions, 155
Accounting Policies	Change
Significant, 215	in Number of Outstanding Stocks, 14
Accounts (see Customers)	in Stockholders’ Equity, 208
Checking, 85	Channels – Bradesco Dia&Noite (Day&Night), 133
Savings, 85	Collection, 156
Acknowledgments, 202	Collection and Tax Payment
Affiliated Companies, 121, 243, 259	(see Tax Payment and Collection), 156
Allowance/Provision	Committee
Composition of the Loan Portfolio and of, 239	Audit (Summary), 273
x Default x Loss, 80	Compensation, 278
for Doubtful Accounts, 64, 239	Compliance and Internal Control , 200, 271
Alô Bradesco (Hello Bradesco), 159	Disclosure Executive, 271
Analysis	Loan, 146
Equity, 40	Expenses Assessment, 162
of the Adjusted Net Interest Income and	Social Environmental Executive
Average Rates, 58	Committee, 168
of the Statement of Income, 22	Comparison Purposes, 218
Summarized Statement of Income, 12	Compliance, 139, 143, 200, 271
Asset (under) Management, 16	Compulsory Deposits, 1, 232
Funding, 84	Contents, 9
Managed, 87, 197	Consortium, 111
Securities, 247	Contingencies, 218, 250
Assets Bookkeeping, 158	Controllership, 158
Audit Committee Summary, 273	Corporate, 125
Award (see Recognition), 96, 101, 106, 188	Corporate Governance, 190
Balance Sheet	Corporate Strategy, 6
Banco Finasa, 107	Corretora de Títulos e Valores Mobiliários, 116
Bradesco Consórcios, 111	Custody, 158
Bradesco Corretora de Títulos e Valores Mobiliários, 116	Customer Service Network, 130, 198
Bradesco Securities, 118	Customers (see Accounts)
by Business Segment, 219	Checking Accounts, 85
by Currency, 262	Per Branch, 131
by Maturity, 263	Data Privacy and Protection Seal, 160
Comparative, 39	Default, 80
Consolidated, 72, 203	Deferred Charges, 245
Insurance Companies, 90	Deposits
Leasing Companies, 109	by Maturity, 84, 246
Savings Bonds, 102	Demand, 84, 246
Vida e Previdência (Private Pension Plans), 97	Funds Obtained in the Open Market, 246
Banco do Estado do Ceará, (acquisition), 183, 213, 267	Savings, 85, 246
Banco Finasa, 107	Derivative Financial Instruments
Banco Postal, 128	Securities and, 221
Basel (see Capital Adequacy), 16, 145, 264	Derivatives, 229, 266
Board	Dividends (See Interest on Own Capital), 14
of Directors, 271	Dividend Yield, 18
of Executive Officers, 271	Employee Benefits, 267
Borrowings and Onlendings, 249	Equator Principles, 170
Bovespa (São Paulo Stock Exchange), 19, 116, 171, 199	Expenses
Bradesco Dia&Noite (Day&Night), 133	Administrative, 66, 258
Bradesco Expresso, 130	for Allowance for Doubtful Accounts, Net of Recoveries
Bradesco Securities, 118	of Written-off Credits, 241
Bradesco de Seguros e Previdência (Grupo), 90, 198	for Borrowings and Onlendings, 249
BRAM	Operating, 259
Asset Management, 87, 197	Personnel, 66, 258
Branches, 16, 130, 198	Personnel Expenses by Business Segment, 180
Capital Adequacy (see Basel), 16, 145, 264	Prepaid, 216, 243
Capital and Reserves, 197	Selling, 93
Cards, 147	Tax, 258
Financial Statements, 195
Financial Instruments, 215, 229, 230

Finasa Sports	per Type of Client, 77
Program, 171	Performance Indicators, 83
Fiscal Council, 271, 275	Market(s)
Fone Fácil (Easy Phone), 135	Capital, 154, 198
Foreign Exchange	Export, 152
Change in Net Interest Income Items plus Exchange	Import, 152
Adjustment, 57	Risk Management, 142
Portfolio of, 241	Segmentation, 125
Result, 242	Value, 14, 17
Fundação Bradesco, 186	Market Share, 16
Funding, 84	Brazilian Savings and Loan System (SBPE), 86, 202
x Expenses, 60	Customer Service Network, 132
Funds Available, 220	Export, 152
Glossary of Technical Terms, 276	Import, 152
Global Compact, 171	Income from Private Pension Plans, 98
Good Priv@cy, 160	Income from Savings Bonds, 103
Goodwill, 245	Insurance Premium, 91
Guarantee of Technical Provisions, 254	Private Pension Plans and VGBL Investment Portfolio, 99
Highlights, 14	Technical Provisions (Savings Bonds), 104
Human Resources, 172, 202	Marketable Securities (TVM),
Income	Classification of, 75, 221
Fee, 65, 257	and Derivative Financial Instruments, 229, 230, 231
from Interbank Investments, 221	Market Value of, 266
on Premiums Retained, 255	Portfolio Breakdown by Issuer, 75, 222, 223
Operating (Other), 258	Portfolio Breakdown by Maturity, 224
Income Breakdown, 56	Segment and Category, 75, 222, 224
Income Tax and Social Contribution, 1, 268	x Income on Securities Transactions, 59
Calculation of Charges with, 268	Mergers and Acquisition, 155
Index	Minority Interest, 255
Bovespa’s Corporate Sustainability – ISE, 172	Money Laundering
Notes to the Financial Statements, 212	Prevention, 144, 200
Indicators, 1	NBR ISO 9001-2000 Quality Management, 159
Financial Market, 62	Net Interest Income
Loan Portfolio, 83	Analysis of, 58
Other, 69	Total Assets X, 61
Social, 191	Variation in the Main Items of the Statement, 57
Information Security, 144	Non-Operating Assets, 242
Information Technology (IT), 139	Notes to the Financial Statements
Insurance Companies, 90	Index, 212
Integrated Management System – ERP, 162	Ombudsman, 159
Interbank Accounts, 232	Operating Companies, 89
Interbank Investments, 215, 220	Operating Efficiency, 67
Interest on Own Capital, 14, 196, 256	Operating Overview, 213
Internal Controls, 139, 143, 200, 271	Organization Chart
International Area, 151	Administrative Body, 122
Internet	Corporate, 120
Banking – Transactions, 137	Other Assets, 242
Banking – Users, 136	Other Receivables, 241
Investment Funds, 87	Partnerships
Investments	American Express Company, 196, 213
Composition of, 243	Fidelity National, 196, 213
in Infrastructure, IT and Telecommunications, 139	Pay Out, 19
Lawsuits	Policy
Civil, Labor and Tax, 250	Critical Accounting, 2
Corporate, 159	of Loan, 146
Leasing Companies, 109	Premiums
Loan Granting, 146	Earned by Insurance Line, 92
Loan Portfolio (see Loan Operations), 76, 146	Income on Retained, 255
by Activity Sector, 78, 238	Insurance, 91
by Business Segment, 79	Transparency and Disclosure of Information, 200
by Maturity, 233	Presentation of the Financial Statements, 213
by Rating, 80	Prime, 127
by Risk Levels, 235	Private, 127
by Type, 79, 233	Profitability, 54
Concentration of, 83, 238	Project Finance, 155
Methodology Used for, 146	Property and equipment in use and leased assets, 244
Movement of, 82, 241	Quotas, 113

Ranking, 124	Sites, 136
Ratings,	Social Activities, 186, 202
Bank, 123	Social-Cultural Events, 172
Insurance and Savings Bonds, 124	Social Inclusion, 175
Loan Operations, 80	Social Report, 191
Ratio	SPB, 144
Basel Adequacy Ratio, 16, 145, 264	Statement
Coverage, 64	of Cash Flows, 210
Fixed Assets to Stockholders’ Equity, 15, 244	of Changes in Financial Position, 209
Operating Efficiency, 67	of Changes in Stockholders’ Equity, 208
Pay Out, 19	of Value Added, 15, 211
Performance, 16, 61	Statement of Income
Stocks Valuation, 20	Analysis of, 22
Real Estate Financing Activities, 198	Banco Finasa, 107
Reclassifications (see Comparison Purposes), 218	Bradesco Consórcios, 111
Recognition (See Awards), 96, 101, 106, 162, 188	Bradesco Corretora de Títulos e Valores Mobiliários, 116
Report	Bradesco Securities, 118
Fiscal Council, 275	by Business Segment, 56, 220
Independent Auditors,194, 272	for Comparison Purposes, 22
Management, 196	Consolidated, 52, 207
Responsibility	Insurance Companies, 90
Environmental, 168	Leasing Companies, 109
Social-Environmental, 165, 201	Savings Bonds Companies, 102
Results/Income	Vida e Previdência (Private Pension Plans), 97
By Activity/Segment, 56, 220	Stocks
Non-operating, 259	Bradesco, 17, 20
Summarized Statement of Income Analysis, 12	Change in Number of, 14
Variation of the Main Items of, 56	Movement of Capital Stock, 256
Retail, 128	Number of, 14, 17
Retained Claims, 93	Performance of, 14, 20
Risk	Treasury, 257
Capital, 145, 264	Stockholders, 120
Credit, 140, 201, 262	Number of, 17
Factors, 2, 143, 263	Stockholders’ Equity
Level, 235	(Parent Company), 255
Liquidity, 145, 263	Subordinated Debt, 252
Management, 139, 261	Subsidiaries
Market, 142, 201, 262	Main, 121
Operating, 141, 201	Transactions with, 259
Risks Management, 201	Tax Credits
Savings (see Accounts)	Expected Realization of, 269
Accounts, 85	Not Triggered, 270
Accounts Deposits, 85	Origin of, 269
Savings Bonds, 102	Tax payments and Collections, 156
Securities, 118	Technical Provisions, 253
Segmentation	Telecommunications, 139
Bradesco Corporate, 125	Training, 180
Bradesco Empresas (Middle Market), 126	Transactions with Affiliated Companies and Subsidiaries, 259
Banco Postal, 128	Transactions/Operations
Bradesco Prime, 127	Credit, 76, 197, 232
Bradesco Private, 127	Insurance, Private Pension Plans and Savings Bonds, 253
Bradesco Varejo (Retail), 128	Onlending, 198
Market, 125	Project Finance, 155
Self-Service ATM Network	Structured, 155
Bradesco Dia&Noite (Day&Night), 133	Underwriting, 154
Services	Value
Internet, 136	Added, 15, 211
Registrar and Qualified Custody, 158	Market, 17
ShopCredit, 138	VaR, 142, 201, 263
ShopInvest, 138	Vida e Previdência (Private Pension Plans), 97

For further information, please contact:

Board of Executive Officers

Milton Almicar Silva Vargas – Executive Vice-President
and Investor Relations Director

Phone: (#55 11) 3681-4011
e-mail: 4000.mvargas@bradesco.com.br

Market Relations – Investor Relations

Jean Philippe Leroy – Investor Relations Executive General Manager

Phone: (#55 11) 3684-9229 and 3684-9231
Fax: (#55 11) 3684-4570 and 3684-4630
e-mail: 4823.jean@bradesco.com.br

Cidade de Deus – Prédio Novo
Osasco – SP – 06029-900
BRAZIL

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8 th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.